2012 Annual Report

Rockwell Collins

Building trust every day

Sales[a]
($ in millions)


$4,734
$4,428
$4,631
$4,806
$4,726
08 09 10 11 12

Earnings per Share


$4.16
$3.73
$3.52
$4.06
$4.15
08 09 10 11 12

Cash Provided by Operating Activities
($ in millions)


$620
$633
$711
$657
$534
08 09 10 11 12

Return on Invested Capital[a][b]


32%
24%
21%
21%
20%
08 09 10 11 12

Shareowner Return Performance[c]

(including dividend reinvestment)
Fiscal years ended September 30th


10%
0%
-10%
-20%
-30%
-40%
2007 2008 2009 2010 2011 2012
Rockwell Collins, Inc.
Peer Group
S&P 500

Cumulative Total Returns

	2008	2009	2010	2011	2012
Rockwell Collins, Inc.	-39.70%	-31.48%	-15.29%	-22.33%	-19.42%
Peer Group	-30.39%	-31.61%	-19.98%	-18.16%	6.43%
S&P 500	-26.44%	-29.55%	-20.01%	-18.28%	-0.25%
Closing market price of Rockwell Collins stock at fiscal year-end	$43.46	$48.15	$58.51	$52.76	$53.64

(a) Certain prior period information has been reclassified to conform to the current year presentation and to reflect the results of the divested Rollmet business as a discontinued operation.

(b) The Company calculates return on invested capital (ROIC) as net income from continuing operations excluding after-tax interest expense, divided by the average of invested capital at the beginning and end of the fiscal year. Invested capital is calculated as the sum of total shareowners' equity (excluding defined benefit accounting adjustments impacting accumulated other comprehensive loss) and total debt, less cash and cash equivalents.

(c) The cumulative total return table and adjacent line graph compare the cumulative total shareowner return on the Company's Common Stock against the cumulative total return of the S&P 500 — Aerospace and Defense Index (Peer Group) and the S&P 500 — Composite Stock Index (S&P 500) for the five-year period ended September 28, 2012, in each case a fixed investment of $100 at the respective closing prices on September 28, 2007, and reinvestment of all cash dividends.

Safe Harbor Statement:
This Annual Report contains statements, including certain projections and business trends, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed herein, in our Form 10-K and from time to time in our other Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof.

At-a-glance

Rockwell Collins is a pioneer in the development and deployment of innovative communication and aviation electronic solutions for commercial and government applications. Our expertise in flight deck avionics, cabin electronics, mission communications, information management, and simulation and training is delivered by approximately 19,000 employees, and a global service and support network that crosses 27 countries.

Vision

Working together creating the most trusted source of communication and aviation electronic solutions

Core Competencies

- Communication
- Cabin management
- Flight control
- Information management
- Integrated systems for mobile platforms
- Navigation
- Simulation
- Situational awareness
- Services



We are in 27 countries

Goals

- Superior customer value
- Talented and motivated people
- Sustainable and profitable growth
- Global leadership in served markets

Balanced Business



Commercial Systems

Our key customers:

- Aircraft manufacturers
- Airlines
- Business aircraft operators



Government Systems

Our key customers:

- U.S. Department of Defense
- Foreign militaries
- Original equipment manufacturers (OEMs)

$1 Billion

annually in research and development



Selected financial data

The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8 of our Form 10-K. The Statement of Operations, Statement of Financial Position and other data have been derived from our audited financial statements. Certain prior period information has been reclassified to conform to the current year presentation and to reflect the results of the divested Rollmet business as a discontinued operation.

		Years Ended September 30			
(dollars in millions, except per share amounts)	2012[a]	2011[b]	2010[c]	2009[d]	2008[e]
Statement of Operations Data:					
Sales	$ 4,726	$ 4,806	$ 4,631	$ 4,428	$ 4,734
Cost of sales	3,324	3,427	3,353	3,118	3,308
Selling, general and administrative expenses	543	533	476	457	484
Income from continuing operations	609	615	557	589	673
Income from discontinued operations, net of taxes	—	19	4	5	5
Net income	609	634	561	594	678
Net income as a percent of sales	12.9%	13.2%	12.1%	13.4%	14.3%
Diluted earnings per share from continuing operations	4.15	3.94	3.50	3.70	4.13
Statement of Financial Position Data:					
Working capital[f]	$ 1,347	$ 1,394	$ 1,237	$ 1,003	$ 598
Property	773	754	707	719	680
Goodwill and intangible assets	1,071	1,088	1,072	964	807
Total assets	5,314	5,389	5,064	4,645	4,144
Short-term debt	—	—	24	—	287
Long-term debt	779	528	525	532	228
Shareowners' equity	1,259	1,523	1,482	1,292	1,408
Other Data:					
Capital expenditures	$ 138	$ 152	$ 109	$ 153	$ 171
Depreciation and amortization	174	159	167	151	138
Dividends per share	1.08	0.96	0.96	0.96	0.80
Stock Price:					
High	$ 61.46	$ 67.29	$ 68.04	$ 51.37	$ 76.00
Low	46.37	43.82	47.19	27.67	43.26

(a) Net income includes $38 million of net restructuring and asset impairment charges ($58 million before income taxes), primarily related to employee severance costs and certain customer bankruptcy charges. Approximately $38 million of the pre-tax charge was recorded in cost of sales, $25 million was included within selling, general and administrative expenses, and $5 million was classified as a gain within Other income. Net income also includes a $19 million income tax benefit related to the favorable resolution of certain tax matters in 2012.

(b) Income from discontinued operations includes a $17 million gain ($27 million before income taxes) resulting from the sale of the Rollmet business. In addition, income from continuing operations includes $17 million of restructuring and asset impairment charges ($27 million before income taxes), primarily related to real estate lease and contract termination charges, asset impairment charges and employee severance costs. $26 million of the pre-tax restructuring and asset impairment charge was recorded in cost of sales and the remaining $1 million was included in selling, general and administrative expenses. Net income also includes a $16 million income tax benefit related to the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit.

(c) Includes a $20 million income tax benefit related to the favorable resolution of certain tax matters in 2010.

(d) Includes $21 million of restructuring and asset impairment charges, primarily related to reductions in workforce and decisions to implement certain facility rationalization actions ($14 million after taxes). Of the total restructuring and asset impairment charge, $19 million was recorded in cost of sales and the remaining $2 million was included in selling, general and administrative expenses.

(e) Includes a $22 million income tax benefit related to the favorable resolution of certain tax matters.

(f) Working capital consists of all current assets and liabilities, including cash and short-term debt.

A message from our Chairman and Chief Executive Officer

At Rockwell Collins, we spend a lot of time focusing on trust — how we earn it, how we retain it, and how we support our customers, investors, communities and employees who rely on the work we do.

As the world and our markets have become less predictable, trust is more essential than ever. Since 2008, we have experienced a series of challenges, including global economic weakness, U.S. defense cuts and customer bankruptcies. As market conditions evolved, we responded with quick and strategically appropriate actions that have preserved shareowner value, kept our company financially strong and positioned us for a successful future.

In fiscal year 2012, Commercial Systems revenue grew 7 percent, reflecting the strength of the air transport market and the beginnings of a recovery, albeit a modest one, in business aviation. The more difficult defense market conditions resulted in an 8 percent reduction in Government Systems sales.

Our balanced and integrated business model has been tested during the past few years, and continues to serve us well...

Even though overall revenue declined slightly to $4.7 billion, our ability to respond quickly to changing conditions and effectively manage costs allowed us to improve total segment operating margins by 110 basis points to 21.3 percent.

Earnings per share grew 5 percent, from $3.94 to $4.15, driven in part by the deployment of substantial capital to buy back shares. In addition, we increased our dividend by 25 percent, reflecting a continued commitment to return capital to shareowners.

While the impact of the conditions faced by our industry and our company will likely linger through fiscal year 2013, I am confident that, going forward, we can continue to earn your trust. Here's how:

Seizing opportunities for growth

Our balanced and integrated business model has been tested during the past few years, and continues to serve us well, as does our ability to leverage shared technology, innovation and business practices. That design has seldom proved more important than in the past year, as Commercial Systems revenue growth mostly offset Government Systems reductions.

This growth in Commercial Systems was led by the air transport sector, which saw Boeing celebrate a year of 787 Dreamliner deliveries, as well as the entry



Clayton M. Jones

For several years, we've recognized the increasing importance of growth beyond our U.S. markets. In fiscal year 2012, we achieved 10 percent growth internationally...

into service of the 747-8, both featuring extensive Rockwell Collins avionics. We also look forward in 2013 to the first flight of the A350 XWB, which contains the most Rockwell Collins content ever installed on an Airbus platform.

Although the business aviation market's recovery has been slower than anticipated, we still enjoyed a number of significant milestones in 2012. The highlight was certification and entry into service of our Pro Line Fusion® advanced avionics system on the Bombardier Global 5000/6000. In fact, our successful collaboration with Bombardier led them to select the system for their upcoming Global 7000 and 8000 jets as well. We also gained certification on the Gulfstream G280, the most recent of more than 15 platforms featuring Pro Line Fusion scheduled to debut in the next five years.

Knowing sales growth would be hard to come by in Government Systems, our focus this year was on sustaining profit margin performance, and that's exactly what we did — actually increasing operating margins 90 basis points to 21.9 percent. Although overall Government Systems sales were down 8 percent, avionics — which comprises more than half of our government business — rose 3 percent, primarily through deliveries on domestic and international tankers, transports and fighters.

We also deepened our relationship with Embraer as they added communications equipment to our existing avionics position on the KC-390 in Brazil. And Boeing selected Data Link Solutions, our joint venture with BAE Systems, to provide Link 16 connectivity through MIDS LVT radios for the U.S. Air Force's KC-46A tanker program. One of our future growth areas — targeting systems — saw awards totaling more than $100 million in Australia and the Middle East for programs based on our FireStorm™ integrated targeting system.

For several years, we've recognized the increasing importance of growth beyond our U.S. markets. In fiscal year 2012, we achieved 10 percent growth internationally — exceeding our projections — and enjoyed particular success in emerging markets. To better serve global markets, we announced a project that will continue throughout fiscal year 2013 to restructure our operations in Europe, while enhancing investment in faster-growing regions. And we continued to explore partnership and joint venture opportunities, like this year's agreement to form AVIC Leihua Rockwell Collins Avionics Company, a joint venture between Rockwell Collins and a subsidiary of the Aviation Industry Corporation of China (AVIC), focused on bringing the latest surveillance products to the COMAC C919 aircraft.

Investing in the future

Rockwell Collins' success today is built on our unwavering commitment to trusted innovation. In good years and bad, we consistently dedicate 18-20 percent of our revenue to research and development (R&D). In fiscal year 2012, we allocated nearly $950 million toward R&D investments, and next year we plan to raise that figure to about $1 billion, or 22 percent of sales, even as revenue growth remains challenged.

This dedication to innovation — driven by the needs of customers — is producing results. Our engineers reduced size, weight, power and cost to bring Pro Line


PARIS
427
10:31

We are also providing new ways for our customers to interact with Rockwell Collins solutions...

Fusion to an ever-broader range of aircraft. The initial application of this new configuration, featuring the industry's first touch-screen primary flight displays, will enter service in 2014 as a retrofit option on Hawker Beechcraft's King Air B200, B300 and C90 families of aircraft. Future versions will feature synthetic vision on a compact Head-up Guidance System (HGS™), another industry first.

In Government Systems, our fifth generation ARC-210 became the first certified airborne software defined radio to incorporate the Soldier Radio Waveform, allowing new levels of connectivity between airborne and ground-based warfighters to exchange information and improve mission effectiveness.

We are also providing new ways for our customers to interact with Rockwell Collins solutions. Our Ascend Flight Manager Mobile iPad® application allows pilots, schedulers and maintenance personnel to view, edit and share crucial data. And we launched an Airshow® app for tablets, bringing new portability and functionality to our industry-leading moving map solution.

Our Advanced Technology Center continued to explore important new areas through contracts from the Defense Advanced Research Projects Agency (DARPA) for a variety of forward-focused research projects, from cyber security for unmanned vehicles to software defined radio advancements.

Finally, we are encouraged when others recognize our innovative spirit. This year, *Flightglobal* named Rockwell Collins "Innovator of the Year" for introducing touch-screen primary flight displays. Our parasitic switched array antenna — a high-performing, low-cost airborne antenna one-fifth the size, weight and cost of traditional airborne directional antennas — earned *Aviation Week's* Innovation Challenge Award. And we also were recognized in the 2011 *Wall Street Journal* Technology Innovation Awards for our Head-up Guidance System with synthetic vision.

Controlling what we can control

Even in today's volatile world, Rockwell Collins' leadership team and employees across the globe are prepared to adapt to those challenges beyond our grasp, while effectively managing things that are within our control.

Throughout the year, we took appropriate actions to right-size our company's infrastructure as market conditions evolved. Government Systems began the process of narrowing its focus on core capabilities, including the elimination of areas with questionable growth prospects. Staffing levels and investment budgets were adjusted across the enterprise, aligning resources with areas of market demand.

These significant efforts were paired with a relentless pursuit of operational excellence. Lean Electronics℠ helped us reduce costs to enable operating margin expansion in an environment where our top line was challenged. We also furthered efforts to extend this efficiency throughout the supply chain by incorporating Lean principles into our Rockwell Collins Trusted Supplier program, which recognizes high-performing suppliers and provides valuable guidance on how they can grow their business with us.



Rockwell Collins' commitment to trusted innovation and superior program performance has resulted in strong customer relationships and expanded market share...

Moving forward

Despite the difficult market environment, Rockwell Collins' commitment to trusted innovation and superior program performance has resulted in strong customer relationships and expanded market share. By continuing to invest in the future, managing the things within our control and staying financially strong, I am increasingly confident in Rockwell Collins' ability to grow profitably in the years ahead.

We should enjoy solid growth across our Commercial Systems markets as we begin to see the benefits of increased production and record orders for new air transport aircraft like the Boeing 787, 747-8 and Airbus A350 XWB. And we will continue to benefit from the growth of our Pro Line Fusion avionics system as it proliferates to new platforms like the Bombardier Global family, CSeries and Lear 85, the Embraer Legacy 450 and 500, and the Mitsubishi MRJ.

In the years ahead, after U.S. military budgets are reset, stability should be restored in Government Systems, followed by growth in core product areas. These areas of core strength include avionics for tanker and rotary wing platforms, networked communications products, next-generation GPS technology and numerous international opportunities.

We also are focused on developing a seasoned, agile leadership team to guide us. In September, we took the next step on this path by appointing Kelly Ortberg—formerly executive vice president and chief operating officer of Government Systems — as our company's president. This move will bring even greater focus on operational excellence over this important transitional period and ensure leadership continuity for the future.

Near-term market conditions will likely require additional difficult choices, and the company is ready to respond just as it has in the past. With the threat of sequestration and future reductions in U.S. defense budgets, we have instituted a number of actions in anticipation of the uncertain economic conditions that await us in fiscal year 2013. While I believe those steps will properly position us for the year ahead, we remain poised to act as market conditions dictate, to help us deliver long-term shareowner value.

I am extremely grateful to our employees, who have embraced the values critical for success during turbulent times — teamwork, integrity, innovation, customer focus and leadership — complemented by what I like to call the "secret sauce" of Rockwell Collins: a passion to win and a true spirit of working together. These attributes have not only sustained us through some difficult years, but also enabled our company to be well-positioned for the future.

Finally, I want to thank our shareowners for your confidence in us. In the best of times, trust is important. But in difficult times, it's essential. We will continue to work hard to earn that trust — every day.

[signature]

Clayton M. Jones
Chairman and Chief Executive Officer

Emerging global trends

Rockwell Collins' strategy for sustainable long-term growth aligns with three emerging global trends, and we're developing the innovative, cost-effective solutions our customers need today and tomorrow.

Trend 1

Global growth





Trend 2

The drive for information

Trend 3

The demand for efficiency and cost effectiveness



Read more at:
rockwellcollins.com/annualreport/2012

Global growth



FireStorm™ integrated targeting system

Security needs are on the rise worldwide, as established and emerging countries seek to protect their borders, infrastructure and resources, and define their place in a 21st century world order. At the same time, global demand for commercial air travel is increasing, generating greater travel volumes, historically high load factors and robust demand for new aircraft.

Now more than ever, the aerospace and defense industry is benefiting from international growth, with an expanding population and emerging economic and military players enhancing market potential.

The International Air Transport Association forecasts an increase in commercial air travel revenue near 5 percent through 2015. And a growing middle class in many regions of the world will continue to drive that demand. For example, Boeing projects the number of commercial aircraft in service will double to 40,000 by 2031. At the same time, projections for business jet growth also show signs of positive movement. Estimates from aircraft manufacturers, including Bombardier and Embraer, forecast 25,000-30,000-plus business aircraft deliveries by 2031, led by growth in the United States, followed by Europe and a rapidly growing Chinese market.

On the government side, emerging markets including Brazil, Russia and India, along with others throughout Southeast Asia and the Middle East, are projected to increase defense spending significantly in the coming years.

We have positively positioned Rockwell Collins to take advantage of this growth. In fact, we project that our international revenues will grow from about a third of revenues today to roughly 40 percent in 2020, due in large part to positions on new aircraft and our ability to respond to international security needs.



Greater market intimacy

We recognize that to sell globally, we must be global: connecting with local customers, understanding specific requirements and gaining familiarity with culture, languages and processes. Rockwell Collins' network of operations spans 27 countries, and our long-standing presence in key markets, including China and Brazil, helps ensure our success there. We also continue to expand our presence in growing markets like the Middle East and India, including our 90,000-square-foot India Design Center with a staff of 500, and a new regional headquarters in Dubai. And in 2012, we announced an agreement to form a new joint venture with a subsidiary of AVIC to bring the latest surveillance products to China's new COMAC C919 aircraft.



Aligning with emerging security challenges

For emerging countries, robust economic growth is often coupled with an enhanced need to address increasing security threats. The Brazilian Air Force's new KC-390 tanker/transport aircraft—featuring Rockwell Collins avionics—is expected to play a prominent role across Latin America. In Europe, the Middle East and Australia, our FireStorm™ integrated targeting system can provide new levels of accuracy for air and ground targeting. And in the Asia-Pacific region, aging aircraft fleets and indigenous platforms offer opportunities for avionics and systems upgrades, along with advanced communication solutions.



Global solutions for the next generation of aircraft

A new generation of highly integrated, more efficient and more capable business and commercial aircraft is coming to market, and Rockwell Collins solutions will play a large role in their success. In the coming years, our flight decks, flight controls, cabin systems and information management solutions will be found on aircraft from manufacturers around the world.

Awarded positions on next generation aircraft — as of September 2012

Business Aircraft	Global 6000	G280	Legacy 500	Legacy 450	Global 5000	G650	Learjet 85	Global 7000/8000	AW609
Flight Deck	■	■	■	■	■		■	■	■
Information Mgmt	■	■	■	■	■		■		
Flight Controls		■				■	■	■	
Cabin	■				■				

Airliners	B787	ARJ-21	Airbus A350 XWB	MC-21	B747-8	CSeries	MRJ	C919
Flight Deck	■	■	■	■	■	■	■	■
Information Mgmt	■		■		■	■	■	
Flight Controls	■		■			■	■	
Cabin								■

The drive for information


APPR LOC2
240
220
190
180
170
5000
4000
29.87 IN
GS 198
HDG 290
CRS 274
LOC1
---- NM
.44
277
17
VS 0

Synthetic Vision on Head-up Guidance System (HGS™)

Today, our customers rely on a rich conduit of information — in the air and on the ground — to achieve mission success. This demand for the right information at the right time requires robust, highly secure technology — first to share the information, then to make sense of it all at the moment it's most needed.

In the 21st century, technology and information are nearly inseparable. Aviators are replacing bulky flight bags with mobile tablets that put essential information at their fingertips. Unmanned aerial vehicles are flown from control centers halfway around the world. Passengers clamor for the same level of internet connectivity in flight as they enjoy in their living rooms. Airborne and ground troops rely on real-time video and precise targeting to more effectively and safely complete their missions. And pilots use synthesized landscapes and advanced radar technology to more safely guide their aircraft from takeoff to landing, even in low-visibility conditions.

Equally important is the need to protect that wealth of information from relentless attackers in both the military and commercial realms. And with the highly networked and integrated systems of today's manned and unmanned aircraft—linked to each other and operators on the ground—the security of command and control functions has never been more important.

Rockwell Collins has pioneered information delivery and security for nearly 80 years. Today, we leverage that heritage to develop systems for the 21st century, like information-rich flight decks, smart targeting systems, real-time battlespace networks and highly integrated flight information systems—all while keeping the information safe and secure.



Fortifying robust, secure information sharing for the modern warfighter

Today's military radios relay a wide range of tactical data communication, even forming battlespace networks to securely share intelligence. Rockwell Collins continues to pioneer technology through software defined radios like the ARC-210 Gen5, which incorporates advanced networking waveforms to facilitate broad information sharing. Our Tactical Targeting Network Technology (TTNT) waveform allows manned and unmanned aircraft to connect to high-bandwidth, near-real-time networks on the fly. And our sophisticated information assurance technologies and state-of-the-art cryptographic and anti-tampering features are designed to prevent an adversary from penetrating the network or accessing sensitive information.



Leveraging human factors for intuitive access to information

Rockwell Collins' extensive research into human factors—exploring how pilots and warfighters process and act upon information—has led to innovations that provide users with the right information at the right time. For instance, touch-screen primary displays in Pro Line Fusion® allow pilots to intuitively navigate, create flight plans and configure the system. And our enhanced and synthetic vision technologies—incorporated into head-up displays—allow pilots to fly more safely, particularly in low-visibility environments and extreme weather conditions. In fact, in light of the high percentage of helicopter crashes caused by blinding sand, snow or dust, the U.S. military has selected Rockwell Collins to develop a synthetic vision system for rotary wing pilots that leverages multi-function radar to provide an integrated 3D view of the operational environment, even in low-visibility conditions, enhancing situational awareness.



Making flight departments more effective and efficient

Today's business aircraft owners and operators confront a vast array of requirements for every trip: Aircraft and crew availability, departure and destination airport information, ground handling arrangements, fuel, weather and more. Rockwell Collins' Ascend flight information solutions help them effectively manage every step of their operations, from preflight scheduling and flight planning, to en route services, to post-trip data logging. When integrated with Rockwell Collins Pro Line 21™ and Pro Line Fusion avionics systems, the flight deck's networked capability enables automatic database updates and access to maintenance information. And with the introduction of applications for mobile devices, Ascend's end to end solutions are now literally at operators' fingertips.

Trend 3

The demand for efficiency and cost effectiveness


FMS1
LACKR
132 DTK
RNP 4.00
EPU 3.50
HDG 132
STD
DH
200
VAMPS

Pro Line Fusion® advanced avionics system for the Gulfstream G280

Today's economic pressures, rapidly advancing technologies and new global markets are challenging our industry to think differently. Customers in both the commercial and government sectors are seeking best-in-class performance at an affordable cost.

Across the geographies and market segments we serve, there's never been a greater demand for solutions that combine cost efficiency with high capability. Emerging governments seek effective budget-conscious technologies free from International Traffic in Arms Regulations (ITAR) restrictions. Business aircraft manufacturers demand affordable ways to incorporate advanced, intuitive avionics into smaller aircraft. Faced with high fuel prices, airlines leverage every reasonable software and hardware technology to maximize the bottom line. And government purchasers in the United States and Europe respond to today's declining budgets and stricter oversight by demanding more from their suppliers.

Rockwell Collins' balanced business model and culture of collaboration promote the sharing of technological advances and savings between military and commercial solutions. Our engineers constantly seek new approaches to deliver high-performance solutions while reducing size, weight, power and cost. New design tools, virtual prototyping and development processes to encourage *fail-fast, fail-early* outcomes are employed to reduce cycle times and avoid costly rework late in the design process. Commercial off-the-shelf (COTS) solutions can reduce costs and offer greater flexibility. And enterprise-wide Lean Electronics℠ initiatives promote a culture dedicated to continuous improvement and customer value.



Scalable design for faster, flexible configuration

The hallmark of Rockwell Collins' next generation Pro Line Fusion integrated avionics system is scalability: the system's architecture and hardware-independent software can be adapted to configurations ranging from turboprops to regional transports, while reducing development costs and cycles. This scalability also makes the system attractive to military applications, with positions on platforms including Embraer's KC-390 tanker/transport and AgustaWestland's new AW609 TiltRotor. It also allows for the incorporation of new technologies as they become available, extending the life cycle and functionality of the aircraft.



Open — and more efficient — architecture

As the pace of innovation continues to accelerate, customers want to know that the solutions they purchase today will allow for improved capabilities and features over time. Our open systems solutions enable commercial and government customers alike to benefit from easy upgrades and readily supported third-party applications. Open solutions also drive cost efficiency in our advanced simulation and training offerings, which leverage our CORE™ simulation architecture to maximize life cycle value and enhance training effectiveness by allowing for integration of the latest COTS technologies and enabling implementation across a family of training solutions, from desktop trainers to full flight simulators.



LVC: Increased readiness at reduced cost

The cost of training a single fighter pilot often runs into the millions. That's why our Live Virtual Constructive (LVC) training systems are gaining so much interest. By integrating simulations of hostile and friendly forces with live assets — such as real jets flown by seasoned fighter pilots — the realism of air combat training can be radically enhanced, increasing warfighter readiness at a reduced cost.

Directors and officers

Board of Directors

Clayton M. Jones
Chairman and
Chief Executive Officer
Rockwell Collins, Inc.

Donald R. Beall
Chairman Emeritus
Rockwell

Anthony J. Carbone
Retired Vice Chairman of the Board
and Senior Consultant
The Dow Chemical Company

Chris A. Davis
Former General Partner
Forstmann Little & Co.

Ralph E. Eberhart
General, USAF (Retired)
Chairman and President
Armed Forces Benefit Association

John A. Edwardson
Chairman of the Board
CDW Corporation

David Lilley
Retired Chairman and Chief Executive Officer
Cytec Industries Inc.

Andrew J. Policano
Dean, The Paul Merage School of Business
University of California, Irvine

Cheryl L. Shavers
Chairman and Chief Executive Officer
Global Smarts, Inc.

Jeffrey L. Turner
President and Chief Executive Officer
Spirit AeroSystems Holdings, Inc.

Committees

Audit Committee

Chris A. Davis
Chairman

David Lilley

Andrew J. Policano

Board Nominating and Governance Committee

Andrew J. Policano
Chairman

David Lilley

Cheryl L. Shavers

Compensation Committee

Anthony J. Carbone
Chairman

Ralph E. Eberhart

John A. Edwardson

Jeffrey L. Turner

Executive Committee

Anthony J. Carbone
Chairman

Chris A. Davis

Clayton M. Jones

Technology Committee

Cheryl L. Shavers
Chairman

Donald R. Beall

Ralph E. Eberhart

John A. Edwardson

Executive Officers

Clayton M. Jones
Chairman and
Chief Executive Officer

Robert K. Ortberg
President

Barry M. Abzug
Senior Vice President,
Corporate Development

Patrick E. Allen
Senior Vice President and
Chief Financial Officer

John-Paul E. Besong
Senior Vice President,
e-Business

Gary R. Chadick
Senior Vice President,
General Counsel and Secretary

Gregory S. Churchill
Executive Vice President,
International and Service Solutions

Philip J. Jasper
Executive Vice President and
Chief Operating Officer,
Government Systems

Bruce M. King
Senior Vice President,
Operations

Ronald W. Kirchenbauer
Senior Vice President,
Human Resources

Nan Mattai
Senior Vice President,
Engineering and Technology

Marsha A. Schulte
Vice President,
Finance & Controller

Kent L. Statler
Executive Vice President and
Chief Operating Officer,
Commercial Systems

Douglas E. Stenske
Vice President,
Treasurer and Financial Planning

Robert A. Sturgell
Senior Vice President,
Washington Operations

Corporate information

Rockwell Collins, Inc.
World Headquarters
400 Collins Road NE
Cedar Rapids, IA 52498
319.295.1000
www.rockwellcollins.com

Investor Relations
Securities analysts should call:
Steven J. Buesing
Vice President, Investor Relations
319.295.7575

Corporate Public Relations
Members of the news media should call: 319.295.0591

Annual Meeting
The company's annual meeting of shareowners will be held on Thursday, February 7, 2013, near its World Headquarters at:

The Cedar Rapids Marriott
1200 Collins Road NE
Cedar Rapids, IA 52402

A notice of the meeting and proxy material will be made available to shareowners in late December 2012.

Independent Auditors
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606

Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
888.253.4522 or 651.450.4064

1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
888.253.4522 or 651.450.4064

Corporate Governance
Our corporate governance documents are available on our website at www.rockwellcollins.com. These documents include our Restated Certificate of Incorporation, By-Laws, Board of Directors Guidelines on Corporate Governance, Committee Charters, Board Membership Criteria, Code of Ethics, Categorical Standards and Policy for Director Independence, and Related Person Transaction Policy. The Certifications of our CEO and CFO pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to our Form 10-K for the fiscal year ended September 28, 2012, and the CEO's annual certification regarding our compliance with the NYSE's corporate governance listing standards has been timely submitted.

Shareowner Services
Correspondence about share ownership, dividend payments, transfer requirements, changes of address, lost stock certificates and account status may be directed to:

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
888.253.4522 or 651.450.4064
www.shareowneronline.com

Shareowners wishing to transfer stock should send their written request, stock certificate(s) and other required documents to:

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
888.253.4522 or 651.450.4064
www.shareowneronline.com

Shareowners needing further assistance should call: 319.295.4045.

For copies of the annual report, Forms 10-K and Forms 10-Q, please call: Rockwell Collins Investor Relations 319.295.7575.

Shareowner Service Plus Plan℠
Under the Wells Fargo Shareowner Service Plus Plan℠, shareowners of record may elect to reinvest all or a part of their dividends, to have cash dividends directly deposited in their bank accounts and to deposit share certificates with the agent for safekeeping. These services are provided without charge to the participating shareowner.

In addition, the plan allows participating shareowners at their own cost to make optional cash investments in any amount from $100 to $100,000 per year or to sell all or any part of the shares held in their accounts.

Participation in the plan is voluntary, and shareowners of record may participate or terminate their participation at any time. For a brochure and full details of the program, please direct inquiries to:

Wells Fargo Shareowner Services
Investment Plan Services
P.O. Box 64856
St. Paul, MN 55164-0856
888.253.4522 or 651.450.4064

Stock Exchange
Common Stock (Symbol: COL)
New York Stock Exchange

Rockwell Collins

Building trust every day

World Headquarters
400 Collins Road NE
Cedar Rapids, Iowa 52498
319.295.1000
www.rockwellcollins.com

147-1496-000

Corporate and Social Responsibility

At Rockwell Collins, we believe that trust and responsibility go hand-in-hand. That trust can be earned only through responsible stewardship of our most valuable resources — our employees, our communities and our environment.

To learn more about Rockwell Collins' Corporate and Social Responsibility initiatives and performance, please visit: http://www3.rockwellcollins.com/csr/



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2012**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

SEC Mail Processing Section
DEC 20 2012
Washington DC
400

Commission file number 001-16445

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**52-2314475**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 Collins Road NE **Cedar Rapids, Iowa**	**52498**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (319) 295-1000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant on March 30, 2012 was approximately $8.3 billion. For purposes of this calculation, the registrant has assumed that its directors and executive officers are affiliates.

140,213,241 shares of the registrant's Common Stock were outstanding on October 31, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the Proxy Statement for the Annual Meeting of Shareowners of the registrant to be held on February 7, 2013 is incorporated by reference into Part III.

ROCKWELL COLLINS, INC.

Annual Report on Form 10-K

Table of contents

This page intentionally left blank.

PART I

Item 1. ***Business.***

General

Rockwell Collins, Inc. is a leader in the design, production and support of communications and aviation electronics for commercial and military customers worldwide. While our products and systems are primarily focused on aviation applications, our Government Systems business also offers products and systems for ground and shipboard applications. The integrated system solutions and products we provide to our served markets are oriented around a set of core competencies: communications, navigation, automated flight control, displays/surveillance, simulation and training, integrated electronics and information management systems. We also provide a wide range of services and support to our customers through a worldwide network of service centers, including equipment repair and overhaul, service parts, field service engineering, training, technical information services and aftermarket used equipment sales. The structure of our business allows us to leverage these core competencies across markets and applications to bring high value solutions to customers. We operate in multiple countries and are headquartered in Cedar Rapids, Iowa.

Our Company's heritage is rooted in the Collins Radio Company, established in 1933. Rockwell Collins, Inc., the parent company, is incorporated in Delaware. As used herein, the terms "we", "us", "our", "Rockwell Collins" or the "Company" include subsidiaries and predecessors unless the context indicates otherwise.

Whenever reference is made in any Item of this Annual Report on Form 10-K to information under specific captions of our 2012 Annual Report to Shareowners (2012 Annual Report) or to information in our Proxy Statement for the Annual Meeting of Shareowners to be held on February 7, 2013 (2013 Proxy Statement), such information shall be deemed to be incorporated herein by such reference.

All date references contained herein relate to our fiscal year ending on the Friday closest to September 30 unless otherwise stated. For ease of presentation, September 30 is utilized consistently throughout this report to represent the fiscal year end date. Each of 2012, 2011 and 2010 was a 52-week fiscal year.

Financial Information About Our Business Segments

Financial information with respect to our business segments, including product line disclosures, revenues, operating earnings and total assets, is contained under the caption ***Segment Financial Results*** in ***Management's Discussion and Analysis of Financial Condition and Results of Operations*** in Item 7 below and in Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Access to the Company's Reports and Governance Information

We maintain an internet website at www.rockwellcollins.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on this site as soon as reasonably practicable after the reports are filed with or furnished to the Securities and Exchange Commission (SEC). All reports we file with the SEC are also available free of charge via EDGAR through the SEC's website at www.sec.gov. We also post corporate governance information (including our corporate governance guidelines and Board committee charters) and other information related to our Company on our internet website where it is available free of charge. We will provide, without charge, upon written request, copies of our SEC reports and corporate governance information. Our internet website and the information contained therein or connected thereto are not incorporated into this Annual Report on Form 10-K.

Description of Business by Segment

We serve a worldwide customer base through our Government Systems and Commercial Systems business segments. These two segments are described in detail below.

Government Systems

Our Government Systems business provides a broad range of electronic products, systems and services to customers including the U.S. Department of Defense, other ministries of defense, other government agencies and defense contractors around the world. Our defense electronic solutions are designed to meet a wide range of customer requirements, but tend to share certain characteristics including design for rugged environments for use in size, weight and power constrained applications. These applications also typically have stringent product integrity and certification requirements with a high degree of customer oversight. These products, systems and services support airborne, precision weapon, ground and maritime applications and are used in line-fit applications on new equipment as well as in retrofit and upgrade applications designed to extend the effective life and enhance the capability of existing aircraft, vehicle and weapon platforms.

Our defense-related systems, products and services include:

- communications systems and products designed to enable the transmission of information across the communications spectrum, including satellite communications
- navigation products and systems, including radio navigation products, global positioning system (GPS) equipment, handheld navigation devices and multi-mode receivers
- avionics sub-systems for aircraft flight decks that combine flight operations with navigation and guidance functions that can include flight controls and displays, information/data processing and communications, navigation, safety and surveillance systems
- cockpit display products, including multipurpose flat panel head-down displays, wide field of view head-up and helmet-mounted displays
- simulation and training systems, including visual system products, training systems and services
- maintenance, repair, parts and after-sales support services

Government Systems sales are categorized into avionics, communication products, surface solutions and navigation products. Product category sales are delineated based upon the difference in the underlying product technologies and markets served.

Avionics consists of electronic solutions for a broad range of airborne platforms including fixed and rotary wing aircraft, unmanned aerial vehicles (UAVs) and the associated aircrew and maintenance training devices and services. We provide complete avionics solutions (including cockpit avionics, mission system applications and system integration) and also provide individual avionics products to platform integrators. We serve various roles within these markets including system and subsystems integrator as well as provider of various electronic products. For the UAV market we provide cost effective, high performance integrated flight control, navigation, communication and sensor capabilities. Simulation and training solutions are provided for both fixed wing and rotary wing aircraft.

Communication products include full spectrum voice and data connectivity for government and military use in the air, on the ground and at sea. The products support military user requirements for high availability, highly secure, jam resistant wireless communication capability. Products include radio communication, data links, networking devices and satellite communication terminals.

Surface solutions include electronic systems applied to a variety of non-airborne market segments. This includes products and solutions for ground forces, maritime applications, precision targeting systems and surface-based communication network integration programs.

Navigation products are primarily comprised of GPS-based products delivered for precision navigation applications including handheld navigation devices (e.g., DAGR), precision-guided weapons (e.g., JDAM) and other embedded GPS applications.

Commercial Systems

Our Commercial Systems business supplies aviation electronics systems, products and services to customers located throughout the world. The customer base is comprised of original equipment manufacturers (OEMs) of commercial air transport, business and regional aircraft, commercial airlines and business aircraft operators. Our systems and products are used in both OEM applications as well as in retrofit and upgrade applications designed to increase the efficiency and enhance the value of existing aircraft.

Our commercial aviation electronics systems, products and services include:

- integrated avionics systems, such as Pro Line Fusion®, which provide advanced avionics capabilities to meet the challenges of operating in the next generation global airspace. Capabilities include synthetic and enhanced vision enabled flight displays, advanced flight and performance management systems, fly-by-wire integrated flight controls and information management solutions to improve operational efficiency

- integrated cabin electronics systems, including cabin management systems, passenger connectivity and entertainment solutions, business support systems to improve passenger productivity and passenger flight information systems

- communications systems and products, such as data link, high frequency, very high frequency and satellite communications systems

- navigation systems and products, including landing sensors to enable fully automatic landings, radio navigation and geophysical sensors, as well as flight management systems

- situational awareness and surveillance systems and products, such as synthetic and enhanced vision systems, surface surveillance and guidance solutions, head-up guidance systems, weather radar and collision avoidance systems

- integrated information management solutions to improve the overall efficiency of flight, maintenance and cabin operations. These include on-board information management systems and connectivity solutions, airborne and ground applications and services, and ground infrastructure and services

- electro-mechanical systems, including integrated pilot control solutions and primary and secondary actuation systems

- simulation and training systems, including full-flight simulators for crew training, visual system products, training systems and engineering services

- maintenance, repair, parts, after-sales support services and aftermarket used equipment

Commercial Systems sales are categorized into air transport aviation electronics and business and regional aviation electronics. Product category sales are delineated based upon the difference in the underlying customer base, size of aircraft and markets served.

Air transport aviation electronics include avionics, cabin systems and flight control systems for large commercial transport aircraft platforms. We design these items as sub-systems and work with OEMs to integrate our and other suppliers' products into the flight deck and broader aircraft systems. Our products offered for OEM applications in the air transport category are marketed directly to aircraft OEMs and airline operators, while our products offered for aftermarket applications are primarily marketed to the airline operators.

Business and regional aviation electronics include integrated avionics, cabin management and flight control systems for application on regional and business aircraft platforms. We develop integrated avionics, cabin and flight control solutions for business and regional aircraft OEMs and support them with the integration into other aircraft systems. Products offered for OEM applications in the business and regional aircraft category are marketed directly to the aircraft OEMs. Products offered for aftermarket applications are primarily marketed through distributors for business aviation and directly to regional airline operators. Our integrated information management solutions for business aircraft are offered directly to flight departments.

Customers, Sales and Marketing

We serve a broad range of customers worldwide, including the U.S. Department of Defense, U.S. Coast Guard, civil agencies, defense contractors, foreign ministries of defense, manufacturers of commercial air transport, business and regional aircraft, commercial airlines and fractional and other business jet operators. We market our systems, products and services directly to Government Systems and Commercial Systems customers through an internal marketing and sales force. In addition, we utilize a worldwide dealer network to distribute our products and international sales representatives to assist with international sales and marketing. In 2012 various branches of the U.S. Government, both directly and indirectly through subcontracts, accounted for 38 percent of our total sales.

Our largest customers have substantial bargaining power with respect to price and other commercial terms. Although we believe that we generally enjoy good relations with our customers, the loss of all or a substantial portion of our sales to any of our large volume customers for any reason, including the loss of contracts, bankruptcy, reduced or delayed customer requirements or strikes or other work stoppages affecting production by these customers, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Competition

We operate in a highly competitive environment. Principal competitive factors include total cost of ownership, product and system performance, quality, service, warranty and indemnification terms, technology, design engineering capabilities, new product innovation and timely delivery. We compete worldwide with a number of U.S. and non-U.S. companies in each of our Government Systems and Commercial Systems businesses. Many of these competitors are also our suppliers or customers on some of our programs. Some of our principal competitors include Honeywell International, Inc., Thales S.A., Panasonic, Raytheon Co., Harris Corp., BAE Systems Aerospace, Inc., General Dynamics Corporation, L3 Communications, Inc., The Boeing Company, Northrop Grumman Corp., CAE Inc., General Electric Co. and Garmin International Inc. Several of our competitors are significantly larger than us in terms of resources and market share, and can offer a broader range of products. Some of our competitors have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas. In addition, some of our competitors offer avionics and communications solutions with fewer features and lower prices that may compete with our solutions. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products. Furthermore, competitors who have greater financial resources may be better able to provide a broader range of financing alternatives to their customers in connection with sales of their products. We believe, however, that our systems, products and services are well positioned to compete in our served markets.

Industry consolidation has had a major impact on the competitive environment in which we operate. Our competitors periodically undertake mergers, alliances and realignments that contribute to a dynamic competitive landscape. During the past three years, we have completed three acquisitions and entered into several strategic alliances to improve our competitive position and expand our market reach.

Raw Materials, Supplies and Working Capital

We believe we have adequate sources for the supply of raw materials and components for our manufacturing and service needs with suppliers located around the world. Electronic components and other raw materials used in the manufacture of our products are generally available from several suppliers. We continue to work with our supply base for raw materials and components to ensure an adequate source of supply, utilizing strategic alliances, dual sourcing, identification of substitute or alternate parts that meet performance requirements and life-time buys. These life-time buys involve purchases of multiple years of supply in order to meet production and service requirements over the life span of a product. Although historically we have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations or service needs, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our investment in inventory is a significant part of our working capital, and historically we have maintained sufficient inventory to meet our customers' requirements on a timely basis. This investment includes production stock, work-in-process, pre-production engineering costs, finished goods, spare parts and goods on consignment with airlines. Our accounts receivable also constitute a significant part of our working capital. Accounts receivable includes unbilled receivables primarily related to sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms. The critical accounting policies involving pre-production engineering costs, inventory valuation reserves and long-term contracts are discussed under the caption ***Management's Discussion and Analysis of Financial***

Condition and Results of Operations in Item 7 below. Additional information relating to accounts receivable and inventory is contained in Notes 2, 5 and 6 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Backlog

The following table summarizes our backlog:

	September 30	
(in billions)	2012	2011
Government Systems:		
Funded orders	$ 2.8	$ 2.9
Unfunded orders	0.5	0.1
Commercial Systems	1.5	1.4
Total backlog	$ 4.8	$ 4.4

Our backlog represents the aggregate of the sales price of orders received from customers, but not recognized as revenue, and excludes unexercised options. Although we believe that the orders included in backlog are firm, most of our backlog involves orders that can be modified or terminated by the customer. Our backlog at September 30, 2012 includes approximately $2.4 billion of orders that are expected to be filled by us after fiscal year 2013.

Joint Ventures

Joint ventures, strategic investments and other cooperative arrangements are part of our business strategies to broaden the market for our products and develop new technologies.

We have a 50 percent ownership interest in each of the following:

- Data Link Solutions LLC (DLS), a joint venture with BAE Systems, plc, for joint pursuit of the worldwide military data link market
- Vision Systems International, LLC (VSI), a joint venture with Elbit Systems, Ltd., for joint pursuit of helmet-mounted cueing systems for the worldwide military fixed wing aircraft market
- Integrated Guidance Systems LLC (IGS), a joint venture with Honeywell International, Inc., for joint pursuit of the development of weapons guidance and navigation solutions
- Quest Flight Training Limited, a joint venture with Quadrant Group plc, which provides aircrew training services primarily for the United Kingdom Ministry of Defence

Acquisitions and Dispositions

We continually consider various business opportunities, including strategic acquisitions and alliances, licenses and marketing arrangements, and we review the prospects of our existing businesses to determine whether any of them should be modified, sold or otherwise discontinued.

We completed three acquisitions in the past three years to augment our internal growth plans. These acquisitions were:

- flight operations management solutions: January 2011 acquisition of Computing Technologies for Aviation, Inc.
- high-performance sensor simulation training applications: December 2010 acquisition of Blue Ridge Simulation, Inc.
- corporate flight handling and trip support services: December 2009 acquisition of AR Group, Inc.

In July 2011, we divested the Rollmet business, which provided seamless alloy and stainless steel pipes and propulsion system components for the energy, petrochemical and defense industries.

Additional information relating to our acquisitions, dispositions and joint ventures is contained in Notes 3, 4, 8 and 9 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Research and Development

We have significant research, development, engineering and product design capabilities. At September 30, 2012, we employed approximately 6,350 engineers.

Amounts attributed to our research and development (R&D) investment are as follows:

(in millions)	2012	2011	2010
Customer-funded (1)	$ 503	$ 550	$ 516
Company-funded	320	355	345
Total research and development expense	823	905	861
Increase in pre-production engineering costs	123	126	80
Total research and development investment (2)	$ 946	$ 1,031	$ 941

(1) Customer-funded R&D includes activities relating to the development of new products and the improvement of existing products for which we are reimbursed by our customers. Customer-funded R&D includes amortization of pre-production engineering costs as disclosed in Note 6 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

(2) Total research and development investment consists of company and customer-funded research and development expenditures as well as the net increase in pre-production engineering costs capitalized within inventory. As disclosed in Note 6 of the ***Notes to Consolidated Financial Statements*** in Item 8 below, pre-production engineering costs capitalized within inventory were $569 million and $446 million at September 30, 2012 and September 30, 2011, respectively. The net increase in pre-production engineering costs during 2012 was therefore $123 million. This increase, and a description of the critical accounting policies involving pre-production engineering, are discussed under the caption ***Management's Discussion and Analysis of the Financial Condition and Results of Operations*** in Item 7 below.

Intellectual Property

We own numerous U.S. and foreign patents and have numerous pending patent applications, including patents and patent applications purchased in our acquisitions. We also license certain patents relating to our manufacturing and other activities. While in the aggregate we consider our patents and licenses important to the operation of our business, we do not consider any individual patent or license to be of such importance that the loss or termination of any one patent or license would materially affect us.

Rockwell Automation, Inc. (Rockwell) owns the "Rockwell" name. In connection with our spin-off from Rockwell in 2001, we were granted the exclusive right to continue to use the Rockwell Collins name for use in our business other than in connection with the Rockwell Automation business or industrial automation products. This exclusive right would terminate following certain change of control events applicable to us as described in our distribution agreement with Rockwell.

Employees

As of September 30, 2012, we had approximately 19,000 employees. Collective bargaining agreements expire in May 2013 with approximately 1,900 of our 1,950 U.S. collective bargaining unit employees. These expiring agreements are with each of (1) International Brotherhood of Electrical Workers, Local Union No. 1362, (2) International Brotherhood of Electrical Workers, Local Union No. 1634 and (3) International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, Local Union No. 787. Failure to reach new agreements with these bargaining units could result in work stoppages which could adversely affect our business, financial condition, operating results and cash flows. In certain of our non-U.S. subsidiaries, many of our employees are represented by workers' councils or statutory labor unions.

Cyclicality and Seasonality

The avionics and communications markets in which we sell our products are, to varying degrees, cyclical and have experienced periodic upswings and downturns. For example, markets for our commercial aviation electronic products have experienced downturns during periods of slowdowns in the commercial airline industry and during periods of weak conditions in the economy in general, as demand for new aircraft generally declines during these periods. We believe that we are currently benefiting from a commercial aviation upswing especially with production rate increases anticipated by various aircraft manufacturers to meet significant backlogs. Our Government Systems business is also subject to some cyclicality primarily as a result of U.S. Government defense budget cycles. While we believe our Government Systems business is well positioned, the U.S. Government defense budget is expected to decline this year and to decline further in the coming years. Additional information related to the defense budget environment, including the potential impacts from sequestration, can be found under the caption ***Risk Factors*** in Item 1A below.

Our business tends to be seasonal with our fourth quarter usually producing relatively higher sales and cash flow and our first quarter usually producing relatively lower sales and cash flow. A large part of this seasonality variance is attributable to our Government Systems business and relates to the U.S. Government procurement cycle.

Regulatory Matters

As a defense contractor, our contract costs are audited and reviewed on a continual basis by the Defense Contract Audit Agency. Audits and investigations are conducted from time to time to determine if our performance and administration of our U.S. Government contracts are compliant with applicable contractual requirements and procurement regulations and other applicable federal statutes and regulations. Under present U.S. Government procurement regulations, if indicted or adjudged in violation of procurement or other federal civil laws, a contractor, such as us, could be subject to fines, penalties, repayments or other damages. U.S. Government regulations also provide that certain findings against a contractor may lead to suspension or debarment from eligibility for awards of new U.S. Government contracts for up to three years.

The sale, installation and operation of our products in commercial aviation applications is subject to continued compliance with applicable regulatory requirements and future changes to those requirements. In the U.S., our commercial aviation products are required to comply with Federal Aviation Administration regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Some of our products, such as radio frequency transmitters and receivers, must also comply with Federal Communications Commission regulations governing authorization and operational approval of telecommunications equipment.

Internationally, similar requirements exist for airworthiness, installation and operational approvals. These requirements are administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Joint Aviation Authorities. Many countries also impose specific telecommunications equipment requirements, administered through their national aviation authorities or telecommunications authorities. In Europe, approval to import products also requires compliance with European Commission directives, such as those associated with electrical safety, electro-magnetic compatibility, use of metric units of measurement and restrictions on the use of lead.

Products already in service may also become subject to mandatory changes for continued regulatory compliance as a result of any identified safety issue, which can arise from an aircraft accident, incident or service difficulty report.

Our products and technical data are controlled for export and import under various regulatory agencies. Audits and investigations by these agencies are a regular occurrence to ensure compliance with applicable federal statutes and regulations. Violations, including as a successor to an acquired business, can result in fines and penalties assessed against the Company as well as individuals, and the most egregious acts may result in a complete loss of export privileges.

Although we do not have any significant regulatory action pending against us, any such action could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Environmental Matters

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have had and will continue to have an impact on our manufacturing operations. To date, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on our liquidity and capital resources, competitive position or financial condition. We believe that our expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on our business or financial condition, but could possibly be material to the results of operations or cash flows of any one period. Additional information on environmental matters is contained in Note 21 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Geographic Information

Our principal markets outside the U.S are in France, Canada, the United Kingdom, Germany, Japan, Australia, China, Italy, Sweden, Spain, Singapore, Brazil, United Arab Emirates, India and Saudi Arabia. In addition to normal business risks, operations outside the U.S. are subject to other risks, including political, economic and social environments, governmental laws and regulations and currency revaluations and fluctuations.

Selected financial information by major geographic area for each of the three years in the period ended September 30, 2012 is contained in Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Item 1A. *Risk Factors.*

Reduction in U.S. Government spending may adversely impact Government Systems sales and profitability.

In 2012, 38 percent of our sales were derived from U.S. Government contracts, both directly and indirectly through subcontracts. Defense funding by the U.S. Government faces significant pressures and is expected to decline over the next few years due to the overall economic environment, budget deficits and competing budget priorities. Cost cutting, efficiency initiatives, reprioritization and other affordability analysis by the U.S. Government on defense spending could present some additional opportunities for us, but overall may adversely impact our Government Systems sales and profitability.

Unless the U.S. Government takes further action, the Budget Control Act of 2011 (Budget Act) will trigger substantial, automatic reductions in both defense and discretionary spending in January 2013. While the impact of sequestration is yet to be determined, automatic across-the-board cuts would be in addition to reductions already reflected in the defense funding over a ten-year period. The resulting automatic across-the-board budget cuts in sequestration could have significant consequences to our business and industry. There could be disruption of ongoing programs and initiatives and personnel reductions that could severely impact advanced manufacturing operations and engineering expertise, and accelerate the loss of skills and knowledge.

We offer a diverse range of defense products and services. We believe that this makes it less likely that cuts in any specific contract or program will have a long-term effect on our business; however, termination of multiple or large programs or contracts could adversely affect our business and future financial performance. Potential changes in funding priorities may afford new or additional opportunities for our businesses in terms of existing, follow-on or replacement programs. While we would expect to compete, and be well positioned as the incumbent on existing programs, we may not be successful, and any replacement programs may be funded at lower levels.

In years when the U.S. Government does not complete its budget process before the end of its fiscal year (September 30), government operations typically are funded through a continuing resolution that authorizes agencies of the U.S. Government to continue to operate, but does not authorize new spending initiatives. When the U.S. Government operates under a continuing resolution, delays can occur in the procurement of products and services. Should a continuing resolution be prolonged further or extended through all or a large part of the government fiscal year, it may cause procurement awards to shift and cause our revenues to vary between periods.

During periods covered by continuing resolutions (or until the regular appropriation bills are passed), we may experience delays in procurement of products and services due to lack of funding, and those delays may affect our results of operations. At times, we may continue to work without funding, and use our own funds in order to meet our customer's desired delivery dates for products or services. It is uncertain at this time which of our programs' funding could be reduced in future years or whether new legislation will be passed by Congress in the next fiscal year that could result in additional or alternative funding cuts.

We depend to a significant degree on U.S. Government contracts, which are subject to unique risks.

In addition to normal business risks, our supply of systems and products to the U.S. Government is subject to unique risks which are largely beyond our control. These risks include:

- dependence on Congressional appropriations and administrative allotment of funds
- the ability of the U.S. Government to terminate, without prior notice, partially completed government programs and contracts that were previously authorized
- changes in governmental procurement legislation and regulations and other policies which may reflect military and political developments
- significant changes in contract scheduling or program structure, which generally result in delays or reductions in deliveries
- intense competition for available U.S. Government business necessitating increases in time and investment for design and development
- difficulty of forecasting costs and schedules when bidding on developmental and highly sophisticated technical work
- changes over the life of U.S. Government contracts, particularly development contracts, which generally result in adjustments of contract prices
- claims based on U.S. Government work and violation of associated compliance and other requirements, which may result in fines, the cancellation or suspension of payments or suspension or debarment proceedings affecting potential further business with the U.S. Government

International conflicts and terrorism may adversely affect our business.

International conflicts such as the war in Afghanistan, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our Government Systems business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as in-flight entertainment, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

Our business is heavily concentrated in the aviation industry.

As a provider of products and services to the aviation industry, we are significantly affected by the overall economic condition of that industry. The aviation industry is historically cyclical.

Our business, financial condition, results of operations and cash flows may be adversely impacted, among other things, by the following:

- reductions in demand for aircraft and delayed aircraft delivery schedules
- challenges in the financial condition of some of our existing and potential customers
- reductions in the need for, or the deferral of, aircraft maintenance and repair services and spare parts support
- retirement or storage of older generation aircraft, resulting in fewer retrofits and less demand for services for those aircraft
- limited availability of financing for airlines or aircraft
- high fuel costs

- health pandemics or other disruptions to commercial air travel demand

New airspace management technologies may impact future sales.

The aerospace industry is experiencing a global transition from traditional communications, navigation, surveillance and air traffic control systems to air traffic management systems utilizing satellite-based technologies that will allow pilots to fly at desired paths and speeds selected in real time, while still complying with instrument flight regulations. The transition to these technologies will require the use of digital communications systems, global positioning system navigation, satellite surveillance techniques and ground surveillance systems. These technologies are expected to result in more direct and efficient flight routes, fewer flight delays and reduced airport congestion. Although we believe that we are well positioned to participate in this market evolution, our ability to capitalize on the transition to these airspace management technologies is subject to various risks, including:

- delays in the development of the necessary satellite and ground infrastructure by the U.S. and other governments
- delays in adopting national and international regulatory standards
- competitors developing better products
- failure of our product development investments in communications, navigation and surveillance products that enable airspace management technologies to coincide with market evolution to, and demand for, these products
- the ability and desire of customers to invest in products enabling airspace management technologies

A global or regional recession may adversely affect us.

If a recession emerges that impacts where we do business, risks may include:

- declines in revenues, profitability and cash flows from reduced orders, payment delays or other factors caused by the economic problems of our customers
- adverse impacts on our access to short-term commercial paper borrowings or other credit sources
- supply problems associated with any financial constraints faced by our suppliers

We derive a significant portion of our revenues from international sales and are subject to the risks of doing business outside the U.S.

In 2012, 33 percent of our total revenues were from sales of our products and services internationally. We expect that international sales will continue to account for a significant portion of our total sales. As a result, we are subject to risks of doing business internationally, including:

- laws, regulations and policies of non-U.S. governments relating to investments and operations, as well as U.S. laws affecting the activities of U.S. companies abroad
- regulatory requirements and potential changes, including imposition of tariffs or embargoes, export controls and other trade restrictions and antitrust and data privacy requirements
- changes in government spending on defense programs, including the potential spending decline in European countries
- uncertainties and restrictions concerning the availability of funding, credit or guarantees
- requirements of certain customers which obligate us to specified levels of in-country purchases, manufacturing or investments, known as offsets, and penalties in the event we fail to perform in accordance with the offset requirements
- import and export licensing requirements and regulations
- uncertainties as to local laws and enforcement of contract and intellectual property rights

- rapid changes in government, economic and political policies, political or civil unrest or the threat of international boycotts or U.S. anti-boycott legislation

We have made, and expect to continue to make, strategic acquisitions that involve significant risks and uncertainties.

We completed three acquisitions in the last three years and we intend to make acquisitions in the future in an effort to enhance shareowner value. Acquisitions involve a certain amount of risks and uncertainties such as:

- the difficulty in integrating newly-acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration

- the challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions

- the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets

- the risk that we assume significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties

- the potential loss of key employees of the acquired businesses

- the risk of diverting the attention of senior management from our existing operations

We enter into fixed-price contracts that could subject us to losses in the event that we have cost overruns.

During 2012, approximately 93 percent of our total sales were from, and a significant portion of our anticipated future sales will be from, fixed-price contracts. This allows us to benefit from cost savings, but it carries the burden of potential cost overruns since we assume all of the cost risk. If our initial cost estimates are incorrect, we can incur losses on these contracts. These fixed-price contracts can expose us to potentially large losses because the customer may compel us to complete a project or, in the event of a termination for default, pay the entire incremental cost of its replacement by another provider regardless of the size of any cost overruns that occur over the life of the contract. Because many of these projects involve new technologies and applications and can last for years, unforeseen events such as technological difficulties, fluctuations in the price of raw materials, problems with subcontractors and cost overruns can result in the contractual price becoming less favorable or even unprofitable to us over time. Furthermore, if we do not meet project deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts we may not realize their full benefits. Our results of operations are dependent on our ability to maximize our earnings from our contracts. Lower earnings caused by cost overruns could have an adverse impact on our financial condition, operating results and cash flows.

Costs of certain employee and retiree benefits may continue to rise.

Although we have taken action seeking to contain volatility in the costs related to medical and pension benefits, there are risks that our costs for these benefits will increase as a result of:

- continued increases in medical costs related to current employees due to increased usage of medical benefits, medical inflation and the impact of recent U.S. Government health care legislation

- material changes in legislation or market dynamics as a result impacting medical or pension matters

- the effect declines in the stock and bond markets have on the performance of our pension plan assets

- potential reductions in the discount rate used to determine the present value of our retirement benefit obligations

Tax changes could affect our effective tax rate and future profitability.

Our future results could be adversely affected by changes in the effective tax rate as a result of changes in our overall profitability and changes in the mix of earnings in countries with differing statutory tax rates, changes in tax legislation, the results of audits and examination of previously filed tax returns and continuing assessment of our tax exposures.

We depend on critical suppliers and subcontractors.

We do not always have alternate sources of supply readily available for certain goods or services, such as liquid crystal displays. The loss of a significant supplier or subcontractor or their inability to meet performance, quality or delivery requirements could have a material adverse effect on our business, financial condition, results of operation and cash flows.

We depend on specialized test equipment.

Some of our specialized test equipment that supports the reliability of our products and systems is the result of significant investment. Back-up test equipment may not be readily available. Damage to our specialized test equipment may result in protracted production recovery.

A cybersecurity incident could have negative impact.

A cyber-attack that bypasses our information technology (IT) security systems causing an IT security breach, may lead to a material disruption of our IT business systems and/or the loss of business information resulting in adverse business impact. Risks may include:

- future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential data or intellectual property
- operational or business delays resulting from the disruption of IT systems and subsequent mitigation activities
- negative publicity resulting in reputation or brand damage with our customers, partners or industry peers

Cautionary Statement

This Annual Report on Form 10-K, and documents that are incorporated by reference in this Annual Report on Form 10-K, contain statements, including certain projections and business trends, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; the rate of recovery of the commercial OEM production rates and the aftermarket; the impacts of natural disasters, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or other sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; unanticipated impacts of sequestration and other provisions of the Budget Control Act of 2011 that are set to be implemented in January 2013; the discontinuance of support for military transformation and modernization programs; potential adverse impact of oil prices on the commercial aerospace industry; the impact of terrorist events on the commercial aerospace industry; declining defense budgets resulting from budget deficits in the U.S. and abroad; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; favorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; timing of international contract awards; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us and our customers, including our collective bargaining agreements set to expire in May 2013; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to our internal performance plans such as our productivity and quality improvements and cost reduction initiatives; achievement of our acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Item 1B. ***Unresolved Staff Comments.***

None

Item 2. ***Properties.***

As of September 30, 2012, we operated approximately 20 manufacturing facilities throughout the U.S. and various manufacturing facilities in Mexico, France, Germany and the United Kingdom. The Company also had engineering facilities, sales offices, warehouses and service locations in approximately 20 countries around the world. These facilities have aggregate floor space of approximately 7 million square feet. Of this floor space, approximately 55 percent is owned and approximately 45 percent is leased. There are no major encumbrances on any of our plants or equipment, other than financing arrangements which in the aggregate are not significant. In the opinion of management, our properties have been well maintained, are in sound operating condition and contain all equipment and facilities necessary to operate at present levels. A summary of floor space of these facilities at September 30, 2012 is as follows:

Location	Owned Facilities	Leased Facilities	Total
(in thousands of square feet)			
U.S.	3,362	2,378	5,740
Europe	329	300	629
Canada and Mexico	—	132	132
Asia Pacific	—	204	204
South America	—	9	9
Total	3,691	3,023	6,714

Type of Facility	Owned Facilities	Leased Facilities	Total
(in thousands of square feet)			
Manufacturing and service	1,852	1,300	3,152
Sales, engineering and general office space	1,839	1,723	3,562
Total	3,691	3,023	6,714

We have facilities with a total of at least 100,000 square feet in the following cities: Cedar Rapids, Iowa (3,200,000 square feet), Richardson, Texas (390,000 square feet), Melbourne, Florida (380,000 square feet), Heidelberg, Germany (240,000 square feet), Tustin, California (215,000 square feet), Sterling, Virginia (210,000 square feet), Coralville, Iowa (180,000 square feet), Wilsonville, Oregon (180,000 square feet), Duluth, Georgia (160,000 square feet), Toulouse, France (160,000 square feet), Salt Lake City, Utah (120,000 square feet), Hyderabad, India (115,000 square feet) and Mexicali, Mexico (105,000 square feet). Most of our facilities are generally shared for the benefit of our Government Systems and Commercial Systems businesses.

We purchase property insurance covering physical damage to our facilities and resulting business interruption from the perils of fire, windstorm, flood and earthquake. This insurance generally provides replacement cost coverage subject to a $10 million deductible with certain exceptions, including earthquake and high windstorm prone locations that could impose a higher deductible. For example, certain of our facilities, including those located in California and Mexico, are located near major earthquake fault lines. For those facilities we maintain earthquake insurance with limits that may be less than full replacement cost and a $25 million deductible. These exceptions are largely driven by the availability and cost of catastrophe coverage from the insurance markets.

Item 3. ***Legal Proceedings.***

Various lawsuits, claims and proceedings have been or may be instituted or asserted against us relating to the conduct of our business, including those pertaining to product liability, intellectual property, environmental, safety and health, exporting or importing, contract, employment and regulatory matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on our business or financial condition, but could possibly be material to the results of operations or cash flows of any one quarter.

Item 4. ***Mine Safety Disclosures.***

Not applicable.

Item 4A. ***Executive Officers of the Company.***

The name, age, office and position held with us, and principal occupations and employment during the past five years of each of our executive officers as of November 13, 2012 are as follows:

Name, Office and Position, and Principal Occupations and Employment	Age
Clayton M. Jones—Chairman of the Board of Rockwell Collins since June 2002; Chief Executive Officer of Rockwell Collins since June 2001; President of Rockwell Collins from June 2001 to September 2012	63
Robert K. Ortberg—President of Rockwell Collins since September 2012; Executive Vice President and Chief Operating Officer, Government Systems from February 2010 to September 2012; Executive Vice President and Chief Operating Officer, Commercial Systems of Rockwell Collins prior thereto	52
Barry M. Abzug—Senior Vice President, Corporate Development of Rockwell Collins since October 2001	60
Patrick E. Allen—Senior Vice President and Chief Financial Officer of Rockwell Collins since January 2005	48
John-Paul E. Besong—Senior Vice President, e-Business of Rockwell Collins since April 2007; Senior Vice President of e-Business & Lean Electronics of Rockwell Collins prior thereto	59
Gary R. Chadick—Senior Vice President, General Counsel and Secretary of Rockwell Collins since July 2001	51
Gregory S. Churchill—Executive Vice President, International and Service Solutions since February 2010; Executive Vice President and Chief Operating Officer, Government Systems of Rockwell Collins prior thereto	55
Philip J. Jasper—Executive Vice President and Chief Operating Officer, Government Systems since September 2012; Vice President, Business Development, Government Systems from May 2010 to September 2012; Vice President & General Manager, Mobility and Rotary Wing Solutions of Rockwell Collins prior thereto.	44
Bruce M. King—Senior Vice President, Operations of Rockwell Collins since May 2011; Vice President and General Manager Communications Products of Rockwell Collins from September 2010 to May 2011; Vice President and General Manager, Surface Solutions of Rockwell Collins from January 2008 to September 2010; Vice President and General Manager, Communication Systems of Rockwell Collins prior thereto	51
Ronald W. Kirchenbauer—Senior Vice President, Human Resources of Rockwell Collins since April 2003	65
Nan Mattai—Senior Vice President, Engineering and Technology of Rockwell Collins since November 2004	60
Marsha A. Schulte—Vice President, Finance & Controller of Rockwell Collins since May 2006	55
Kent L. Statler—Executive Vice President and Chief Operating Officer, Commercial Systems since February 2010; Executive Vice President, Rockwell Collins Services of Rockwell Collins prior thereto	47
Douglas E. Stenske—Vice President, Treasurer and Financial Planning of Rockwell Collins since March 2011; Vice President and General Auditor of Rockwell Collins from May 2008 to March 2011; Treasurer of Rockwell Collins prior thereto	46
Robert A. Sturgell—Senior Vice President, Washington Operations since April 2009; Acting Administrator of the Federal Aviation Administration (FAA) prior thereto	53

There are no family relationships, as defined, between any of the above executive officers and any other executive officer or any director. No officer was selected pursuant to any arrangement or understanding between the officer and any person other than us. All executive officers are elected annually.

Item 5. *Market for the Company's Common Equity, Related Stockholder Matters and Company Purchases of Equity Securities.*

Market Information

Our common stock, par value $.01 per share, is listed on the New York Stock Exchange and trades under the symbol COL. On October 31, 2012, there were 20,984 shareowners of record of our common stock.

The following table sets forth the high and low sales price of our common stock on the New York Stock Exchange—Composite Transactions reporting system during each quarter of our years ended September 30, 2012 and 2011:

	2012		2011	
Fiscal Quarters	High	Low	High	Low
First	$ 57.34	$ 50.04	$ 62.25	$ 54.10
Second	61.46	55.32	67.29	57.87
Third	58.94	46.78	65.20	58.57
Fourth	54.34	46.37	62.82	43.82

Dividends

The following table sets forth the cash dividends per share paid by us during each quarter of our years ended September 30, 2012 and 2011:

Fiscal Quarters	2012	2011
First	$ 0.24	$ 0.24
Second	0.24	0.24
Third	0.30	0.24
Fourth	0.30	0.24

Based on our current dividend policy, we have been paying quarterly cash dividends which, on an annual basis, equal $1.20 per share. The declaration and payment of dividends, however, will be at the sole discretion of our Board of Directors.

Repurchases

Our Board of Directors has authorized certain repurchases of our common stock. During 2012, we repurchased approximately 13.3 million shares of our common stock at a total cost of $723 million, at a weighted average cost of $54.41 per share. During 2011, we repurchased approximately 5.5 million shares at a total cost of $322 million, at a weighted average cost of $58.50 per share.

The following table provides information with respect to purchases made by or on behalf of us or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934) of shares of our common stock during the three months ended September 30, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
July 1, 2012 through July 31, 2012	—	$ —	—	$ 502 million
August 1, 2012 through August 31, 2012	—	$ —	—	$ 502 million
September 1, 2012 through September 30, 2012	400,000	$ 53.24	400,000	$ 481 million
Total/Average	400,000	$ —	400,000	

(1) On July 23, 2012 our Board authorized the repurchase of an additional $500 million of our common stock, as reflected in the table above. The authorization has no stated expiration.

Item 6. ***Selected Financial Data.***

The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8 below. The Statement of Operations, Statement of Financial Position and other data has been derived from our audited financial statements. Certain prior period information has been reclassified to conform to the current year presentation and to reflect the results of the divested Rollmet business as a discontinued operation.

	Years Ended September 30				
	2012(a)	2011(b)	2010(c)	2009(d)	2008(e)
(dollars in millions, except per share amounts)					
Statement of Operations Data:					
Sales	$ 4,726	$ 4,806	$ 4,631	$ 4,428	$ 4,734
Cost of sales	3,324	3,427	3,353	3,118	3,308
Selling, general and administrative expenses	543	533	476	457	484
Income from continuing operations	609	615	557	589	673
Income from discontinued operations, net of taxes	—	19	4	5	5
Net income	609	634	561	594	678
Net income as a percent of sales	12.9%	13.2%	12.1%	13.4%	14.3%
Diluted earnings per share from continuing operations	4.15	3.94	3.50	3.70	4.13
Statement of Financial Position Data:					
Working capital(f)	$ 1,347	$ 1,394	$ 1,237	$ 1,003	$ 598
Property	773	754	707	719	680
Goodwill and intangible assets	1,071	1,088	1,072	964	807
Total assets	5,314	5,389	5,064	4,645	4,144
Short-term debt	—	—	24	—	287
Long-term debt	779	528	525	532	228
Shareowners' equity	1,259	1,523	1,482	1,292	1,408
Other Data:					
Capital expenditures	$ 138	$ 152	$ 109	$ 153	$ 171
Depreciation and amortization	174	159	167	151	138
Dividends per share	1.08	0.96	0.96	0.96	0.80
Stock Price:					
High	$ 61.46	$ 67.29	$ 68.04	$ 51.37	$ 76.00
Low	46.37	43.82	47.19	27.67	43.26

(a) Net income includes $38 million of net restructuring and asset impairment charges ($58 million before income taxes), primarily related to employee severance costs and certain customer bankruptcy charges. Approximately $38 million of the pre-tax charge was recorded in cost of sales, $25 million was included within selling, general and administrative expenses, and $5 million was classified as a gain within Other income. Net income also includes a $19 million income tax benefit related to the favorable resolution of certain tax matters in 2012.

(b) Income from discontinued operations includes a $17 million gain ($27 million before income taxes) resulting from the sale of the Rollmet business. In addition, income from continuing operations includes $17 million of restructuring and asset impairment charges ($27 million before income taxes) primarily related to real estate lease and contract termination charges, asset impairment charges and employee severance costs. $26 million of the pre-tax restructuring and asset impairment charge was recorded in cost of sales and the remaining $1 million was included in selling, general and administrative expenses. Net income also includes a $16 million income tax benefit related to the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit.

(c) Includes a $20 million income tax benefit related to the favorable resolution of certain tax matters in 2010.

(d) Includes $21 million of restructuring and asset impairment charges primarily related to reductions in workforce and decisions to implement certain facility rationalization actions ($14 million after taxes). Of the total restructuring and asset impairment charge, $19 million was recorded in cost of sales and the remaining $2 million was included in selling, general and administrative expenses.

(e) Includes a $22 million income tax benefit related to the favorable resolution of certain tax matters.

(f) Working capital consists of all current assets and liabilities, including cash and short-term debt.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto in Item 8 below. The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to differences from estimates include those discussed under "***Cautionary Statement***" and "***Risk Factors***" contained in Item 1A above.

We operate on a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout Management's Discussion and Analysis of Financial Condition and Results of Operations to represent the fiscal year end date. 2012, 2011 and 2010 were all 52 week fiscal years. All date references contained herein relate to our fiscal year unless otherwise stated.

As discussed in Note 4 of the ***Notes to Consolidated Financial Statements***, the Rollmet product line, formerly included within the Commercial Systems segment, has been accounted for as a discontinued operation for all periods presented and therefore certain prior period amounts have been reclassified to conform to the current year presentation. Unless otherwise noted, disclosures pertain to our continuing operations.

OVERVIEW AND OUTLOOK

We have a diversified and balanced business, serving both government and commercial markets. Both of these businesses faced challenges during 2012. In Government Systems, a downturn in U.S. defense spending contributed to the eight percent reduction in sales. In Commercial Systems, we experienced strong growth in the air transport market, while sales to the business aviation market were impacted by the bankruptcy of one of our business jet manufacturing customers. The seven percent increase in Commercial Systems revenues during 2012 was not enough to offset the reduction in our defense business, as total Company sales declined two percent for the year. Despite the revenue decline, earnings per share from continuing operations increased five percent and both businesses improved segment operating margins over 2011, with Commercial Systems posting a 150 basis point increase from the prior year and Government Systems posting a 90 basis point increase from the prior year.

As part of our continued response to these challenges we recorded a restructuring charge to reduce our cost structure and position us for improved performance in 2013 and beyond. We also exercised the flexibility of our balance sheet during 2012 and issued $250 million of 3.10 percent fixed rate debt. We used the proceeds from this debt, supplemented by available cash on hand, to repurchase approximately 13 million shares of common stock during the year, reducing our outstanding share count by 7 percent from 2011. In addition, in April 2012 our Board of Directors approved a 25 percent increase to our quarterly cash dividend paid on common stock, raising the amount to $0.30 per share.

We generated the following results for 2012:

- sales of $4.73 billion
- diluted earnings per share from continuing operations of $4.15
- operating cash flow of $534 million
- capital expenditures of $138 million

Looking forward to 2013, we anticipate the following:

- total sales in the range of $4.6 billion to $4.7 billion
- diluted earnings per share from continuing operations in the range of $4.30 to $4.50
- cash provided by operating activities in the range of $500 million to $600 million
- capital expenditures of about $140 million

Our Company remains financially strong and looking out over the next three to five years, we believe we are well positioned to take advantage of improved market conditions when they arrive. In Government Systems, we expect U.S. military budgets to eventually stabilize and we continue to enhance our international strategies and adjust our infrastructure when necessary. In Commercial Systems, we have key positions on several air transport platforms with Boeing and Airbus and expect to benefit from strong order backlogs for these aircraft. In the business and regional jet market, we have expanded our market share over the past several years, winning positions on a variety of aircraft with customers around the globe, including Bombardier, Embraer and Gulfstream.

We believe our Company has a proven ability both to react quickly to changing business conditions and to execute its business plans. Our fundamental strategies continue to serve us well: the balance between our commercial and government businesses; the diversification of our customer base and product offerings; our focus on innovation through R&D; and the integration of our business through our shared service operating model.

Balance—We feel our business is characterized by its balance, in terms of market segment, geographic regions and product and customer sales mix. We strive to maintain a balance between our Government and Commercial Systems businesses, believing that the segments are complementary to one another. Over the past three years, we have restored some of the balance between our business segments, as about 55 percent of our sales were attributable to the Government Systems business in 2012, compared to 62 percent in 2010. Looking forward to 2013, we expect this trend to continue as we anticipate Commercial Systems to account for nearly half of our revenues.

Diversification—Our business derives its revenue streams from a large number of customers, products, solutions, geographic regions and markets. Our Government Systems business executes against numerous programs every year for a variety of customers, including the U.S. Department of Defense, state and local governments, other government agencies, civil agencies, defense contractors and foreign ministries of defense. Our Commercial Systems business serves customers ranging from the world's largest aircraft manufacturers and airlines to individual aircraft owners within the general aviation marketplace. This diversification of revenue sources enables us to pursue numerous growth opportunities as business conditions vary across our portfolios.

Innovation—A well-funded and comprehensive R&D program is a foundational aspect of our Company. Our focus on developing unique solutions to address our customers' needs is evidenced by the large investment we dedicate towards R&D programs. This investment in R&D has allowed us to develop new systems, products and software solutions for our customers which will continue to be the growth engine for our Company.

Integration—We have a highly integrated business reliant upon a shared service operating platform. Under our shared service operating model, certain functions and processes are utilized for the benefit of the entire organization. The integrated nature of our business also allows us to leverage product and service capabilities across our segments in a manner we believe is unique in our industry. This integration is evidenced by our product and technology centers of excellence in areas such as displays, communication, navigation and surveillance, through which we apply our core competencies to solutions in both Government and Commercial Systems. Our cost structure includes substantial investments in company-funded R&D expense, leased facility and equipment costs and other non-variable items such as depreciation and amortization of intangible assets. By applying common tools and systems across our businesses, we can better manage our fixed cost structure and maximize our R&D investments as technological advancements developed by one side of our business may be shared with the other.

One of the key metrics that we often use to describe changes in operating income for each segment is the incremental (or reduced) earnings derived from higher (or lower) sales volumes. Similarly, the variable gross margin derived from these incremental (or reduced) earnings is often used to describe changes in operating margins (computed as segment operating earnings as a percent of segment sales). By leveraging the fixed costs present in our shared service operating model, we typically can deliver higher earnings on incremental sales volumes as variable gross margins for our core products and services in Commercial Systems tend to be approximately 40 to 50 percent. Variable gross margins in our Government Systems business can often approximate those realized in Commercial Systems, as a significant portion of Government Systems revenues are derived from firm-fixed price contracts with commercial terms. The variable gross margin realized by Government Systems on cost-reimbursable contracts and early stage development programs, however, tends to be lower. We calculate our variable gross margin as segment sales less direct cost of sales, which includes direct materials, labor and applicable overhead allocations. Other components of cost of sales, such as company-funded R&D expense are excluded from variable gross margins. In this regard, variable gross margins are typically in excess of total segment operating margins, as total segment operating earnings contemplate all segment costs, including company-funded R&D expense and selling, general and administrative costs.

See the following sections for further discussion of 2012 and anticipated 2013 results of operations. For additional disclosure on segment operating earnings see Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below. Please also see our ***Risk Factors*** and ***Cautionary Statement*** in Item 1A of this Form 10-K.

RESULTS OF OPERATIONS

The following management discussion and analysis of results of operations is based on reported financial results for 2010 through 2012 and should be read in conjunction with our consolidated financial statements and the notes thereto in Item 8 below.

As discussed in Note 4 of the ***Notes to Consolidated Financial Statements***, the Rollmet product line, formerly included within the Commercial Systems segment, has been accounted for as a discontinued operation for all periods presented and certain prior period amounts have been reclassified to conform to the current year presentation. Unless otherwise noted, disclosures pertain to our continuing operations.

Consolidated Financial Results

Sales

(in millions)	2012	2011	2010
U.S.	$ 3,169	$ 3,356	$ 3,284
Non-U.S.(1)	1,557	1,450	1,347
Total	$ 4,726	$ 4,806	$ 4,631
Percent increase (decrease)	(2)%	4%	

(1) Sales are attributed to geographic region based on the location of our customers.

Sales for 2012 compared to 2011

Total sales decreased $80 million, or 2 percent, primarily due to a $222 million reduction in Government Systems sales, partially offset by a $142 million increase in Commercial Systems sales. Refer to a detailed discussion of sales by segment in 2012 and 2011 in the Government Systems and Commercial Systems Financial Results sections below.

Domestic sales decreased $187 million, or 6 percent, primarily due to lower sales to the U.S. Government resulting from the adverse market conditions described in the Government Systems sales section below, and a reduction in sales to a domestic business jet manufacturer, Hawker Beechcraft, who declared bankruptcy in 2012. This reduction was partially offset by higher sales to Boeing across various platforms and increased sales of aftermarket products and services to commercial airlines and other domestic customers, as discussed in the Commercial Systems sales section below.

Non-U.S. sales increased by $107 million, or 7 percent, as sales to non-U.S. aircraft manufacturers like Airbus and Bombardier increased and aftermarket revenues to commercial customers outside the U.S. were higher. This increase was partially offset by a reduction in Government Systems sales resulting from lower sales to foreign ministries of defense.

Sales for 2011 compared to 2010

Total sales increased $175 million, or 4 percent, primarily due to a $223 million increase in Commercial Systems sales partially offset by a $48 million reduction in Government Systems sales. Incremental sales from acquisitions, principally the December 2009 acquisition of AR Group, Inc. (Air Routing), contributed $15 million, or less than 1 percentage point of revenue growth. A more detailed discussion of sales by segment in 2011 and 2010 is found in the Government Systems and Commercial Systems Financial Results sections below.

Domestic sales increased $72 million, or 2 percent, primarily attributable to higher Commercial Systems sales to Boeing and increased sales of our aftermarket products and services to commercial airlines and other domestic customers, including incremental service sales from the Air Routing acquisition, partially offset by lower sales to the U.S. Government resulting from the adverse market conditions described in the Government Systems sales section below.

Non-U.S. sales increased by $103 million, or 8 percent, primarily due to the combined impact of higher Commercial Systems sales to non-U.S. business original equipment manufacturers (OEMs) such as Bombardier and increased aftermarket revenues to commercial customers outside the U.S.

Cost of Sales

(in millions)	2012	2011	2010
Total cost of sales	$ 3,324	$ 3,427	$ 3,353
Percent of total sales	70.3%	71.3%	72.4%

Cost of sales consists of all costs incurred to design and manufacture our products and includes R&D, raw material, labor, facility, product warranty, depreciation, amortization and other related expenses.

Cost of sales for 2012 compared to 2011

Total cost of sales decreased $103 million, or 3 percent, primarily due to the following:

- $44 million decrease in cost of sales resulting from the $80 million reduction in sales volume, as discussed in the Government Systems and Commercial Systems Financial Results sections below
- $56 million reduction from lower employee incentive compensation costs
- $35 million reduction in company-funded R&D expense, as explained below
- above items were partially offset by
    - $12 million increase from higher restructuring and asset impairment charges recorded in 2012 as compared to 2011. For 2012, $38 million of restructuring and asset impairment charges were classified within cost of sales, compared to $26 million in 2011, as discussed in Note 23 of the ***Notes to Consolidated Financial Statements***
    - $20 million increase primarily attributable to the $11 million increase in warranty cost detailed in Note 19 of the ***Notes to Consolidated Financial Statements*** and higher retirement benefit expenses, as described in the Retirement Plans section below

The decrease in cost of sales as a percent of revenues was primarily attributable to the lower employee incentive compensation costs and reduction in company-funded R&D expense.

Cost of sales for 2011 compared to 2010

Total cost of sales increased $74 million, or 2 percent, primarily due to the following:

- $59 million increase resulted from the $175 million of net sales growth discussed in the Commercial Systems and Government Systems Financial Results sections below
- $27 million increase was attributable to higher employee incentive compensation expenses
- $26 million increase resulted from the restructuring and asset impairment charges recorded in 2011 which were classified within cost of sales, as discussed in Note 23 of the ***Notes to Consolidated Financial Statements***
- above items were partially offset by a $31 million reduction to cost of sales attributable to lower defined benefit pension expense, as discussed in the Retirement Plans section below

The decrease in cost of sales as a percent of revenues was primarily due to a favorable change in sales mix resulting from higher Commercial Systems sales and lower Government Systems revenue.

Research and development expense

R&D expense is included as a component of cost of sales and is summarized as follows:

(in millions)	2012	2011	2010
Customer-funded:			
Government Systems	$ 420	$ 460	$ 437
Commercial Systems	83	90	79
Total customer-funded	503	550	516
Company-funded:			
Government Systems	82	116	115
Commercial Systems	238	239	230
Total company-funded	320	355	345
Total research and development expense	$ 823	$ 905	$ 861
Percent of total sales	17.4%	18.8%	18.6%

We make significant investments in research and development to allow our customers to benefit from the latest technological advancements. Total research and development expense is comprised of both company-funded and customer-funded R&D expenditures. Customer-funded R&D expenditures are incurred pursuant to contractual arrangements and are typically accounted for as contract costs within cost of sales with the reimbursement accounted for as a sale in accordance with the percentage-of-completion method of accounting. Company-funded R&D expenditures relate to the development of new products and the improvement of existing products and are expensed as incurred, as disclosed in Note 14 of the ***Notes to the Consolidated Financial Statements***. Company-funded R&D expense consists primarily of payroll-related expenses of employees engaged in R&D activities, engineering-related product materials and equipment and subcontracting costs.

In addition to the R&D expenditures shown in the table above, we defer the cost of certain pre-production engineering effort incurred during the development phase of programs when the customer has provided us a long-term supply arrangement and a contractual guarantee for reimbursement. Refer to the ***Research and Development*** section found in Item 1 and the ***Critical Accounting Policies*** section found in Item 7 below for further discussion of our incremental investments in pre-production engineering effort.

Total R&D expense decreased $82 million from 2011 to 2012. The customer-funded portion of R&D expense decreased $47 million from 2011 to 2012. Government Systems accounted for $40 million of this decrease, as certain development programs were terminated for convenience by the U.S. Government and spending on other programs slowed during a transition out of the development phase into production. The $35 million decrease in company-funded R&D was also driven by Government Systems and was attributable to the completion of development effort for networked communication, airborne communication and navigation products, as well as savings realized from our previously announced decision to cease further discretionary investments in the public safety vehicle product line.

Total R&D expense increased $44 million from 2010 to 2011. The customer-funded portion of R&D expense increased $34 million from 2010 to 2011, primarily due to a $23 million increase within Government Systems that was largely attributable to effort on new development programs such as the KC-46A Tanker, E-6 special mission aircraft and the Common Range Integrated Instrumentation System (CRIIS) programs. An additional $11 million increase resulted from Commercial Systems, driven by increased effort on various business and regional jet platforms. The $10 million increase in company-funded R&D was primarily within Commercial Systems and was largely driven by increased effort towards development of next generation avionics for business aircraft and incremental effort related to our content on the Boeing 747-8 aircraft.

Looking forward to 2013, total R&D expense is expected to be approximately $800 million. We expect a reduction in customer-funded R&D expense, primarily within Government Systems, and anticipate company-funded R&D expenditures to be relatively flat when compared to 2012. In addition, we expect a $210 million net increase in pre-production engineering costs during 2013. Refer to additional discussion of pre-production engineering costs in the ***Critical Accounting Policies*** section found in Item 7 below.

Selling, General and Administrative Expenses

(in millions)	2012	2011	2010
Selling, general and administrative expenses	$ 543	$ 533	$ 476
Percent of total sales	11.5%	11.1%	10.3%

Selling, general and administrative (SG&A) expenses consist primarily of personnel, facility and other expenses related to employees not directly engaged in manufacturing or R&D activities. These activities include marketing and business development, finance, legal, information technology and other administrative and management functions.

Total SG&A expenses increased $10 million, or 2 percent, in 2012 compared to 2011, primarily due to the following:

- $29 million due to higher bad debt expense resulting from the customer bankruptcies described in Note 5 of the ***Notes to Consolidated Financial Statements***
- partially offset by a $19 million reduction from lower employee incentive compensation and other savings attributable to headcount reduction and restructuring actions

Total SG&A expenses increased $57 million, or 12 percent, in 2011 compared to 2010, primarily due to the following:

- $29 million from higher employee incentive compensation costs and merit pay increases
- $18 million increase resulting from the combined impact of pursuing international business opportunities (including the opening and staffing of new offices internationally), higher bid and proposal costs and an increase in other selling costs and activities
- $3 million of incremental SG&A expense from acquisitions, primarily Air Routing

Interest Expense

(in millions)	2012	2011	2010
Interest expense	$ 27	$ 19	$ 20

Interest expense increased by $8 million in 2012 compared to 2011, primarily due to additional interest expense associated with the $250 million of long-term debt issued in November of 2011. See Note 10 of the ***Notes to the Consolidated Financial Statements*** in Item 8 below for more detail regarding outstanding debt.

Other Income, Net

(in millions)	2012	2011	2010
Other income, net	$ (25)	$ (28)	$ (14)

For additional information regarding the fluctuations in Other income, net, see Note 15 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Income Tax Expense from Continuing Operations

(in millions)	2012	2011	2010
Income tax expense	$ 248	$ 240	$ 239
Effective income tax rate	28.9%	28.1%	30.0%

The effective income tax rate differed from the U.S. statutory tax rate as detailed below:

	2012	2011	2010
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.3	1.1	0.8
Research and development credit	(1.7)	(4.7)	(1.2)
Domestic manufacturing deduction	(2.1)	(1.9)	(1.1)
Tax settlements	(2.2)	(0.4)	(2.4)
Other	(1.4)	(1.0)	(1.1)
Effective income tax rate	28.9%	28.1%	30.0%

The difference between our effective income tax rate in 2012 and the statutory tax rate is primarily due to the benefit from the settlement of certain tax matters, the tax benefits derived from the Federal Research and Development Tax Credit (Federal R&D Tax Credit), which provides a tax benefit on certain incremental R&D expenditures, and the Domestic Manufacturing Deduction under Section 199 (DMD), which provides a tax benefit on U.S.-based manufacturing.

The effective income tax rate in 2012 increased from 2011 primarily due to the differences in the availability of the Federal R&D Tax Credit which expired December 31, 2011. This increase was partially offset by the favorable impact in 2012 of the Internal Revenue Service (IRS) completing its examination of the taxable years ended September 30, 2008 and 2009.

The effective income tax rate in 2011 decreased from 2010 primarily due to the retroactive reinstatement of the Federal R&D Tax Credit which had previously expired on December 31, 2009. On December 17, 2010, the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 was enacted which reinstated and extended the Federal R&D Tax Credit from January 1, 2010 to December 31, 2011 and reduced our 2011 effective income tax rate by about 2 percent.

The effective income tax rates for 2012, 2011 and 2010 include a tax benefit related to the DMD. The DMD tax benefit available in 2010 was being phased in by statute and was therefore lower than the full DMD tax benefit which became effective beginning in fiscal year 2011.

Net Income and Diluted Earnings Per Share

(in millions, except per share amounts)	2012	2011	2010
Income from continuing operations	$ 609	$ 615	$ 557
Percent of sales	12.9%	12.8%	12.0%
Income from discontinued operations, net of taxes	—	19	4
Net income	$ 609	$ 634	$ 561
Diluted earnings per share from continuing operations	$ 4.15	$ 3.94	$ 3.50
Diluted earnings per share from discontinued operations	—	0.12	0.02
Diluted earnings per share	$ 4.15	$ 4.06	$ 3.52
Weighted average diluted common shares	146.8	156.1	159.2

Net income for 2012 decreased 4 percent to $609 million from net income of $634 million for 2011. Diluted earnings per share increased 2 percent to $4.15 for 2012 compared to $4.06 for 2011. The rate of increase in diluted earnings per share benefited from the positive impact of our share repurchase program.

Net income and earnings per share for 2012 includes a $38 million charge, or $0.26 per share, attributable to the net restructuring and asset impairment charges described in Note 23 of the ***Notes to Consolidated Financial Statements***. Net income and earnings per share for 2011 includes a $17 million gain ($0.11 per share) from the divestiture of the Rollmet product line and also includes an offsetting charge of $17 million ($0.11 per share) related to restructuring actions.

Net income and earnings per share for 2012 benefited from higher earnings in Commercial Systems as discussed in the Commercial Systems Financial Results section below. This benefit was partially offset by higher income tax expense, as explained in the Income Tax section above, and the reduction in Government Systems segment earnings described in the Government Systems Financial Results section below.

Net income for 2011 increased 13 percent to $634 million from net income of $561 million for 2010. Diluted earnings per share increased 15 percent to $4.06 for 2011 compared to $3.52 for 2010. Net income and earnings per share for 2011 includes a $17 million gain ($0.11 per share) from the divestiture of the Rollmet product line and also includes an offsetting charge of $17 million ($0.11 per share) related to certain restructuring and asset impairment charges discussed in Note 23 of the ***Notes to Consolidated Financial Statements***. The increase in net income and diluted earnings per share was primarily the result of higher earnings from Commercial Systems as discussed in the Commercial Systems Financial Results section below, partially offset by a reduction in Government Systems earnings as discussed in the Government Systems Financial Results section below. The impact of the 2011 restructuring and asset impairment charge was included in income from continuing operations while the gain on sale of the divested Rollmet product line was included in discontinued operations. The increase in diluted earnings per share was greater than the increase in net income due to the positive impact of our share repurchase program.

Segment Financial Results

Government Systems

Overview and Outlook

Our Government Systems business provides avionics, communication products, surface solutions and navigation products to the U.S. Department of Defense, other ministries of defense, other government agencies and defense contractors around the world. These systems, products and services support airborne (fixed and rotary wing), ground and shipboard applications. The short and long-term performance of our Government Systems business is affected by a number of factors, including the amount and prioritization of defense spending by the U.S. and non-U.S. governments, which is generally based on the security environment and underlying political landscape resulting from budget deficits.

In August 2011, Congress enacted the Budget Control Act of 2011 which imposes spending caps and certain reductions in security spending over a ten-year period through 2021. Absent additional Congressional action, further budget cuts (or sequestration) as outlined in the Budget Act will be implemented on January 3, 2013. If the sequestration process is implemented in January 2013 as currently mandated, there could be a significant adverse impact to our Company and to the defense industry in general.

Further, in years when the U.S. Government does not complete its budget process before the end of its fiscal year (September 30), government operations typically are funded through a continuing resolution that authorizes agencies of the U.S. Government to continue to operate, but does not authorize new spending initiatives. During periods covered by continuing resolutions (or until the regular appropriation bills are passed), we may experience delays in procurement of products and services which can adversely impact our results of operations and cause variability in the timing of revenue between periods.

Our fiscal year 2013 guidance for Government Systems incorporates the anticipated impact of sequestration. We expect Government Systems revenues to decrease by approximately 10 percent in 2013 as compared to 2012, with about half of the year-over-year decline resulting from the impact of sequestration. The remaining expected net decline is primarily driven by:

- approximately $100 million reduction resulting from programs transitioning out of the development phase, with full scale production not expected to occur until after 2013
- lower product deliveries of our Defense Advanced GPS Receivers and satellite communication terminals
- delays in the Eurofighter Tranche III and reductions from lower sales of joint helmet mounted cueing systems for military fixed wing aircraft
- items above are expected to be partially offset by increased deliveries of Joint Tactical Radio System Manpack radios and Firestorm targeting systems and higher sales on tanker/transport aircraft platforms

We project Government Systems 2013 segment operating margins to be approximately 21 percent, as the benefits from restructuring actions and other cost reduction initiatives should mostly offset the adverse impact from lower revenue.

Risks affecting future performance of our Government Systems business include:

- overall funding and prioritization of the U.S. and non-U.S. defense budgets, including unanticipated impacts of sequestration and other provisions of the Budget Control Act of 2011 that are set to be implemented in January 2013
- delayed, reduced or canceled funding for programs we have won
- potential impact of geopolitical and economic events
- our ability to execute to our internal performance plans and cost reduction initiatives
- our ability to win new business, successfully develop products and execute on programs pursuant to contractual requirements

For additional disclosure on Government Systems segment results see Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Government Systems Sales

The following table presents Government Systems sales by product category:

(in millions)	2012	2011	2010
Avionics	$ 1,476	$ 1,434	$ 1,389
Communication products	652	698	749
Surface solutions	226	377	408
Navigation products	237	304	315
Total	$ 2,591	$ 2,813	$ 2,861
Percent (decrease)	(8)%	(2)%	

Beginning in 2011, we began presenting sales for Government Systems based upon differences in the underlying product technologies and markets served. Government Systems sales for the year ended September 30, 2010 have been reclassified to conform to the current year presentation.

Government Systems Sales for 2012 compared to 2011

Avionics sales increased $42 million, or 3 percent, primarily due to the following:

- $80 million increase resulting from the combined impact of development effort on the KC-46A, KC-10 and KC-390 tanker programs
- $49 million increase in sales on the Saudi F-15 fighter program
- partially offset by reductions to revenue of $87 million, primarily attributable to decreased sales for the KC-135 Global Air Traffic Management program and lower deliveries on C-17 transport, CH-53 rotary wing and P-3 special mission aircraft

Communication products sales decreased $46 million, or 7 percent, primarily due to the following:

- $21 million reduction due to the completion of a program to provide transportable cellular capabilities in Afghanistan
- $21 million decrease resulting from the combined impact of a program termination for Ground Mobile Radios and reduced funding authorizations on the U.S. Department of Defense FAB-T (Family of Advanced Beyond Line-of Sight terminals) initiative

Surface solutions sales decreased $151 million, or 40 percent, primarily due to the following:

- $52 million reduction attributable to the combined impact of two programs that were terminated for convenience by the U.S. Government during 2011
- $52 million decrease resulting from the combined impact of fewer deliveries of iForce public safety vehicle systems as we exited this product line and a reduction in Joint Precision Approach and Landing System program revenues as it transitions from development into production
- remaining decrease of $47 million was due to a variety of items, including fewer deliveries of soldier optronics products and a decline in electronic warfare solution program revenues

Navigation products sales decreased $67 million, or 22 percent, primarily due to an $81 million reduction in revenue from fewer deliveries of our Defense Advanced GPS Receiver products as troop deployments wind down in Afghanistan and Iraq.

Government Systems Sales for 2011 compared to 2010

Avionics sales increased $45 million, or 3 percent, primarily due to the following:

- $69 million increase resulting from the combined impact of low-rate initial production sales on an E-6 special mission aircraft program and development effort on the recently awarded KC-46A Tanker program
- $43 million increase from higher rotary wing avionics sales on various platforms
- above items were partially offset by a $66 million reduction in sales from the completion of the KC-135 Global Air Traffic Management program

Communication products sales decreased $51 million, or 7 percent, primarily due to a $60 million net reduction in satellite communication program revenues, driven by the combined impact of a recently completed upgrade program and the adverse impact of delayed funding authorizations from the U.S. Government.

Surface solutions sales decreased $31 million, or 8 percent, primarily due to the following:

- $63 million reduction attributable to the combined impact of two programs that were terminated for convenience by the U.S. Government and lower sales of soldier system optronics products that were adversely impacted by delayed funding authorizations from the U.S. Government
- $13 million decrease resulting from lower deliveries of iForce public safety vehicle systems
- above items were partially offset by $48 million of increased development revenues for the Common Range Integrated Instrumentation System program

Navigation products sales decreased $11 million, or 3 percent, primarily due to lower sales of GPS-based products.

Government Systems Segment Operating Earnings

(in millions)	2012	2011	2010
Segment operating earnings	$ 568	$ 592	$ 606
Percent of sales	21.9%	21.0%	21.2%

Government Systems Operating Earnings for 2012 compared to 2011

Government Systems operating earnings were $568 million, or 21.9 percent of sales, for 2012 compared to operating earnings of $592 million, or 21.0 percent of sales, for 2011. The $24 million decrease in Government Systems operating earnings was primarily due to the following:

- $222 million reduction in sales discussed in the Government Systems sales section above resulted in a $137 million decrease to costs and a reduction to earnings of $85 million. The variable gross margin of 38 percent reflects the absence of higher margin hardware sales for Navigation products that occurred last year

- partially offset by a $34 million benefit to operating earnings resulting from lower company-funded R&D expense, as explained in the Cost of Sales section above

- remaining variance of $27 million was primarily attributable to a benefit from lower employee headcount and incentive compensation costs, partially offset by higher warranty expense and an increase in employee medical and retirement benefit costs, as explained in the Cost of Sales section above

The increase in Government Systems operating earnings as a percent of sales was driven by the decline in company-funded R&D expense and lower employee incentive compensation costs, partially offset by the adverse impact of lower sales.

Government Systems Operating Earnings for 2011 compared to 2010

Government Systems operating earnings were $592 million, or 21.0 percent of sales, for 2011 compared to operating earnings of $606 million, or 21.2 percent of sales, for 2010. The $14 million decrease in Government Systems operating earnings was primarily due to the following:

- $18 million reduction attributable to an increase in selling, general and administrative expenses driven by higher employee incentive compensation costs and merit pay increases as discussed in the SG&A section above

- $48 million reduction in sales volume discussed in the Government Systems Sales section above resulted in a $31 million reduction to costs and lower operating earnings of $17 million, at a variable gross margin of 35 percent

- above items were partially offset by a $21 million net benefit to operating earnings resulting from the combined impact of lower pension costs, as discussed in the Retirement Plans section below, and a $7 million reduction in warranty expenses primarily attributable to a favorable adjustment recorded in 2011 to reduce warranty reserves

Government Systems operating earnings as a percent of sales were relatively flat from 2010 to 2011.

Commercial Systems

<u>Overview and Outlook</u>

Our Commercial Systems business supplies aviation electronics systems, products and services to customers located throughout the world. The customer base is comprised of OEMs of commercial air transport, business and regional aircraft, commercial airlines and business aircraft operators. The near and long-term performance of our Commercial Systems business is impacted by general worldwide economic health, commercial airline flight hours, corporate profits and the financial condition of airlines worldwide.

We expect Commercial Systems sales to increase by about 7 percent in 2013 compared to 2012, primarily due to the following:

- sales to aircraft OEMs are expected to increase by high single digits across both the air transport and business and regional markets. Sales to air transport aircraft OEMs should benefit from anticipated production rate increases for the Boeing 787 aircraft and other legacy Boeing and Airbus aircraft. Business and regional jet OEM sales should also improve as the result of modest production rate increases across most OEM customers

- aftermarket sales for 2013 are expected to increase by low double-digits. The sales increase is expected to be driven by initial revenue from airspace mandates, business jet cockpit upgrades and higher service and support revenue across both market segments

- partially offset by an expected decrease of approximately 15 percent in sales of wide-body in-flight entertainment (IFE) products and services due to our decision in 2005 to cease investing in this product area. Wide-body IFE relates to sales of twin-aisle IFE products and systems to customers in the air transport market and also includes related revenue from wide-body service and support activities

We expect the majority of the anticipated sales growth for Commercial Systems to occur in the second half of fiscal year 2013. This is primarily driven by year over year comparability issues with the timing of spares revenues on Boeing 787 aircraft, the lack of Hawker Beechcraft jet deliveries in 2013 and a concentration of anticipated mandate and retrofit activity towards the latter part of our fiscal 2013.

We project Commercial Systems 2013 operating margins will expand by approximately 200 basis points above the 20.6 percent reported in 2012, driven primarily by the anticipated revenue increase.

Risks to the Commercial Systems business include:

- turbulence in global economic and financial markets could have a significant impact on demand for air travel, airline demand for new aircraft and the availability of financing for new aircraft
- occurrence of an unexpected geopolitical event, including terrorism or a pandemic, that could have a significant impact on demand for air travel and airline demand for new aircraft
- potential negative impact that fuel prices could have on the profitability of airline and other aircraft operator customers
- our ability to develop products and execute on programs pursuant to contractual requirements
- development and market segment acceptance of our products and systems
- potential adverse impact from delays or reductions in OEM aircraft production, including delays in the entry into service date for new aircraft

For additional disclosure on Commercial Systems segment results see Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Commercial Systems Sales

The following table presents Commercial Systems sales by product category and type of product or service:

(in millions)	2012	2011	2010
Air transport aviation electronics:			
Original equipment	$ 574	$ 499	$ 439
Aftermarket	474	431	380
Wide-body in-flight entertainment	91	119	145
Total air transport aviation electronics	1,139	1,049	964
Business and regional aviation electronics:			
Original equipment	582	557	466
Aftermarket	414	387	340
Total business and regional aviation electronics	996	944	806
Total	$ 2,135	$ 1,993	$ 1,770
Percent increase	7%	13%	

Commercial Systems Sales for 2012 compared to 2011

Total air transport aviation electronics sales increased $90 million, or 9 percent, primarily due to the following:

- air transport OEM sales increased $75 million, or 15 percent, driven primarily by higher sales to Boeing and Airbus as they increased aircraft production rates across various platforms, including the Boeing 787 and 737 aircraft and the Airbus A320

- air transport aftermarket sales increased $43 million, or 10 percent. The increase was driven by higher spares revenues of $19 million, primarily for new Boeing 787 and 747-8 aircraft, and a $22 million increase in retrofit and service and support activities

- Wide-body IFE sales decreased $28 million, or 24 percent, due to the Company's strategic decision announced in 2005 to cease investment in this product area

Total business and regional aviation electronics sales increased $52 million, or 6 percent, primarily due to the following:

- business and regional OEM sales increased $25 million, or 4 percent, primarily related to a $62 million increase in product deliveries for Bombardier Global, Cessna Citation and Gulfstream aircraft. This was partially offset by net reductions of $37 million, including a $27 million reduction in sales to Hawker Beechcraft who filed for Chapter 11 bankruptcy protection in May 2012, and lower sales to regional jet aircraft manufacturers as production rates declined for certain aircraft

- business and regional aftermarket sales increased $27 million, or 7 percent, driven by the combined impact of higher retrofit and service and support activities. Retrofit sales increased as customers upgraded aircraft systems in order to gain operational efficiencies, improve performance and modernize the cabin

Commercial Systems Sales for 2011 compared to 2010

Total air transport aviation electronics sales increased $85 million, or 9 percent, primarily due to the following:

- air transport OEM sales increased $60 million, or 14 percent, primarily from higher product deliveries to Boeing across multiple platforms, including Boeing 787 aircraft, and increased development effort on avionics packages for the new Commercial Aircraft Corporation of China, Ltd. (COMAC) C919 narrowbody aircraft

- air transport aftermarket sales increased $51 million, or 13 percent, primarily related to a $27 million increase in service and support sales and higher aftermarket hardware revenues of $24 million, driven by initial deliveries of spares for Boeing 747-8 aircraft and higher spare part sales to various airline customers as they restocked their inventories

- Wide-body IFE sales decreased $26 million, or 18 percent, due to the Company's strategic decision announced in 2005 to cease investment in this product area

Total business and regional aviation electronics sales increased $138 million, or 17 percent, primarily due to the following:

- business and regional OEM sales increased $91 million, or 20 percent, primarily due to $64 million of higher sales to Bombardier for Bombardier Global and Challenger 300 aircraft and $14 million of higher avionics sales to Cessna resulting from our new position on the CJ-4 aircraft

- business and regional aftermarket sales increased $47 million, or 14 percent. Service and support revenues accounted for $17 million of the increase, driven by improved aircraft utilization. Higher spare parts revenues and increased sales of equipment for simulators primarily contributed an additional $18 million. The remaining increase of $12 million was primarily related to incremental sales from Air Routing and CTA acquisitions

Commercial Systems Segment Operating Earnings

(in millions)	2012	2011	2010
Segment operating earnings	$ 440	$ 381	$ 287
Percent of sales	20.6%	19.1%	16.2%

Commercial Systems Operating Earnings for 2012 compared to 2011

Commercial Systems operating earnings increased $59 million, or 15 percent, primarily due to the following:

- incremental earnings from higher sales volume totaled $61 million, at a variable gross margin of 43 percent, which reflects the impact of lower margins on our Boeing 787 program revenues
- partially offset by a $10 million reduction to operating earnings due to the absence of favorable adjustments recorded in the prior year to reduce certain customer incentive reserves
- remaining variance of $8 million is primarily comprised of a net benefit from lower employee incentive compensation costs, partially offset by a $5 million bad debt charge recorded in the third quarter of fiscal year 2012 and higher warranty, employee medical and retirement benefit costs, as explained in the Cost of Sales section above

The increase in Commercial Systems operating earnings as a percent of sales was primarily due to the incremental earnings from higher sales volume.

Commercial Systems Operating Earnings for 2011 compared to 2010

Commercial Systems operating earnings increased $94 million, or 33 percent, primarily due to the following:

- $223 million sales increase discussed in the Commercial Systems sales section above resulted in a $109 million increase in costs and incremental operating earnings of $114 million, at a variable gross margin of 51 percent
- $18 million benefit to operating earnings related to a change in estimate recorded in 2011 to reduce the provision for certain customer incentives
- above items were partially offset by a $29 million reduction to operating earnings attributable to an increase in selling, general and administrative expenses as discussed in the SG&A section above
- additional $9 million reduction to operating earnings resulted from higher company-funded R&D expense, as explained in the Cost of Sales section above

The increase in Commercial Systems operating earnings as a percent of sales was primarily due to the incremental earnings from higher sales and the favorable impact of the adjustment to customer incentive reserves, partially offset by higher SG&A and company-funded R&D expenses.

General Corporate, Net

General corporate expenses that are not allocated to our business segments are included in General corporate, net. These costs are included within Cost of sales, SG&A and Other Income, net on the Consolidated Statement of Operations. General corporate, net is summarized as follows:

(in millions)	2012	2011	2010
General corporate, net	$ 42	$ 48	$ 54

General corporate, net expense decreased $6 million during 2012 as compared to 2011 primarily due to a reduction in employee incentive compensation costs, as discussed in the SG&A section above.

General corporate, net expense decreased $6 million during 2011 as compared to 2010 primarily due to a $13 million decrease in defined benefit pension expense that is described in the Retirement Plans section below, partially offset by a $7 million increase in certain SG&A costs, including employee incentive compensation, as discussed in the SG&A section above.

Retirement Plans

Net benefit expense (income) for pension benefits and other retirement benefits are as follows:

(in millions)	2012	2011	2010
Pension benefits	$ (13)	$ (16)	$ 26
Other retirement benefits	18	10	5
Net benefit expense (income)	$ 5	$ (6)	$ 31

Pension Benefits

In 2003, we amended our U.S. qualified and non-qualified pension plans covering all salary and hourly employees not covered by collective bargaining agreements to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. Concurrently, we replaced this benefit by supplementing our existing defined contribution savings plan to include an additional Company contribution effective October 1, 2006. The supplemental contribution to our existing defined contribution savings plan was $41 million, $39 million and $34 million for 2012, 2011 and 2010, respectively.

Defined benefit pension expense (income) for the years ended September 30, 2012, 2011 and 2010 was $(13) million, $(16) million and $26 million, respectively. Pension costs did not change significantly in 2012 compared to 2011. The lower pension expense in 2011 compared to 2010 was primarily due to the change in amortization period of actuarial gains and losses. In 2010, we amortized actuarial gains and losses over the average remaining service period of active participants, or about 11 years. Beginning in 2011, the amortization of such amounts changed to over the expected future life expectancy of inactive participants, or about 28 years. This change in amortization period was attributable to the fact that almost all of the plan's participants are now considered inactive due to the discontinuance of benefit accruals for most employees, as described above.

During 2012, the funded status of our pension plans went from a deficit of $1,407 million at September 30, 2011 to a deficit of $1,466 million at September 30, 2012. This was primarily due to the adverse impact of a decrease in the discount rate used to measure our U.S. pension obligations from 4.43 percent at September 30, 2011 to 3.56 percent at September 30, 2012, partially offset by an increase in plan assets driven by improved market returns in 2012. During 2011, the funded status of our pension plans went from a deficit of $1,185 million at September 30, 2010 to a deficit of $1,407 million at September 30, 2011, primarily due to a decrease in the discount rate used to measure our U.S. pension obligations from 4.85 percent at September 30, 2010 to 4.43 percent at September 30, 2011. In addition, the funded status was adversely impacted by a reduction in plan assets during 2011.

We expect defined benefit pension expense of $7 million in 2013, compared to $13 million of pension income in 2012. The expected $20 million increase in pension costs from 2012 to 2013 is primarily due to a decrease in our expected long-term return on plan assets assumption, from 8.75 percent in 2012 to 8.25 percent in 2013. The higher anticipated pension cost for 2013 is also adversely impacted by an increase in the amortization of net actuarial losses, which are the result of declining discount rates over the past few years.

Our objective with respect to the funding of our pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, we will fund our pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. We believe our strong financial position continues to provide us the opportunity to make contributions to our pension fund without inhibiting our ability to pursue strategic investments.

In October 2012, subsequent to our 2012 year end, we made a $55 million contribution to our U.S. qualified pension plan. We plan to contribute an additional $55 million in 2013 for a total $110 million contribution, which we anticipate will fully satisfy the minimum statutory funding requirements for 2013. Any additional future contributions necessary to satisfy the minimum statutory funding requirements are dependent upon actual plan asset returns and interest rates. We may elect to make additional discretionary contributions during 2013 to further improve the funded status of this plan. Contributions to our non-U.S. plans and our U.S. non-qualified plan are expected to total $14 million in 2013.

Other Retirement Benefits

We have historically provided retiree medical and life insurance benefits to substantially all of our employees. We have undertaken two major actions over the past several years with respect to these benefits that have lowered both the current and future costs of providing these benefits:

- in July of 2002, the pre-65 and post-65 retiree medical plans were amended to discontinue benefits for employees hired after September 30, 2006 and establish a fixed Company contribution. Additional premium contributions will be required from participants for all costs in excess of this fixed contribution amount. This amendment eliminated the risk to us related to health care cost escalations for retiree medical benefits going forward as additional contributions will be required from retirees for all costs in excess of our fixed contribution amount

- as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we amended our retiree medical plans on June 30, 2004 to discontinue post-65 prescription drug coverage effective January 1, 2008. Post-65 retirees have the option of receiving these benefits through Medicare. We believe the Medicare prescription drug benefit is generally better than the benefit that was provided by our discontinued post-65 drug plan

Other retirement benefits expense for the years ended September 30, 2012, 2011 and 2010 was $18 million, $10 million and $5 million, respectively. We expect other retirement benefits expense of approximately $15 million in 2013.

FINANCIAL CONDITION AND LIQUIDITY

Cash Flow Summary

Our ability to generate significant cash flow from operating activities coupled with our expected ability to access the credit markets enables us to execute our growth strategies and return value to our shareowners. The timing of our cash inflows is historically heavily weighted towards the second half of our fiscal year, particularly to our fourth quarter. We expect this trend to continue in the future.

During 2012, we exercised the flexibility of our balance sheet and issued $250 million of 3.10 percent fixed rate unsecured debt. We used the proceeds from this debt, supplemented by available cash on hand, to make significant cash expenditures aimed at future growth and enhanced shareowner value, as shown below:

- $714 million of cash payments for share repurchases

- $138 million of capital expenditures

- $157 million of dividend payments

In addition, we also made $126 million of pension plan contributions.

Operating Activities

(in millions)	2012	2011	2010
Cash provided by operating activities	$ 534	$ 657	$ 711

The $123 million decrease in cash provided by operating activities in 2012 compared to 2011 was primarily due to the following:

- cash receipts from customers decreased by $114 million to $4,685 million in 2012 compared to $4,799 million in 2011, primarily due to the lower sales volume in 2012 as discussed in the Results of Operations section above and lower collections of receivables from customers, partially offset by higher progress payments received in advance of revenue recognition

- payments for income taxes increased $112 million to $208 million in 2012 compared to $96 million in 2011 due to the differences in the timing of cash tax payments resulting from the retroactive extension of the Federal R&D tax credit that benefited the prior year and the expiration of the Federal R&D tax credit that increased cash payments in the current year

- payments for employee incentive pay increased $62 million. Incentive pay is expensed in the year it is incurred and paid in the first fiscal quarter of the following year. During 2012, $133 million was paid for employee incentive pay costs incurred during 2011 as compared to $71 million paid in 2011 for employee incentive pay costs incurred during 2010

- above items were partially offset by a decrease in payments for inventory and other operating costs of $206 million to $3,672 million in 2012 compared to $3,878 million in 2011. The decrease was primarily due to lower costs associated with the lower sales volume in 2012 discussed in the Results of Operations section above

The $54 million decrease in cash provided by operating activities in 2011 compared to 2010 was primarily due to the following:

- payments for inventory and other operating costs increased $237 million to $3,878 million in 2011 compared to $3,641 million in 2010. The increase was primarily due to increased costs associated with the higher sales volume in 2011 discussed in the Results of Operations section above and an increase in inventory, primarily driven by:
    - higher pre-production engineering costs resulting from increased effort on programs such as the Airbus A350, various Bombardier platforms in the business jet market, and several international rotary and fixed-wing programs within Government Systems
    - additional increases to inventory resulting from the adverse impact of delayed funding authorizations from the U.S. Government, an increase to accommodate a transitional period of relocating certain production effort to other existing facilities and higher purchases of component parts to mitigate supply chain risks after the earthquake and tsunami in Japan

- payments for employee incentive pay increased $71 million. Incentive pay is expensed in the year it is incurred and paid in the first fiscal quarter of the following year. During 2011, $71 million was paid for employee incentive pay costs incurred during 2010. No incentive pay costs were incurred for the full year 2009; accordingly, there was no 2010 payment for incentive pay

- above items were partially offset by an increase in cash receipts from customers of $212 million to $4,799 million in 2011 compared to $4,587 million in 2010, primarily due to the higher sales volume in 2011 as discussed in the Results of Operations section above and higher collections of receivables from customers, including higher progress payments received in advance of revenue recognition

- payments for income taxes decreased $29 million to $96 million in 2011 compared to $125 million in 2010 primarily due to the timing of cash tax payments related to the retroactive extension of the Federal R&D Tax credit

In 2013 cash provided by operating activities is expected to be in the range of $500 million to $600 million. The projected range of cash provided by operating activities accommodates a $110 million expected contribution to our U.S. qualified defined benefit pension plan and a projected $210 million net increase in pre-production engineering costs. We expect a majority of the projected 2013 operating cash flow to be generated in the second half of our fiscal year.

Investing Activities

(in millions)	2012	2011	2010
Cash used for investing activities	$ (129)	$ (92)	$ (232)

The $37 million increase in cash used for investing activities in 2012 compared to 2011 was primarily due to the following:

- cash proceeds received from the dispositions of property and businesses decreased by $44 million. The majority of this decrease is due to the absence of the Rollmet divestiture which occurred in 2011

- the absence of proceeds of $20 million in 2011 from the sale of a short-term investment at a non-U.S. subsidiary

- partially offset by:
    - lower payments for the acquisition of businesses of $17 million. In 2012, there were no business acquisitions as compared to $17 million in payments in 2011 for the acquisitions of Blue Ridge Simulation, Inc. and Computing Technologies for Aviation, Inc.
    - a $14 million decrease in capital expenditures

The $140 million reduction in cash used for investing activities in 2011 compared to 2010 was primarily due to the following:

- in 2011 we received $44 million in proceeds from the divestiture of the Rollmet business and $14 million in proceeds from the disposition of property compared to $1 million received from the disposition of property in 2010
- in 2011 we acquired Blue Ridge Simulation, Inc. and Computing Technologies for Aviation, Inc. for $17 million compared to the 2010 acquisition of Air Routing for $91 million
- we received $20 million from the sale of a short-term investment at a non-U.S. subsidiary in 2011 which was purchased for $21 million in 2010
- above items were partially offset by a $43 million increase in property additions

Financing Activities

(in millions)	2012	2011	2010
Cash used for financing activities	$ (594)	$ (471)	$ (279)

The $123 million increase in cash used for financing activities in 2012 compared to 2011 was primarily due to the following:

- cash repurchases of common stock increased $386 million to $714 million in 2012 from $328 million in 2011
- partially offset by:
    - net proceeds of $247 million from the issuance of long-term debt in November of 2011
    - absence of a $24 million repayment of short-term debt at a non-U.S. subsidiary that occurred during 2011

The $192 million increase in cash used for financing activities in 2011 compared to 2010 was primarily due to the following:

- cash repurchases of common stock increased $145 million to $328 million in 2011 from $183 million in 2010
- repayment of short-term borrowings increased by $24 million in 2011 as short-term debt of $24 million outstanding at the end of 2010 was repaid during 2011
- cash proceeds from stock option exercises decreased $16 million to $22 million in 2011 from $38 million in 2010

Share Repurchase Program

Cash flow from operations and the issuance of $250 million of 3.10 percent fixed rate debt in 2012 provided funds for repurchasing our common stock under our share repurchase program as follows:

(in millions, except per share amounts)	2012	2011	2010
Amount of share repurchases	$ 723	$ 322	$ 182
Number of shares repurchased	13.3	5.5	3.2
Weighted average price per share	$ 54.41	$ 58.50	$ 57.50

Approximately $16 million and $0 of the 2012 and 2011 share repurchases reflected in the table above are included within accounts payable at September 30, 2012 and 2011, respectively, and are reflected as a non-cash transaction in our Consolidated Statement of Cash Flows.

Dividends

We declared and paid cash dividends of $157 million, $148 million and $151 million in 2012, 2011 and 2010, respectively. Based on our current dividend policy, we will pay quarterly cash dividends which, on an annual basis, will equal $1.20 per share. We expect to fund dividends using cash generated from operations. The declaration and payment of future dividends is at the sole discretion of the Board of Directors.

Financial Condition and Liquidity

We have historically maintained a capital structure characterized by conservative levels of debt outstanding that enables us sufficient access to credit markets. When combined with our ability to generate strong levels of cash flow from our operations, this capital structure provides the strength and flexibility necessary to pursue strategic growth opportunities and to return value to our shareowners. A comparison of key elements of our financial condition as of September 30, 2012 and 2011 are as follows:

	September 30	
(in millions)	2012	2011
Cash and cash equivalents	$ 335	$ 530
Long-term debt, net	(779)	(528)
Net debt [(1)]	$ (444)	$ 2
Total equity	$ 1,264	$ 1,528
Debt to total capitalization [(2)]	38%	26 %
Net debt to total capitalization [(3)]	26%	— %

(1) Calculated as total of long-term debt, net (Total debt), less cash and cash equivalents
(2) Calculated as Total debt divided by the sum of Total debt plus Total equity
(3) Calculated as Net debt divided by the sum of Net debt plus Total equity

We primarily fund our contractual obligations, capital expenditures, small to medium sized acquisitions, dividends and share repurchases from cash generated from operating activities. As of September 30, 2012, approximately 75 percent of our cash and cash equivalents resides at non-U.S. locations and may not be readily accessible for use in the U.S. due to potential adverse income tax implications and other statutory limitations. Due to the fluctuations of cash flows, we supplement our internally generated cash flow from time to time by issuing short-term commercial paper. Under our commercial paper program, we may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes have maturities of not more than 364 days from the date of issuance. At September 30, 2012 and September 30, 2011, there were no short-term commercial paper borrowings outstanding. The maximum amount of short-term borrowings outstanding during 2012 was $330 million and the maximum amount outstanding during 2011 was $345 million.

In the event our access to the commercial paper markets is impaired, we have access to an $850 million Revolving Credit Facility through a network of banks that matures in 2016, with options to further extend the term for up to two one-year periods and/or increase the aggregate principal amount up to $1.2 billion. These options are subject to the approval of the lenders. Our only financial covenant under the Revolving Credit Facility requires that we maintain a consolidated debt to total capitalization ratio of not greater than 60 percent, excluding the accumulated other comprehensive loss equity impact related to defined benefit retirement plans. Our debt to total capitalization ratio at September 30, 2012 based on this financial covenant was 21 percent. We had no borrowings at September 30, 2012 under our Revolving Credit Facility.

In addition, alternative sources of liquidity could include funds available from the issuance of equity securities, debt securities and potential asset securitization strategies. To date, we have not raised capital through the issuance of equity securities as we prefer to use debt financing to lower our overall cost of capital and increase our return on shareowners' equity.

Credit ratings are a significant factor in determining our ability to access short-term and long-term financing as well as the cost of such financing in terms of interest rates. Our strong credit ratings have enabled continued access to both short and long-term credit markets. If our credit ratings were to be adjusted downward by the rating agencies, the implications of such actions could include impairment or elimination of our access to credit markets and an increase in the cost of borrowing. The following is a summary of our credit ratings as of September 30, 2012:

Credit Rating Agency	Short-Term Rating	Long-Term Rating	Outlook
Fitch Ratings	F1	A	Stable
Moody's Investors Service	P-1	A1	Negative
Standard & Poor's	A-1	A	Stable

We were in compliance with all debt covenants at September 30, 2012 and September 30, 2011.

Off-balance Sheet Arrangements

As of September 30, 2012, other than operating leases, we had no material off-balance sheet arrangements, including guarantees, retained or contingent interests in assets transferred to unconsolidated entities, derivative instruments indexed to our stock and classified in shareowners' equity on our Consolidated Statement of Financial Position or variable interests in entities that provide financing, liquidity, market risk or credit risk support to our Company.

Contractual Obligations

The following table summarizes certain of our contractual obligations as of September 30, 2012, as well as when these obligations are expected to be satisfied.

	Payments Due by Period				
(in millions)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter
Long-term debt	$ 750	$ —	$ 200	$ —	$ 550
Interest on long-term debt	199	33	52	48	66
Non-cancelable operating leases	249	64	103	49	33
Purchase obligations:					
Purchase orders	991	811	150	5	25
Purchase contracts	100	50	30	10	10
Total	$ 2,289	$ 958	$ 535	$ 112	$ 684

Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts. See Note 10 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

We lease certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Our commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on our Consolidated Statement of Financial Position.

Purchase obligations include purchase orders and purchase contracts. Purchase orders are executed in the normal course of business and may or may not be cancelable. Purchase contracts include agreements with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount regardless of actual need. Generally, items represented in purchase obligations are not reflected as liabilities on our Consolidated Statement of Financial Position.

The table excludes obligations with respect to pension and other post-retirement benefit plans (see Note 11 of the ***Notes to Consolidated Financial Statements*** in Item 8 below). We plan to contribute $110 million to our U.S. qualified pension plan in 2013, which will fully satisfy the minimum statutory funding requirements for 2013. In October 2012, subsequent to fiscal year end, $55 million of this amount was contributed to the plan. For years beyond 2013, the actual amounts required to be contributed to our U.S. qualified pension plan are dependent upon, among other things, interest rates and underlying asset returns. With the exception of certain bargaining unit plans, payments due under other post-retirement benefit plans are funded as the expenses are incurred.

In addition, the table excludes liabilities for unrecognized tax benefits, which totaled $42 million at September 30, 2012, as we cannot reasonably estimate the ultimate timing of cash settlements to the respective taxing authorities (see Note 16 of the ***Notes to Consolidated Financial Statements*** in Item 8 below).

The following table reflects certain of our commercial commitments as of September 30, 2012:

	Amount of Commitment Expiration by Period				
(in millions)	Total Amount Committed	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter
Letters of credit*	$ 71	$ 57	$ 13	$ 1	$ —

* See Note 19 of the ***Notes to Consolidated Financial Statements*** in Item 8 below for a discussion of letters of credit.

In addition to the obligations disclosed above, we occasionally enter into offset agreements, required by certain customers in some non-U.S. countries, as a condition to obtaining contract awards for our products and services. These agreements, which generally extend over several years, are customary in our industry and are designed to enhance the social and economic environment of the country in which our customers operate. These commitments may be satisfied through activities that do not require us to use cash, including transfer of technology, providing manufacturing and other consulting support to in-country projects, strategic alliances and transactions conducted by third parties (e.g., our vendors). These agreements may also be satisfied through our use of cash for activities such as placement of direct work or vendor orders for supplies and/or services, building or leasing facilities for in-country operations, in-country employment of a non-U.S. country's citizens and other forms of assistance in the applicable country. The offset rules and regulations, as well as the underlying contracts, may differ from one country to another.

We typically do not commit to offset agreements until contract awards for our products or services are definitive. Should we be unable to meet the offset obligations we may be subject to contractual penalties, and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. We historically have not been required to pay material penalties related to offset obligations and are currently in compliance with our offset commitments.

At September 30, 2012, we had outstanding offset obligations totaling approximately $237 million that extend through 2021. The amounts ultimately applied against our offset requirements are based on negotiations with the customer and the cost to fulfill the obligation is typically only a fraction of the original obligation above.

RECENTLY ISSUED ACCOUNTING STANDARDS

For information related to recently issued accounting standards, see Note 2 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

ENVIRONMENTAL

For information related to environmental claims, remediation efforts and related matters, see Note 21 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates, judgments and assumptions that affect our financial condition and results of operations that are reported in the accompanying consolidated financial statements as well as the related disclosure of assets and liabilities contingent upon future events.

Understanding the critical accounting policies discussed below and related risks is important in evaluating our financial condition and results of operations. We believe the following accounting policies used in the preparation of the consolidated financial statements are critical to our financial condition and results of operations as they involve a significant use of management judgment on matters that are inherently uncertain. If actual results differ significantly from management's estimates, there could be a material effect on our financial condition, results of operations and cash flows. Management regularly discusses the identification and development of these critical accounting policies with the Audit Committee of the Board of Directors.

Accounting for Long-Term Contracts

A substantial portion of our sales to government customers and certain of our sales to commercial customers are made pursuant to long-term contracts requiring development and delivery of products over several years and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting. Sales and earnings under the percentage-of-completion method are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Approximately 20 percent of our sales are accounted for under the percentage-of-completion method of accounting.

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Sales and costs related to profitable purchase options are included in our estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in our estimates when exercise is determined to be probable. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectability is reasonably assured. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Estimates of profit margins for contracts are typically reviewed by management on a quarterly basis. Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and cost estimates, the combining of contracts or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. Cumulative catch-up adjustments resulting from changes in estimates did not have a material effect on our results of operations during the years ended September 30, 2012, 2011 or 2010.

Program Investments

We defer certain pre-production engineering costs in Inventories, net and record up-front sales incentives in Intangible Assets (collectively referred to as Program Investments). These Program Investments are amortized over their estimated useful lives, up to a maximum of 15 years. Estimated useful lives are limited to the amount of time we are virtually assured to earn revenues through a contractually enforceable right included in long-term supply arrangements with our customers. This provides the best matching of expense over the related period of benefit. The following provides an overview of the Program Investments:

	September 30	
(in millions)	2012	2011
Pre-production engineering costs	$ 569	$ 446
Up-front sales incentives	186	173
Total Program Investments	$ 755	$ 619

We defer the cost of certain pre-production engineering costs incurred during the development phase of a program in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. These customer guarantees generally take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. These costs are deferred in Inventories, net to the extent of the contractual guarantees and are amortized over their estimated useful lives using a units-of-delivery method, up to 15 years. This amortization expense is included as a component of cost of sales. Amortization is based on our expectation of delivery rates on a program-by-program basis and begins when we start recognizing revenue as we deliver equipment for the program. The estimated useful life is limited to the amount of time we are virtually assured to earn revenues through a contractually enforceable right included in long-term supply arrangements with our customers. Pre-production engineering costs in excess of the contractual guarantee, and costs incurred pursuant to supply arrangements that do not contain customer guarantees for reimbursement, are expensed as incurred.

We also provide up-front sales incentives prior to delivering products or performing services to certain commercial customers in connection with sales contracts. Up-front sales incentives are recorded as a customer relationship intangible asset and are amortized using a units-of-delivery method over the period we have received a contractually enforceable right related to the incentives, up to 15 years. Amortization is based on our expectation of delivery rates on a program-by-program basis. Amortization begins when we start recognizing revenue as we deliver equipment for the program. Up-front sales incentives consisting of cash payments or customer account credits are amortized as a reduction of sales, whereas incentives consisting of free products are amortized as cost of sales.

Risks inherent in recovering the value of our Program Investments include, but are not limited to, the following:

- changes in market conditions may affect product sales under a program. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions, which could be prompted or exacerbated by political or other domestic or international events

- bankruptcy or other significant financial difficulties of our customers

- our ability to produce products could be impacted by the performance of subcontractors, the availability of specialized materials and other production risks

As of September 30, 2012, Intangible assets include $14 million of up-front sales incentives related to Hawker Beechcraft, Inc., who declared bankruptcy in 2012. We currently estimate this balance to be recoverable. We evaluate the carrying amount of Program Investments for recovery at least annually or when potential indicators of impairment exist, such as a change in the estimated number of products to be delivered under a program. No impairment charges related to Program Investments were recorded in 2012, 2011 or 2010. While we believe our Program Investments are recoverable over time, the cancellation of a program by a customer would represent the most significant impairment factor related to Program Investments. Due to the long-term nature of the procurement cycle and the significant.investment required to bring a program to market in the aerospace and defense industry, we believe the likelihood of a customer abruptly canceling a program is remote. We also evaluate our amortization of Program Investments quarterly based on our expectation of delivery rates on a program-by-program basis. The impact of changes in expected delivery rates on the Program Investments' amortization is adjusted as needed on a prospective basis. There were no significant changes in the rate of Program Investment amortization and no significant cumulative adjustments recorded in 2012, 2011 and 2010.

Amortization expense for pre-production engineering costs and up-front sales incentives for 2012, 2011 and 2010 was as follows:

(in millions)	2012	2011	2010
Amortization of pre-production engineering	$ 18	$ 15	$ 15
Amortization of up-front sales incentives	9	6	4
Total amortization of Program Investments	$ 27	$ 21	$ 19

As disclosed in Note 6 of the ***Notes to Consolidated Financial Statements***, the weighted average amortization period for pre-production engineering costs is approximately ten years. As disclosed in Note 8 of the ***Notes to Consolidated Financial Statements***, the weighted average amortization period for up-front sales incentives is approximately nine years. Anticipated amortization expense for Program Investments for fiscal years 2013 and beyond is summarized below:

(in millions)	2013	2014	2015	2016	2017	Thereafter
Anticipated amortization expense for pre-production engineering costs	$ 26	$ 42	$ 59	$ 70	$ 77	$ 295
Anticipated amortization expense for up-front sales incentives	8	14	20	26	22	96
Total anticipated amortization for Program Investments	$ 34	$ 56	$ 79	$ 96	$ 99	$ 391

Pre-production engineering costs comprise 43 percent of our total Inventory balance at September 30, 2012, compared to 37 percent in the prior year. Pre-production engineering costs increased $123 million from September 30, 2011 to September 30, 2012. The majority of this increase was attributable to a $104 million increase within Commercial Systems, driven by increased spending on programs with Bombardier and Airbus. The remaining increase of $19 million was within Government Systems. Additionally, up-front sales incentives to Commercial Systems customers increased $13 million from September 30, 2011 to September 30, 2012. Growth in our Program Investments continues to be driven by the expanded market share our Company successfully captured over the past several years. Commercial Systems has secured positions on several key platforms in the air transport market, including the Boeing 787, Boeing 747-8 and Airbus A350. In the business and regional jet market, our Pro Line Fusion avionics system has been selected by customers around the globe, including Bombardier, Embraer and Gulfstream. Our customers have provided us a contractual guarantee for reimbursement on several of these programs; as such, our capitalized pre-production engineering costs have increased for these programs as the Company continues development efforts. Our Government Systems business has also contributed to the growth in pre-production engineering costs, as we ramp up efforts on several international rotary and fixed-wing programs that we recently won.

We expect the long-term supply arrangements resulting from these recent program wins to deliver significant revenues and profits to us over the next several years, continuing over the life of the aircraft platforms (which can range from ten to twenty years); as such, we believe our Program Investments are recoverable.

We expect the balance of our capitalized Program Investment costs will continue to increase over the next several years. Looking forward to 2013, we expect pre-production engineering costs to increase approximately $210 million, primarily within Commercial Systems. We primarily fund our Program Investments with cash generated from operating activities. Our 2013 guidance for cash provided by operating activities accommodates the anticipated increase in pre-production engineering costs.

Income Taxes

At the end of each quarterly reporting period, we estimate an effective income tax rate that is expected to be applicable for the full fiscal year. The estimate of our effective income tax rate involves significant judgments resulting from uncertainties in the application of complex tax regulations across many jurisdictions, implementation of tax planning strategies and estimates as to the jurisdictions where income is expected to be earned. These estimates may be further complicated by new laws, new interpretations of existing laws and rulings by taxing authorities. Due to the subjectivity and complex nature of these underlying issues, our actual effective income tax rate and related tax liabilities may differ from our initial estimates. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known or as our estimates are revised based on additional information. The resulting adjustment to our income tax expense could have a material effect on our results of operations in the period the adjustment is recorded. A one percentage point change in our effective income tax rate would change our annual income from continuing operations by approximately $9 million.

Deferred tax assets and liabilities are recorded for tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The future realization of our deferred tax assets ultimately depends on our ability to generate sufficient taxable income of the appropriate character (for example, ordinary income or capital gains) within the carryback and carryforward periods available under the tax law and, to a lesser extent, our ability to execute successful tax planning strategies. Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income, except for deferred tax assets which have been fully reserved and primarily relate to foreign net operating losses. A change in the ability of our operations to continue to generate future taxable income, or our ability to implement desired tax planning strategies, could affect our ability to realize the future tax deductions underlying our net deferred tax assets, and require us to provide a valuation allowance against our net deferred tax assets. The recognition of a valuation allowance would result in a reduction to net income and if significant, could have a material impact on our effective tax rate, results of operations and financial position in any given period.

As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with the Income Taxes topic of the FASB Accounting Standards Codification. See Note 16 of the ***Notes to Consolidated Financial Statements*** in Item 8 below for further detail regarding unrecognized tax benefits, deferred taxes and the factors considered in evaluating deferred tax asset realization.

Goodwill

As of September 30, 2012, we had $780 million of goodwill related to various business acquisitions. We perform impairment tests on goodwill on an annual basis during the second quarter of each fiscal year, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred.

Goodwill is potentially impaired if the carrying value of the reporting unit that contains the goodwill exceeds its estimated fair value. The fair values of our reporting units are determined using a combination of an income approach, which estimates fair value based upon future discounted cash flows, and a market approach, which estimates fair value using market multiples, ratios and valuations of a set of comparable public companies within our industry.

The valuation methodology and underlying financial information that is used to estimate the fair value of our reporting units requires significant judgments to be made by management. These judgments include, but are not limited to, the long-term projections of future financial performance and the selection of appropriate discount rates used to present value future cash flows. Our five-year strategic operating plan serves as the basis for these valuations and represents our best estimate of future business conditions in our industry as well as our ability to compete. Discount rates are determined based upon the weighted average cost of capital for a set of comparable companies adjusted for risks associated with our different operations. Our goodwill impairment tests that were performed in the second quarter of 2012, 2011 and 2010 yielded no impairments. In addition, based upon the results of our 2012 impairment testing, none of our reporting units were at risk of their carrying value of net assets exceeding their respective fair value. If there were a significant downturn in our business, we could incur a goodwill impairment.

Warranty

Accrued liabilities are recorded on our Consolidated Statement of Financial Position to reflect our contractual obligations relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of warranty risk relates to extended warranty terms.

As shown in Note 19 of the ***Notes to Consolidated Financial Statements*** in Item 8 below, the carrying amount of accrued product warranty costs has declined $91 million from a balance of $217 million at September 30, 2009, to a balance of $126 million at September 30, 2012. This trend is driven by a variety of factors.

Approximately $40 million of the decline from 2009 to 2012 is attributable to the Commercial Systems business. A primary source of warranty risk for Commercial Systems in the past related to sales of wide-body in-flight entertainment products and systems. As discussed in the Commercial Systems Results of Operations section above, sales related to Wide-body IFE have declined significantly over the past several years due to the Company's previously announced decision to cease investing in this product area. As sales volumes related to Wide-body IFE continue to decline and warranty periods on these legacy products expire, our warranty reserve balance has also been reduced. Product reliability improvements have also favorably impacted incurred warranty costs within Commercial Systems, contributing to a lower warranty reserve.

The remaining decrease in our accrued warranty balance from 2009 to 2012 is primarily attributable to certain favorable adjustments recorded by Government Systems in 2012, 2011 and 2010 to reduce warranty reserves for changes in estimate, as shown in Note 19 of the ***Notes to Consolidated Financial Statements*** in Item 8 below. These reductions were driven by the completion of certain Government Systems programs that no longer require a warranty and a favorable impact from lower than anticipated repair costs across various product areas.

Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty liabilities which could have a material adverse effect on our results of operations and cash flows in the period in which these additional liabilities are required.

Pension Benefits

We historically provided retirement benefits to most of our employees in the form of defined benefit pension plans. Accounting standards require the cost of providing these pension plans be measured on an actuarial basis. These accounting standards will generally reduce, but not eliminate, the volatility of pension expense as actuarial gains and losses resulting from both normal year-to-year changes in valuation assumptions and the differences from actual experience are deferred and amortized. The application of these accounting standards requires management to make numerous assumptions and judgments that can significantly affect these measurements. Critical assumptions made by management in performing these actuarial valuations include the selection of discount rates and expectations on the future rate of return on pension plan assets.

Discount rates are used to determine the present value of our pension obligations and also affect the amount of pension expense recorded in any given period. We estimate this discount rate based on the rates of return of high quality, fixed-income investments with maturity dates that reflect the expected time horizon that benefits will be paid (see Note 11 of the ***Notes to Consolidated Financial Statements*** in Item 8 below). Changes in the discount rate could have a material effect on our reported pension obligations and would also impact the related pension expense.

The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets and is based upon both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. Differences between the actual and expected rate of return on plan assets can impact our expense for pension benefits. In 2013, we are reducing our expected rate of return on plan assets by 50 basis points, down to 8.25 percent from the 8.75 percent used in 2012. This reduction in our expected rate of return assumption will serve to increase pension costs in 2013.

Holding all other factors constant, the estimated impact on 2012 pension income and pension benefit obligation for our U.S. plans caused by hypothetical changes to key assumptions is as follows:

(in millions)	Change in Assumption	
Assumption	25 Basis Point Increase	25 Basis Point Decrease
Pension obligation discount rate	$105 pension projected benefit obligation decrease	**$108 pension projected benefit obligation increase**
Expected long-term rate of return on plan assets	$6 additional pension income	$6 decrease to pension income

As disclosed in Note 11 of the ***Notes to the Consolidated Financial Statements*** in Item 8 below, beginning in 2011, actuarial gains and losses (including those resulting from a change in the pension obligation discount rate) are amortized over the expected future life expectancy of inactive participants, or about 28 years. In 2010, actuarial gains and losses were amortized over the average remaining service period of active participants, or about 11 years. This change in pension amortization period was the primary factor impacting the $42 million decrease in pension expense from 2010 to 2011. This change in amortization period also resulted in our pension expense (income) being less sensitive to changes in the discount rate assumption. An increase or decrease of 25 basis points in the pension obligation discount rate would impact 2012 pension income by less than $2 million.

Inventory Valuation Reserves

Inventory valuation reserves are recorded in order to report inventories at the lower of cost or market value on our Consolidated Statement of Financial Position. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory that is unlikely to be sold above cost. Other factors that management considers in determining these reserves include overall market conditions and other inventory management initiatives. Management can generally react to reduce the likelihood of severe excess and slow-moving inventory issues by changing purchasing behavior, although abrupt changes in market conditions can limit our ability to react quickly.

Management believes its primary source of risk for excess and obsolete inventory is derived from life-time buy inventory. Life-time buy inventory consists of inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of a product. Total life-time buy inventory on hand at September 30, 2012 was $100 million.

Excluding pre-production engineering costs and progress payments, we had $851 million of gross inventory on hand at September 30, 2012 with $86 million of inventory valuation reserves. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required. Pre-production engineering costs are discussed in the "Program Investments" section of our Critical Accounting Policies above.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

Interest Rate Risk

In addition to using cash provided by normal operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our operating results and cash flows are exposed to changes in interest rates that could adversely affect the amount of interest expense incurred and paid on debt obligations in any given period. In addition, changes in interest rates can affect the fair value of our debt obligations. Such changes in fair value are only relevant to the extent these debt obligations are settled prior to maturity. We manage our exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt and when considered necessary, we may employ financial instruments in the form of interest rate swaps to help meet this objective.

At September 30, 2012, we had $200 million of 4.75 percent fixed rate long-term debt obligations outstanding with a carrying value of $200 million and a fair value of $210 million. In November 2003 we converted $100 million of this fixed rate debt to floating rate debt bearing interest at six-month LIBOR less .075 percent by executing "receive fixed, pay variable" interest rate swap contracts. At September 30, 2012, we also had $300 million of 5.25 percent fixed rate long-term debt obligations outstanding with a carrying value of $299 million and a fair value of $363 million. In January 2010 we converted $150 million of this fixed rate debt to floating rate debt based on six-month LIBOR plus 1.235 percent. Finally, at September 30, 2012, we had $250 million of 3.10 percent fixed rate unsecured long-term debt with a carrying value of $249 million and a fair value of $264 million.

A hypothetical 10 percent increase or decrease in average market interest rates would have decreased or increased the fair value of our long-term fixed rate debt, exclusive of the effects of the interest rate swap contracts, by $7 million. The fair value of the $250 million notional value of interest rate swap contracts was a $31 million net asset at September 30, 2012. A hypothetical 10 percent increase or decrease in average market interest rates would decrease or increase the fair value of our interest rate swap contracts by $1 million. Our results of operations are affected by changes in market interest rates related to variable rate debt. Inclusive of the effect of the interest rate swaps, a hypothetical 10 percent increase or decrease in average market interest rates would not have a material effect on our operations or cash flows. For more information related to outstanding debt obligations and derivative financial instruments, see Notes 10, 17 and 18 in the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Foreign Currency Risk

We transact business in various foreign currencies which subjects our cash flows and earnings to exposure related to changes to foreign currency exchange rates. We attempt to manage this exposure through operational strategies and the use of foreign currency forward exchange contracts (foreign currency contracts). All foreign currency contracts are executed with banks we believe to be creditworthy and are denominated in currencies of major industrial countries. The majority of our non-functional currency firm and anticipated receivables and payables are hedged using foreign currency contracts. It is our policy not to manage exposure to net investments in non-U.S. subsidiaries or enter into derivative financial instruments for speculative purposes. Notional amounts of outstanding foreign currency forward exchange contracts were $393 million and $502 million at September 30, 2012 and September 30, 2011, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. Principal currencies that are hedged include the European euro, British pound sterling and Japanese yen. The duration of foreign currency contracts is generally five years or less. The net fair value of these foreign currency contracts was a net asset of $2 million and $1 million at September 30, 2012 and September 30, 2011, respectively. A 10 percent increase or decrease in the value of the U.S. dollar against all currencies would decrease or increase the fair value of our foreign currency contracts at September 30, 2012 by $8 million. For more information related to outstanding currency forward exchange contracts, see Notes 17 and 18 in the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Item 8. ***Financial Statements and Supplementary Data.***

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

We, the management team of Rockwell Collins, are responsible for the preparation, integrity and objectivity of the financial statements and other financial information we have presented in this report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying our estimates and judgments.

Deloitte & Touche LLP, our independent registered public accounting firm, is retained to audit our financial statements. Their accompanying report is based on audits conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), which include the consideration of our internal controls to determine the nature, timing and extent of audit tests to be applied.

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management Board members. The Audit Committee meets regularly with management, the independent registered public accounting firm and with the Company's General Auditor, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.

/s/ CLAYTON M. JONES

Clayton M. Jones
Chairman &
Chief Executive Officer

/s/ PATRICK E. ALLEN

Patrick E. Allen
Senior Vice President &
Chief Financial Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Rockwell Collins' internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Rockwell Collins; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of Rockwell Collins' management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Rockwell Collins' internal control over financial reporting as of September 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* Based on this assessment, management determined that Rockwell Collins maintained effective internal control over financial reporting as of September 30, 2012.

Rockwell Collins' internal control over financial reporting as of September 30, 2012 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included within the ***Controls and Procedures*** section in Item 9A of this Form 10-K.

/s/ CLAYTON M. JONES

Clayton M. Jones
Chairman &
Chief Executive Officer

/s/ PATRICK E. ALLEN

Patrick E. Allen
Senior Vice President &
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of
Rockwell Collins, Inc.

We have audited the accompanying consolidated statements of financial position of Rockwell Collins, Inc. and subsidiaries (the "Company") as of September 28, 2012 and September 30, 2011, and the related consolidated statements of operations, cash flows, equity and comprehensive income for each of the three years in the period ended September 28, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 28, 2012 and September 30, 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 28, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 28, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 13, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
November 13, 2012

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except per share amounts)

	September 30 2012	September 30 2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 335	$ 530
Receivables, net	971	969
Inventories, net	1,332	1,195
Current deferred income taxes	58	106
Other current assets	91	89
Total current assets	2,787	2,889
Property	773	754
Goodwill	780	780
Intangible Assets	291	308
Long-term Deferred Income Taxes	455	448
Other Assets	228	210
TOTAL ASSETS	$ 5,314	$ 5,389
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	$ 475	$ 485
Compensation and benefits	269	324
Advance payments from customers	288	269
Accrued customer incentives	174	128
Product warranty costs	126	148
Other current liabilities	108	141
Total current liabilities	1,440	1,495
Long-term Debt, Net	779	528
Retirement Benefits	1,693	1,633
Other Liabilities	138	205
Equity:		
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 183.8)	2	2
Additional paid-in capital	1,460	1,437
Retained earnings	3,708	3,288
Accumulated other comprehensive loss	(1,607)	(1,497)
Common stock in treasury, at cost (shares held: September 30, 2012, 41.6; September 30, 2011, 30.5)	(2,304)	(1,707)
Total shareowners' equity	1,259	1,523
Noncontrolling interest	5	5
Total equity	1,264	1,528
TOTAL LIABILITIES AND EQUITY	$ 5,314	$ 5,389

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share amounts)

	Year Ended September 30		
	2012	2011	2010
Sales	$ 4,726	$ 4,806	$ 4,631
Costs, expenses and other:			
Cost of sales	3,324	3,427	3,353
Selling, general and administrative expenses	543	533	476
Interest expense	27	19	20
Other income, net	(25)	(28)	(14)
Total costs, expenses and other	3,869	3,951	3,835
Income from continuing operations before income taxes	857	855	796
Income tax expense	248	240	239
Income from continuing operations	609	615	557
Income from discontinued operations, net of taxes	—	19	4
Net income	$ 609	$ 634	$ 561
Earnings per share:			
Basic			
Continuing operations	$ 4.19	$ 3.99	$ 3.55
Discontinued operations	—	0.12	0.02
Basic earnings per share	$ 4.19	$ 4.11	$ 3.57
Diluted			
Continuing operations	$ 4.15	$ 3.94	$ 3.50
Discontinued operations	—	0.12	0.02
Diluted earnings per share	$ 4.15	$ 4.06	$ 3.52
Weighted average common shares:			
Basic	145.3	154.2	157.1
Diluted	146.8	156.1	159.2
Cash dividends per share	$ 1.08	$ 0.96	$ 0.96

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	Year Ended September 30		
	2012	2011	2010
Operating Activities:			
Net income	$ 609	$ 634	$ 561
Adjustments to arrive at cash provided by operating activities:			
Restructuring, asset impairment and customer bankruptcy charges (adjustment)	65	27	(1)
Gain on sale of business	—	(27)	—
Depreciation	117	108	115
Amortization of intangible assets and pre-production engineering costs	57	51	52
Stock-based compensation expense	24	24	24
Compensation and benefits paid in common stock	69	68	64
Excess tax benefit from stock-based compensation	(9)	(7)	(17)
Deferred income taxes	105	93	86
Pension plan contributions	(126)	(113)	(110)
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:			
Receivables	(29)	49	(32)
Production inventory	(63)	(121)	(16)
Pre-production engineering costs	(141)	(141)	(95)
Accounts payable	(28)	58	43
Compensation and benefits	(77)	61	64
Advance payments from customers	22	(55)	(25)
Accrued customer incentives	46	(4)	10
Product warranty costs	(21)	(35)	(34)
Income taxes	(68)	59	48
Other assets and liabilities	(18)	(72)	(26)
Cash Provided by Operating Activities	534	657	711
Investing Activities:			
Property additions	(138)	(152)	(109)
Acquisition of businesses, net of cash acquired	—	(17)	(96)
Proceeds from the disposition of property	17	14	1
Acquisition of intangible assets	(4)	(4)	(7)
Proceeds (sales price adjustment) from business divestiture	(3)	44	—
Cash provided to customer	—	(237)	—
Collection of cash provided to customer	—	237	—
Purchase of short-term investments	—	—	(21)
Proceeds from sale of short-term investments	—	20	—
Other investing activities	(1)	3	—
Cash Used for Investing Activities	(129)	(92)	(232)
Financing Activities:			
Purchases of treasury stock	(714)	(328)	(183)
Cash dividends	(157)	(148)	(151)
Repayment of short-term borrowings	—	(24)	—
Increase in long-term borrowings	247	—	—
Proceeds from the exercise of stock options	21	22	38
Excess tax benefit from stock-based compensation	9	7	17
Cash Used for Financing Activities	(594)	(471)	(279)
Effect of exchange rate changes on cash and cash equivalents	(6)	1	—
Net Change in Cash and Cash Equivalents	(195)	95	200
Cash and Cash Equivalents at Beginning of Period	530	435	235
Cash and Cash Equivalents at End of Period	$ 335	$ 530	$ 435

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF EQUITY
AND COMPREHENSIVE INCOME
(in millions)

	Year Ended September 30		
	2012	2011	2010
Common Stock			
Beginning and ending balance	$ 2	$ 2	$ 2
Additional Paid-In Capital			
Beginning balance	1,437	1,420	1,395
Tax benefit from stock-based compensation	11	7	17
Shares issued under stock option and benefit plans	(12)	(14)	(16)
Stock-based compensation	24	24	24
Ending balance	1,460	1,437	1,420
Retained Earnings			
Beginning balance	3,288	2,816	2,444
Net income	609	634	561
Cash dividends	(157)	(148)	(151)
Shares issued under stock option and benefit plans	(32)	(14)	(38)
Ending balance	3,708	3,288	2,816
Accumulated Other Comprehensive Loss			
Beginning balance	(1,497)	(1,259)	(1,080)
Pension and other retirement benefit adjustment	(126)	(217)	(171)
Currency translation gain (loss)	13	(21)	(8)
Unrealized gain from foreign currency cash flow hedges	3	—	—
Ending balance	(1,607)	(1,497)	(1,259)
Common Stock in Treasury			
Beginning balance	(1,707)	(1,497)	(1,469)
Share repurchases	(723)	(322)	(182)
Shares issued from treasury	126	112	154
Ending balance	(2,304)	(1,707)	(1,497)
Total Shareowners' Equity	1,259	1,523	1,482
Noncontrolling Interest			
Beginning balance	5	4	3
Other changes in equity attributable to noncontrolling interest	—	1	1
Ending balance	5	5	4
Total Equity	$ 1,264	$ 1,528	$ 1,486
Comprehensive Income			
Net income	$ 609	$ 634	$ 561
Other comprehensive loss, net of taxes (2012, $73; 2011, $130; 2010, $95)	(110)	(238)	(179)
Comprehensive income	$ 499	$ 396	$ 382

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description and Basis of Presentation

Rockwell Collins, Inc. (the Company or Rockwell Collins) designs, produces and supports communications and aviation electronics for commercial and military customers worldwide.

The Company operates on a 52/53 week fiscal year ending on the Friday closest to September 30. Each of 2012, 2011 and 2010 was a 52-week fiscal year. For ease of presentation, September 30 is utilized consistently throughout these financial statements and notes to represent the fiscal year end date. All date references contained herein relate to the Company's fiscal year unless otherwise stated.

During the second quarter of fiscal 2012, the Company determined that certain product sales had erroneously been presented as service sales in previously issued financial statements. With the correction, service sales are less than ten percent of total sales for all periods presented. Accordingly, service and product sales are no longer separately presented. This change did not impact previously reported total revenues, total cost of sales, or net income, nor did it have any effect on the Company's financial position or cash flows for any prior periods.

As discussed in Note 4, Discontinued Operations, the Company's Rollmet product line, formerly included within the Commercial Systems segment, was divested in 2011 and has been accounted for as a discontinued operation for all periods presented. Unless otherwise noted, disclosures pertain to the Company's continuing operations.

2. Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company has one consolidated subsidiary with income attributable to a noncontrolling interest. The net income and comprehensive income attributable to the noncontrolling interest is insignificant. The Company's investments in entities it does not control but over which it has the ability to exercise significant influence are accounted for under the equity method and are included in Other Assets. All intercompany transactions are eliminated.

Foreign Currency Translation and Transactions
The functional currency for significant subsidiaries operating outside the United States is typically their respective local currency. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate at the balance sheet date. Sales, costs and expenses are translated at the average exchange rates in effect during the period. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive loss within the Consolidated Statement of Equity and Comprehensive Income.

Foreign exchange transaction gains and losses due to the remeasurement of account balances in foreign currencies are included within the Consolidated Statement of Operations and were not material to the Company's results of operations for 2012, 2011 and 2010.

Revenue Recognition
The Company enters into sales arrangements that may provide for multiple deliverables to a customer. The Company identifies all goods and/or services that are to be delivered separately under a sales arrangement and allocates revenue to each deliverable based on relative fair values. Fair values are generally established based on the prices charged when sold separately by the Company. In general, revenues are separated between hardware, engineering services, maintenance services and installation services. The allocated revenue for each deliverable is then recognized using appropriate revenue recognition methods.

Sales related to long-term contracts requiring development and delivery of products over several years are accounted for under the percentage-of-completion method of accounting in accordance with the Construction-Type and Production-Type Contracts subtopic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification. The percentage-of-completion method is predominately used in the Government Systems segment and sales and earnings under qualifying contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales and costs related to profitable purchase options are included in estimates only when the options are exercised whereas sales and costs related to unprofitable purchase options are included in estimates when exercise is determined to be probable. Sales related to change orders are included in estimates only if they can be reliably estimated and collectability is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed. Cumulative catch-up adjustments resulting from changes in estimates did not have a material effect on our results of operations during the years ended September 30, 2012, 2011 or 2010.

Sales related to long-term separately priced product maintenance or warranty contracts are accounted for based on the terms of the underlying agreements. Certain contracts are fixed-price contracts with sales recognized ratably over the contractual life, while other contracts have a fixed hourly rate with sales recognized based on actual labor or flight hours incurred. The cost of providing these services is expensed as incurred.

The Company recognizes sales for most other products or services when all of the following criteria are met: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, pricing is fixed or determinable and collection is reasonably assured.

Cash and Cash Equivalents
Cash and cash equivalents include time deposits, certificates of deposit with original maturity dates of three months or less and money market funds.

Allowance for Doubtful Accounts
Allowances are established in order to report receivables at net realizable value on the Company's Consolidated Statement of Financial Position. The determination of these allowances requires management of the Company to make estimates and judgments as to the collectability of customer account balances. These allowances are estimated for customers who are considered credit risks by reviewing the Company's collection experience with those customers as well as evaluating the customers' financial condition. The Company also considers both current and projected economic and market conditions. Special attention is given to accounts with invoices that are past due. Past due is defined as any invoice for which payment has not been received by the due date specified on the billing invoice.

Inventories
Inventories are stated at the lower of cost or market using costs which approximate the first-in, first-out method, less related progress payments received. Inventoried costs include direct costs of manufacturing, certain engineering costs and allocable overhead costs. The Company regularly compares inventory quantities on hand on a part level basis to estimated forecasts of product demand and production requirements as well as historical usage. Based on these comparisons, management establishes an excess and obsolete inventory reserve as needed. Inventory valuation reserves were $86 million and $93 million at September 30, 2012 and 2011, respectively.

The Company defers certain pre-production engineering costs during the development phase of a program in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. Such customer guarantees generally take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. These costs are deferred to the extent of the contractual guarantees and are amortized over their estimated useful lives using a units-of-delivery method, up to 15 years. This amortization expense is included as a component of cost of sales. Amortization is based on the Company’s expectation of delivery rates on a program-by-program basis and begins when the Company starts recognizing revenue as the Company delivers equipment for the program. The estimated useful life is limited to the amount of time the Company is virtually assured to earn revenues through a contractually enforceable right included in long-term supply arrangements with the Company’s customers. Pre-production engineering costs incurred pursuant to supply arrangements that do not contain customer guarantees for reimbursement are expensed as incurred.

Progress Payments
Progress payments relate to both receivables and inventories and represent cash collected from government-related contracts whereby the governments have a legal right of offset related to the receivable or legal title to the work-in-process inventory.

Property
Property is stated at acquisition cost, net of accumulated depreciation. Depreciation of property is generally provided using straight-line methods over the following estimated useful lives: buildings and improvements, 15-40 years; machinery and equipment, 6-15 years; information systems software and hardware, 5-10 years; and furniture and fixtures, 6-12 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis.

Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred. The fair value of liabilities associated with the retirement of property is recorded when there is a legal or contractual requirement to incur such costs and the costs are reasonably estimable. Upon the initial recognition of a contractual or legal liability for an asset retirement obligation, the Company capitalizes the asset retirement cost by increasing the carrying amount of the property by the same amount as the liability. This asset retirement cost is then depreciated over the estimated useful life of the underlying property. The Company did not have any significant asset retirement obligations at September 30, 2012 and 2011.

Goodwill and Intangible Assets
Goodwill and intangible assets generally result from business acquisitions. The purchase price of the acquisition is assigned to tangible and intangible assets and liabilities assumed based on fair value. The excess of the purchase price over the amounts assigned is recorded as goodwill. Assets acquired and liabilities assumed are allocated to the Company's reporting units based on the Company's integration plans and internal reporting structure. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but reviewed at least annually for impairment.

Customer Relationship Up-Front Sales Incentives
Rockwell Collins provides up-front sales incentives prior to delivering products or performing services to certain commercial customers in connection with sales contracts. Up-front sales incentives are recorded as a Customer relationship intangible asset and are amortized using a units-of-delivery method over the period the Company has received a contractually enforceable right related to the incentives, up to 15 years. Amortization is based on the Company's expectation of delivery rates on a program-by-program basis. Amortization begins when the Company starts recognizing revenue as the Company delivers equipment for the program. Up-front sales incentives consisting of cash payments or customer account credits are amortized as a reduction of sales, whereas incentives consisting of free products are amortized as cost of sales.

Accrued Customer Incentives
Incentives earned by customers based on purchases of Company products or services are recognized as a liability when the related sale is recorded. Incentives consisting of cash payments or customer account credits are recognized as a reduction of sales while incentives consisting of free products and account credits where the customer's use is restricted to future purchases are recognized as cost of sales.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment when management plans to dispose of assets or when events or circumstances indicate that the carrying amount of a long-lived asset is more likely than not unrecoverable. Assets held for disposal are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. See Note 23 for discussion of certain asset impairments recorded in 2012 and 2011.

Goodwill and indefinite-lived intangible assets are tested annually for impairment with more frequent tests performed if indications of impairment exist. The Company's annual impairment testing date is in the second quarter of each fiscal year. Impairment for intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is potentially impaired if the carrying value of a reporting unit exceeds its estimated fair value. Management determines fair value using a discounted future cash flow analysis and other accepted valuation techniques. The Company's annual impairment testing performed in the second quarter of 2012, 2011 and 2010 yielded no impairments of goodwill or indefinite-lived intangible assets.

Advance Payments from Customers
Advance payments from customers represent cash collected from customers in advance of revenue recognition.

Environmental
Liabilities for environmental matters are recorded in the period in which it is probable that an obligation has been incurred and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the Company records a liability for its estimated allocable share of costs related to its involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Company is the only responsible party, the Company records a liability for the total estimated costs of remediation.

Income Taxes
Current tax liabilities and assets are based upon an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the Company is subject to tax. As part of the determination of its tax liability, management exercises considerable judgment in evaluating tax positions taken by the Company in determining the income tax provision and establishes reserves for uncertain tax positions in accordance with the Income Taxes topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities are recorded for the estimated future tax effects attributable to temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and their respective carrying amounts for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Financial Instruments
The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts and interest rate swap contracts for the purpose of minimizing exposure to changes in foreign currency exchange rates on business transactions and interest rates, respectively. The Company's policy is to execute such instruments with banks the Company believes to be creditworthy and not enter into derivative financial instruments for speculative purposes or to manage exposure for net investments in non-U.S. subsidiaries. These derivative financial instruments do not subject the Company to undue risk as gains and losses on these instruments generally offset gains and losses on the underlying assets, liabilities or anticipated transactions that are being hedged.

All derivative financial instruments are recorded at fair value in the Consolidated Statement of Financial Position. For a derivative that has not been designated as an accounting hedge, the change in fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Consolidated Statement of Financial Position in Accumulated other comprehensive loss to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The change in the fair value related to the ineffective portion of the hedge, if any, is immediately recognized in earnings. The amount recorded within Accumulated other comprehensive loss is reclassified into earnings in the same period during which the underlying hedged transaction affects earnings. The Company does not exclude any amounts from the measure of effectiveness for both fair value and cash flow hedges.

Use of Estimates
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, long-term contracts, allowances for doubtful accounts, inventory obsolescence, product warranty cost liabilities, customer incentives, retirement benefits, income taxes, environmental matters, pre-production engineering costs, recoverability of long-lived assets and contingencies. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the Consolidated Statement of Operations in the period they are determined.

Concentration of Risks
The Company's products and services are concentrated within the aerospace and defense industries with customers consisting primarily of military and commercial aircraft manufacturers, commercial airlines and the U.S. Government and non-U.S. governments. As a result of this industry focus, the Company's current and future financial performance is largely dependent upon the overall economic conditions within these industries. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions, which could be prompted by or exacerbated by political or other domestic or international events. The defense market may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad and other factors. The Budget Control Act of 2011 (BCA) imposes spending caps and certain reductions in security spending over a ten-year period through 2021. Absent additional Congressional action, further budget cuts (or sequestration) as outlined in the BCA will be implemented on January 3, 2013. Future reductions in U.S. Government security spending could have a significant adverse impact on the financial results of the Company's Government Systems operating segment. While management believes the Company's product offerings are well positioned to meet the needs of its customer base, any material deterioration in the economic and environmental factors that impact the aerospace and defense industries could have a material adverse effect on the Company's results of operations, financial position or cash flows.

In addition to the overall business risks associated with the Company's concentration within the aerospace and defense industries, the Company is also exposed to a concentration of collection risk on credit extended to commercial airlines and business jet aircraft manufacturers. At September 30, 2012, accounts receivable due from U.S. and international commercial airlines were approximately $31 million and $37 million, respectively. At September 30, 2012, accounts receivable due from business jet aircraft manufacturers were approximately $125 million. The Company performs ongoing credit evaluations on the financial condition of all of its customers and maintains allowances for uncollectible accounts receivable based on expected collectability. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company's results of operations, financial position or cash flows. See Note 5 for further discussion on customer bankruptcy charges.

As of September 30, 2012, approximately 10 percent of the Company's employees were represented by collective bargaining agreements, which are generally set to expire between May 2013 and September 2015.

Recently Adopted Accounting Standards
In May 2011, the FASB amended the guidance regarding fair value measurement and disclosure. The amended guidance clarifies the application of existing fair value measurement and disclosure requirements. The amendment became effective for the Company in the second quarter of 2012 with no significant impact to the Company's financial statements.

Recently Issued Accounting Standards
In June 2011, the FASB amended requirements for the presentation of other comprehensive income (OCI), requiring presentation of comprehensive income in either a single, continuous statement of comprehensive income or on separate but consecutive statements, the statement of operations and the statement of OCI. The amendment is effective for the Company at the beginning of fiscal year 2013. The adoption of this guidance will not impact the Company's financial position, results of operations or cash flows and will only impact the presentation of OCI on the financial statements.

3. Acquisitions

During the years ended September 30, 2012, 2011 and 2010, the Company completed three acquisitions that are summarized as follows:

(dollars in millions)	Fiscal Year Acquired	Cash Purchase Price(1)	Goodwill	Intangible Assets Finite Lived	Intangible Assets Weighted Average Life in Years
Computing Technologies for Aviation, Inc.	2011	$ 11	$ 10	$ 3	9
Blue Ridge Simulation, Inc.	2011	6	6	1	9
AR Group, Inc.	2010	91	58	39	14

(1) Net of cash acquired and net of post-closing purchase price adjustments, when applicable

Computing Technologies for Aviation, Inc.
On January 10, 2011, the Company acquired all the shares of Computing Technologies for Aviation, Inc. (CTA). CTA, with headquarters located in Charlottesville, Virginia, is a leading provider of flight operations management solutions for corporate flight departments and other aviation customers. The purchase price, net of cash acquired, was $11 million. In the fourth quarter of 2011, the purchase price allocation was finalized with $10 million allocated to goodwill and $3 million to finite-lived intangible assets with a weighted average life of approximately 9 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will broaden the Company's flight information solutions capabilities. None of the goodwill resulting from the acquisition is tax deductible. The goodwill is included within the Commercial Systems segment.

Blue Ridge Simulation, Inc.
On December 20, 2010, the Company acquired all the shares of Blue Ridge Simulation, Inc. (Blue Ridge Simulation). Blue Ridge Simulation, with headquarters located in Leesburg, Virginia, is a leading supplier of high-performance sensor simulation for U.S. Department of Defense, commercial and international training applications. The purchase price, net of cash acquired, was $6 million. In the first quarter of 2012, the purchase price allocation was finalized with $6 million allocated to goodwill and $1 million to finite-lived intangible assets with a weighted average life of approximately 9 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will enhance the Company's integrated training solutions. All goodwill resulting from the acquisition is tax deductible. The goodwill is included within the Government Systems segment.

AR Group, Inc.
On December 31, 2009, the Company acquired all the shares of AR Group, Inc. and affiliates (Air Routing). Air Routing, with headquarters located in Houston, Texas, is a leading global provider of trip support services for business aircraft flight operations. The purchase price, net of cash acquired, was $91 million. In the fourth quarter of 2010, the purchase price allocation was finalized with $58 million allocated to goodwill and $39 million to finite-lived intangible assets with a weighted average life of approximately 14 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will broaden the Company's information management flight operations' capabilities. None of the goodwill resulting from the acquisition is tax deductible. Air Routing goodwill is included within the Commercial Systems segment.

Pro-forma results for 2012, 2011 and 2010, assuming the acquisitions were made at the beginning of the year, are not presented as the pro-forma information would not be materially different from the consolidated reported results.

4. Discontinued Operations

On July 22, 2011, the Company sold its Rollmet product line. The sale price, net of a post-closing adjustment based on the final closing balance sheet, was $41 million, resulting in a gain of $17 million, net of tax. The Rollmet product line provided seamless alloy and stainless steel pipes and propulsion system components for the energy, petrochemical and defense industries. The Company divested this non-core product line to focus on its primary business strategies. Rollmet's operating results are included in discontinued operations in the Company's Consolidated Statement of Operations for all periods presented.

Results of discontinued operations are as follows:

	Year Ended September 30		
(in millions)	2012	2011	2010
Sales	$ —	$ 19	$ 34
Income from discontinued operations before income taxes	—	4	6

5. Receivables, Net

Receivables, net are summarized as follows:

(in millions)	September 30, 2012	September 30, 2011
Billed	$ 810	$ 718
Unbilled	366	404
Less progress payments	(169)	(143)
Total	1,007	979
Less allowance for doubtful accounts	(36)	(10)
Receivables, net	$ 971	$ 969

Receivables expected to be collected beyond the next twelve months are classified as long-term and are included within Other Assets. Total receivables due from the U.S. Government including the Department of Defense and state and local agencies, both directly and indirectly through subcontracts, were $284 million at September 30, 2012 and $388 million at September 30, 2011. U.S. Government unbilled receivables, net of progress payments, were $93 million and $136 million at September 30, 2012 and 2011, respectively.

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms.

The Company is exposed to a concentration of collection risk on credit extended to airlines and aircraft manufacturers. During fiscal year 2012, certain customers filed for Chapter 11 bankruptcy protection, including certain commercial airline customers and Hawker Beechcraft, Inc. (HBC), a business jet manufacturing customer who filed for Chapter 11 bankruptcy protection on May 3, 2012. As of September 30, 2012, total pre-petition accounts receivable due from these financially troubled customers, prior to applying the allowance for doubtful accounts, were approximately $38 million. During the twelve months ended September 30, 2012, the Company recorded bad debt reserves of $29 million related to these receivable balances. The bad debt charge is included within Selling, general, and administrative expenses on the Condensed Consolidated Statement of Operations, with approximately $23 million recorded as a general corporate expense, approximately $5 million recorded within the Company's Commercial Systems segment and the remaining $1 million recorded within the Company's Government Systems segment.

6. Inventories, Net

Inventories, net are summarized as follows:

(in millions)	September 30, 2012	September 30, 2011
Finished goods	$ 168	$ 180
Work in process	254	265
Raw materials, parts and supplies	343	340
Less progress payments	(2)	(36)
Total	763	749
Pre-production engineering costs	569	446
Inventories, net	$ 1,332	$ 1,195

As of September 30, 2012, $360 million of the pre-production engineering costs is related to programs with Airbus and Bombardier.

Anticipated annual amortization expense for pre-production engineering costs is as follows:

(in millions)	2013	2014	2015	2016	2017	Thereafter
Anticipated amortization expense for pre-production engineering costs	$ 26	$ 42	$ 59	$ 70	$ 77	$ 295

Amortization expense for pre-production engineering costs for 2012, 2011 and 2010 was $18 million, $15 million and $15 million, respectively. In 2012 the Company reclassified this amortization on the Consolidated Statement of Cash Flows from changes in Inventories to Amortization of intangible assets and pre-production engineering costs for all periods presented. As of September 30, 2012, the weighted average amortization period remaining for pre-production engineering costs included in Inventories, net was approximately 10 years.

In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to pre-production engineering costs and life-time-buy inventory not expected to be realized within one year of $607 million and $485 million at September 30, 2012 and 2011, respectively. Life-time-buy inventory is inventory that is typically no longer produced by the Company's vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product.

7. Property

Property is summarized as follows:

(in millions)	September 30, 2012	September 30, 2011
Land	$ 10	$ 14
Buildings and improvements	383	372
Machinery and equipment	1,045	1,002
Information systems software and hardware	326	310
Furniture and fixtures	66	66
Construction in progress	88	89
Total	1,918	1,853
Less accumulated depreciation	(1,145)	(1,099)
Property	$ 773	$ 754

As of September 30, 2011, Land and Buildings and improvements included $8 million associated with the carrying value of the vacated Irvine, California facility. In June 2012, the Company sold the Irvine facility and realized a gain of $5 million, which is included in Other income, net on the Condensed Consolidated Statement of Operations.

Property additions acquired by incurring accounts payable, which are reflected as a non-cash transaction in the Company's Consolidated Statement of Cash Flows, were $23 million, $21 million and $15 million at September 30, 2012, 2011 and 2010, respectively.

8. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill are summarized as follows:

(in millions)	Government Systems	Commercial Systems	Total
Balance at September 30, 2010	$ 509	$ 257	$ 766
Blue Ridge acquisition	6	—	6
CTA acquisition	—	10	10
Rollmet divestiture	—	(1)	(1)
Foreign currency translation adjustments	(1)	—	(1)
Balance at September 30, 2011	514	266	780
Foreign currency translation adjustments	—	—	—
Balance at September 30, 2012	$ 514	$ 266	$ 780

The Company performs an annual impairment test of goodwill and indefinite-lived intangible assets during the second quarter of each fiscal year, or at any time there is an indication of potential impairment. The Company's 2012 and 2011 impairment tests resulted in no impairment.

Intangible assets are summarized as follows:

(in millions)	September 30, 2012 Gross	Accum Amort	Net	September 30, 2011 Gross	Accum Amort	Net
Intangible assets with finite lives:						
Developed technology and patents	$ 221	$ (159)	$ 62	$ 219	$ (140)	$ 79
Customer relationships:						
Acquired	91	(57)	34	90	(48)	42
Up-front sales incentives	212	(26)	186	190	(17)	173
License agreements	13	(8)	5	18	(9)	9
Trademarks and tradenames	15	(13)	2	15	(12)	3
Intangible assets with indefinite lives:						
Trademarks and tradenames	2	—	2	2	—	2
Intangible assets	$ 554	$ (263)	$ 291	$ 534	$ (226)	$ 308

As described in Note 23, Restructuring and Asset Impairment Charges, Net, the Company's Commercial Systems business impaired a license agreement in 2012 that resulted in a $4 million reduction to Intangible assets and the expense was recorded within Cost of Sales. In 2011, the Company's Government Systems business terminated a technology license that resulted in a $7 million reduction to Intangible assets.

Amortization expense for intangible assets for 2012, 2011 and 2010 was $39 million, $36 million and $37 million, respectively. As of September 30, 2012, the weighted average amortization period remaining for up-front sales incentives was approximately 9 years.

(in millions)	2013	2014	2015	2016	2017	Thereafter
Anticipated amortization expense for up-front sales incentives	$ 8	$ 14	$ 20	$ 26	$ 22	$ 96
Anticipated amortization expense for all other intangible assets	22	19	15	12	12	23
Total	$ 30	$ 33	$ 35	$ 38	$ 34	$ 119

9. Other Assets

Other assets are summarized as follows:

(in millions)	September 30, 2012	September 30, 2011
Long-term receivables	$ 34	$ 32
Investments in equity affiliates	19	11
Exchange and rental assets (net of accumulated depreciation of $94 at September 30, 2012 and $104 at September 30, 2011)	51	57
Other	124	110
Other assets	$ 228	$ 210

Investments in Equity Affiliates
Investments in equity affiliates primarily consist of four joint ventures

- Vision Systems International, LLC (VSI): VSI is a joint venture with Elbit Systems, Ltd. for the joint pursuit of helmet-mounted cueing systems for the worldwide military fixed wing aircraft market

- Data Link Solutions LLC (DLS): DLS is a joint venture with BAE Systems, plc for the joint pursuit of the worldwide military data link market

- Integrated Guidance Systems LLC (IGS): IGS is a joint venture with Honeywell International Inc. for the joint pursuit of integrated precision guidance solutions for worldwide guided weapons systems

- Quest Flight Training Limited (Quest): Quest is a joint venture with Quadrant Group plc that provides aircrew training services primarily for the United Kingdom Ministry of Defence

Each joint venture is 50 percent owned by the Company and accounted for under the equity method. Under the equity method of accounting for investments, the Company's proportionate share of the earnings or losses of its equity affiliates are included in Net income and classified as Other income, net in the Consolidated Statement of Operations. For segment performance reporting purposes, Rockwell Collins' share of earnings or losses of VSI, DLS, IGS and Quest are included in the operating results of the Government Systems segment.

In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $142 million, $102 million and $98 million for the years ended September 30, 2012, 2011 and 2010, respectively. The deferred portion of profit generated from sales to equity affiliates was $3 million at September 30, 2012 and $2 million at September 30, 2011.

Exchange and Rental Assets
Exchange and rental assets consist primarily of Company products that are either loaned or rented to customers on a short-term basis in connection with warranty and other service related activities. These assets are recorded at acquisition or production cost and depreciated using the straight-line method over their estimated lives up to 15 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis. Depreciation expense for exchange and rental assets was $10 million, $11 million and $9 million for the years ended September 30, 2012, 2011 and 2010, respectively.

10. Debt

Short-term Debt
Under the Company's commercial paper program, the Company may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount, and have a maturity of not more than 364 days from the time of issuance. At September 30, 2012 and September 30, 2011, there were no outstanding short-term commercial paper borrowings.

Revolving Credit Facilities
On May 26, 2011, the Company entered into an $850 million five-year unsecured revolving credit facility with various banks. The credit facility includes one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. The ratio excludes the accumulated other comprehensive loss equity impact related to defined benefit retirement plans. The ratio was 21 percent as of September 30, 2012. The credit facility has options to extend the term for up to two one-year periods and/or increase the aggregate principal amount up to $1.2 billion. These options are subject to the approval of the lenders. The credit facility also contains covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions or merge or consolidate with another entity. Borrowings under this credit facility bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company's unsecured long-term debt rating or, at the Company's option, rates determined by competitive bid. At September 30, 2012 and September 30, 2011, there were no outstanding borrowings under this revolving credit facility.

In addition, short-term credit facilities available to non-U.S. subsidiaries amounted to $55 million as of September 30, 2012, of which $16 million was utilized to support commitments in the form of commercial letters of credit. As of September 30, 2012 and September 30, 2011, there were no short-term borrowings outstanding under the Company's non-U.S. subsidiaries' credit facilities.

At September 30, 2012 and September 30, 2011, there were no significant commitment fees or compensating balance requirements under any of the Company's credit facilities.

Long-term Debt

On November 16, 2011, the Company issued $250 million of 3.10 percent fixed rate unsecured debt due November 15, 2021 (the 2021 Notes). The net proceeds to the Company from the sale of the 2021 Notes, after deducting a $1 million discount and $2 million of debt issuance costs, were $247 million.

On May 6, 2009, the Company issued $300 million of 5.25 percent fixed rate unsecured debt due July 15, 2019 (the 2019 Notes). The net proceeds to the Company from the sale of the 2019 Notes, after deducting a $2 million discount and $2 million of debt issuance costs, were $296 million. In January 2010, the Company entered into interest rate swap contracts which effectively converted $150 million of the 2019 Notes to floating rate debt based on six-month LIBOR plus 1.235 percent. See Notes 17 and 18 for additional information relating to the interest rate swap contracts.

On November 20, 2003, the Company issued $200 million of 4.75 percent fixed rate unsecured debt due December 1, 2013 (the 2013 Notes). At the time of the debt issuance, the Company entered into interest rate swap contracts which effectively converted $100 million of the 2013 Notes to floating rate debt based on six-month LIBOR less 0.075 percent. See Notes 17 and 18 for additional information relating to the interest rate swap contracts.

The 2021, 2019 and 2013 Notes are included in the Condensed Consolidated Statement of Financial Position net of any unamortized discount within the caption Long-term Debt, Net. The debt issuance costs are capitalized within Other Assets on the Condensed Consolidated Statement of Financial Position. The debt issuance costs and any discounts are amortized over the life of the debt and recorded in Interest expense.

The 2021, 2019 and 2013 Notes each contain covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sales/leaseback transactions, merge or consolidate with another entity or transfer substantially all of the Company's assets. The Company was in compliance with all debt covenants at September 30, 2012 and September 30, 2011.

Long-term debt and a reconciliation to the carrying amount is summarized as follows:

(in millions)	September 30, 2012	September 30, 2011
Principal amount of 2021 Notes, net of discount	$ 249	$ —
Principal amount of 2019 Notes, net of discount	299	299
Principal amount of 2013 Notes	200	200
Fair value swap adjustment (Notes 17 and 18)	31	29
Long-term debt, net	$ 779	$ 528

Interest paid on debt for the years ended September 30, 2012, 2011 and 2010 was $21 million, $18 million and $19 million, respectively.

11. Retirement Benefits

The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans which provide monthly pension and other benefits to eligible employees upon retirement.

Pension Benefits
The Company historically provided pension benefits to most of the Company's U.S. employees in the form of non-contributory, defined benefit plans that are considered qualified plans under applicable laws. The benefits provided under these plans for salaried employees are generally based on years of service and average compensation. The benefits provided under these plans for hourly employees are generally based on specified benefit amounts and years of service. In addition, the Company sponsors an unfunded non-qualified defined benefit plan for certain employees.

In June 2003, the Company amended its U.S. qualified and non-qualified defined benefit pension plans to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. These changes impacted all of the Company's domestic pension plans for all salaried and hourly employees who were not covered by collective bargaining agreements. Concurrently, the Company supplemented its existing defined contribution savings plan effective October 1, 2006 to include an additional Company contribution.

The Company also maintains four defined benefit pension plans in countries outside of the U.S., two of which are unfunded.

Other Retirement Benefits
Other retirement benefits consist of retiree health care and life insurance benefits that are provided to substantially all of the Company's U.S. employees hired before October 1, 2006 and their beneficiaries. Employees generally become eligible to receive these benefits if they retire after age 55 with at least 10 years of service. Most plans are contributory with retiree contributions generally based upon years of service and adjusted annually by the Company. Retiree medical plans pay a stated percentage of expenses reduced by deductibles and other coverage, principally Medicare. The amount the Company will contribute toward retiree medical coverage for most employees is fixed. Additional premium contributions will be required from participants for all costs in excess of the Company's fixed contribution amount. Retiree life insurance plans provide coverage at a flat dollar amount or as a multiple of salary. With the exception of certain bargaining unit plans, Other Retirement Benefits are funded as expenses are incurred.

Components of Expense (Income)

The components of expense (income) for Pension Benefits and Other Retirement Benefits are summarized below:

	Pension Benefits			Other Retirement Benefits		
(in millions)	2012	2011	2010	2012	2011	2010
Service cost	$ 8	$ 8	$ 6	$ 4	$ 4	$ 3
Interest cost	153	159	159	10	11	12
Expected return on plan assets	(213)	(212)	(210)	(1)	(1)	(1)
Amortization:						
Prior service credit	(18)	(19)	(19)	(6)	(16)	(22)
Net actuarial loss	57	48	90	11	12	13
Net benefit expense (income)	$ (13)	$ (16)	$ 26	$ 18	$ 10	$ 5

Funded Status and Net Liability
The Company recognizes the unfunded status of defined benefit retirement plans on the Consolidated Statement of Financial Position as Retirement Benefits. The current portion of the liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next twelve months exceeds the fair value of the plan assets and is reflected in Compensation and benefits in the Consolidated Statement of Financial Position.

The following table reconciles the projected benefit obligations (PBO), plan assets, funded status and net liability for the Company's Pension Benefits and the Other Retirement Benefits.

	Pension Benefits		Other Retirement Benefits	
(in millions)	2012	2011	2012	2011
PBO at beginning of period	$ 3,518	$ 3,354	$ 254	$ 265
Service cost	8	8	4	4
Interest cost	153	159	10	11
Discount rate and other assumption changes	408	134	25	7
Actuarial losses (gains)	57	15	(7)	(16)
Plan amendments	—	14	(16)	—
Plan participant contributions	—	—	8	14
Benefits paid	(175)	(166)	(24)	(31)
Other	(2)	—	—	—
PBO at end of period	3,967	3,518	254	254
Plan assets at beginning of period	2,111	2,169	9	9
Actual return on plan assets	437	(5)	2	—
Company contributions	126	113	17	17
Plan participant contributions	—	—	8	14
Benefits paid	(175)	(166)	(24)	(31)
Other	2	—	—	—
Plan assets at end of period	2,501	2,111	12	9
Funded status of plans	$ (1,466)	$ (1,407)	$ (242)	$ (245)
Funded status consists of:				
Retirement benefits liability	$ (1,461)	$ (1,397)	$ (231)	$ (232)
Compensation and benefits liability	(11)	(10)	(11)	(13)
Other assets	6	—	—	—
Net liability	$ (1,466)	$ (1,407)	$ (242)	$ (245)

The Company's non-U.S. defined benefit pension plans represented 4 percent and 4 percent of the total PBO at September 30, 2012 and 2011, respectively. The accumulated benefit obligation for all defined benefit pension plans was $3,952 million and $3,508 million at September 30, 2012 and September 30, 2011, respectively.

Other Comprehensive Loss

The following table summarizes the amounts included in Accumulated other comprehensive loss before tax related to retirement benefits as of September 30, 2012 and 2011 and changes recognized in Other comprehensive loss before tax for the years ended September 30, 2012 and 2011:

(in millions)	Pension Benefits		Other Retirement Benefits	
	Prior Service Cost (Credit)	Net Actuarial Loss	Prior Service Cost (Credit)	Net Actuarial Loss
Balance at September 30, 2010	$ (75)	$ 1,949	$ (33)	$ 177
Current year prior service cost	14	—	—	—
Current year net actuarial loss	—	366	—	(8)
Amortization of prior service cost	19	—	16	—
Amortization of actuarial loss	—	(48)	—	(12)
Balance at September 30, 2011	(42)	2,267	(17)	157
Current year prior service cost	—	—	(16)	—
Current year net actuarial loss	—	241	—	18
Amortization of prior service cost	18	—	6	—
Amortization of actuarial loss	—	(57)	—	(11)
Balance at September 30, 2012	$ (24)	$ 2,451	$ (27)	$ 164

The estimated amounts that will be amortized from Accumulated other comprehensive loss into expense (income) for Pension Benefits and Other Retirement Benefits during the year ending September 30, 2013 are as follows:

(in millions)	Pension Benefits	Other Retirement Benefits	Total
Prior service cost	$ (18)	$ (8)	$ (26)
Net actuarial loss	79	12	91
Total	$ 61	$ 4	$ 65

Actuarial Assumptions

The following table presents the significant assumptions used in determining the benefit obligations:

	Pension Benefits				Other Retirement Benefits	
	U.S.		Non-U.S.		U.S.	
	2012	2011	2012	2011	2012	2011
Discount rate	3.56%	4.43%	4.08%	5.57%	3.21%	4.20%
Compensation increase rate	—	—	3.46%	3.46%	—	—

Discount rates used to determine the benefit obligations are determined by using a weighted average of market-observed yields for high quality fixed income securities that correspond to the payment of benefits.

The Company's U.S. qualified and non-qualified plans were amended to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. The only U.S. plans that continue to accrue benefits are certain plans associated with collective bargaining agreements, and these plans are not impacted by increases in compensation as the benefit formula is dependent solely on years of service. As a result, the compensation increase rate assumption for U.S. plans is zero.

Significant assumptions used in determining the net benefit expense (income) are as follows:

	Pension Benefits				Other Retirement Benefits	
	U.S.		Non-U.S.		U.S.	
	2012	2011	2012	2011	2012	2011
Discount rate	4.43%	4.85%	5.57%	4.94%	4.20%	4.52%
Expected long-term return on plan assets*	8.75%	8.75%	8.73%	8.68%	8.75%	8.75%
Compensation increase rate	—	—	3.46%	3.44%	—	—
Health care cost gross trend rate**	—	—	—	—	9.00%	11.00%
Ultimate trend rate**	—	—	—	—	5.00%	5.50%
Year that trend reaches ultimate rate**	—	—	—	—	2019	2016

* In fiscal year 2013, the expected long-term rate of return on plan assets for both U.S. Pension Benefits and Other Retirement Benefits will be reduced to 8.25 percent.

** Due to the effect of the fixed Company contribution, increasing or decreasing the health care cost trend rate by one percentage point would not have a significant impact on the Company's cost of providing Other Retirement Benefits.

Expected long-term return on plan assets for each year presented is based on both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. The Company uses a market-related value of plan assets reflecting changes in the fair value of plan assets over a five-year period. In 2010, actuarial gains and losses in excess of 10 percent of the greater of the market-related value of plan assets or the projected benefit obligation (the corridor) were amortized on a straight-line basis over the average remaining service period of active participants, which was approximately 11 years. Beginning in 2011, the amortization of such gains and losses were over the expected future lifetime of inactive participants, which was approximately 28 years. This change in amortization period was due to the fact that almost all of the plan's participants are now considered inactive.

Prior service costs resulting from plan amendments are amortized in equal annual amounts over the average remaining service period of affected active participants or over the remaining life expectancy of affected retired participants.

Plan Assets

Total plan assets for Pension Benefits and Other Retirement Benefits as of September 30, 2012 and 2011 were $2,513 million and $2,120 million, respectively. The Company has established investment objectives that seek to preserve and maximize the amount of plan assets available to pay plan benefits. These objectives are achieved through investment guidelines requiring diversification and allocation strategies designed to maximize the long-term returns on plan assets while maintaining a prudent level of investment risk. These investment strategies are implemented using actively managed and indexed assets. Target and actual asset allocations as of September 30, 2012 and 2011 are as follows:

	Target Mix	2012	2011
Equities	40% - 70%	61%	60%
Fixed income	25% - 60%	36%	37%
Alternative investments	—% - 15%	—%	—%
Cash	—% - 5%	3%	3%

Alternative investments may include real estate, hedge funds, venture capital and private equity. There were no plan assets invested in the securities of the Company as of September 30, 2012 and 2011 or at any time during the years then ended. Target and actual asset allocations are periodically rebalanced between asset classes in order to mitigate investment risk and maintain asset classes within target allocations.

The following table presents the fair value of the Company's pension plans' assets as of September 30, 2012 and 2011, by asset category segregated by level within the fair value hierarchy, as described in Note 17:

	September 30, 2012				September 30, 2011			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset category:								
Equity securities:								
U.S. equity	$ 859	$ 183	$ —	$ 1,042	$ 772	$ 122	$ —	$ 894
Non-U.S. equity	438	48	—	486	339	35	—	374
Fixed income securities:								
Corporate	—	545	—	545	—	468	—	468
U.S. government	139	133	—	272	122	128	—	250
Emerging market	—	72	—	72	—	56	—	56
Mortgage and asset-backed	—	3	—	3	—	6	—	6
Other	—	16	—	16	—	9	—	9
Cash and cash equivalents	—	58	—	58	—	49	—	49
Sub-total	1,436	1,058	—	2,494	1,233	873	—	2,106
Net receivables related to investment transactions				7				5
Total				$ 2,501				$ 2,111

The following table presents the fair value of the Company's other retirement benefits plan assets as of September 30, 2012 and 2011, by asset category segregated by level within the fair value hierarchy, as described in Note 17:

	September 30, 2012				September 30, 2011			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset category:								
Equity securities:								
U.S. equity	$ 6	$ —	$ —	$ 6	$ 6	$ —	$ —	$ 6
Fixed income securities:								
Corporate	—	1	—	1	—	1	—	1
U.S. government	2	1	—	3	—	1	—	1
Mortgage and asset-backed	—	—	—	—	—	—	—	—
Cash and cash equivalents	—	2	—	2	—	1	—	1
Total	$ 8	$ 4	$ —	$ 12	$ 6	$ 3	$ —	$ 9

Valuation Techniques

Level 1 assets for the pension plans and other retirement benefits plan are primarily comprised of equity and fixed income securities. Level 1 equity securities are actively traded on U.S. and non-U.S. exchanges and are valued using the market approach at quoted market prices on the measurement date. Level 1 fixed income securities are valued using quoted market prices.

Level 2 equity securities contain equity funds that hold investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis. Level 2 fixed income securities are primarily valued using pricing models that use observable market data or bids provided by independent investment brokerage firms.

Cash and cash equivalents includes cash which is used to pay benefits and cash invested in a short-term investment fund that holds securities with values based on quoted market prices, but for which the funds are not valued on a quoted market basis. As such, the cash and cash equivalents are classified as Level 2 in the tables above.

The Company does not have any significant Level 3 assets in its pension plan or other retirement benefit plan. As described in Note 17, the fair value of a Level 3 asset is derived from unobservable inputs that are based on the Company's own assumptions.

Contributions

For the years ended September 30, 2012 and 2011, the Company made contributions to its pension plans as follows:

(in millions)	2012	2011
Contributions to U.S. qualified plan	$ 113	$ 100
Contributions to U.S. non-qualified plan	8	8
Contributions to non-U.S. plans	5	5
Total	$ 126	$ 113

The Company's objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund its pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. The Company plans to contribute $110 million to its U.S. qualified pension plan in 2013 of which $55 million was contributed in October 2012, subsequent to the Company's 2012 fiscal year end. Any additional future contributions necessary to satisfy the minimum statutory funding requirements are dependent upon actual plan asset returns and interest rates. The Company may elect to make additional discretionary contributions during 2013 to further improve the funded status of this plan. Contributions to the non-U.S. plans and the U.S. non-qualified plan are expected to total $14 million in 2013.

Contributions to the Company's other postretirement plans are expected to total $23 million in 2013.

Benefit Payments

The following table reflects estimated benefit payments to be made to eligible participants for each of the next five years and the following five years in aggregate:

(in millions)	Pension Benefits	Other Retirement Benefits
2013	$ 176	$ 23
2014	206	18
2015	198	18
2016	203	18
2017	208	18
2018 - 2022	1,121	86

Estimated benefit payments for Other Retirement Benefits is shown net of plan participant contributions and reflects the Company's portion only. Substantially all of the Pension Benefit payments relate to the Company's U.S. qualified funded plans which are paid from the pension trust.

Defined Contribution Savings Plans and Employee Stock Purchase Plan

The Company sponsors defined contribution savings plans that are available to the majority of its employees. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions using common stock of the Company up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the other investment options offered within the plans. The Company is authorized to issue 16.5 million shares under the defined contribution savings plans, of which 3.9 million shares are available for future contributions at September 30, 2012. Additionally, the defined contribution savings plan includes a cash contribution based on an employee's age and service.

The Company's expense related to the defined contribution savings plans for 2012, 2011 and 2010 was as follows:

(in millions)	2012 Shares	2012 Expense	2011 Shares	2011 Expense	2010 Shares	2010 Expense
Contribution in shares:						
Defined contribution savings plans	1.1	$ 58	1.0	$ 57	0.9	$ 53
Contribution in cash:						
Retirement contribution		41		39		34
Other		2		1		1
Total		$ 101		$ 97		$ 88

The Company also offers an Employee Stock Purchase Plan (ESPP) which allows employees to have their base compensation withheld to purchase the Company's common stock each month at 95 percent of the fair market value on the last day of the month. The Company is authorized to issue 9.0 million shares under the ESPP, of which 3.3 million shares are available for future grant at September 30, 2012. The ESPP is considered a non-compensatory plan and accordingly no compensation expense is recorded in connection with this benefit. During 2012, 2011 and 2010, 0.2 million, 0.2 million and 0.2 million shares, respectively, of Company common stock were issued to employees at a value of $11 million, $11 million and $11 million for the respective periods.

12. Shareowners' Equity

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock (Junior Preferred Stock) for issuance in connection with the exercise of preferred share purchase rights under a rights plan. The Company does not currently have a rights plan or any outstanding preferred share purchase rights.

Treasury Stock

The Company repurchased shares of its common stock as follows:

(in millions)	2012	2011	2010
Amount of share repurchases	$ 723	$ 322	$ 182
Number of shares repurchased	13.3	5.5	3.2

At September 30, 2012, the Company was authorized to repurchase an additional $481 million of outstanding stock under the Company's share repurchase program. Approximately $16 million and $0 of the 2012 and 2011 share repurchases reflected in the table above are included within accounts payable at September 30, 2012 and 2011, respectively, and are reflected as a non-cash transaction in the Consolidated Statement of Cash Flows.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss (AOCL) consists of the following:

(in millions)	September 30 2012	2011	2010
Unamortized pension and other retirement benefits (net of taxes of $945 for 2012; $872 for 2011 and $742 for 2010)	$ (1,619)	$ (1,493)	$ (1,276)
Foreign currency translation adjustment	10	(3)	18
Foreign currency cash flow hedge adjustment	2	(1)	(1)
Accumulated other comprehensive loss	$ (1,607)	$ (1,497)	$ (1,259)

13. Stock-Based Compensation and Earnings Per Share

Stock-Based Compensation Program Description
Under the Company's 2006 Long-Term Incentives Plan, up to 17.5 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and other awards. Each share issued pursuant to an award of restricted stock, restricted stock units, performance shares, and performance units counts as two shares against the authorized limit. Shares available for future grant or payment under this plan were 7.6 million at September 30, 2012.

Under the Company's 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights and restricted stock. Shares available for future grant or payment under these plans were less than 0.1 million at September 30, 2012.

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers and other key employees. All of the Company's stock-based incentive plans require options to be granted at prices equal to or above the fair market value of the common stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid by the employee in cash, shares of common stock or a combination thereof. Certain option awards provide for accelerated vesting if there is a change in control. Stock options generally expire ten years from the date they are granted and generally vest ratably over three years.

The Company utilizes performance shares, restricted stock and restricted stock units that generally cliff vest at the end of three years. The fair value of performance shares, restricted stock and restricted stock units is estimated using the closing share price on the day of grant. The number of performance shares that will ultimately be issued is based on achievement of performance targets over a three-year period that considers cumulative sales growth and return on sales with an additional potential adjustment up or down depending on the Company's total return to shareowners compared to a group of peer companies.

The Company's stock-based compensation awards are designed to align management's interests with those of the Company's shareowners and to reward outstanding Company performance. The Company has an ongoing share repurchase plan and expects to satisfy share option exercises and stock award issuances from treasury stock.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. Total stock-based compensation expense and related income tax benefit included within the Consolidated Statement of Operations for 2012, 2011 and 2010 is as follows:

(in millions)	2012	2011	2010
Stock-based compensation expense included in:			
Cost of sales	$ 7	$ 7	$ 7
Selling, general and administrative expenses	17	17	17
Total	$ 24	$ 24	$ 24
Income tax benefit	$ 8	$ 8	$ 8

General Option Information

The following summarizes the activity of the Company's stock options for 2012:

(shares in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 30, 2011	5,631	$ 42.26		
Granted	761	55.03		
Exercised	(824)	27.35		
Forfeited or expired	(48)	56.55		
Outstanding at September 30, 2012	5,520	$ 46.13	5.5	$ 52
Vested or expected to vest (a)	5,446	$ 46.01	5.5	$ 52
Exercisable at September 30, 2012	4,041	$ 42.88	4.4	$ 52

(a) Represents outstanding options reduced by expected forfeitures

	2012	2011	2010
Weighted-average fair value per share of options granted	$ 13.89	$ 14.77	$ 12.80
Intrinsic value of options exercised (in millions)	$ 23	$ 26	$ 52
Tax deduction resulting from intrinsic value of options exercised (in millions)	$ 7	$ 8	$ 18

The total fair value of options vested was $10 million, $9 million and $8 million during the years ended September 30, 2012, 2011 and 2010, respectively. Total unrecognized compensation expense for options that have not vested as of September 30, 2012 is $7 million and will be recognized over a weighted average period of 0.8 years .

Stock Option Fair Value Information

The Company's determination of fair value of option awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These assumptions include, but are not limited to: the Company's expected stock price volatility, the projected employee stock option exercise term, the expected dividend yield and the risk-free interest rate. Changes in these assumptions can materially affect the estimated value of the stock options.

The fair value of each option granted by the Company was estimated using a binomial lattice pricing model and the following weighted average assumptions:

	2012 Grants	2011 Grants	2010 Grants
Risk-free interest rate	0.3% - 2.2%	0.3% - 3.9%	2.7%
Expected dividend yield	1.6%	1.7%	2.3%
Expected volatility	27.0%	27.0%	27.0%
Expected life	8 years	8 years	7 years

In 2010 the risk-free interest rate was equal to a single U.S. Treasury yield based upon the period over which employees were expected to hold options. In 2011 the risk-free interest rate selected was changed to reflect a range of U.S. Treasury yields corresponding to anticipated option exercises over the ten year contractual term. A range of risk-free interest rates more closely aligns with the assumptions used in the binomial lattice pricing model. This change did not significantly impact the fair value of options granted.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The binomial lattice model assumes that employees' exercise behavior is a function of the option's remaining expected life and the extent to which the option is in-the-money. The binomial lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and forfeitures on all past option grants made by the Company.

Performance Shares, Restricted Stock and Restricted Stock Units Information

The following summarizes the Company's performance shares, restricted stock and restricted stock units for 2012:

	Performance Shares		Restricted Stock		Restricted Stock Units	
(shares in thousands)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at September 30, 2011	655	$ 44.28	152	$ 39.13	187	$ 53.30
Granted	192	59.08	—	—	87	55.41
Vested	(282)	30.63	(92)	30.43	(6)	30.39
Forfeited	(14)	54.68	(4)	49.12	(7)	51.40
Nonvested at September 30, 2012	551	$ 54.74	56	$ 52.62	261	$ 54.59

(in millions, remaining life in years)	Performance Shares	Restricted Stock	Restricted Stock Units
Total unrecognized compensation costs at September 30, 2012	$ 9	$ —	$ 4
Weighted-average life remaining at September 30, 2012	1.0	0.1	1.6
Weighted-average fair value per share granted in 2011	$ 55.91	$ —	$ 57.82
Weighted-average fair value per share granted in 2010	$ 53.18	$ 53.08	$ 53.70

The maximum number of shares of common stock that can be issued in respect of performance shares granted in 2012 based on the achievement of performance targets for fiscal years 2012 through 2014 is approximately 456,000. The maximum number of shares of common stock that can be issued in respect of performance shares granted in 2011 based on the achievement of performance targets for fiscal years 2011 through 2013 is approximately 442,000. The number of shares of common stock that will be issued in respect of performance shares granted in 2010 based on the achievement of performance targets for fiscal years 2010 through 2012 is approximately 154,000.

Earnings Per Share and Diluted Share Equivalents

The computation of basic and diluted earnings per share is as follows:

(in millions, except per share amounts)	2012	2011	2010
Numerator for basic and diluted earnings per share:			
Income from continuing operations	$ 609	$ 615	$ 557
Income from discontinued operations, net of taxes	—	19	4
Net income	$ 609	$ 634	$ 561
Denominator:			
Denominator for basic earnings per share – weighted average common shares	145.3	154.2	157.1
Effect of dilutive securities:			
Stock options	1.1	1.4	1.6
Performance shares, restricted stock and restricted stock units	0.4	0.5	0.5
Dilutive potential common shares	1.5	1.9	2.1
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversion	146.8	156.1	159.2
Earnings per share:			
Basic			
Continuing operations	$ 4.19	$ 3.99	$ 3.55
Discontinued operations	—	0.12	0.02
Basic earnings per share	$ 4.19	$ 4.11	$ 3.57
Diluted			
Continuing operations	$ 4.15	$ 3.94	$ 3.50
Discontinued operations	—	0.12	0.02
Diluted earnings per share	$ 4.15	$ 4.06	$ 3.52

The average outstanding diluted shares calculation excludes options with an exercise price that exceeds the average market price of shares during the period. Stock options excluded from the average outstanding diluted shares calculation were 2.2 million, 0.3 million and 0.8 million in 2012, 2011 and 2010, respectively.

14. Company-Funded Research and Development

The Company performs R&D activities relating to the development of new products and the improvement of existing products. Company-funded R&D programs are expensed as incurred and included in cost of sales. Company-funded R&D expenditures were $320 million, $355 million and $345 million at September 30, 2012, 2011 and 2010, respectively.

15. Other Income, Net

Other income, net consists of the following:

(in millions)	2012	2011	2010
Earnings from equity affiliates	$ (11)	$ (13)	$ (10)
Interest income	(3)	(5)	(4)
Royalty income	(4)	(2)	(8)
Pension expense (a)	—	—	12
Other	(7)	(8)	(4)
Other income, net	$ (25)	$ (28)	$ (14)

(a) Included within Other income, net is pension expense from certain legacy pension plans and other obligations that were assumed as part of our spin-off from Rockwell International Corporation. All other pension costs are included within Cost of sales and Selling, general and administrative expenses on the Consolidated Statement of Operations. See Note 11 for additional information relating to pension benefits.

16. Income Taxes

The components of income tax expense from continuing operations are as follows:

(in millions)	2012	2011	2010
Current:			
U.S. federal	$ 118	$ 128	$ 144
Non-U.S.	22	16	11
U.S. state and local	3	3	(2)
Total current	143	147	153
Deferred:			
U.S. federal	103	83	74
Non-U.S.	(8)	—	5
U.S. state and local	10	10	7
Total deferred	105	93	86
Income tax expense	$ 248	$ 240	$ 239

Net current deferred income tax benefits (liabilities) consist of the tax effects of temporary differences related to the following:

	September 30	
(in millions)	2012	2011
Inventory	$ (95)	$ (49)
Product warranty costs	38	46
Customer incentives	51	31
Contract reserves	11	14
Compensation and benefits	33	42
Valuation allowance	(1)	(1)
Other	18	21
Current deferred income taxes, net	$ 55	$ 104

Net long-term deferred income tax benefits (liabilities) consist of the tax effects of temporary differences related to the following:

	September 30	
(in millions)	2012	2011
Retirement benefits	$ 554	$ 537
Intangibles	(42)	(45)
Property	(121)	(114)
Stock-based compensation	30	27
Valuation allowance	(18)	(13)
Other	51	44
Long-term deferred income taxes, net	$ 454	$ 436

Current deferred income tax assets and liabilities and long-term deferred income tax assets and liabilities are included in the Consolidated Statement of Financial Position as follows:

	September 30	
(in millions)	2012	2011
Current deferred income taxes	$ 58	$ 106
Other current liabilities	(3)	(2)
Current deferred income taxes, net	$ 55	$ 104
Long-term deferred income taxes	$ 455	$ 448
Other liabilities	(1)	(12)
Long-term deferred income taxes, net	$ 454	$ 436

Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income, except for $19 million of deferred tax assets which have been fully reserved and primarily relate to foreign net operating losses in Sweden and the United Kingdom. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of the Company ($1,390 million of U.S. taxable income over the past three years), (b) expectations of future earnings and (c) the extended period of time over which the retirement benefit liabilities will be paid.

The effective income tax rate from continuing operations differed from the U.S. statutory tax rate as detailed below:

	2012	2011	2010
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.3	1.1	0.8
Research and development credit	(1.7)	(4.7)	(1.2)
Domestic manufacturing deduction	(2.1)	(1.9)	(1.1)
Tax settlements	(2.2)	(0.4)	(2.4)
Other	(1.4)	(1.0)	(1.1)
Effective income tax rate	28.9%	28.1%	30.0%

Income tax expense from continuing operations was calculated based on the following components of income before income taxes:

(in millions)	2012	2011	2010
U.S. income	$ 793	$ 778	$ 723
Non-U.S. income	64	77	73
Total	$ 857	$ 855	$ 796

The Company's U.S. Federal income tax returns for the tax years ended September 30, 2009 and prior have been audited by the IRS and are closed to further adjustments by the IRS. The IRS is currently auditing the Company's tax returns for the years ended September 30, 2010 and 2011. The Company is also currently under audit in various U.S. states and non-U.S. jurisdictions. The U.S. state and non-U.S. jurisdictions have statutes of limitations generally ranging from 3 to 5 years. The Company believes it has adequately provided for any tax adjustments that may result from the various audits.

No provision has been made as of September 30, 2012 for U.S. federal or state, or additional non-U.S. income taxes related to approximately $396 million of undistributed earnings of non-U.S. subsidiaries which have been or are intended to be permanently reinvested. Thus it is not practicable to estimate the amount of tax that might be payable on the undistributed earnings.

The Company had net income tax payments of $208 million, $96 million and $125 million in 2012, 2011 and 2010, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended September 30 is as follows:

(in millions)	2012	2011	2010
Beginning balance	$ 100	$ 78	$ 98
Additions for tax positions related to the current year	11	22	14
Additions for tax positions of prior years	—	6	5
Additions for tax positions related to acquisitions	—	—	2
Reductions for tax positions of prior years	(54)	(4)	(21)
Reductions for tax positions of prior years related to lapse of statute of limitations	(2)	(1)	(2)
Reductions for tax positions related to settlements with taxing authorities	(13)	(1)	(18)
Ending balance	$ 42	$ 100	$ 78

The total amounts of unrecognized tax benefits that, if recognized, would affect the effective income tax rate were $24 million, $57 million and $52 million as of September 30, 2012, 2011 and 2010, respectively. Although the timing and outcome of tax settlements are uncertain, it is reasonably possible that during the next 12 months, a reduction in unrecognized tax benefits may occur in the range of $0 to $2 million based on the outcome of tax examinations or as a result of the expiration of various statutes of limitations.

The Company includes interest and penalties related to unrecognized tax benefits in income tax expense. The total amount of interest and penalties recognized within Other Liabilities in the Consolidated Statement of Financial Position was $2 million and $6 million as of September 30, 2012 and 2011, respectively. The total amount of interest and penalties recorded as an expense or (income) within Income tax expense in the Consolidated Statement of Operations was $(4) million, $1 million and $(3) million for the years ended September 30, 2012, 2011 and 2010, respectively.

17. Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The FASB's guidance classifies the inputs used to measure fair value into the following hierarchy:

- Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument
- Level 3 - unobservable inputs based on the Company's own assumptions used to measure assets and liabilities at fair value

A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The fair value of the Company's financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2012 and September 30, 2011 are as follows:

(in millions)	Fair Value Hierarchy	September 30, 2012 Fair Value Asset (Liability)	September 30, 2011 Fair Value Asset (Liability)
Deferred compensation plan investments	Level 1	$ 42	$ 37
Interest rate swap assets	Level 2	31	29
Foreign currency forward exchange contract assets	Level 2	7	8
Foreign currency forward exchange contract liabilities	Level 2	(5)	(7)

There were no nonfinancial assets or nonfinancial liabilities recognized at fair value on a nonrecurring basis and there were no transfers between Levels of the fair value hierarchy during 2012 or 2011.

Valuation Techniques

The deferred compensation plan investments consist of investments in marketable securities (primarily mutual funds) and the fair value is determined using the market approach based on quoted market prices of identical assets in active markets.

The fair value of the interest rate swaps is determined using the market approach and is calculated by a pricing model with observable market inputs.

The fair value of foreign currency forward exchange contracts is determined using the market approach and is calculated as the value of the quoted forward currency exchange rate less the contract rate multiplied by the notional amount.

As of September 30, 2012, there has not been any impact to the fair value of derivative liabilities due to the Company's own credit risk. Similarly, there has not been any impact to the fair value of derivative assets based on the Company's evaluation of counterparties' credit risks.

The carrying amounts and fair values of the Company's financial instruments are as follows:

	Asset (Liability)			
	September 30, 2012		September 30, 2011	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 335	$ 335	$ 530	$ 530
Long-term debt	(748)	(837)	(499)	(565)

The fair value of cash and cash equivalents approximates carrying value due to the short-term nature of the instruments and are within Level 1 of the fair value hierarchy. Fair value information for long-term debt is within Level 2 of the fair value hierarchy and is based on current market interest rates and estimates of current market conditions for instruments with similar terms, maturities and degree of risk. The carrying amount and fair value of long-term debt excludes the interest rate swaps fair value adjustment. These fair value estimates do not necessarily reflect the amounts the Company would realize in a current market exchange.

18. Derivative Financial Instruments

Interest Rate Swaps
The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. In January 2010, the Company entered into two interest rate swap contracts (the 2019 Swaps) which expire on July 15, 2019 and effectively converted $150 million of the 2019 Notes to floating rate debt based on six-month LIBOR plus 1.235 percent. On November 20, 2003, the Company entered into two interest rate swap contracts (the 2013 Swaps) which expire on December 1, 2013 and effectively converted $100 million of the 2013 Notes to floating rate debt based on six-month LIBOR less 0.075 percent.

The Company has designated the 2019 and 2013 Swaps (the Swaps) as fair value hedges. At September 30, 2012 and September 30, 2011, interest rate swaps were recorded within Other Assets at a fair value of $31 million and $29 million, respectively, offset by a fair value adjustment to Long-term Debt (Note 10) of $31 million and $29 million, respectively. Cash payments or receipts between the Company and the counterparties to the Swaps are recorded as an adjustment to interest expense.

Foreign Currency Forward Exchange Contracts
The Company transacts business in various foreign currencies which subjects the Company's cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third parties and intercompany transactions. Foreign currency forward exchange contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates and are used to offset changes in the fair value of certain assets or liabilities or forecasted cash flows resulting from transactions denominated in foreign currencies. As of September 30, 2012 and September 30, 2011, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $393 million and $502 million, respectively. These notional values consist primarily of contracts for the European euro, British pound sterling and Japanese yen, and are stated in U.S. dollar equivalents at spot exchange rates at the respective dates.

Fair Value of Derivative Instruments

Fair values of derivative instruments in the Consolidated Statement of Financial Position as of September 30, 2012 and September 30, 2011 are as follows:

		Asset Derivatives	
(in millions)	Classification	September 30, 2012	September 30, 2011
Foreign currency forward exchange contracts	Other current assets	$ 7	$ 8
Interest rate swaps	Other assets	31	29
Total		$ 38	$ 37

		Liability Derivatives	
(in millions)	Classification	September 30, 2012	September 30, 2011
Foreign currency forward exchange contracts	Other current liabilities	$ 5	$ 7

The fair values of derivative instruments are presented on a gross basis as the Company does not have any derivative contracts which are subject to master netting arrangements. As of September 30, 2012 and September 30, 2011, $0 and $1 million, respectively, of foreign currency forward exchange contracts, classified within Other current assets, were not designated as hedging instruments.

The effect of derivative instruments on the Consolidated Statement of Operations for the fiscal year ended September 30 is as follows:

		Amount of Gain (Loss)	
(in millions)	Location of Gain (Loss)	September 30, 2012	September 30, 2011
Derivatives Designated as Hedging Instruments:			
Fair Value Hedges			
Foreign currency forward exchange contracts	Cost of sales	$ (3)	$ 2
Interest rate swaps	Interest expense	9	10
Cash Flow Hedges			
Foreign currency forward exchange contracts:			
Amount of gain recognized in AOCL (effective portion, before deferred tax impact)	AOCL	$ 2	$ 5
Amount of gain (loss) reclassified from AOCL into income	Cost of sales	(1)	3
Derivatives Not Designated as Hedging Instruments:			
Foreign currency forward exchange contracts	Cost of sales	1	—

There was no significant impact to the Company's earnings related to the ineffective portion of any hedging instruments during the fiscal year ended September 30, 2012. In addition, there was no significant impact to the Company's earnings when a hedged firm commitment no longer qualified as a fair value hedge or when a hedged forecasted transaction no longer qualified as a cash flow hedge during the fiscal year ended September 30, 2012.

The Company did not have any hedges with credit-risk-related contingent features or that required the posting of collateral as of September 30, 2012. The cash flows from derivative contracts are recorded in operating activities in the Consolidated Statement of Cash Flows.

Cash flow hedges are designated as fair value hedges once the underlying transaction is recorded on the balance sheet, or approximately 60 days from the maturity date of the hedge. The Company expects to reclassify approximately $2 million of net gains into earnings over the next 12 months. The maximum duration of a foreign currency cash flow hedge contract at September 30, 2012 was 94 months.

19. Guarantees and Indemnifications

Product warranty costs

Accrued liabilities are recorded to reflect the Company's contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on the length of the warranty and historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

	September 30		
(in millions)	2012	2011	2010
Balance at beginning of year	$ 148	$ 183	$ 217
Warranty costs incurred	(47)	(52)	(55)
Product warranty accrual	46	34	34
Changes in estimates for prior years	(21)	(20)	(13)
Foreign currency translation adjustments	—	3	—
Balance at September 30	$ 126	$ 148	$ 183

Guarantees

The Company provides a parent company guarantee related to various obligations of its 50 percent owned joint venture, Quest Flight Training Limited (Quest). The Company has guaranteed, jointly and severally with Quadrant Group plc (Quadrant), the other joint venture partner, the performance of Quest in relation to its contract with the United Kingdom Ministry of Defence (which expires in 2030) and the performance of certain Quest subcontractors (up to $2 million). In addition, the Company has also pledged equity shares in Quest to guarantee payment by Quest of a loan agreement executed by Quest. In the event of default on this loan agreement, the lending institution can request that the trustee holding such equity shares surrender them to the lending institution in order to satisfy all amounts then outstanding under the loan agreement. As of September 30, 2012, the outstanding loan balance was approximately $5 million. Quadrant has made an identical pledge to guarantee this obligation of Quest.

Should Quest fail to meet its obligations under these agreements, these guarantees may become a liability of the Company. As of September 30, 2012, the Quest guarantees are not reflected on the Company's Consolidated Statement of Financial Position because the Company believes that Quest will meet all of its performance and financial obligations in relation to its contract with the United Kingdom Ministry of Defence and the loan agreement.

Letters of credit

The Company has contingent commitments in the form of letters of credit. Outstanding letters of credit are issued by banks on the Company's behalf to support certain contractual obligations to its customers. If the Company fails to meet these contractual obligations, these letters of credit may become liabilities of the Company. Total outstanding letters of credit at September 30, 2012 were $71 million. These commitments are not reflected as liabilities on the Company's Consolidated Statement of Financial Position.

Indemnifications

The Company enters into indemnifications with lenders, counterparties in transactions such as administration of employee benefit plans and other customary indemnifications with third parties in the normal course of business. The following are other than customary indemnifications based on the judgment of management.

The Company became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation (Rockwell), renamed Rockwell Automation Inc., spun off its former avionics and communications business and certain other assets and liabilities of Rockwell by means of a distribution of all the Company's outstanding shares of common stock to the shareowners of Rockwell in a tax-free spin-off (the spin-off). In connection with the spin-off, the Company may be required to indemnify certain insurers against claims made by third parties in connection with the Company's legacy insurance policies.

In connection with agreements for the sale of portions of its business, the Company at times retains various liabilities of a business that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company at times indemnifies the purchaser of a Rockwell Collins business in the event that a third party asserts a claim that relates to a liability retained by the Company.

The Company also provides indemnifications of varying scope and amounts to certain customers against claims of product liability or intellectual property infringement made by third parties arising from the use of Company or customer products or intellectual property. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party product liability or intellectual property claims arising from these transactions.

The amount the Company could be required to pay under its indemnification agreements is generally limited based on amounts specified in the underlying agreements, or in the case of some agreements, the maximum potential amount of future payments that could be required is not limited. When a potential claim is asserted under these agreements, the Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. A liability is recorded when a potential claim is both probable and estimable. The nature of these agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay should counterparties to these agreements assert a claim; however, the Company currently has no material claims pending related to such agreements.

20. Contractual Obligations and Other Commitments

The following table reflects certain of the Company's non-cancelable contractual commitments as of September 30, 2012:

	Payments Due By Period						
(in millions)	2013	2014	2015	2016	2017	Thereafter	Total
Non-cancelable operating leases	$ 64	$ 55	$ 48	$ 35	$ 14	$ 33	$ 249
Purchase contracts	50	25	5	5	5	10	100
Long-term debt	—	200	—	—	—	550	750
Interest on long-term debt	33	28	24	24	24	66	199
Total	$ 147	$ 308	$ 77	$ 64	$ 43	$ 659	$ 1,298

Non-cancelable Operating Leases
The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates. Rent expense for the years ended September 30, 2012, 2011 and 2010 was $72 million, $71 million and $60 million, respectively. The Company's commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on the Consolidated Statement of Financial Position.

Purchase Contracts
The Company may enter into purchase contracts with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount. These commitments are not reflected as a liability on the Company's Consolidated Statement of Financial Position. Amounts purchased under these agreements for the years ended September 30, 2012, 2011 and 2010 were $43 million, $42 million and $37 million, respectively.

Interest on Long-term Debt
Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts.

21. Environmental Matters

The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment that have had and will continue to have an impact on the Company's manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. As of September 30, 2012, the Company is involved in the investigation or remediation of eight sites under these regulations or pursuant to lawsuits asserted by third parties. Management estimates that the total reasonably possible future costs the Company could incur for seven of these sites is not significant. Management estimates that the total reasonably possible future costs the Company could incur from one of these sites to be approximately $12 million. The Company has recorded environmental reserves for this site of $6 million as of September 30, 2012, which represents management's best estimate of the probable future cost for this site.

To date, compliance with environmental regulations and resolution of environmental claims has been accomplished without material effect on the Company's liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's business or financial position, but could possibly be material to the results of operations or cash flows of any one quarter.

22. Legal Matters

The Company is subject to various lawsuits, claims and proceedings that have been or may be instituted or asserted against the Company relating to the conduct of the Company's business, including those pertaining to product liability, antitrust, intellectual property, safety and health, exporting and importing, contract, employment and regulatory matters. Although the outcome of these matters cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters that are pending or asserted are not expected to have a material adverse effect on the Company's business or financial position, but could possibly be material to the results of operations or cash flows of any one quarter.

23. Restructuring and Asset Impairment Charges, Net

During the twelve months ended September 30, 2012, the Company recorded corporate restructuring and asset impairment charges, net totaling $58 million. These charges are comprised of (i) $40 million for employee severance and asset impairment charges, as discussed below (ii) $23 million for customer bankruptcy charges, as discussed in Note 5 and (iii) a $5 million gain related to the sale of a facility in Irvine, California, as discussed in Note 7. The restructuring and asset impairment charges, net are summarized as follows:

	Cost of Sales	Selling, General and Administrative Expense	Other Income, Net	Total
Employee separation costs	$ 33	$ 2	$ —	$ 35
Asset impairment charges	5	—	—	5
Total restructuring and asset impairment charges	38	2	—	40
Customer bankruptcy charges	—	23	—	23
Gain on disposition of property	—	—	(5)	(5)
Total restructuring and asset impairment charges, net	$ 38	$ 25	$ (5)	$ 58

The employee separation charges primarily result from decisions to realign the Company's European organizational structure to better position the business for long-term growth and to adjust the size of our workforce in preparation for the sequestration impacts on the U.S. defense budgets. As a result of these actions, the Company intends to reduce its workforce by approximately 6 percent. Included in the asset impairment charge is a $4 million write-off of a license agreement included within the Company's Commercial Systems segment after the Company concluded the carrying value of the license agreement was not recoverable.

In September 2011, the Company recorded restructuring charges totaling $27 million. This amount was primarily comprised of non-cash asset impairment charges of $11 million, employee separation costs of $7 million, and $9 million of other costs, primarily attributable to a lease termination. The charges related to decisions to implement certain business realignment and facility rationalization actions in response to the global economic factors that have negatively impacted the Company's Government Systems segment.

During the twelve months ended September 30, 2012 the company made cash severance payments of $4 million and $7 million related to the 2012 and 2011 restructuring actions, respectively. In addition, contract and lease termination payments of $6 million related to the 2011 restructuring action were paid. As of September 30, 2012, $31 million of employee separation costs related to the 2012 action remains to be paid in future periods and $3 million of contract and lease termination costs related to the 2011 action remains to be paid in future periods.

24. Business Segment Information

Rockwell Collins designs, produces and supports communications and aviation electronics for military and commercial customers worldwide. The Company has two operating segments consisting of the Government Systems and Commercial Systems businesses.

Government Systems provides avionics, communication products, surface solutions and navigation products to the U.S. Department of Defense, state and local governments, other government agencies, civil agencies, defense contractors and foreign ministries of defense around the world.

Commercial Systems supplies aviation electronics systems, products, and services to customers located throughout the world. The customer base is comprised of OEMs of commercial air transport, business and regional aircraft, commercial airlines and business aircraft operators.

Sales made to the U.S. Government were 38 percent, 43 percent and 45 percent of total sales for the years ended September 30, 2012, 2011 and 2010, respectively.

The Company evaluates performance and allocates resources based upon, among other considerations, segment operating earnings. The Company's definition of segment operating earnings excludes income taxes, stock-based compensation, unallocated general corporate expenses, interest expense, gains and losses from the disposition of businesses, restructuring and asset impairment charges and other special items as identified by management from time to time. Intersegment sales are not material and have been eliminated. The accounting policies used in preparing the segment information are consistent with the policies described in Note 2.

As discussed in Note 4, the Rollmet product line, formerly included within the Commercial Systems segment, has been accounted for as a discontinued operation and certain prior period amounts have been reclassified to conform to the current year presentation.

The sales and results of continuing operations of the Company's operating segments are summarized as follows:

(in millions)	2012	2011	2010
Sales:			
Government Systems	$ 2,591	$ 2,813	$ 2,861
Commercial Systems	2,135	1,993	1,770
Total sales	$ 4,726	$ 4,806	$ 4,631
Segment operating earnings:			
Government Systems	$ 568	$ 592	$ 606
Commercial Systems	440	381	287
Total segment operating earnings	1,008	973	893
Interest expense	(27)	(19)	(20)
Stock-based compensation	(24)	(24)	(24)
General corporate, net	(42)	(48)	(54)
Restructuring and asset impairment charges, net	(58)	(27)	1
Income from continuing operations before income taxes	857	855	796
Income tax expense	(248)	(240)	(239)
Income from continuing operations	$ 609	$ 615	$ 557

In 2012, the Company recorded $58 million of restructuring and asset impairment charges, net. This amount includes: (i) $40 million for the employee severance and asset impairment charges discussed in Note 23 (ii) $23 million for customer bankruptcy charges discussed in Note 5 and (iii) a $5 million gain related to the sale of a facility in Irvine, California, as discusssed in Note 7.

In 2011, the Company recorded restructuring and asset impairment charges totaling $27 million, as discussed in Note 23.

The following tables summarize the identifiable assets and investments in equity affiliates at September 30, 2012, 2011 and 2010 as well as the provision for depreciation and amortization, the amount of capital expenditures for property, and earnings from equity affiliates for each of the three years ended September 30, for each of the operating segments and Corporate:

(in millions)	2012	2011	2010
Identifiable assets:			
Government Systems	$ 2,113	$ 2,139	$ 2,049
Commercial Systems	2,233	2,110	1,994
Corporate	968	1,140	1,021
Total identifiable assets	$ 5,314	$ 5,389	$ 5,064
Investments in equity affiliates:			
Government Systems	$ 19	$ 11	$ 10
Commercial Systems	—	—	—
Total investments in equity affiliates	$ 19	$ 11	$ 10
Depreciation and amortization:			
Government Systems	$ 87	$ 76	$ 85
Commercial Systems	87	83	82
Total depreciation and amortization	$ 174	$ 159	$ 167
Capital expenditures for property:			
Government Systems	$ 76	$ 81	$ 55
Commercial Systems	62	71	54
Total capital expenditures for property	$ 138	$ 152	$ 109
Earnings from equity affiliates:			
Government Systems	$ 11	$ 13	$ 10
Commercial Systems	—	—	—
Total earnings from equity affiliates	$ 11	$ 13	$ 10

The Company's operating segments share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based on occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash and net deferred income tax assets for all years presented.

The following table summarizes sales by product category for the years ended September 30, 2012, 2011 and 2010:

(in millions)	2012	2011	2010
Government Systems product categories:			
Avionics	$ 1,476	$ 1,434	$ 1,389
Communication products	652	698	749
Surface solutions	226	377	408
Navigation products	237	304	315
Government Systems sales	2,591	2,813	2,861
Commercial Systems product categories:			
Air transport aviation electronics	1,139	1,049	964
Business and regional aviation electronics	996	944	806
Commercial Systems sales	2,135	1,993	1,770
Total sales	$ 4,726	$ 4,806	$ 4,631

Beginning in 2011, product category sales for Government Systems are delineated based upon differences in the underlying product technologies and markets served. Government Systems sales for the years ended September 30, 2010 have been reclassified to conform to the current year presentation.

The air transport and business and regional aviation electronics product categories are delineated based on the difference in underlying customer base, size of aircraft and markets served. For the years ended September 30, 2012, 2011 and 2010, product category sales for air transport aviation electronics include revenue from wide-body in-flight entertainment products and services of $91 million, $119 million and $145 million, respectively. In 2005, the Company announced its decision to cease investing in the wide-body in-flight entertainment product area.

The following table reflects sales for the years ended September 30, 2012, 2011 and 2010 by location of our customers and property at September 30, 2012, 2011 and 2010 by geographic region:

	Sales			Property		
(in millions)	2012	2011	2010	2012	2011	2010
U.S.[1]	$ 3,169	$ 3,356	$ 3,284	$ 680	$ 658	$ 627
Europe	816	848	826	72	77	70
Asia-Pacific	326	267	247	15	12	9
Canada	287	241	166	1	1	—
Africa / Middle East	65	54	68	—	—	—
Latin America	63	40	40	5	6	1
International	$ 1,557	$ 1,450	$ 1,347	$ 93	$ 96	$ 80
Total	$ 4,726	$ 4,806	$ 4,631	$ 773	$ 754	$ 707

(1) For the years ended September 30, 2012, 2011, and 2010, U.S. sales include revenue from foreign military sales of $162 million, $114 million, and $110 million, respectively.

Sales are attributable to geographic region based on the location of our customers.

25. Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended September 30, 2012 and 2011 is summarized as follows:

	2012 Quarters				
(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Sales	$ 1,094	$ 1,161	$ 1,205	$ 1,266	$ 4,726
Gross profit (total sales less cost of sales)	320	351	359	372	1,402
Income from continuing operations	130	161	166	152	609
Income from discontinued operations, net of taxes	—	—	—	—	—
Net income	$ 130	$ 161	$ 166	$ 152	$ 609
Earnings per share:					
Basic					
Continuing operations	$ 0.87	$ 1.10	$ 1.16	$ 1.07	$ 4.19
Discontinued operations	—	—	—	—	—
Basic earnings per share	$ 0.87	$ 1.10	$ 1.16	$ 1.07	$ 4.19
Diluted					
Continuing operations	$ 0.86	$ 1.09	$ 1.14	$ 1.06	$ 4.15
Discontinued operations	—	—	—	—	—
Diluted earnings per share	$ 0.86	$ 1.09	$ 1.14	$ 1.06	$ 4.15

Net income in the second quarter of 2012 includes a $19 million income tax benefit related to the favorable resolution of certain tax matters.

Net income in the fourth quarter of 2012 includes $23 million of restructuring and asset impairment charges ($34 million before income taxes) primarily related to employee separation costs. In addition, net income includes $14 million of customer bankruptcy charges ($23 million before income taxes) which was recorded in selling, general and administrative expenses.

	2011 Quarters				
(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Sales	$ 1,104	$ 1,216	$ 1,190	$ 1,296	$ 4,806
Gross profit (total sales less cost of sales)	313	352	357	357	1,379
Income from continuing operations	150	150	157	158	615
Income from discontinued operations, net of taxes	1	—	1	17	19
Net income	$ 151	$ 150	$ 158	$ 175	$ 634
Earnings per share:					
Basic					
Continuing operations	$ 0.96	$ 0.97	$ 1.02	$ 1.03	$ 3.99
Discontinued operations	0.01	—	0.01	0.11	0.12
Basic earnings per share	$ 0.97	$ 0.97	$ 1.03	$ 1.14	$ 4.11
Diluted					
Continuing operations	$ 0.95	$ 0.96	$ 1.01	$ 1.02	$ 3.94
Discontinued operations	0.01	—	—	0.11	0.12
Diluted earnings per share	$ 0.96	$ 0.96	$ 1.01	$ 1.13	$ 4.06

Net income in the first quarter of 2011 includes a $16 million income tax benefit from the retroactive reinstatement of the Federal Research and Development Tax Credit.

Net income in the fourth quarter of 2011 includes a $17 million gain classified within discontinued operations ($27 million before income taxes) which related to the sale of the Rollmet business. In addition, net income in the fourth quarter of 2011 includes a $17 million charge ($27 million before income taxes) resulting from restructuring and asset impairments as described in Note 23. Included within Gross Profit is $26 million of the pre-tax restructuring and asset impairment charges.

Earnings per share amounts are computed independently each quarter. As a result, the sum of each quarter's per share amount may not equal the total per share amount for the respective year.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to our management, including our Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's disclosure control objectives.

We have carried out an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based upon that evaluation, our Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of the Evaluation Date.

Evaluation of Internal Control Over Financial Reporting

Management's report on internal control over financial reporting as of September 30, 2012 is included within Item 8 of this Annual Report on Form 10-K. The report of Deloitte & Touche LLP on the effectiveness of internal control over financial reporting is included within Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of
Rockwell Collins, Inc.

We have audited the internal control over financial reporting of Rockwell Collins, Inc. and subsidiaries (the "Company") as of September 28, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 28, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 28, 2012 of the Company and our report dated November 13, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
November 13, 2012

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

See the information under the captions ***Election of Directors, Information as to Nominees for Directors and Continuing Directors*** and ***Section 16(a) Beneficial Ownership Reporting Compliance*** in the 2013 Proxy Statement. See also the information with respect to executive officers of the Company under Item 4A of Part I.

No nominee for director was selected pursuant to any arrangement or understanding between the nominee and any person other than us pursuant to which such person is or was to be selected as a director or nominee.

The members of the Audit Committee of our board of directors are: Chris A. Davis, Andrew J. Policano and David Lilley. The board of directors has determined that all these members are "independent" as defined under applicable SEC and New York Stock Exchange rules and are "audit committee financial experts." The Board's affirmative determination with respect to Ms. Davis was based upon her education and more than twenty years in chief financial officer positions of public companies and her extensive audit committee experience. The Board's affirmative determination with respect to Dr. Policano was based upon his education and his extensive audit and finance committee experience. The Board's affirmative determination with respect to Mr. Lilley was based upon his relevant education and experience as an executive officer of a public company in actively supervising financial officers and his audit committee experience.

We have adopted a handbook entitled Rockwell Collins Standards of Business Conduct and we have supporting policies covering standards of business conduct and conflicts of interest (collectively, the "code of ethics"). The code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Vice President, Finance & Controller (who serves as our principal accounting officer), as well as to all of our other employees and to the members of our Board of Directors. The code of ethics is publicly available on our website at www.rockwellcollins.com. If we make any amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the code applicable to our Chief Executive Officer, Chief Financial Officer or principal accounting officer requiring disclosure under applicable SEC rules, we intend to disclose the nature of such amendment or waiver on our website.

Item 11. ***Executive Compensation.***

See the information under the captions ***Compensation of Directors, Executive Compensation, Compensation Discussion and Analysis*** and ***Compensation Committee Report*** in the 2013 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

See the information under the captions ***Voting Securities*** *and* ***Equity Ownership of Certain Beneficial Owners and Management*** in the 2013 Proxy Statement.

Equity Compensation Plan Information

The following table gives information as of September 30, 2012, about our Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans:

Plan Category	(a) Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	(b) Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	(c) Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
Equity Compensation Plans Approved By Security Holders[(1)]	6,834,126 [(2)]	$ 46.13	10,887,317 [(3)(4)]
Equity Compensation Plans Not Approved By Security Holders	None	None	None
Total	6,834,126	$ 46.13	10,887,317

(1) Consists of the following equity compensation plans: 2001 Stock Option Plan, 2001 Long-Term Incentives Plan, Directors Stock Plan and 2006 Long-Term Incentives Plan.

(2) Includes 1,052,353 performance shares, which is the maximum number of shares that can be issued in the future if maximum performance is achieved under performance agreements granted in November 2010 and 2011. Of these performance shares, 153,863 will be issued in November 2012 based on performance shares granted in November 2009. Also includes 261,433 restricted stock units (RSUs). Such performance shares and RSUs are not included in the weighted average price calculation.

(3) Also includes 3,283,113 shares available under our Employee Stock Purchase Plan (ESPP), which allows employees to have withheld up to 15 percent of their base compensation toward the purchase of our common stock. Shares are purchased each month by participants at 95 percent of the fair market value on the last day of the month pursuant to the ESPP.

(4) Of the 7,604,204 shares available for future grant under the 2006 Long-Term Incentives Plan, each share issued pursuant to an award of restricted stock, restricted stock units, performance shares and performance units counts as 2.02 shares against this limit in accordance with the terms of the plan.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

See the information under the caption ***Corporate Governance; Board of Directors and Committees*** and ***Certain Transactions and Other Relationships*** in the 2013 Proxy Statement.

Item 14. ***Principal Accounting Fees and Services.***

See the information under the caption ***Proposal to Approve the Selection of Auditors*** in the 2013 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Financial Statements, Financial Statement Schedules and Exhibits.

(1) Financial Statements

The financial statements are included under Item 8 of this Annual Report on Form 10-K:

Consolidated Statement of Financial Position, as of September 30, 2012 and 2011

Consolidated Statement of Operations, years ended September 30, 2012, 2011 and 2010

Consolidated Statement of Cash Flows, years ended September 30, 2012, 2011 and 2010

Consolidated Statement of Equity and Comprehensive Income, years ended September 30, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedule for the years ended September 30, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Schedule II—Valuation and Qualifying Accounts

Schedules not filed herewith are omitted because of the absence of conditions under which they are required or because the information called for is shown in the financial statements or notes thereto.

(3) Exhibits

3-a-1 Restated Certificate of Incorporation of the Company, as amended, filed as Exhibit 3-a-1 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.

3-a-2 Certificate of Merger effecting name change of the Company from "New Rockwell Collins, Inc." to "Rockwell Collins, Inc.", filed as Exhibit 3-a-2 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.

3-b-1 By-Laws of the Company, as amended and restated effective September 20, 2012, filed as Exhibit 3-b-1 to the Company's Form 8-K dated September 20, 2012, is incorporated herein by reference.

4-a-1 Indenture dated as of November 1, 2001 between the Company and Citibank, N.A., as Trustee, filed as Exhibit 4.b to the Company's Registration Statement on Form S-3 (No. 333-72914), is incorporated herein by reference.

4-a-2 Form of certificate for the Company's 4 3/4% Notes due 2013, filed as Exhibit 4-a to the Company's current report on Form 8-K dated November 21, 2003, is incorporated herein by reference.

4-a-3 Form of Supplemental Indenture dated as of December 4, 2006 between the Company and The Bank of New York Trust Company, N.A. (as incoming trustee), filed as Exhibit 4-a-4 to the Company's Form 8-K dated November 9, 2006, is incorporated herein by reference.

4-a-4 Form of certificate for the Company's 5.25% Notes due July 15, 2019, filed as Exhibit 4 to the Company's Form 8-K dated May 1, 2009, is incorporated herein by reference.

4-a-5 Underwriting Agreements, dated November 16, 2011, between the Company and Citigroup Global Markets Inc., Merril Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as representatives of the several Underwriters named in Schedule 1 to the Underwriting Agreement, filed as Exhibit 1 to the Company's Form 8-K dated November 16, 2011, is incorporated herein by reference.

4-a-6 Form of certificate for the Company's 3.100% notes due November 15, 2022, filed as Exhibit 4 to the Company's Form 8-K dated November 16, 2011, is incorporated herein by reference.

*10-a-1 The Company's 2001 Long-Term Incentives Plan, as amended, filed as Exhibit 10-a-9 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.

*10-a-2 Forms of Stock Option Agreements under the Company's 2001 Long-Term Incentives Plan, filed as Exhibit 10-a-2 to the Company's Form 10-K for year ended September 30, 2001, are incorporated herein by reference.

*10-a-3 Form of Restricted Stock Agreement under the Company's 2001 Long-Term Incentives Plan for restricted stock grants to the non-executive Chairman of the Board of Directors, filed as Exhibit 10-a-4 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.

*10-a-4 The Company's 2006 Long-Term Incentives Plan, as amended, filed as Appendix A to the Company's Notice and Proxy Statement dated December 18, 2009, is incorporated herein by reference.

*10-a-5 The Company's First Amendment to the Amended and Restated 2006 Long-Term Incentives Plan, as amended, filed as Exhibit 10-a-1 to the Company's Form 10-Q for the quarter ended June 30, 2012, is incorporated herein by reference.

*10-a-6 Form of Restricted Stock Unit Award under the Company's 2006 Long-Term Incentives Plan, filed as Exhibit 10.1 to the Company's Form 8-K dated February 7, 2006, is incorporated herein by reference.

*10-a-7 Forms of Stock Option Agreements under the Company's 2006 Long-Term Incentives Plan filed as Exhibit 10-a-8 to the Company's Form 10-K for year ended September 30, 2006, is incorporated herein by reference.

*10-a-8 The Company's 2006 Annual Incentive Compensation Plan for Senior Executives, as amended, filed as Exhibit 10-a-11 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.

*10-a-9 Forms of Stock Option Agreements, adopted November 20, 2009, under the Company's 2006 Long-Term Incentives Plan, filed as Exhibit 10-a-9 to the Company's Form 10-K for year ended September 30, 2009, is incorporated herein by reference.

*10-b-1 The Company's Directors Stock Plan, adopted by the Company's Board of Directors on June 1, 2001 and approved by the Company's shareowners at the 2002 Annual Meeting of Shareowners, filed as Exhibit 10.2 to the Company's Registration Statement on Form 10 (File No. 001-16445) (the "Form 10"), is incorporated herein by reference.

*10-b-2 Form of Stock Option Agreement under the Company's Directors Stock Plan, filed as Exhibit 10-b-2 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.

*10-b-3 Form of Restricted Stock Agreement under the Company's Directors Stock Plan, filed as Exhibit 10-b-3 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.

*10-d-1 The Company's Incentive Compensation Plan, as amended, filed as Exhibit 10-d-2 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.

*10-f-1 The Company's Deferred Compensation Plan, as amended, filed as Exhibit 10-f-2 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.

*10-f-2 The Company's 2005 Deferred Compensation Plan, as amended and restated, filed as Exhibit 10-f-3 to the company's Form 10-K for year ended September 30, 2010, is incorporated herein by reference.

*10-g-1 The Company's Non-Qualified Savings Plan, as amended, filed as Exhibit 10-g-2 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.

*10-g-2 The Company's 2005 Non-Qualified Retirement Savings Plan, as amended, filed as Exhibit 10-g-3 to the Company's Form 10-Q for quarter ended December 31, 2010, is incorporated herein by reference.

*10-h-1 The Company's 2005 Non-Qualified Pension Plan, as amended, filed as Exhibit 10-h-1 to the Company's Form 10-Q for quarter ended June 30, 2012, is incorporated herein by reference.

*10-h-2 The Company's Non-Qualified Pension Plan, as amended, filed as Exhibit 10-h-3 to the Company's Form 10-K for the year ended September 30, 2008, is incorporated herein by reference.

*10-i-1 The Company's Master Trust, as amended, filed as Exhibit 10-i-2 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.

10-k-1 Distribution Agreement dated as of June 29, 2001 by and among Rockwell International Corporation, the Company and Rockwell Scientific Company LLC, filed as Exhibit 2.1 to the Company's current report on Form 8-K dated July 11, 2001, is incorporated herein by reference.

10-l-1 Employee Matters Agreement dated as of June 29, 2001 by and among Rockwell International Corporation, the Company and Rockwell Scientific Company LLC, filed as Exhibit 2.2 to the Company's current report on Form 8-K dated July 11, 2001, is incorporated herein by reference.

10-m-1 Tax Allocation Agreement dated as of June 29, 2001 by and between Rockwell International Corporation and the Company, filed as Exhibit 2.3 to the Company's current report on Form 8-K dated July 11, 2001, is incorporated herein by reference.

*10-n-1	Form of Change of Control Agreement between the Company and certain executives of the Company (Three-Year Agreement), as amended, filed as Exhibit 10-n-1 to the Company's Form 8-K dated April 21, 2009, is incorporated herein by reference.
*10-n-2	Schedule identifying executives of the Company who are party to a Change of Control Agreement
10-o-1	Five-Year Credit Agreement dated as of May 26, 2011 among the Company, the Banks listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and Citibank, N.A., as Syndication Agent, filed as Exhibit 99 to the Company's Form 8-K dated May 26, 2011, is incorporated herein by reference.
*10-q-7	Forms of Three-Year Performance Share Agreements, adopted on November 20, 2009, filed as Exhibit 10-q-7 to the Company's Form 10-K for year ended September 30, 2009, is incorporated herein by reference.
*10-q-8	Forms of Three-Year Performance Share Agreements, adopted on November 14, 2011, filed as Exhibit 10-q-8 to the Company's Form 10-K for year ended September 30, 2011, is incorporated herein by reference.
*10-s-1	Non-Employee Directors' Compensation Summary, filed as Exhibit 10-s-1 to the Company's Form 10-Q for quarter ended June 30, 2012, is incorporated herein by reference.
10-s-2	Letter agreement between the Company and Donald R. Beall dated March 19, 2008, filed as Exhibit 10-s-2 to the Company's Form 10-Q for quarter ended March 31, 2008, is incorporated herein by reference.
10-u-1	Memorandum of Agreement dated April 20, 2011 between the Company and Bombardier, Inc., filed as Exhibit 10-u-1 to the Company's Form 10-Q for the quarter ended June 30, 2011, is incorporated herein by reference.
12	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21	List of subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Company.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKWELL COLLINS, INC.

By /s/ GARY R. CHADICK

Gary R. Chadick
Senior Vice President, General Counsel and Secretary

Dated: November 13, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on the 13th day of November 2012 by the following persons on behalf of the registrant and in the capacities indicated.

/s/ CLAYTON M. JONES Clayton M. Jones	Chairman of the Board and Chief Executive Officer (principal executive officer)
DONALD R. BEALL*	Director
ANTHONY J. CARBONE*	Director
CHRIS A. DAVIS*	Director
RALPH E. EBERHART*	Director
DAVID LILLEY*	Director
ANDREW J. POLICANO*	Director
CHERYL L. SHAVERS*	Director
JEFFREY L. TURNER*	Director
/s/ PATRICK E. ALLEN Patrick E. Allen	Senior Vice President and Chief Financial Officer (principal financial officer)
/s/ MARSHA A. SCHULTE Marsha A. Schulte	Vice President, Finance and Controller (principal accounting officer)

*By /s/ GARY R. CHADICK
Gary R. Chadick, Attorney-in-fact**

** By authority of the powers of attorney filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Rockwell Collins, Inc.

We have audited the consolidated financial statements of Rockwell Collins, Inc. and subsidiaries (the "Company") as of September 28, 2012 and September 30, 2011, and for each of the three years in the period ended September 28, 2012, and the Company's internal control over financial reporting as of September 28, 2012, and have issued our reports thereon dated November 13, 2012; such consolidated financial statements and reports are included in the Annual Report on Form 10-K for the year ended September 28, 2012. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15(a)(2). This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
November 13, 2012

SCHEDULE II

ROCKWELL COLLINS, INC.

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended September 30, 2012, 2011 and 2010

(in millions)

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Other	Deductions (a)	Balance at End of Year
Year ended September 30, 2012:					
Allowance for doubtful accounts	$ 10	$ 30	$ —	$ (4)	$ 36
Valuation allowance on deferred tax assets	14	5	—	—	19
Year ended September 30, 2011:					
Allowance for doubtful accounts	10	1	—	(1)	10
Valuation allowance on deferred tax assets	15	(1)	—	—	14
Year ended September 30, 2010:					
Allowance for doubtful accounts	11	2	—	(3)	10
Valuation allowance on deferred tax assets	11	2	2 (b)	—	15

(a) Amounts written off.
(b) Amounts relate to acquisition of DataPath and foreign currency fluctuations for non-U.S. dollar denominated balances.

EXHIBIT INDEX

Exhibit Number	Description
*10-n-2	Schedule identifying executives of the Company who are party to a Change of Control Agreement.
12	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21	List of subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Company.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.

* Management contract or compensatory plan or arrangement.

Rockwell Collins

December 14, 2012

Dear Shareowner:

You are cordially invited to attend the 2013 Annual Meeting of Shareowners of the Corporation.

The meeting will be held at the Cedar Rapids Marriott, 1200 Collins Road NE, Cedar Rapids, Iowa, on Thursday, February 7, 2013, at 11:00 a.m. (Central Standard Time). At the meeting we will present a current report of the activities of the Corporation followed by discussion and action on the matters described in the Proxy Statement. Shareowners will have an opportunity to comment on or inquire about the affairs of the Corporation that may be of interest to shareowners generally.

If you plan to attend the meeting, please indicate your desire in one of the ways described in the box on the last page of the Proxy Statement.

We sincerely hope that as many shareowners as can conveniently attend will do so.

Sincerely yours,

Clayton M. Jones

Chairman and Chief Executive Officer

Rockwell Collins

December 14, 2012

Dear Shareowner:

You are cordially invited to attend the 2013 Annual Meeting of Shareowners of the Corporation.

The meeting will be held at the Cedar Rapids Marriott, 1200 Collins Road NE, Cedar Rapids, Iowa, on Thursday, February 7, 2013, at 11:00 a.m. (Central Standard Time). At the meeting we will present a current report of the activities of the Corporation followed by discussion and action on the matters described in the Proxy Statement. Shareowners will have an opportunity to comment on or inquire about the affairs of the Corporation that may be of interest to shareowners generally.

If you plan to attend the meeting, please indicate your desire in one of the ways described in the box on the last page of the Proxy Statement.

We sincerely hope that as many shareowners as can conveniently attend will do so.

Sincerely yours,

Clayton M. Jones

Chairman and Chief Executive Officer

Notice of 2013 Annual Meeting of Shareowners

To the Shareowners of

ROCKWELL COLLINS, INC.:

Notice Is Hereby Given that the 2013 Annual Meeting of Shareowners of Rockwell Collins, Inc. will be held at the Cedar Rapids Marriott, 1200 Collins Road NE, Cedar Rapids, Iowa, on Thursday, February 7, 2013, at 11:00 a.m. (Central Standard Time) for the following purposes:

(1) to elect the three nominees named in the accompanying proxy statement as members of the Board of Directors of the Corporation with terms expiring at the Annual Meeting in 2016;

(2) to consider and vote upon a proposal to approve an advisory resolution relating to executive compensation;

(3) to consider and vote upon a proposal to approve the selection by the Audit Committee of the Board of Directors of the firm of Deloitte & Touche LLP as auditors of the Corporation for fiscal year 2013;

(4) to consider and vote upon a proposal to approve the Corporation's 2013 Employee Stock Purchase Plan;

(5) to consider and vote upon a shareowner proposal; and

(6) to transact such other business as may properly come before the meeting.

Only shareowners of record at the close of business on December 10, 2012 will be entitled to notice of, and to vote at, the meeting.

By order of the Board of Directors.

Gary R. Chadick

Secretary

December 14, 2012

Note: The Board of Directors solicits votes by mail or by use of our telephone or Internet voting procedures.

ROCKWELL COLLINS, INC.
PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting of Shareowners

Date and Time:

February 7, 2013

11:00 a.m. (Central Standard Time)

Place:

Cedar Rapids Marriott

1200 Collins Road NE

Cedar Rapids, IA

Record Date:

December 10, 2012

Meeting Agenda

- President's business update
- Election of three directors
- Advisory vote on executive compensation
- Approve the selection of Deloitte & Touche LLP as our auditors
- Approve 2013 Employee Stock Purchase Plan
- Shareowner proposal
- Question and answer session

Proposals for Voting	Board Vote Recommendation	Page Reference (for more details)
Election of three directors	FOR	3
Advisory vote on executive compensation	FOR	40
Approve Deloitte & Touche LLP as our auditors	FOR	41
Approve 2013 Employee Stock Purchase Plan	FOR	41
Shareowner proposal	NEUTRAL	44

Board Nominees

The following table provides summary information about each director nominee. The nominees receiving a plurality of the votes cast at the meeting will be elected as directors, unless otherwise determined in accordance with the majority voting policy described under the heading "Voting for Directors."

Name	Age	Director Since	Occupation	Experience/ Qualifications	Independent	Committee Membership
John A. Edwardson	63	2012	Chairman of the Board, CDW Corporation	Leadership, Aerospace Industry and International	Yes	Compensation; Technology
Andrew J. Policano	63	2006	Dean, The Paul Merage School of Business	Leadership, Management, Business Acumen	Yes	Board Nominating and Governance (Chairman); Audit
Jeffrey L. Turner	61	2011	Chairman and Chief Executive Officer of Spirit AeroSystems Holdings, Inc.	Leadership, Management, Aerospace and Defense Industries	Yes	Compensation

During the fiscal year, each of Messrs. Policano and Turner attended at least 95% of the Board meetings and committee meetings on which he sat. Mr. Edwardson joined the Board after the fiscal year end.

Advisory Vote on Executive Compensation

We are asking our shareowners to approve a non-binding advisory resolution, often referred to as "say on pay," relating to our named executive officer compensation for fiscal year 2012. Last year, 96% of our shareowners cast votes, not including abstentions and broker non-votes, in favor of our named executive officers' compensation for fiscal year 2011. The design of our 2012 executive compensation program is largely unchanged from 2011 and continues to emphasize pay-for-performance.

Independent Auditors

We are asking our shareowners to approve the selection of Deloitte & Touche LLP as our independent auditors for fiscal year 2013. Last year, 99% of the votes cast, not including abstentions, voted to approve Deloitte & Touche LLP as our independent auditors for fiscal year 2012.

2013 Employee Stock Purchase Plan

We are asking our shareowners to approve the adoption of an employee stock purchase plan under which our employees may make monthly purchases of our stock at a five percent discount. This plan will replace our expiring employee stock purchase plan.

Shareowner Proposal

A shareowner has made a non-binding proposal that urges the Board of Directors to take action to repeal the classified board by requiring all directors to be elected annually at or after our 2014 Annual Meeting of Shareowners.

2013 ANNUAL MEETING OF SHAREOWNERS

The 2013 Annual Meeting of Shareowners of Rockwell Collins, Inc. will be held on February 7, 2013, for the purposes set forth in the accompanying Notice of 2013 Annual Meeting of Shareowners.

This statement and the accompanying proxy, that are first being sent to shareowners on or about December 21, 2012, are furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and at any adjournment thereof. If a shareowner duly executes and returns a proxy in the accompanying form or uses our telephone or Internet voting procedures to authorize the named proxies to vote the shareowner's shares, those shares will be voted as specified. If no specification is made, the shares will be voted in accordance with the recommendations of the Board of Directors. The proxy and any votes cast using our telephone or Internet voting procedures may be revoked prior to exercise at the meeting by delivering written notice of revocation to the Secretary of the Corporation, by executing a later dated proxy, by casting a later vote using the telephone or Internet voting procedures or by attending the meeting and voting in person.

VOTING SECURITIES

Only shareowners of record at the close of business on December 10, 2012, the record date for the meeting, are entitled to notice of, and to vote at, the meeting. On December 10, 2012, we had outstanding 138,182,384 shares of our Common Stock, par value $0.01 per share. Each holder of our Common Stock is entitled to one vote for each share held. We have no other class or series of shares currently outstanding other than our Common Stock.

ELECTION OF DIRECTORS

Our Restated Certificate of Incorporation provides that the Board of Directors shall generally consist of three classes of directors with overlapping three-year terms. One class of directors is to be elected each year with terms extending to the third succeeding Annual Meeting after election. The Restated Certificate of Incorporation provides that the Board of Directors shall maintain the three classes so as to be as nearly equal in number as the then total number of directors permits. The three directors in Class III who are elected at the 2013 Annual Meeting will serve for a term expiring at our Annual Meeting in the year 2016. This year we are nominating John A. Edwardson to replace Donald R. Beall. Mr. Beall is retiring after long and distinguished service to the Board and the Corporation. The three directors in Class I and the three directors in Class II are serving terms expiring at our Annual Meetings in 2014 and 2015, respectively.

It is intended that proxies in the accompanying form properly executed and returned to our proxy tabulator or shares properly authorized to be voted in accordance with our telephone or Internet voting procedures will be voted at the meeting, unless authority to do so is withheld, for the election as directors of the three nominees specified in Class III - Nominees for Directors with Terms Expiring in 2016 (John A. Edwardson, Andrew J. Policano and Jeffrey L. Turner), each of whom now serves as a director with a term extending to the 2013 Annual Meeting and until a successor is elected and qualified. If for any reason any of the nominees is not a candidate (which is not expected) when the election occurs, it is expected that proxies in the accompanying form or shares properly authorized to be voted in accordance with our telephone or Internet voting procedures will be voted at the meeting for the election of a substitute nominee or, in lieu thereof, the Board of Directors may reduce the number of directors.

2013 ANNUAL MEETING OF SHAREOWNERS

The 2013 Annual Meeting of Shareowners of Rockwell Collins, Inc. will be held on February 7, 2013, for the purposes set forth in the accompanying Notice of 2013 Annual Meeting of Shareowners.

This statement and the accompanying proxy, that are first being sent to shareowners on or about December 21, 2012, are furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and at any adjournment thereof. If a shareowner duly executes and returns a proxy in the accompanying form or uses our telephone or Internet voting procedures to authorize the named proxies to vote the shareowner's shares, those shares will be voted as specified. If no specification is made, the shares will be voted in accordance with the recommendations of the Board of Directors. The proxy and any votes cast using our telephone or Internet voting procedures may be revoked prior to exercise at the meeting by delivering written notice of revocation to the Secretary of the Corporation, by executing a later dated proxy, by casting a later vote using the telephone or Internet voting procedures or by attending the meeting and voting in person.

VOTING SECURITIES

Only shareowners of record at the close of business on December 10, 2012, the record date for the meeting, are entitled to notice of, and to vote at, the meeting. On December 10, 2012, we had outstanding 138,182,384 shares of our Common Stock, par value $0.01 per share. Each holder of our Common Stock is entitled to one vote for each share held. We have no other class or series of shares currently outstanding other than our Common Stock.

ELECTION OF DIRECTORS

Our Restated Certificate of Incorporation provides that the Board of Directors shall generally consist of three classes of directors with overlapping three-year terms. One class of directors is to be elected each year with terms extending to the third succeeding Annual Meeting after election. The Restated Certificate of Incorporation provides that the Board of Directors shall maintain the three classes so as to be as nearly equal in number as the then total number of directors permits. The three directors in Class III who are elected at the 2013 Annual Meeting will serve for a term expiring at our Annual Meeting in the year 2016. This year we are nominating John A. Edwardson to replace Donald R. Beall. Mr. Beall is retiring after long and distinguished service to the Board and the Corporation. The three directors in Class I and the three directors in Class II are serving terms expiring at our Annual Meetings in 2014 and 2015, respectively.

It is intended that proxies in the accompanying form properly executed and returned to our proxy tabulator or shares properly authorized to be voted in accordance with our telephone or Internet voting procedures will be voted at the meeting, unless authority to do so is withheld, for the election as directors of the three nominees specified in Class III - Nominees for Directors with Terms Expiring in 2016 (John A. Edwardson, Andrew J. Policano and Jeffrey L. Turner), each of whom now serves as a director with a term extending to the 2013 Annual Meeting and until a successor is elected and qualified. If for any reason any of the nominees is not a candidate (which is not expected) when the election occurs, it is expected that proxies in the accompanying form or shares properly authorized to be voted in accordance with our telephone or Internet voting procedures will be voted at the meeting for the election of a substitute nominee or, in lieu thereof, the Board of Directors may reduce the number of directors.

INFORMATION AS TO NOMINEES FOR DIRECTORS AND CONTINUING DIRECTORS

Shown below for each nominee for director and each continuing director, as reported to us as of December 10, 2012, are the nominee's or continuing director's name, age and principal occupation; the position, if any, with us; the period of service as a director of our company; other public company directorships held within the past five years; the committees of the Board of Directors on which the nominee or continuing director serves and experiences, qualifications, attributes or skills that qualify the nominee or continuing director to serve as a director.

CLASS III - NOMINEES FOR DIRECTOR WITH TERMS EXPIRING IN 2016



John A. Edwardson **Age 63**

Chairman of the Board, CDW Corporation

Mr. Edwardson has been a Director of our company since November 2012. He is a member of the Compensation Committee and the Technology Committee. Mr. Edwardson is Chairman of the Board of Directors of CDW Corporation, a provider of technology solutions. From 2001 to 2011 he served as CDW's Chairman and Chief Executive Officer.

Prior to joining CDW, he served as Chairman and Chief Executive Officer of Burns International Services Corporation (a security company) from 1999 to 2000 and as a Director (1994–1998), President (1994–1998) and Chief Operating Officer (1995–1998) of UAL Corporation and United Airlines. Prior to UAL Corporation and United Airlines, he served as Executive Vice President and Chief Financial Officer of Ameritech Corporation. He is currently on the Board of Directors of FedEx Corporation, Northwestern Memorial Hospital, the Art Institute of Chicago and is a member of the board of other professional and civic organizations.

Experiences, qualifications, attributes or skills that qualify Mr. Edwardson to serve as a Director include:

- Management, leadership and significant business acumen as Chairman and past Chief Executive Officer of CDW Corporation
- Aerospace and international experience



Andrew J. Policano **Age 63**

Dean, The Paul Merage School of Business, University of California-Irvine

Dr. Policano has been a Director of our company since April 2006. He is the Chairman of the Board Nominating and Governance Committee and a member of the Audit Committee. Dr. Policano has been the Dean of The Paul Merage School of Business, University of California-Irvine since August 2004. Prior thereto, he served on the faculty and as Dean at the School of Business, University of Wisconsin-Madison. Dr. Policano is a Director of Badger Meter, Inc., a Trustee of Payden & Rygel (Investment Manager) and a former Director of Physicians Insurance Company of Wisconsin. He is a member of the board of other professional and civic organizations.

Experiences, qualifications, attributes or skills that qualify Dr. Policano to serve as a Director include:

- Experience in management and leadership as Dean of business schools
- Significant business acumen and corporate governance knowledge



Jeffrey L. Turner **Age 61**

President and Chief Executive Officer, Spirit AeroSystems Holdings, Inc.

Mr. Turner has been a Director of our company since April 2011 and is a member of the Compensation Committee. Mr. Turner has been a director of Spirit AeroSystems Holdings, Inc. (commercial aerospace assemblies and components) since November 2006, and has served as its President and Chief Executive Officer since June 2006. Since June 2005, he has also served as President and Chief Executive Officer of Spirit AeroSystems, Inc. Mr. Turner joined The Boeing Company in 1973, and was appointed as Vice President/General Manager of Boeing, Wichita Division in November 1995. Prior to his appointment as Vice President/General Manager of Boeing Wichita Division, Mr. Turner held various management positions in systems development, quality, production, services and finance in Boeing Computer Services, Boeing Military Airplane Company and Boeing Commercial Airplane Company. Mr. Turner currently serves on the Board of Directors of INTRUST Financial Corporation.

Experiences, qualifications, attributes or skills that qualify Mr. Turner to serve as a Director include:

- Management, leadership and aerospace industry experience as President and Chief Executive Officer of Spirit AeroSystems Holdings, Inc.
- Significant operational, strategy and international experience

CLASS I - CONTINUING DIRECTORS WITH TERMS EXPIRING IN 2014



Chris A. Davis **Age 62**

Former General Partner, Forstmann Little & Co.

Ms. Davis has been a Director of our company since February 2002 and is the Chairman of the Audit Committee. She served as a General Partner with Forstmann Little & Co. (private equity firm) from October 2005 to July 2012 after having served them as a Special Limited Partner since August 2001. She served as Chairman of McLeodUSA Incorporated (telecommunications) from August 2005 to January 2006, Chairman and Chief Executive Officer of McLeodUSA from April 2002 to August 2005 and Chief Operating and Financial Officer of McLeodUSA from August 2001 to April 2002. She served as Executive Vice President, Chief Financial and Administrative Officer of ONI Systems (telecommunications) from May 2000 to August 2001. She served as Executive Vice President, Chief Financial and Administrative Officer and director of Gulfstream Aerospace Corporation (business aircraft) from July 1993 to April 2000. She is a member of the Board of Directors of Cytec Industries, Inc. and is a former director of Aviall, Inc., IMG Worldwide, 24 Hour Fitness, ENK International and Wolverine Tube, Inc.

Experiences, qualifications, attributes or skills that qualify Ms. Davis to serve as a Director include:

- Significant management and leadership experience as past Chair, Chief Executive Officer, Chief Operations Officer and Chief Financial Officer of McLeodUSA, as well as Executive Vice President and Chief Financial Officer of Gulfstream
- Financial and management oversight experience of portfolio investments at Forstmann Little and audit committee experience on various boards



Ralph E. Eberhart **Age 65**

Chairman and President, Armed Forces Benefit Association

General Eberhart has been a Director of our company since November 2007 and is a member of the Technology Committee and the Compensation Committee. He has been President of the Armed Forces Benefit Association since 2005 and Chairman and President since February 2009. He served as Commander of the North American Aerospace Defense Command (NORAD) and U.S. Northern Command from October 2002 to January 2005. His active military career spanned 36 years. He is a member of the Board of Directors of VSE Corporation, Jacobs Engineering Group Inc., and Triumph Group, Inc., and he is a Director of several private companies.

Experiences, qualifications, attributes or skills that qualify General Eberhart to serve as a Director include:

- Experience in leadership, operations and technology in the U.S. Defense Department from 36 years of experience in the U.S. Air Force and senior positions in the U.S. Military. including assignments as Commander of NORAD and U.S. Northern Command
- Knowledge of financial services and life insurance industries as Chairman and President of the Armed Forces Benefit Association



David Lilley **Age 65**

Retired Chairman and Chief Executive Officer, Cytec Industries Inc.

Mr. Lilley has been a Director of our company since December 2008. He is a member of the Audit Committee and Board Nominating and Governance Committee. He served as Chairman of Cytec Industries (specialty chemicals and materials) from January 1999 to December 2008, Chief Executive Officer of Cytec Industries from May 1998 to December 2009, and Non-Executive Director of Cytec Industries from January 2009 through April 2009. He was President of Cytec Industries from January 1997 through June 2008. From 1994 until January 1997, he was a Vice President of American Home Products Corporation, responsible for its Global Medical Device business. Prior to that he was a Vice President and a member of the Executive Committee of American Cyanamid Company (medical and agricultural products). Mr. Lilley is also a Director of Public Service Enterprise Group Inc.,Tesoro Corporation and a former Director of Arch Chemicals, Inc.

Experiences, qualifications, attributes or skills that qualify Mr. Lilley to serve as a Director include:

- Significant U.S. and international management and leadership experience as past Chairman and CEO of Cytec Industries
- Global business perspective, operational knowledge and financial experience

CLASS II - CONTINUING FOR DIRECTORS WITH TERMS EXPIRING IN 2015



Anthony J. Carbone **Age 71**

Retired Vice Chairman of the Board and Senior Consultant, The Dow Chemical Company

Mr. Carbone has been a Director of our company since June 2001. He is the Chairman of the Compensation Committee and the Executive Committee. Mr. Carbone served as Vice Chairman of the Board of Directors of The Dow Chemical Company (chemical, plastic and agricultural products) from February 2000 to October 2005 and Senior Consultant of Dow from November 2000 to October 2005. He served as Executive Vice President of Dow from November 1996 to November 2000. He is a former Director of Dow. He is a former member of the American Chemical Society and former Board Member and Chairman of the American Plastics Council and the Society of Plastics Industries. Mr. Carbone has served on the Advisory Council of the Heritage Foundation.

Experiences, qualifications, attributes or skills that qualify Mr. Carbone to serve as a Director include:

- Experience in management, leadership and manufacturing as an executive and vice chairman of a Fortune 50 global company
- Significant experience with a variety of domestic and international business matters



Clayton M. Jones **Age 63**

Chairman and Chief Executive Officer of the Corporation

Mr. Jones has been a Director of our company since March 2001. He has been our Chairman of the Board since June 2002 and Chief Executive Officer since June 2001. He also served as our President from June 2001 to September 2012. Mr. Jones is a member of the Executive Committee. He serves as a Director of Deere & Company and Cardinal Health, Inc. He also serves as a director or member of a number of professional and civic organizations.

Experiences, qualifications, attributes or skills that qualify Mr. Jones to serve as a Director include:

- Leadership, management and aerospace and defense industry knowledge and experience as Chairman, President and CEO of Rockwell Collins and through his previous Rockwell International Corporation positions
- Strategic and business acumen, operational execution skills and exceptional communication skills



Cheryl L. Shavers **Age 58**

Chairman and Chief Executive Officer, Global Smarts, Inc.

Dr. Shavers has been a Director of our company since September 2002. She is Chairman of the Technology Committee and a member of the Board Nominating and Governance Committee. Dr. Shavers has been the Chairman and Chief Executive Officer of Global Smarts, Inc. (business advisory services) since February 2001. She also serves as a Director of ATMI, Inc. and served on the Advisory Board for E.W. Scripps Company. She served as Under Secretary of Commerce for Technology for the United States Department of Commerce from November 1999 to February 2001 after having served as its Under Secretary Designate from April 1999 to November 1999. She served as Sector Manager, Microprocessor Products Group for Intel Corporation prior to April 1999. She served as Non-Executive Chairman of BitArts Ltd. from 2001 to December 2003.

Experiences, qualifications, attributes or skills that qualify Dr. Shavers to serve as a Director include:

- Significant leadership and operations experience as CEO of a business advisory services company
- Experience with developing technology plans and the transition of advanced technology into business opportunities

The Board of Directors recommends that you vote "FOR" the election as directors of the three Class III nominees named above, presented as item (1) on the accompanying proxy card.

CORPORATE GOVERNANCE;

BOARD OF DIRECTORS AND COMMITTEES

Our business is managed through the oversight and direction of our Board of Directors. Our Board seeks to maintain high corporate governance standards.

We continue to enhance our corporate governance structure based upon a review of recommended best practices and in light of regulatory activity. Our corporate governance documents are available free of charge on our website at www.rockwellcollins.com under the Investor Relations tab and within the Corporate Governance link. We will provide, without charge, upon written request, copies of our corporate governance documents. These documents include our Restated Certificate of Incorporation, By-Laws, Board of Directors Guidelines on Corporate Governance, Committee Charters, Board Membership Criteria, Code of Ethics, Categorical Standards and Policy for Director Independence, and Related Person Transaction Policy.

Leadership Structure

The Board believes that the most effective leadership structure for the Corporation at this time and with our current CEO is one with a combined Chairman and CEO. Our current combined structure promotes unified leadership, a cohesive vision and strategy for the Corporation and clear and direct communication to the Board.

To ensure effective independent leadership, our non-employee directors meet regularly in executive sessions without the presence of management. The Chairman of the Executive Committee, or a director designated by the independent directors who has the relevant background to lead the discussion of a particular matter, chairs these sessions. In addition, the independent directors review and advise management regarding the schedule and agendas for Board and Committee meetings. Moreover, the independent directors participate in the annual review of the CEO's performance. The Board believes this approach effectively complements the combined Chairman and CEO structure. The Board also believes this leadership structure supports the Board's ability to discharge its risk oversight role as discussed in further detail under the heading "Board's Role in Risk Oversight."

The Board does not have a policy regarding the separation or combination of the roles of the Chairman and CEO and believes that the separation or combination of these offices is a matter for discussion and determination by the Board. The Board believes that it should be able to select the Chairman of the Board based on the criteria that the Board deems to be in the best interests of the Corporation and its shareowners.

Presiding Director

Since November 2012, Mr. Carbone has served as our Chairman of the Executive Committee and as such generally serves as the presiding director at executive sessions of the Board of Directors. The responsibilities of the presiding director include:

- Chairing executive sessions of the independent directors
- Serving as the liaison between the Chairman, CEO and the independent directors (including communicating with the Chairman and CEO, to the extent appropriate, matters emanating from the executive sessions of the independent directors)
- Reviewing and providing input on Board of Directors meeting agenda items
- Advising the Chairman and CEO on the quality, quantity and timeliness of information supplied by management to the independent directors
- Having authority to call meetings of the independent directors
- Being available for consultation and direct communication with major shareowners to the extent the Board of Directors deem appropriate

Board Independence

The Board of Directors has determined that no director other than Messrs. Jones and Beall has a material relationship with the Corporation. Accordingly, eight of our ten directors are "independent" directors based on an affirmative determination by our Board of Directors in accordance with the listing standards of the New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") rules.

The standards relied upon by the Board in affirmatively determining whether a director is independent are primarily comprised of those objective standards set forth in the NYSE and SEC rules. In addition to these rules, the Board has adopted Categorical Standards and Policy for Director Independence to assist it in making determinations regarding the independence of its members.

In fiscal years 2010, 2011 and 2012, we purchased computer-related equipment from CDW Corporation, of which Mr. Edwardson is Chairman. The purchases totaled approximately $500,000 or less in each of 2010, 2011 and 2012. CDW Corporation had consolidated gross revenues of approximately $9 billion for each of 2010, 2011 and 2012. Since these purchases were well below 2% of CDW Corporation's consolidated gross annual revenues, the Board determined that Mr. Edwardson's independence was not impaired under the Commercial Relationship standard in our Categorical Standards and Policy for Director Independence.

Board Meetings and Attendance

In fiscal year 2012, the Board of Directors held seven meetings and acted on four occasions by unanimous written consent in lieu of a meeting. All of our directors attended at least 85% of the meetings of the Board and the Committees on which they served. In addition, non-Committee directors routinely attend and participate in discussions at Committee meetings. Directors are expected to attend the Annual Meeting of Shareowners. Last year, all of our then serving directors attended the 2012 Annual Meeting of Shareowners, except for Mr. Carbone who could not attend due to illness.

Board Committees

The Board has established five committees whose principal functions are briefly described below.

The ***Audit Committee*** has three independent directors. It assists the Board in overseeing (i) our accounting and financial reporting processes; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our internal and independent auditors. The Audit Committee also:

- has sole authority to appoint or replace our independent auditors, with that appointment being subject to shareowner approval
- has sole authority to approve in advance the fees, scope and terms of all audit and non-audit engagements with our independent auditors
- monitors compliance of our employees with our standards of business conduct and conflicts of interest policies
- meets at least quarterly with our senior executive officers, head of internal audit and our independent auditors

The specific functions and responsibilities of the Audit Committee are set forth in the Audit Committee Charter. The Committee met ten times during fiscal year 2012.

The ***Compensation Committee*** has four independent directors. The principal functions of the Compensation Committee are to evaluate annually the performance of the CEO and other senior executives; set salaries and annual and long-term incentives for the CEO and other senior executives; review and approve the design and competitiveness of compensation plans, executive benefits and perquisites; review and approve goals used for the annual and long-term incentive plans; review and evaluate compensation arrangements to assess whether they could encourage undue risk taking; oversee the Corporation's annual and long-term incentive plans and deferred compensation plans; periodically review and make recommendations to the Board regarding the competitiveness of director compensation; retain and terminate, in its sole discretion, an independent compensation consultant used to assist in the evaluation of director, CEO or senior executive compensation and in its sole authority approve the independent consultant's fees and other retention terms; and produce a compensation committee report on executive compensation for inclusion in the proxy statement. The specific functions and responsibilities of the Compensation Committee are set forth in the Compensation Committee Charter. The Committee met four times during fiscal year 2012.

The ***Board Nominating and Governance Committee*** has three independent directors. The principal functions of this Committee are seeking, considering and recommending to the Board qualified candidates for election as directors and recommending a slate of nominees for election as directors at the Annual Meeting. It also periodically prepares and submits to the Board for adoption the Committee's selection criteria for director nominees ("Board Membership Criteria"). It reviews and makes recommendations on matters involving general operation of the Board and our corporate governance, and it annually recommends to the Board nominees for each committee of the Board. In addition, the Committee annually facilitates the assessment of the Board of Directors' performance as a whole and of the individual directors and reports thereon to the Board. The Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates. For more information regarding the Committee's role in director nominations, see "Director Nominations" below. The specific functions and responsibilities of the Board Nominating and Governance Committee are set forth in the Board Nominating and Governance Committee Charter. The Committee members met five times during fiscal year 2012.

The ***Technology Committee*** has four non-employee directors. The principal functions of the Technology Committee are to review and provide guidance on important technology-related issues, including the review of (i) our technology competitiveness; (ii) the strength and competitiveness of our engineering processes and disciplines; (iii) our technology planning processes to support our growth objectives; and (iv) our focus on engineering leadership and critical technologists development and replacement planning. The specific functions and responsibilities of the Technology Committee are set forth in the Technology Committee Charter. The Committee met twice during fiscal year 2012.

The ***Executive Committee*** has three directors. The principal function of the Executive Committee is to discharge certain responsibilities of the Board of Directors between meetings of the Board of Directors. The Committee may exercise all of the powers of the Board of Directors, except it has no power or authority to adopt, amend or repeal any sections or articles of our By-Laws or Restated Certificate of Incorporation; elect or remove officers, or fill vacancies in the Board of Directors or in committees; fix compensation for officers, directors or committee members; amend or rescind prior resolutions of the Board; make recommendations to shareowners or approve transactions that require shareowner approval; issue additional stock of the Corporation or fix or determine the designations and any of the rights and preferences of any series of stock (other than pursuant to a specific delegation of authority from the Board related to a shelf registration statement) or take certain other actions specifically reserved for the Board. The specific functions and responsibilities of the Executive Committee are set forth in the Executive Committee Charter. The Committee met once during fiscal year 2012.

The membership of each committee as of December 14, 2012 is listed below.

	Audit	Compensation	Board Nominating and Governance	Technology	Executive
Donald R. Beall				X	
Anthony J. Carbone		X*			X*
Chris A. Davis	X*				X
Ralph E. Eberhart		X		X	
John A. Edwardson		X		X	
Clayton M. Jones					X
David Lilley	X		X		
Andrew J. Policano	X		X*		
Cheryl L. Shavers			X	X*	
Jeffrey L. Turner		X			

*Chairman

Director Nominations

The Board Nominating and Governance Committee is responsible for identifying individuals who meet the Board's membership criteria and recommending to the Board the election of such individuals. The Committee identifies qualified candidates in many ways including using outside search firms and by receiving suggestions from directors, management and shareowners. Shareowners wishing to recommend director candidates for consideration by the Committee can do so by writing to the Board Nominating and Governance Committee, c/o the Secretary of the Corporation at our corporate headquarters in Cedar Rapids, Iowa, giving the candidate's name, biographical data and qualifications. Any such recommendation must be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. In addition to recommending nominees to the Committee, shareowners may also propose nominees for consideration at shareowner meetings. These nominee proposals must be provided timely and otherwise meet the requirements set forth in our By-Laws. See "Shareowner Proposals for Annual Meeting in 2014" set forth later in this proxy statement.

The Committee evaluates the qualifications of candidates properly submitted by shareowners under the same criteria and in the same manner as potential nominees identified by the Corporation. Director candidates are reviewed by the Committee as part of the Committee's Charter using various general guidelines set forth in the Board Membership Criteria, a copy of which is attached to the Board Nominating and Governance Committee Charter. Candidates are chosen with the primary goal of ensuring that the entire Board is balanced and collectively serves the interests of our shareowners. While the Committee does not have a formal policy with respect to diversity, the guidelines include taking into account such factors as diversity, background and experience, age and specialized expertise in the selection of candidates. In addition to the general guidelines, the Committee has identified the following minimum qualifications for Board membership: each nominee for director should be an individual of the highest character and integrity, have solid leadership skills, have experience at strategy/policy setting, have good communication skills, have a reputation for working constructively with others, have sufficient time available to devote to the affairs of the Corporation, be free of any conflict of interests that would interfere with the proper performance of the responsibilities of a director and be under the age of 72 as of the meeting of shareowners at which he or she will stand for election.

In connection with Mr. Edwardson's initial election to the Board, the Committee, among other things, sought to replace the experience and skills that the Board will be losing with the departure of Mr. Beall, a former chief executive officer. The Committee retained an outside search firm and asked Board members to recommend qualified candidates. The search firm vetted the recommended candidates together with the candidates it identified. Mr. Edwardson, who was recommended by the search firm, was chosen by the Committee as the strongest candidate meeting the Board Membership Criteria and also replacing the experience and skills that will be lost with Mr. Beall's departure.

Board's Role In Risk Oversight

The Board oversees the management of risks inherent in the operation of the Corporation's businesses and the implementation of its strategic plan. The Board reviews the risks associated with the Corporation's strategic plan at an annual strategic planning session and periodically throughout the year as part of its consideration of the strategic direction of the Corporation. In addition, the Board addresses the primary risks associated with the business of the Corporation on an ongoing basis at regular meetings of the Board.

Each of the Board's Committees also oversees the management of risks that fall within the Committee's areas of responsibility. In performing this function, each Committee has full access to management, as well as the ability to engage advisors. Non-Committee directors routinely attend each of the Committee meetings to help facilitate the Board's oversight role. The following paragraphs highlight risk matters overseen by two of the Board's Committees.

The Audit Committee oversees the operation of our Enterprise Risk Management program, including a review of the status of matters involving the primary risks for the Corporation. The Vice President and General Auditor, who regularly provides reports to the Audit Committee, assists in identifying, evaluating and monitoring risk management controls to address identified risks. The Audit Committee also oversees and monitors management's internal control over financial reporting and the preparation of the Corporation's financial statements. The Committee oversees the internal and external audits including the risk based approach used in the selection of audit matters. The Audit Committee provides reports to the Board that include these activities.

As part of its oversight of the Corporation's executive compensation program, the Compensation Committee, with the assistance of its independent compensation consultant, annually conducts a risk assessment of the Corporation's compensation policies and practices and reviews the internal controls and processes as they apply to compensation decisions and policies. The Compensation Committee provides reports to the Board that include its risk assessment and compensation decisions. Based upon its risk assessment, the Committee has identified several mitigating factors that help reduce the likelihood of undue risk taking related to compensation arrangements including, but not limited to, the use of multiple measures (earnings per share, sales, return on sales, operating cash flow and total shareowner return) in a balanced mix of annual and long-term incentive plans, use of multiple types of incentives (cash, stock options and performance shares), use of incentive payout caps in our annual and long-term incentive plans and executive stock ownership requirements that help to align incentives with long-term growth in equity values. Based on its review, the Compensation Committee has concluded that the Corporation's compensation policies and procedures do not encourage unreasonable risk taking.

Communicating With Board Members

As discussed above, the Chairman of the Executive Committee generally presides at regular executive sessions of our non-employee directors. Any shareowner or other interested party may communicate directly with this presiding director by sending an email to presiding director@rockwellcollins.com or writing to: Presiding Director, Rockwell Collins, Inc., 400 Collins Road NE, Cedar Rapids, IA 52498. Communications by shareowners or other interested parties may also be sent to non-employee directors, as a group or individually, by sending an email to board of directors@rockwellcollins.com or by writing to Board of Directors (or one or more directors by name), Attn: Corporate Secretary, Rockwell Collins, Inc., 400 Collins Road NE, Cedar Rapids, IA 52498. Upon receipt of any communication, the Corporate Secretary will determine the nature of the communication and, as appropriate, facilitate direct communication with the appropriate director.

CERTAIN TRANSACTIONS AND OTHER RELATIONSHIPS

The Board has adopted a Related Person Transaction Policy providing for the review and approval or ratification by the Audit Committee of certain transactions or relationships involving Rockwell Collins and its directors, executive officers, certain shareowners and their affiliates. The Audit Committee is responsible for reviewing these transactions and takes into account the pertinent facts and circumstances presented, and any other information they deem appropriate, to determine the disposition action that is in the best interests of the Corporation.

This written policy sets forth procedures for the review, approval or ratification and monitoring of transactions involving Rockwell Collins and "related persons." For the purposes of the policy, "related persons" include executive officers, directors and director nominees or their immediate family members, or shareowners owning five percent or greater of Rockwell Collins' outstanding stock. The Related Person Transaction Policy defines "related person transactions" in accordance with applicable SEC rules as any transaction in which the Corporation was or is to be a participant, and in which a related person has a material direct or indirect interest that exceeds $120,000. The policy requires these related person transactions to be reviewed and approved or ratified by the Audit Committee. In addition, this policy requires related persons to disclose to the Audit Committee the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and the related person's direct or indirect material interest in, or relationship to, the related person transaction.

The Corporation employed in a non-executive position the spouse of an executive (Roy Mattai, husband of Nan Mattai, Senior Vice President, Engineering and Technology) until his retirement on the last day of our 2012 fiscal year. Mr. Mattai received in excess of $120,000 in total employee compensation during the fiscal year. His compensation was established in accordance with the Corporation's customary employment and compensation practices applicable to employees with equivalent qualifications, experience and responsibilities. This employment relationship was approved by the Board.

The Corporation purchases goods and services in the ordinary course of business from companies where Mr. Edwardson served as an executive officer within the preceding three years. This relationship is further discussed above under the heading "Corporate Governance; Board Independence." This relationship is not material in amount and has been approved by the Board.

In addition, the Corporation assumed the responsibility to provide certain benefits to Mr. Beall, as described below under the heading "Compensation of Directors." The Board approved the assumption of these benefits pursuant to the Related Person Transaction Policy.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists entirely of directors who meet the independence and other requirements of the New York Stock Exchange and applicable law. All three members have been deemed "audit committee financial experts" (as defined by applicable Securities and Exchange Commission rules) by our Board. The Committee has furnished the following report:

We assist the Board of Directors in overseeing and monitoring the integrity of the Corporation's financial reporting process, compliance with legal and regulatory requirements and the quality of the internal and external audit processes. Our roles and responsibilities are set forth in the Audit Committee Charter, which was adopted by the Board of Directors. We review and reassess the Charter periodically and recommend any changes to the Board for approval.

We are responsible for overseeing the Corporation's overall financial reporting process. In fulfilling our responsibilities for the financial statements for fiscal year 2012, we:

- reviewed and discussed the audited financial statements for fiscal year 2012 with management and Deloitte & Touche LLP ("Deloitte"), our independent auditors;
- reviewed and discussed management's report and Deloitte's report and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act;
- discussed with Deloitte the matters required to be discussed by Statement on Auditing Standards No. 114 relating to the conduct of the audit; and
- received written disclosures and the letter from Deloitte regarding its independence as required by applicable requirements of the Public Company Accounting Oversight Board. We discussed with Deloitte its independence, and considered whether the provision of non-audit services by Deloitte is compatible with maintaining its independence. All audit and non-audit services provided by Deloitte to the Corporation in fiscal year 2012 were pre-approved.

Based on our review of the audited financial statements and discussions with management and Deloitte, we recommended to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for fiscal year 2012 for filing with the SEC. The Audit Committee also has reviewed the performance and independence of Deloitte and recommends that shareowners approve the selection of Deloitte as the Corporation's independent auditors for fiscal year 2013.

Audit Committee

Chris A. Davis, Chairman

David Lilley

Andrew J. Policano

EQUITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareowners. The following table provides information about each shareowner known to us to own beneficially more than five percent of the outstanding shares of our Common Stock.

Name and Address of Beneficial Owner	Shares	Percent of Class(1)
Capital World Investors(2) 333 South Hope Street Los Angeles, CA 90071	14,715,600	10.6
ValueAct Capital Master Fund, L.P.(3) 435 Pacific Avenue, Fourth Floor San Francisco, CA 94133	10,110,400	7.3
BlackRock, Inc.(4) 40 East 52 Street New York, NY 10055	8,160,088	5.9

(1) Percent of class calculation is based on shares of Common Stock outstanding as of December 10, 2012.

(2) This information is based on a Schedule 13G filed with the SEC by this shareowner reporting that it beneficially owned these shares as of June 29, 2012.

(3) This information is based on a Schedule 13D filed with the SEC by this shareowner reporting that it beneficially owned these shares as of August 16, 2011.

(4) This information is based on a Schedule 13G filed with the SEC by this shareowner reporting that it beneficially owned these shares as of December 30, 2011.

Management Equity Ownership. The following table shows the beneficial ownership, reported to us as of December 1, 2012, of our Common Stock, including shares as to which a right to acquire ownership within 60 days of that date exists (for example, through the exercise of stock options or through various trust arrangements) within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, of each director, each executive officer listed in the table and of such persons and other executive officers as a group.

	Beneficial Ownership on December 1, 2012	
Name	Shares(1)	Percent of Class(2)
Clayton M. Jones	1,363,874 (3,4,5)	*
Donald R. Beall	143,390 (4,6,7)	*
Anthony J. Carbone	59,004 (4,6,7)	*
Chris A. Davis	52,098 (4,6,7)	*
Ralph E. Eberhart	11,632 (7)	*
John A. Edwardson	2,330 (7)	*
David Lilley	19,900 (7)	*
Andrew J. Policano	16,488 (7)	*
Cheryl L. Shavers	28,088 (4,6,7)	*
Jeffrey L. Turner	3,287 (7)	*
Robert K. Ortberg	280,559 (3,4,5)	*
Patrick E. Allen	260,210 (3,4,5)	*
Gregory S. Churchill	386,453 (3,4,5)	*
Kent L. Statler	137,959 (3,4,5)	*
All of the above and other executive officers as a group (24 persons)	3,702,528 (3,4,5,6,7,8)	2.7

* Less than one percent

(1) Each person has sole voting and investment power with respect to the shares listed unless otherwise indicated.

(2) The shares owned by each person, and by the group, and the shares included in the number of shares outstanding have been adjusted, and the percentage of shares owned has been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(3) Includes shares held under our Retirement Savings Plan as of December 1, 2012. Does not include 13,825 share equivalents for Mr. Jones, 2,073 share equivalents for Mr. Ortberg, 2,119 share equivalents for Mr. Allen, 3,004 share equivalents for Mr. Churchill, 1,963 share equivalents for Mr. Statler and 39,922 share equivalents for the group, held under our Non-Qualified Savings Plan as of December 1, 2012. These share equivalents under the Non-Qualified Savings Plan are settled in cash in connection with retirement or termination of employment and may not be voted or transferred. Includes 22,572 shares for Mr. Allen that are pledged to a third party as security for a loan after Audit Committee approval consistent with the pledging policy described on page 27 of this proxy statement.

(4) Includes shares that may be acquired upon the exercise of outstanding stock options that are or will become exercisable within 60 days as follows: 1,175,300 for Mr. Jones, 15,000 for Mr. Beall, 15,000 for Mr. Carbone, 15,000 for Ms. Davis, 10,000 for Dr. Shavers, 240,933 for Mr. Ortberg, 218,566 for Mr. Allen, 335,250 for Mr. Churchill, 106,723 for Mr. Statler and 2,871,155 for the group.

(5) Does not include performance shares held by such persons for which shares of our Common Stock may be issued following the completion of any open three-year performance period, which shares are dependent on the level of achievement of our performance goals.

(6) Includes 21,381 shares for Mr. Beall, 11,984 shares for Mr. Carbone, 6,413 shares for Ms. Davis, and 4,632 shares for Dr. Shavers granted as restricted stock as compensation for services as directors.

(7) Includes 25,839 shares for Mr. Beall, 26,235 shares for Mr. Carbone, 26,924 shares for Ms. Davis, 11,632 shares for General Eberhart, 2,330 shares for Mr. Edwardson, 19,900 shares for Mr. Lilley, 16,488 shares for Dr. Policano, 13,456 shares for Dr. Shavers and 3,287 shares for Mr. Turner granted as restricted stock units as compensation for services as directors.

(8) Includes 8,448 shares under our Savings Plan, 644 shares under our Employee Stock Purchase Plan and 2,466 shares held in an IRA by spouses of executive officers as of December 1, 2012.

COMPENSATION OF DIRECTORS

2012 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation for each of our non-employee directors for fiscal year 2012. Mr. Edwardson became a non-employee director after fiscal year 2012. Mr. Jones, who is a director and our chief executive officer, does not participate in the compensation program for non-employee directors.

Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equality Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)(6)	Total ($)
Donald R. Beall (7)	100,000	135,955	—	—	—	23,091	259,046
Anthony J. Carbone	110,000	136,258	—	—	—	12,943	259,201
Chris A. Davis	110,000	136,992	—	—	—	6,926	253,918
Ralph E. Eberhart	100,000	122,010	—	—	—	—	222,010
David Lilley	105,000	129,565	—	—	—	5,000	239,565
Andrew J. Policano	110,000	127,185	—	—	—	—	237,185
Cheryl L. Shavers	105,000	123,954	—	—	—	5,003	233,957
Jeffery L. Turner	100,000	3,503	—	—	—	—	103,503

(1) Non-employee directors receive an annual retainer fee of $100,000 that they may elect to receive in cash or restricted stock units (RSUs) in lieu of cash. Each of Messrs. Beall, Carbone and Lilley and Ms. Davis elected to defer 100% of their 2012 cash retainer into RSUs.

(2) The Audit Committee Chairman receives an annual fee of $10,000 and each other Audit Committee member receives an annual fee of $5,000. The Compensation Committee Chairman receives an annual fee of $10,000 and the Chairman of the Technology Committee and the Board Nominating and Governance Committee each receive an annual fee of $5,000. These fees may be paid in cash or in RSUs in lieu of cash, at the election of each Committee member. Ms. Davis and Messrs. Lilley and Carbone elected to defer 100% of their 2012 Committee fees into RSUs.

(3) The dollar value represents the aggregate grant date fair value of the RSUs in accordance with FASB ASC Topic 718 and does not reflect a reduction for possible forfeitures. Under the 2006 Long-Term Incentives Plan, non-employee directors receive an annual grant of RSUs determined by dividing $110,000 by our closing stock price on the date of the shareowner's annual meeting. RSU dividend equivalents accrue quarterly and are included in this column. The amount of Mr. Turner's Stock Awards is lower than the amount shown for the other directors due to timing of when he was appointed to the Board.

(4) No options were awarded to non-employee directors in fiscal year 2012. Our non-employee directors have outstanding equity awards as of the end of fiscal year 2012 as follows:

Name	Option Awards	Restricted Stock Awards	Restricted Stock Unit Awards
Donald R. Beall	15,000	21,381	25,378
Anthony J. Carbone	15,000	11,984	25,728
Chris A. Davis	15,000	6,413	26,417
Ralph E. Eberhart	—	—	11,632
David Lilley	—	—	19,416
Andrew J. Policano	—	—	16,488
Cheryl L. Shavers	10,000	4,632	13,456
Jeffrey L. Turner	—	—	3,287

(5) Represents cash dividends paid on restricted stock for Messrs. Beall and Carbone and Ms. Davis and Dr. Shavers.

(6) Mr. Lilley participated in our charitable matching gift program with matching gifts up to $5,000. The matching gift is shown in this column.

(7) Mr. Beall also receives benefits related to his prior service as an executive of a predecessor company. These additional benefits are disclosed further in the narrative below.

Our non-employee director compensation program is reviewed on an annual basis by the Compensation Committee's independent consultant. The Board of Directors sets non-employee director compensation at approximately the median of non-employee director compensation for Fortune 500 companies. The components of the program are described below.

Cash Compensation

All non-employee directors receive a retainer fee of $100,000 per year for service on the Board of Directors, payable in advance in equal quarterly installments. An additional $10,000 annual retainer fee is paid to the chairman of each of the Audit Committee and the Compensation Committee and an additional $5,000 annual retainer is paid to the chairman of each of the Technology Committee and the Board Nominating and Governance Committee. An additional $5,000 annual retainer fee is paid to each of the other Audit Committee members. Under the 2006 Long-Term Incentives Plan (2006 LTIP), each director has the option each year to determine whether to defer all or any part of his or her retainer fees by electing to receive restricted stock units valued at the closing price on the date the cash retainer payment would otherwise be paid. Directors are reimbursed for all reasonable expenses associated with attending Board and Committee meetings and otherwise relating to their director duties. Directors are also eligible to receive up to $5,000 in matching charitable gifts under our matching gift program.

Stock-Based Compensation

In addition to the retainer fees described above, each non-employee director is granted restricted stock units under the 2006 LTIP concurrently with the director's initial election to our Board. Prior to April 2012, our practice was to grant each non-employee director restricted stock units with a value of $200,000 upon initial election to the Board and then additional restricted stock units with a value of $100,000 at the next Annual Meeting of Shareowners so long as the director had served on the Board for at least one year. Effective April 2012, the value of the restricted stock units granted at initial election to the Board is equal to $100,000 plus a prorated amount determined by multiplying $110,000 by a fraction, the numerator of which is the number of days remaining until the next Annual Meeting of Shareowners and the denominator of which is 365. Following each annual meeting, continuing non-employee directors are granted restricted stock units with a $110,000 value as of the date of the meeting. These restricted stock units, which do not have voting rights, entitle the directors to a contractual right to receive at a future date the number of shares of Common Stock specified. Pursuant to the terms of the directors' restricted stock units, dividend equivalents in the form of additional restricted stock units accumulate on the date we otherwise pay dividends on our Common Stock and directors receive unrestricted shares of our Common Stock in payment for restricted stock units upon termination of service on our Board of Directors.

Other

Mr. Beall receives, in addition to the standard non-employee director compensation described above, approximately $24,000 per month for office, telecommunication and administrative services. Payment for these office, telecommunication and administrative services are benefits granted by Rockwell (now known as Rockwell Automation, Inc.) that were assumed by us in our spin-off from Rockwell (the "Distribution") and are not compensation for services provided to us as a director. Mr. Beall also receives retirement benefits (principally defined benefit pension) as a result of his years of service with Rockwell that were assumed by us in the Distribution.

Director Stock Ownership Guidelines

Each non-employee director is required to own shares of our Common Stock with a market value of at least three times the annual retainer amount within four years of joining the Board of Directors. We consider all shares held as follows toward meeting these ownership guidelines: shares owned outright (including in trusts and those held by a spouse), shares of restricted stock and shares represented by restricted stock units. Unexercised stock options are not included toward meeting the guidelines. All of our non-employee directors, except Mr. Turner who joined the Board last year and Mr. Edwardson who joined in November, meet the ownership guidelines. The Compensation Committee's independent consultant reviews the ownership guidelines on an annual basis to ensure that they remain competitive with market practice.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis (CD&A) provides detailed information about the compensation program for the Corporation's named executive officers:

- Clayton M. Jones, Chairman and Chief Executive Officer
- Robert K. Ortberg, President. Mr Ortberg was promoted to President on September 20, 2012. Prior to this date, he served as our Executive Vice President, Chief Operating Officer, Government Systems
- Kent L. Statler, Executive Vice President, Chief Operating Officer, Commercial Systems
- Patrick E. Allen, Senior Vice President, Chief Financial Officer
- Gregory S. Churchill, Executive Vice President, International and Service Solutions

The CD&A includes the Compensation Committee's compensation philosophy, the objectives of our compensation program and a discussion of each element of compensation paid to the named executive officers for our most recently completed fiscal year. Unless otherwise noted, references to years in this CD&A are to our fiscal years.

Executive Summary

The Compensation Committee ("Committee") believes in pay-for-performance and approves programs that are aligned with corporate and shareowner goals. To attract and retain top talent, target compensation is set around the median of the competitive market with the opportunity to achieve greater compensation if superior performance is achieved. Payments under our annual incentives and long-term performance shares are 100% performance-based and dependent on the achievement of annual and long-term performance goals approved by the Committee.

2012 Annual Performance

The Corporation's performance results were lower than our financial goal targets for 2012. As a result, and consistent with our pay-for-performance philosophy, our annual incentive plan payments were generally paid at 45% of target this year as compared to 112% of target last year.

- Earnings per share of $4.41, excluding restructuring and asset impairments charges of $0.26 per share, was 2% less than our goal of $4.50, but exceeded our 2011 earnings per share of $4.06.
- Our revenue of $4.73 billion was 4.4% less than our goal of $4.95 billion and slightly less than our 2011 revenue of $4.83 billion. This decrease in revenue was largely due to deteriorating conditions in the U.S. Government segment, as well as the Hawker Beechcraft bankruptcy which impacted our Commercial Systems business.
- We achieved operating cash flow of $534 million, 21% below our 2012 goal of $675 million and 19% below our 2011 performance of $657 million, primarily due to lower sales, the Hawker Beechcraft bankruptcy and higher income tax payments.
- Under the Board's qualitative assessment the Committee approved a payout of 4% against a target of 10%. The goals that comprise the Board's qualitative assessment include enterprise goals that are made up of goals that position the Corporation for future growth/program pursuits, operational excellence and employee goals under our Value Proposition for People program. In approving the payout, the Committee considered the Corporation's performance in light of overall industry performance, market conditions and unplanned circumstances that arose during the year.

For more information on the 2012 annual incentive plan payments, see "2012 Performance Results and Payments" on page 23 of this proxy statement.

2010–2012 Long-Term Performance

The Corporation's performance during the 2010–2012 period resulted in return on sales of 13% which was above the target of 12%, and cumulative sales of $14.1 billion which was below the target of $16.4 billion. This resulted in an 87% payout of the 2010–2012 performance shares as compared to the 104% payout of the 2009–2011 performance shares last year. The Corporation's total shareowner return (stock price return and dividend yield) ranked in the middle group of the twelve aerospace and defense peer companies. As a result, no adjustment was made to the payout based upon the Corporation's total shareowner return performance. For more information on the performance shares, see "Performance Share Payments for the three-year period ending in 2012" on page 25 of this proxy statement.

Results for purposes of calculating payments under the incentive plans were adjusted for the impact of acquisitions and divestitures in accordance with the terms of the performance share award agreements.

Compensation Practices Reflective of Good Governance

In addition to emphasizing pay-for-performance, our compensation program reflects good governance practices:

- The Corporation adopted a clawback policy to supplement its other compensation recovery policies.
- The Corporation adopted a pledging policy that requires pre-approval of any pledging of our Common Stock by executive officers and directors.
- The Corporation enhanced an existing policy that prohibits the hedging of our Common Stock.
- The Corporation has not entered into employment agreements with its executive officers.
- Benefits are payable under executive change in control agreements only on a double trigger basis (i.e., a change in control and a qualifying termination of employment).
- Tax gross-ups are not provided to executive officers for any benefits or compensation, including under the change of control agreements.
- Benefit programs are generally the same for all employees.
- Stock ownership requirements for named executive officers are in place and monitored annually.
- The Committee is advised by an independent compensation consultant who advises on all named executive officer pay decisions and who also keeps the Committee apprised of compensation best practices.
- Each year the Committee conducts a risk assessment of the Corporation's compensation policies and practices.
- The Committee considers the results of the annual shareowners "say on pay" advisory vote on executive compensation. Given the strong support to our executive compensation program as reflected in last year's advisory vote on executive compensation, the design of our 2012 executive compensation was largely unchanged and continues to emphasize pay-for-performance.

Compensation Philosophy and Objectives

The Committee has developed and implemented compensation policies, plans and programs to provide competitive compensation that is highly dependent on the Corporation's performance and the enhancement of shareowner value, consistent with a pay-for-performance philosophy. Base salaries and target incentive compensation are set around the median compensation levels of other general industry companies of similar size. The Committee considers the total compensation package (earned or potentially available) in establishing each element of compensation.

Our compensation policies, plans and programs are designed to be:

- ***Aligned with Shareowner Interests:*** The interests of executives should align with the interests of our shareowners by using performance measures that correlate with the creation of shareowner value.
- ***Supportive of our Vision:*** Compensation should support the Corporation's vision roadmap defining who we are, what we stand for, what we hope to achieve and how we work across our company to achieve our goals and meet customer and shareowner expectations.
- ***Competitive:*** The total compensation package should be competitive with the general industry peer group and at a level appropriate to attract, retain and motivate highly qualified executives capable of leading Rockwell Collins to greater performance.
- ***Performance-based:*** A significant portion of compensation should be at risk and tied to corporate, business unit and individual performance.
- ***Balanced:*** Compensation plan design should promote a balance between annual and long-term business results.

What Compensation is Intended to Reward

A substantial amount of the named executive officers' compensation is variable and tied to the achievement of both annual and long-term incentive plan goals. To support our pay-for-performance philosophy, performance is evaluated as follows:

Corporate Performance. Our annual incentive plan is designed to reward the achievement of annual financial and qualitative goals that are important to the current and future success of the Corporation. These goals are included in the Corporation's annual operating plan that is prepared by management and approved by the Board of Directors. The same annual incentive plan design and performance metrics apply to all named executive officers and most employees of the Corporation worldwide.

Our 2006 Long-Term Incentives Plan was established to reward the achievement of long-term financial goals and increased shareowner value. This plan applies generally to about 150 executives worldwide, including the named executive officers. Under this plan, we grant three-year performance shares and stock options.

Business Unit Performance. The Chief Executive Officer ("CEO") reviews the performance of each business unit and shared service based on the achievement of goals included in the Corporation's annual operating plan consisting of both financial and qualitative measures. Based on this overall assessment, the CEO has been delegated the discretion by the Committee to adjust the annual incentive pool upward or downward by five percent to reflect the business unit's or shared service's performance.

Individual Performance. The Corporation's performance review and development plan applies to all salaried employees, including the named executive officers. Under this plan, an employee's performance is measured against the expectations of his or her position, whether he or she exhibits the Corporation's values in the performance of his or her job and whether the employee met or exceeded his or her individual performance goals. Individual performance goals are established at the beginning of each fiscal year and are aligned with the Corporation's annual operating plan. Performance under the plan is evaluated at the mid-year point and at the end of the fiscal year. The CEO approves the individual performance goals of the other named executive officers, evaluates their performance and recommends to the Committee any resulting performance adjustments to their salaries and annual incentive payments. The CEO's personal goals are approved by the Committee each year. Following the end of the fiscal year, the Committee, with input from the other directors, formally evaluates the CEO's performance during its executive session and approves any salary adjustment and/or individual performance adjustment to the annual incentive payment.

Roles and Responsibilities

Compensation Committee. The Committee has responsibility for the development and oversight of the Corporation's executive compensation program. The Committee consists entirely of independent directors. The Committee reports the results of its review and specific proposals regarding changes to compensation programs and actions regarding the executive officers to the Board of Directors. The Committee's duties and responsibilities are described under "Compensation Committee" on page 9 of this proxy statement.

Independent Consultant. The Committee selects and retains the services of an independent consultant to provide professional advice on the Corporation's executive compensation program and the non-employee director compensation program. The independent consultant, a managing principal at Semler Brossy Consulting Group, LLC ("independent consultant"), is retained directly by the Committee and provides no other service to the Corporation. The independent consultant interacts directly with the Committee's chairman, attends Committee meetings, assists with the design of compensation arrangements and provides an independent market assessment of peer companies and general industry compensation and practices. The independent consultant meets with new Committee members to orient them to the policies, plans and programs managed by the Committee. The independent consultant meets with management to collect information, to solicit management's input and to fully understand the Corporation's plans, goals and actual performance. The consulting relationship is reviewed by the Committee annually to determine its satisfaction with the services and advice provided by the independent consultant.

Management. The CEO reports to the Committee about the Corporation's performance, business unit performance and individual performance of the other executive officers. He also discusses the operational and financial plans for future performance periods (annual and long-term) as they relate to compensation decisions. The CEO provides input on the design of compensation programs and policies. He also makes recommendations for compensation changes for the other named executive officers. The Senior Vice President, Human Resources provides additional support, analysis and counsel, including execution of the programs under the supervision of the Committee. Certain members of management, including the CEO, regularly attend Committee meetings. The CEO is delegated authority to approve the compensation arrangements other than for designated senior executive positions in the Corporation, with limitations that are established by the Committee. The Committee typically meets for a portion of its meetings in executive session, with its independent consultant but without the CEO or other members of management. The Committee's deliberations on CEO compensation are held during a non-management executive session of the Committee that typically includes all non-executive board members.

Market Assessment

The Committee annually considers market data for total direct compensation (base salary plus annual and long-term incentives) for the named executive officers and other designated senior executives based on the independent consultant's review of market data. The Committee uses this market data to assess the competitiveness of the Corporation's executive compensation and the mix between fixed (base salary) and variable (annual and long-term incentives) compensation.

The Committee generally establishes base salaries as well as annual and long-term incentive targets around the median of the market data. Each executive can be paid above or below that amount based on years in the position, prior experience, individual performance and corporate performance. Although the Committee reviews market data, there is no commitment to tie any particular executive's compensation to the compensation paid by the peer group companies discussed below.

The Committee uses two sources of information to assess executive compensation, a general peer group comprised of companies with revenues similar to the Corporation and a peer group of companies in the aerospace and defense industry. The general peer group data is the primary source of market data and the aerospace and defense industry peer group is the secondary source. The general peer group provides more consistency year-over-year due to the large number of participants in the survey. A wider variety of positions are reported in the general peer group allowing more specific comparisons to the executive officers of the Corporation. The smaller group of aerospace and defense peers provide specific insight into industry practices and compensation decisions at individual companies.

- General industry peer group: The Corporation's senior executives have skills that are in demand outside of the aerospace and defense industry. The independent consultant conducted a September 2011 analysis using compensation information from a widely utilized executive compensation resource, the Towers Watson Compensation Data Bank, to obtain market data to support the compensation decisions made in November 2011. The independent consultant reviewed the compensation levels at companies with similar revenues. The general industry peer group is comprised of 114 companies with revenues ranging from $3 billion to $6 billion; the Corporation's 2011 revenue was approximately $4.8 billion and its 2012 goal was $4.95 billion. As a result, the Committee believes that these companies are good comparators. The companies in the general industry peer group are listed on Appendix A.
- The 2012 aerospace and defense industry peer group initially consisted of fourteen companies:

AAR Corporation	ITT Corporation
Alliant Techsystems Inc.	L-3 Communications Holdings, Inc.
The Boeing Company	Lockheed Martin Corporation
Esterline Technologies Corporation	Moog Inc.
General Dynamics Corporation	Northrop Grumman Corporation
Goodrich Corporation	Raytheon Corporation
Harris Corporation	Teledyne Technologies Inc.

During 2012, ITT Corporation and Goodrich Corporation were removed from the aerospace and defense industry peer group as a result of ITT Corporation's spin-off of its defense business and United Technology Corporation's acquisition of Goodrich Corporation. For 2013, these companies will be replaced with Exelis, Inc., ITT's spun-off defense business, and Spirit Aerosystems, Inc., a commercial supplier of airplane assemblies and components. These companies were recommended by the Committee's independent consultant because they have similar revenues to the Corporation and because of the industries in which they operate.

The aerospace and defense industry peer group is reviewed periodically by the Committee to assure that it continues to represent an appropriate group of competitive companies for executive compensation purposes. The companies were selected because they are representative of companies that compete with us for business and executive talent. Each year the independent consultant collects compensation data from public filings for each of these peer group companies. The Corporation's revenue is around the median of the peer group; however, because some companies are larger and some are smaller, the data is size-adjusted based on revenue to obtain a more comparable view of the market. This data is also interpreted giving consideration to year-over-year variability and the impact of changes of any individual named executive officer among the peer group companies.

Comprehensive Compensation Review

In the course of reviewing data from external sources and making decisions about the CEO's compensation or considering the CEO's recommendations for the other named executive officers, the Committee also reviews comprehensive compensation information for each named executive officer. This information includes detailed modeling of the current dollar value of all aspects of compensation, including base salary, annual and long-term incentives, perquisites, pension and savings plans, and health and welfare benefits. The Committee reviews this information to ensure that the total compensation awarded to each named executive officer is reasonable and consistent with the compensation philosophy and objectives discussed above.

Elements of the Compensation Program

The elements of the Corporation's executive compensation program are as follows: base salary, annual incentive, long-term incentives, benefits and perquisites. Each year the Committee approves the design and performance goals for both the annual and long-term incentives consistent with the Committee's compensation philosophy and objectives. The Committee considers the results of the annual advisory vote on executive compensation and incorporates such results as one of the many factors it considers in carrying out its responsibilities. The 2011 shareowner advisory vote results demonstrated continued strong support for the Corporation's executive compensation practices. The Committee did not implement any changes to the 2012 executive compensation program as a result of the 2011 shareowner advisory vote. In 2012, the Committee approved a clawback policy, a share pledging policy and an enhanced policy that prohibits the hedging of our Common Stock.

Allocation among the elements of total direct compensation.

The mix of base salary and annual and long-term compensation elements varies by position. To support the Corporation's pay-for-performance philosophy and consistent with external market assessment, the higher the level of responsibilities and accountability, the more compensation is at risk by being directly linked to achievement of the Corporation's annual and long-term performance goals.The allocation of target compensation for our named executive officers is shown below:



CEO
Performance Shares, 30.5%
Annual Incentive, 21%
Base, 18%
Stock Options, 30.5%
Long-term Incentives
Other Named Executive Officers
Performance Shares, 25.5%
Annual Incentive, 21%
Stock Options, 25.5%
Base, 28%

For purposes of determining the percentages shown above, it is assumed that annual incentives will be earned at target levels, stock options have a value determined by an option pricing model and the target number of performance shares awarded will have a value equal to the underlying value of the stock on the date of grant. Since these awards have both upside opportunity and downside risk, these percentages may not reflect the actual amounts realized.

Key Compensation Elements	Purpose
Base Salary	Forms basis for a competitive compensation program and attracting and retaining top executives
	Reflects responsibilities, performance and experience of each executive
Annual Incentive Compensation	Aligns compensation with annual performance results
	Encourages achievement of annual corporate financial goals
	Business unit and individual payout adjustments provide focus on performance at the business unit and individual levels
Long-term Incentive Compensation	Alignment of executives with shareowner interests and long-term company performance
	Encourages achievement of long-term business objectives
	Promotes executive retention

Base Salary. Each of the named executive officers is paid a base salary for performance of his or her job duties and responsibilities. Base salary targets are generally set around the median of the competitive data; however, actual salaries can be below, at or above the median depending on performance and past experience. Newly promoted named executive officers are typically paid below the median of the competitive data with salary increases over time designed to move them to the median or above subject to meeting or exceeding their performance objectives.

Base salary is reviewed annually and consideration is given for base salary adjustments based on individual performance and available competitive data that is presented by the independent consultant. The salaries of the named executive officers are approved by the Committee after considering input from the CEO regarding base salary adjustments for the other named executive officers and consulting with the independent consultant and the Board of Directors. The base salaries for the named executive officers for each of the past three fiscal years appear in the Summary Compensation Table on page 29 of this proxy statement.

Base salary adjustments for 2012. The Committee approved a base salary increase for the CEO effective on December 31, 2011 of 3.5% to bring his salary to $1,138,500 per year, within the competitive range for similar-sized companies in the general peer group, and to recognize his leadership, the performance of the Corporation during challenging economic times and the achievement of his personal goals. The CEO recommended and the Committee approved base salary adjustments for the other named executive officers ranging from 2.7% to 5.7% using the same criteria, market position and performance, as for all other salaried employees. On September 22, 2012, Mr. Ortberg's salary was increased from $582,000 to $700,000 to reflect the increased responsibilities of his new position as our President.

Annual Incentives. Annual incentive plan participants are eligible for lump sum cash payments based on the achievement of specific financial and qualitative goals that are included in the Corporation's annual operating plan approved by the Board of Directors. The annual operating plan reflects the Corporation's performance commitments to its key constituents, shareowners, customers and employees for the upcoming year. Prior to the beginning of each year, the Committee, with input from other members of the Board of Directors, management and the independent consultant, determines the performance measures that are most important for the Corporation to achieve its goals.

2012 Target Annual Incentive Awards. The target awards are expressed as a percentage of salary paid during the fiscal year. Target annual incentive amounts for the named executive officers are reviewed annually by the Committee using the competitive information provided by the independent consultant. For 2012, Mr. Jones' target was increased from 110% to 120%, Mr. Ortberg's and Mr. Statler's targets were increased from 75% to 80% and Mr. Allen's target was increased from 70% to 75%. Target awards are set around the median of the competitive data for each position. In assessing the competitive data, the Committee will make changes to targets only if the competitive data shows that any increases have been sustained over a two-year period.

Position	2012 Target
Chairman and CEO	120%
EVP, COO, Government Systems	80%
EVP, COO, Commercial Systems	80%
SVP, CFO	75%
EVP, International and Service Solutions	70%

The annual incentive plan is designed to provide competitive annual incentive payments if target goals are achieved, to provide above-target payments if these goals are exceeded and to provide below target payments or no payments if the goals are not achieved. Annual incentive payments can range from zero to 200% of the annual incentive target based on the performance achieved against the financial and qualitative goals in the annual operating plan. Each named executive officer's annual incentive payout, other than the CEO's, is subject to business unit, as well as individual, adjustments of plus or minus five percent in accordance with recommendations from the CEO to the Committee. The Committee may similarly adjust the CEO's annual incentive payout. Effective September 22, 2012, Mr. Ortberg's annual incentive target was increased to 95% to reflect the increased responsibilities of his new position as our President.

2012 Performance Goals. For each of the financial measures, the Committee establishes target goals based on the Corporation's annual operating plan approved by the Board of Directors. A minimum threshold below which no payment will be made and stretch goals are set for each measure to establish the maximum payout for the year.

The 2012 financial goals consisted of earnings per share, sales and operating cash flow which collectively made up 90% of the annual bonus opportunity. The remaining ten percent consisted of goals established under the Board's qualitative assessment in the categories of future growth/program pursuits, operational excellence, employee goals under the Corporation's Value Proposition for People Program, comparison to industry performance, market conditions, execution of strategies and response to unplanned circumstances during the year. The CEO presents a detailed report on the achievement of these goals to the Committee at the end of the year and the Committee exercises its judgment in determining the Corporation's performance against these qualitative goals.

Our 2012 earnings per share, sales and operating cash flow target goals were each set at the midpoint of the Corporation's initial 2012 financial guidance. The weighting of the performance measures is evaluated each year. For 2012, the sales and operating cash flow weightings were respectively decreased and increased each by five percent to reflect the added importance of operating cash flow during turbulent economic times. Earnings per share continued to be the highest weighted measure due to its importance to shareowners.

Measure	Earnings per share	Sales	Operating Cash Flow	BOD Qualitative Assessment
2012 Weighting	45%	25%	20%	10%
2011 Weighting	45%	30%	15%	10%

2012 Performance Results and Payments. Financial performance for 2012 and the Committee's assessment of the goals under the Board's qualitative assessment resulted in a payout of 45% of the target award before any adjustments for business unit or individual performance. For Messrs. Jones and Ortberg, payouts were made at 40% of target due to lower than expected financial results from our Government Systems business in the fourth quarter of the fiscal year. Actual performance in 2012 against target goals is summarized in the following table.

Measure	Earnings per share ($)		Sales ($B)		Operating Cash Flow ($M)		BOD Qualitative Assessment	Payout
2012 Target	4.50	45%	4.95	25%	675	20%	10%	100%
2012 Results*	4.41	35%	4.73	6%	534	0%	4%	45%

*Sales and earnings per share were adjusted for acquisitions, divestitures and certain other nonrecurring items in accordance with the plan.

Long-Term Incentives. The purpose of our long-term incentive compensation plan is to align an executive's performance to the long-term success of the Corporation. Compensation from long-term incentives makes up a significant portion of the overall compensation of the named executive officers, is tied to growing the Corporation's stock price and is contingent on whether three-year financial targets are achieved. Our 2006 Long-Term Incentives Plan provides the Committee with the flexibility to grant long-term incentive awards in a variety of forms. The Committee currently grants long-term incentive compensation in the form of stock options and three-year performance shares. In addition to their alignment to the Corporation's long-term success, these performance-based awards are designed to drive shareowner value while also serving as an important retention tool because they are each earned over three years.

The payment of performance shares, which can range from zero to 200% of the target, is dependent on organic sales growth and return on sales (net income divided by total sales) to encourage profitable growth. A peer performance modifier, based on total shareowner return (TSR) defined as share price growth and dividend yield over the three-year period, can drive an adjustment up or down by 20% of the amount otherwise payable as noted below:

Relative TSR Performance to Peer Group	Total Shareowner Return Modifier
≥ 80th percentile	120%
≥ 65th – < 80th percentile	110%
≥ 40th – < 65th percentile	100%
≥ 20th – < 40th percentile	90%
< 20th percentile	80%

2012 Long-Term Incentives Grant. At its November 2011 meeting, after consulting with the independent consultant, the Committee granted stock options and three-year performance shares (for the 2012–2014 performance period) to the CEO, the other named executive officers and certain other executives under the 2006 Long-Term Incentives Plan. The target awards in dollars for the CEO and other named executive officers were established after taking into account levels of responsibility, the past three years of competitive market data and the relative contribution of each position to the business (i.e., internal equity or consistency between positions). Except for the CEO, all target values were unchanged year over year. The CEO's target was increased by $250,000 to recognize his leadership, the performance of the Corporation during challenging economic times and the achievement of his personal goals. The target dollar value of the long-term incentives granted to each of the named executive officers for the 2012–2014 fiscal year period is shown below:

Position	2012–2014 Target Value ($)
Chairman, President and CEO	4,000,000
EVP, COO, Government Systems	1,100,000
EVP, COO, Commercial Systems	1,100,000
SVP, CFO	1,000,000
EVP, International and Service Solutions	900,000

Stock Options - 50% of the 2012 target dollar value for each named executive officer's long-term incentive award was granted as stock options. The number of stock options granted is determined on the date of grant by dividing the targeted dollar value of stock options by the fair value of one stock option (using a Binomial Lattice option pricing model for valuation) and rounded up to the nearest 100 shares. The options vest in three equal amounts on the first, second and third anniversaries of the grant date. The exercise price of the stock options is equal to our closing share price on the date of grant.

Performance Shares - the remaining 50% of the 2012 target dollar value for each named executive officer's long-term incentive award was granted in the form of three-year performance shares. The number of performance shares granted is determined by dividing the remaining 50% of the 2012 long-term incentive target dollar value by the closing price of our Common Stock on the date of grant. The number of performance shares paid at the end of the three-year performance period can range from zero to 200% of the target and is dependent on achievement of pre-established organic sales growth and return on sales (net income divided by total sales) goals for the years 2012–2014. As noted above, the number of performance shares is also subject to adjustment based upon the Corporation's relative TSR performance to the aerospace and defense peer group.

Financial Goals:

The 2012–2014 financial goals focus on the long-term profitable growth of the Corporation as measured by return on sales and cumulative sales, and total return to shareowners relative to aerospace and defense industry peer group companies. The cumulative sales and return on sales goals are shown below.

Performance Level	Cumulative Sales		Return on Sales		Target Total Payout %
	Goal ($B)	Target Payout %	Goal	Target Payout %	
Target	16.06	40%	12.5%	60%	100%

Cumulative sales reflect an average annual organic growth rate of 5.4% per year for the 2012–2014 performance period. This represents a 2.6% decrease in the average annual organic growth from the prior cycles to reflect the expected decline in U.S. defense spending. The three-year cumulative sales goal of $16.06 billion is 2% less than the $16.4 billion goal used in the previous two cycles.

Return on sales is determined by dividing net income by the total sales for the years 2012–2014. The target was set at 12.5%, half a percent higher than the goal established from the prior cycle to reflect the Corporation's historical strong return on sales performance. The return on sales goal encourages profitable growth and significantly exceeds the return on sales generally achieved by the aerospace and defense industry peer companies.

The Committee made changes impacting how performance shares could be earned as compared to prior years. In prior years, the payout of performance shares was determined based on a matrix design. For 2012–2014, the Committee adopted an additive design where the number of performance shares that can be earned is determined by adding the number earned based upon the cumulative sales results to the number earned based on the return on sales results. This additive design is also used under the annual incentive plan. For 2012–14, the Committee weighted the goals so that 60% of the award opportunity is dependent on return on sales to provide a greater emphasis on profitable growth. The remaining 40% of the award opportunity may be earned based upon the Corporation's cumulative sales achievement. This change was made to simplify the design of the performance shares and promote a greater focus on each of the performance goals separately. In setting the goals, the Committee considered management's expectations of the performance of these measures as reflected in the Corporation's five-year plan, analyst expectations, and the goals and performance achieved in prior cycles.

Peer performance modifier:

Consistent with performance share grants in prior years, the 2012–2014 performance shares are subject to a peer performance modifier based upon the Corporation's total shareowner return relative to the aerospace and peer group companies. In addition to a positive or negative 20% adjustment as in prior performance periods, there can also be positive or negative adjustments in increments of 10% up to a maximum adjustment of positive or negative 20% for the 2012–2014 performance period. The Committee introduced more adjustment tiers to better reflect the Corporation's total shareowner return performance relative to the aerospace and defense peer group companies.

The total number of shares awarded in November 2011 to 141 executives for stock options and performance shares at target payout represented in the aggregate less than one percent of the total shares outstanding as of the date of grant. The Committee will review the level of achievement against the pre-established financial goals at its November 2014 meeting and determine the payment, if any, earned by participants for the 2012–2014 performance shares.

Performance Share Payments for the three-year period ending in 2012. In November 2012, the Committee also determined the payments to participants for the three-year performance shares granted in November 2009 covering the fiscal years 2010 through 2012. The pre-established goals for the three-year period were for cumulative sales and return on sales. Performance for the three-year performance period is summarized below:

- Return on sales, after adjustment for acquisitions and non-recurring items, was 13%, exceeding the target of 12%. This compares to a median return on sales of 6.4% among the aerospace and defense industry peer companies over the same period.
- Cumulative sales, after a net reduction of $59 million to reflect the impact of acquisitions and dispositions, was $14.137 billion compared to a goal of $16.4 billion.

- Total shareowners return (stock price plus dividends) ranked in the middle group of the aerospace and defense peer companies. As a result, there was no total shareowner return adjustment to the payout.

Based on the Corporation's financial performance, 87% of target performance shares were earned for the 2010–2012 performance period. Payments were made to 142 executives of the Corporation, including the CEO and other named executive officers, based on the formula established for the awards.

Equity grant practices. The Committee has continued to follow a practice of granting long-term incentives (including stock options) at its November meeting each year. The meeting date is scheduled at least one year in advance. This meeting follows the public release of annual earnings typically by about two weeks. This allows the market to absorb the impact of the Corporation's public release of year-end financial results before the Committee makes the annual grant. The Committee on occasion will make grants at other regularly scheduled meetings when a new executive is named either as a result of an internal promotion or hiring. The Committee has delegated to the CEO the authority to make individual equity grants to positions below certain designated senior executive positions. These grants are approved by the CEO on the date of a regularly scheduled meeting of the Board of Directors. The Committee reviews the use of this delegation at its November meeting each year.

Benefits

The named executive officers generally are covered by the same broad range of benefit programs available to other U.S. salaried employees of the Corporation. These benefits include medical, prescription drug, dental, vision, flexible spending accounts, defined contribution savings plans, employee stock purchase plan, life insurance, disability payments and vacation. The Corporation provides a broad array of benefit programs to attract and retain a skilled and highly talented workforce and to provide employees with choices to meet their personal needs. These benefits are reviewed periodically to assure that they remain competitive and cost effective. It is the Corporation's intention to provide a comprehensive benefits program that in total value is around the median of competitive practice.

Deferral Plans

To provide a tax-effective opportunity to save for retirement or other future needs, the Board of Directors has authorized compensation plans that allow for the elective deferral of the receipt of base salary and annual incentive awards when earned and otherwise payable to eligible employees. Eligible employees include the named executive officers and a select group of other management and professional employees. Deferred amounts accrue earnings or losses based on each participant's selection of investment choices that generally mirror the funds provided in the Corporation's qualified savings plan.

Perquisites

As part of a comprehensive executive compensation program, the Committee has provided the named executive officers certain annual perquisites, including the following: car allowance, financial planning allowance, reimbursement for an executive physical exam, executive long-term disability benefits, event tickets and airline club memberships. Our named executive officers are permitted to use the Corporation's aircraft for personal use on a very limited basis.

The perquisites we provide are designed to be competitive within the general industry peer group. They are reviewed annually by the Committee to assure that they continue to be competitive and consistent with the Committee's overall compensation philosophy. Details about the perquisites provided to the CEO and other named executive officers are included in Note 7 to the Summary Compensation Table.

Stock Ownership Guidelines; Hedging and Pledging Restrictions

The Committee believes that senior executives should have a significant equity interest in the Corporation. To promote equity ownership and further align the interests of senior executives with the Corporation's shareowners, the Committee established ownership guidelines for certain senior executives.

These guidelines require that each named executive officer own shares of the Corporation's Common Stock with a market value of at least a specified multiple of his salary within a predetermined time period. The guidelines are as follows:

	Stock Ownership as a Multiple of Base Salary
CEO	6x
Other Named Executive Officers	3x

Progress toward meeting the guidelines is reviewed by the Committee annually. Based on the Corporation's 2012 fiscal year end stock price of $53.64 per share, the ownership guidelines have been met, or are projected to be met in accordance with the guidelines.

The Committee considers the following as shares held toward meeting the ownership requirements: shares and share equivalents owned outright (including in trusts and those held by a spouse), shares in the qualified savings plan and share equivalents held in the non-qualified savings plan. Unexercised stock options and unearned performance shares are not included toward meeting the guidelines. The Corporation's insider trading guidelines prohibit our executive officers or employees from selling our Common Stock "short," entering into any puts or calls relating to our Common Stock or hedging. In addition, pledging of our stock by executive officers and Directors is subject to prior approval. Any pledge by the Chairman of the Board of Directors, the CEO, the President, the Chief Financial Officer, the Vice President and Controller, the Vice President and General Auditor and the General Counsel and Secretary shall not be permitted without the consent of the Audit Committee of the Board of Directors. Any pledge by a Director or any other executive officer shall not be permitted without the consent of the Chairman of the Board of Directors. In deciding whether to grant consent, the Audit Committee or the Chairman, as the case may be, will consider the number of shares proposed to be pledged, the potential impact of a forced sale of the pledged stock on the Corporation's stock price, the length of the loan, the ability of the individual to repay the loan without recourse to shares, stock ownership guidelines applicable to the individual and such other factors determined to be relevant under the circumstances.

Employment, Severance and Change of Control Agreements

The Corporation does not generally enter into employment contracts with its executive officers, including severance arrangements. None of our named executive officers have employment contracts. The executives serve at the will of the Board of Directors. This approach allows for removal of an executive officer prior to retirement whenever it is in the best interest of the Corporation to do so, with discretion on whether to provide any severance benefits (excluding vested benefits). On the rare occasion when an executive officer is removed, the Committee exercises its business judgment in approving any appropriate separation agreement in consideration of all relevant circumstances, including the individual's term of employment, past accomplishments and reasons for separation.

The Committee has approved change of control employment agreements with each of the named executive officers and with certain other executives. The current agreements were approved in 2009 after reviewing the competitive data for similar arrangements with the independent consultant. The Committee has adopted these agreements to provide executive officers with a strong incentive to continue their employment with the Corporation if there is a change of control, or the threat of such a transaction, and to maintain a competitive total compensation program. These change of control employment agreements protect executives if they are terminated by an acquiror following a change of control.

Change of control severance payments are subject to a "double trigger" requiring that a change of control occur and a termination, or constructive termination, of employment also occur within a two-year protected period. Additionally, stock options and performance shares have "double trigger" vesting. Our named executive officer's change of control agreements are automatically renewed each year with a one-year term unless 60-days notice of non-renewal is given prior to the renewal date. There are no excise tax gross-ups of these change of control benefits. As described in more detail under "Potential Payments Upon Termination or Change of Control," the severance benefit under the change of control of agreement is equal to three times the named executive officer's annual compensation, which is the sum of his annual salary and annual incentive bonus target. The Committee has determined, based upon its independent consultant's review of competitive practices, that the severance benefit will not exceed two times any new executive officer's annual compensation, except for the severance benefit that may be paid to a new chief executive officer.

The Committee has provided for special treatment of long-term incentive awards upon death, disability and retirement, as well as change of control. The Committee evaluates these provisions from time to time and believes they are appropriate as part of a competitive total compensation program. For additional details about the terms and potential payments in the event of change of control and other separations, see the discussion of "Potential Payments upon Termination or Change of Control."

Payment Recovery Provisions

Executive officers are subject to certain restrictive agreements upon a termination of employment, including confidentiality restrictions, mutual arbitration agreements, non-competition covenants and employee non-solicitation arrangements. An executive could lose all outstanding long-term incentives and/or be required to refund various long-term incentive benefits realized in the prior two-year period for breaching the non-compete or non-solicitation restrictions.

The CEO and CFO could also be required by law to reimburse the Corporation for certain incentive compensation amounts received associated with misconduct leading to an accounting restatement. In addition to the recovery provisions stated above, the Committee recommended and the Board of Directors adopted a clawback policy that allows the Board, at its discretion, to recover annual incentive payments, performance share payments and stock option gains from a covered executive if the Board determines that the covered executive engaged in fraud or illegal activity and as a result there was a substantial negative impact to the Corporation or its financial condition, including upon a financial restatement. Under the policy, the Board may recover the last three incentive compensation and performance share payments and any gains realized upon the exercise of stock options in the preceding three years. The clawback policy covers all of our executive officers, as well as certain other executives.

Tax Deductibility of Executive Compensation

Under Internal Revenue Code Section 162(m), a publicly-held Corporation may not deduct in any taxable year compensation in excess of one million dollars paid in that year to its CEO and its other named executive officers (other than its CFO) unless the compensation is "performance based." Annual incentive plan payments, grants of stock options and grants of performance shares are designed to be "performance based" compensation. Since the Committee retains discretion with respect to base salaries and certain other compensation awards, those elements do not qualify as "performance based" compensation for these purposes. For fiscal year 2012, the Committee believes that all of the compensation for the named executive officers is deductible under this tax code provision, other than the portion of Mr. Jones' base salary and perquisites that is in excess of one million dollars.

Bonuses under the Corporation's Annual Incentive Plan for the named executive officers are paid pursuant to the 2006 Annual Incentive Compensation Plan for Senior Executive Officers to ensure that the payments may be fully deductible to the Corporation for tax purposes. This plan defines a maximum amount for the awards that can be allocated each year to each of the named executive officers. The annual incentive awards actually paid to these executives have always been well below this plan's maximum. The Committee uses its discretion to reduce the amount otherwise payable under this plan so these senior executives earn fully deductible annual incentive payments based on the achievement of the same performance goals set forth in the annual incentive plan that applies to all employees generally.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors acts on behalf of the Board to establish and oversee the executive compensation program in a manner that serves the interests of the Corporation and its shareowners. For a discussion of the policies and procedures, see "Corporate Governance; Board of Directors and Committees—Compensation Committee" in this proxy statement.

Management of the Corporation prepared the Compensation Discussion and Analysis of the compensation program for named executive officers. We reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2012 (included in this proxy statement) with management. Mr. Edwardson's name does not appear below because he did not participate in any of the compensation decisions made during fiscal year 2012 since he joined the Compensation Committee in fiscal year 2013. Based on this review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the 2012 Form 10-K for filing with the Securities and Exchange Commission. The Board has approved that recommendation.

Compensation Committee

Anthony J. Carbone, Chairman

Ralph E. Eberhart

Jeffrey L. Turner

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation, from all sources, paid to or earned by our chief executive officer, chief financial officer and our other three most highly compensated executive officers at fiscal year end 2012 (the "named executive officers"), for services rendered in all capacities to us and our subsidiaries for the 2012, 2011 and 2010 fiscal years.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)(4)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value ($)(6)	All Other Compensation ($)(7)	Total ($)
Clayton M. Jones, Chairman and CEO	2012	1,128,876	--	2,440,065	2,000,160	541,860	896,613	247,783	7,255,357
	2011	1,083,751	--	1,818,789	1,875,525	1,335,181	668,215	218,371	6,999,832
	2010	1,022,538	--	1,242,534	1,751,040	746,453	1,640,505	159,018	6,562,088
Robert K. Ortberg, President	2012	579,270	--	671,055	550,044	186,177	233,133	123,870	2,343,549
	2011	556,501	--	533,529	550,154	467,000	114,296	102,130	2,323,610
	2010	521,101	--	390,511	550,400	285,303	157,984	81,470	1,986,769
Kent L. Statler, EVP and COO, Commercial Systems	2012	556,001	--	671,055	550,044	200,160	253,210	111,128	2,341,598
	2011	533,250	--	533,529	550,154	452,000	115,435	94,679	2,279,047
	2010	480,278	--	248,507	350,720	250,646	157,985	76,009	1,546,145
Patrick E. Allen, SVP and CFO	2012	547,500	--	610,050	500,040	184,781	201,844	94,565	2,138,780
	2011	518,750	--	485,021	500,140	411,000	92,700	81,528	2,089,139
	2010	492,020	--	319,509	450,560	257,672	127,926	71,581	1,719,268
Gregory S. Churchill, EVP International and Service Solutions	2012	558,251	--	549,045	450,036	175,849	547,954	116,625	2,397,760
	2011	547,000	--	436,514	450,126	429,000	278,767	111,914	2,253,321
	2010	540,777	--	390,511	550,400	283,877	392,154	89,800	2,247,519

(1) Salaries reported are based on a fiscal year, while any approved adjustments to salary are implemented on a calendar year basis. Salaries include amounts deferred to the Corporation's qualified and non-qualified savings plans, as well as to the Corporation's deferred compensation plan. The annual salary reported in the table may vary from year to year in part because the number of days in our fiscal year varies.

(2) No discretionary bonus was paid to any named executive officer.

(3) The dollar values set forth represent the aggregate grant date fair value for stock awards and stock options, respectively, in fiscal years 2012, 2011 and 2010 in accordance with FASB ASC Topic 718 and do not reflect a reduction for possible forfeitures. Generally, the aggregate grant date fair value is the amount we expect to expense on the date of grant in our financial statements over the vesting schedule of an award. These amounts represent our expected accounting expense and do not correspond to the actual value that may be realized by the named executive officers. A discussion of the assumptions used in calculating the aggregate grant date fair values for the stock awards and stock options is set forth in Note 13 of the Notes to Consolidated Financial Statements in our 2012 Annual Report on Form 10-K.

(4) The vesting of the performance shares is dependent on our achievement of cumulative sales and return on sales over a three year period. The number of shares that vest is also subject to adjustment based on our relative total shareowner return as compared to the peer companies as described on page 25 of this proxy statement. The dollar values set forth in this column represent the aggregate grant date fair value of the performance shares based upon the probable outcome of the achievement of our cumulative sales and return on sales goals on the date of grant. Since the probable outcome of achievement of these goals on the date of grant may vary year over year, and individual performance share targets may also vary, the dollar values reported may vary year over year. The aggregate grant date fair value of the 2012 performance shares assuming that the cumulative sales and return on sales goals are fully achieved would result in an additional value of $1,560,042 to Mr. Jones, $429,035 to Mr. Ortberg, $429,035 to Mr. Statler, $390,032 to Mr. Allen and $351,029 to Mr. Churchill.

(5) The dollar values in this column represent Annual Incentive Compensation Plan payments.

(6) The increase in the actuarial value of these benefits is primarily attributable to the fact that a lower discount rate of 3.56% was used to value these benefits this year as compared to last year; no additional amounts are payable to our named executive officers under our defined benefit pension plans, which were frozen in 2006 for all of our salaried employees. The actuarial value of these benefits fluctuates from year to year based on required changes in discount rates. The 2012 increase in the present value of qualified and non-qualified pension plan benefits for each named executive officer is as follows: Mr. Jones $92,561 in the qualified plan and $804,052 in the non- qualified plan, Mr. Ortberg $128,687 in the qualified plan and $104,446 in the non-qualified plan, Mr. Statler $115,989 in the qualified plan and $137,221 in the non-qualified plan, Mr. Allen $68,916 in the qualified plan and $132,928 in the non-qualified plan and Mr. Churchill $163,263 in the qualified plan and $384,691 in the non-qualified plan. For more information about these plans, see the Pension Benefits section below.

(7) Includes the aggregate incremental cost to the Corporation of providing perquisites and personal benefits to the named executive officers for the year. Named executive officers are eligible for automobile allowances, airline club memberships, financial planning, an executive long-term disability benefit, event tickets and an executive physical. The aggregate incremental cost of the executive long-term disability benefit is calculated based on the additional cost to insure this benefit as compared to the long-term disability benefit provided to employees generally.

For Mr. Jones the amount in this column for 2012 represents the sum of the following components: $25,200 for automobile allowance, contributions to the Corporation's qualified and non-qualified savings plans made up of $67,688 in company matching contributions and $147,799 in retirement contributions, $3,433 for the incremental cost of the executive long-term disability benefit, plus other perquisites totaling $3,663 comprised of an executive physical, incidental costs from attendance at an offsite Board meeting and financial planning.

For Mr. Ortberg the amount in this column for 2012 represents the sum of the following components: $20,500 for automobile allowance, contributions to the Corporation's qualified and non-qualified savings plans made up of $34,597 in company matching contributions and $62,617 in retirement contributions, $2,750 for an executive physical plus other perquisites totaling $3,406, comprised of the incremental cost of the executive long-term disability benefit, incidental costs from attendance at an offsite Board meeting and event tickets.

For Mr. Statler the amount in this column for 2012 represents the sum of the following components: $20,400 for automobile allowance, contributions to the Corporation's qualified and non-qualified savings plans made up of $33,337 in company matching contributions and $50,381 in retirement contributions, $3,890 for an executive physical, plus other perquisites totaling $3,120 comprised of the incremental cost of the executive long-term disability benefit, incidental costs from attendance at an offsite Board meeting, financial planning and event tickets.

For Mr. Allen the amount in this column for 2012 represents the sum of the following components: $20,400 for automobile allowance, contributions to the Corporation's qualified and non-qualified savings plans made up of $32,815 in company matching contributions and $37,690 in retirement contributions, plus other perquisites totaling $3,660 comprised of the incremental cost of the executive long-term disability benefit, financial planning and incidental costs from attendance at an offsite Board meeting.

For Mr. Churchill the amount in this column for 2012 represents the sum of the following components: $20,400 for automobile allowance, contributions to the Corporation's qualified and non-qualified savings plans made up of $33,478 in company matching contributions and $59,218 in retirement contributions, plus other perquisites totaling $3,529 comprised of the incremental cost of the executive long-term disability benefit, incidental costs from attendance at an offsite Board meeting, an executive physical, an airline club, financial planning and event tickets.

GRANTS OF PLAN-BASED AWARDS

Shown below is information on grants to the Named Executive Officers of plan-based awards during fiscal year 2012.

Name	Grant Date	Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards		All other Stock Awards: Number of Shares Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)				
Jones	10/1/2011	ICP[(1)]	1,354,651	2,709,302	—	—	—	—	—	—
	11/14/2011	Performance Shares [(2)]	—	—	36,358	87,259	—	—	—	2,440,065
	11/14/2011	Stock Options [(3)]	—	—	—	—	—	144,000	55.01	2,000,160
Ortberg	10/1/2011	ICP [(1)]	463,416	926,832	—	—	—	—	—	—
	11/14/2011	Performance Shares [(2)]	—	—	9,999	23,998	—	—	—	671,055
	11/14/2011	Stock Options [(3)]	—	—	—	—	—	39,600	55.01	550,044
Statler	10/1/2011	ICP [(1)]	444,801	889,602	—	—	—	—	—	—
	11/14/2011	Performance Shares [(2)]	—	—	9,999	23,998	—	—	—	671,055
	11/14/2011	Stock Options [(3)]	—	—	—	—	—	39,600	55.01	550,044
Allen	10/1/2011	ICP [(1)]	410,625	821,250	—	—	—	—	—	—
	11/14/2011	Performance Shares [(2)]	—	—	9,090	21,816	—	—	—	610,050
	11/14/2011	Stock Options [(3)]	—	—	—	—	—	36,000	55.01	500,040
Churchill	101/2011	ICP [(1)]	390,776	781,551	—	—	—	—	—	—
	11/14/2011	Performance Shares [(2)]	—	—	8,181	19,634	—	—	—	549,045
	11/14/2011	Stock Options [(3)]	—	—	—	—	—	32,400	55.01	450,036

(1) The amount set forth in this row represents the 2012 annual incentive established for each named executive officer under the Annual Incentive Compensation Plan (ICP), which is an incentive program designed to reward the achievement of annual performance goals. The performance measures and methodology for calculating payouts are described in the "Compensation Discussion and Analysis." See the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table for the amounts paid for 2012. The annual incentive pool under the ICP is the sum of all target bonuses for the named executive officers and other executives who participate in the annual incentive plan multiplied by the annual incentive payout percent based on the performance of the Corporation against the goals that were established for the year. The incentive pool is subject to business unit, as well as individual, adjustments in accordance with recommendations from the CEO to the Compensation Committee.

(2) The amounts set forth in this row represent the 2012 annual performance share awards granted in November 2011 under our 2006 Long-Term Incentives Plan. These long-term incentive grants are designed to reward the achievement of return on sales and cumulative sales growth goals over a three-year performance period. Payouts can range from 0 to 200% of target and may be further adjusted based on our total shareowner return for the performance period as measured against a group of peer companies. This adjustment is a multiplier that can range from plus 20% to minus 20%. See the "Compensation Discussion and Analysis" for more information. Until the distribution of any Common Stock after the performance period is complete, executives do not have rights to vote the shares, receive dividends or any other rights as a shareowner. Named executive officers must remain employed through the performance period to earn an award, although pro-rata vesting will occur if employment terminates earlier due to retirement, death or disability. See the "Potential Payments Upon Termination or Change of Control" for further discussion.

(3) The amounts set forth in this row are the number of stock options granted in November 2011 under our 2006 Long-Term Incentives Plan. The grant date fair values for these stock options were computed as described in Note 13 of the Notes to Consolidated Financial Statements in our 2012 Annual Report on Form 10-K. Stock options vest in three equal annual installments beginning on the first anniversary of the date of grant and have a ten year term. These stock options may also vest following a change of control upon a qualifying termination and all or a portion of the stock options may vest upon a termination due to retirement, death or disability. See the "Potential Payments Upon Termination or Change of Control" for a discussion of the treatment of stock options in these situations. Stock options expire ten years from the date of the grant. No dividends or dividend equivalents are payable with respect to stock options. The exercise price for all stock options is equal to our closing price on the date of the grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table provides outstanding stock options and unvested stock awards information for the named executive officers as of the end of fiscal year 2012.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)(2)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Jones	11/06/03	250,000	—	27.97	11/06/13	—	—
	11/02/04	185,000	—	36.55	11/02/14	—	—
	11/17/05	98,800	—	44.85	11/17/15	—	—
	11/09/06	74,700	—	57.92	11/09/16	—	—
	11/13/07	63,600	—	74.05	11/13/17	—	—
	11/21/08	233,400	—	30.39	11/21/18	—	—
	11/20/09	91,200	45,600	53.08	11/20/19	65,940	3,537,022
	11/19/10	42,500	85,000	55.75	11/19/20	67,266	3,608,148
	11/14/11	—	144,000	55.01	11/14/21	72,716	3,900,486
Ortberg	11/06/03	16,000	—	27.97	11/06/13	—	—
	11/02/04	12,100	—	36.55	11/02/14	—	—
	11/17/05	6,500	—	44.85	11/17/15	—	—
	11/09/06	27,200	—	57.92	11/09/16	—	—
	11/13/07	20,200	—	74.05	11/13/17	—	—
	11/21/08	77,800	—	30.39	11/21/18	—	—
	11/20/09	28,666	14,334	53.08	11/20/19	20,724	1,111,635
	11/19/10	12,466	24,934	55.75	11/19/20	19,732	1,058,424
	11/14/11	—	39,600	55.01	11/14/21	19,998	1,072,693
Statler	11/17/05	12,200	—	44.85	11/17/15	—	—
	11/09/06	15,100	—	57.92	11/09/16	—	—
	11/13/07	10,600	—	74.05	11/13/17	—	—
	11/21/08	3,290	—	30.39	11/21/18	—	—
	11/20/09	18,266	9,134	53.08	11/20/19	13,188	707,400
	11/19/10	12,466	24,934	55.75	11/19/20	19,732	1,058,424
	11/14/11	—	39,600	55.01	11/14/21	19,998	1,072,693
Allen	11/02/04	24,000	—	36.55	11/02/14	—	—
	11/17/05	26,400	—	44.85	11/17/15	—	—
	11/09/06	19,700	—	57.92	11/09/16	—	—
	11/13/07	14,900	—	74.05	11/13/17	—	—
	11/21/08	63,700	—	30.39	11/21/18	—	—
	11/20/09	23,466	11,734	53.08	11/20/19	16,956	909,520
	11/19/10	11,333	22,667	55.75	11/19/20	17,938	962,194
	11/14/11	—	36,000	55.01	11/14/21	18,180	975,175

Churchill	11/06/03	19,050	—	27.97	11/06/13	—	—
	11/02/04	74,000	—	36.55	11/02/14	—	—
	11/17/05	40,000	—	44.85	11/17/15	—	—
	11/09/06	29,300	—	57.92	11/09/16	—	—
	11/13/07	20,900	—	74.05	11/13/17	—	—
	11/21/08	77,800	—	30.39	11/21/18	—	—
	11/20/09	28,666	14,334	53.08	11/20/19	20,724	1,111,635
	11/19/10	10,200	20,400	55.75	11/19/20	16,144	865,964
	11/14/11	—	32,400	55.01	11/14/21	16,362	877,658

(1) Stock options vest in three equal annual installments beginning on the first anniversary of the date of grant.

(2) All stock options are granted with an exercise price equal to our closing share price on the date of grant.

(3) The amounts set forth in this column were calculated by multiplying each named executive officer's target performance shares by the maximum payout percentage assuming no adjustment for the peer performance modifier. The actual number of shares that will be granted, to the extent earned, will be determined after the applicable three-year performance period is complete. Vesting and payment of performance shares for the November 2010 grant (covering the fiscal year 2011–2013 performance period) will be based on performance for the three-year cycle ending with fiscal year 2013. Vesting and payment of performance shares for the November 2011 grant (covering the fiscal year 2012–2014 performance period) will be based on performance for the three-year cycle ending with fiscal year 2014.

(4) The market value of performance shares that have not vested as of our fiscal year end was calculated using our fiscal year end closing share price of $53.64 multiplied by the number of shares displayed in the prior column.

OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding stock options and stock awards, exercised and vested, for the named executive officers during fiscal year 2012.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[(1)]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[(2)]**
Jones	187,103	5,787,522	28,684	1,538,610
Ortberg	16,000	613,501	9,015	483,565
Statler	46,310	1,347,645	5,737	307,733
Allen	25,000	553,972	7,376	395,649
Churchill	30,950	999,798	9,015	483,565

(1) The amounts shown in this column were calculated using the spread between the market price at exercise minus the stock option exercise price, multiplied by the number of stock options exercised. The stock options exercised may include both incentive stock options and non-qualified stock options.

(2) The amounts shown in this column were calculated by multiplying the number of performance shares that vested with respect to the 2010–2012 performance period by $53.64, our fiscal year end closing share price.

PENSION BENEFITS

The following table provides information as of the end of fiscal year 2012 (the pension measurement date for purposes of the Corporation's financial statements) for each named executive officer regarding retirement benefits under the Corporation's qualified and non-qualified pension plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
	Rockwell Collins Pension Plan	26.8	1,288,681	—
	Rockwell Collins Non-Qualified Pension Plan	26.8	5,624,014	—
Jones	2005 Rockwell Collins Non-Qualified Pension Plan	26.8	5,766,985	—
	Rockwell Collins Pension Plan	19.2	641,935	—
	Rockwell Collins Non-Qualified Pension Plan	19.2	167,388	—
Ortberg	2005 Rockwell Collins Non-Qualified Pension Plan	19.2	350,624	—
	Rockwell Collins Pension Plan	19.8	495,064	—
	Rockwell Collins Non-Qualified Pension Plan	19.8	134,971	—
Statler	2005 Rockwell Collins Non-Qualified Pension Plan	19.8	442,281	—
	Rockwell Collins Pension Plan	11.8	300,326	—
	Rockwell Collins Non-Qualified Pension Plan	11.8	167,787	—
Allen	2005 Rockwell Collins Non-Qualified Pension Plan	11.8	403,534	—
	Rockwell Collins Pension Plan	26.1	894,931	—
	Rockwell Collins Non-Qualified Pension Plan	26.1	630,200	—
Churchill	2005 Rockwell Collins Non-Qualified Pension Plan	26.1	1,464,450	—

In September 2006, the Corporation froze its qualified and non-qualified defined benefit pension plans applicable to the named executive officers and certain other salaried employees and shifted its emphasis to its savings plans. Set forth below is further disclosure relating to these qualified and non-qualified defined benefit pension plans that have been frozen.

The Corporation maintains qualified and non-qualified defined benefit pension plans for its employees. As part of the 2001 spin-off from Rockwell, all of the qualified defined benefit pension plans were merged into one plan and renamed the Rockwell Collins Pension Plan ("Qualified Pension Plan"). Effective September 30, 2006, the plan was amended to discontinue benefit accruals for salary increases and services rendered after that date, other than for employees covered by collective bargaining agreements. Each of the current named executive officers is eligible for a benefit under the Qualified Pension Plan that is included in the totals above. Benefit calculations for each named executive officer are unique depending on age, years of service and average annual covered compensation. Covered compensation includes salary and annual incentive payments.

The Corporation also maintains non-qualified supplemental defined benefit pension plans (the Rockwell Collins Non-Qualified Pension Plan ("NQ Pension Plan") and the 2005 Rockwell Collins Non-Qualified Pension Plan ("2005 NQ Pension Plan")) to provide eligible employees, including the named executive officers, with supplemental pension benefits in excess of the maximum benefit allowed under the Qualified Pension Plan by reason of limitations of the Internal Revenue Code. A participant's supplemental retirement benefit is generally based on a continuation of the participant's benefit calculation formula under the Qualified Pension Plan. The Corporation adopted the 2005 NQ Pension Plan to comply with the requirements of Internal Revenue Code Section 409A for non-qualified benefits earned after 2004. Non-qualified benefits for service and compensation earned before 2005 will be paid from the NQ Pension Plan and benefits for service and compensation earned after 2004 will be paid from the 2005 NQ Pension Plan.

Executive officers hired after January 1, 1993 are covered by an enhanced early build-up retirement benefit provision broadly available to the other salaried participants hired before 1993. This benefit was also frozen on September 30, 2006.

The Qualified Pension Plan does not have a lump sum option. Payments from the NQ Pension Plan are made in the same form and at the same time as payments from the Qualified Pension Plan. Under the 2005 NQ Pension Plan, participants made an election at the end of calendar year 2008 as to the form and timing of the payments that will be made upon separation from the Corporation. For benefits payable under the 2005 NQ Pension Plan, participants can elect to receive a life annuity, one lump sum or up to ten annual installments.

The present value of the accumulated pension benefit for each named executive officer is calculated as required by regulatory standards using a 3.56% discount rate as of September 28, 2012, and a retirement age of 62, the earliest age an executive can retire without a reduction in benefits. For Mr. Jones, who has already attained age 62, the present value is calculated assuming he retired on September 28, 2012. For the Qualified Pension Plan and the NQ Pension Plan, the form of payment assumes a weighted average of a joint and 60% survivor annuity and a single life annuity. For the 2005 NQ Pension Plan, the form of payment is based on the participant's election. For further discussion related to our pension assumptions, see Note 11 of the Notes to Consolidated Financial Statements in the 2012 Annual Report on Form 10-K.

We have established a rabbi trust, which was amended and restated on September 11, 2007 to reflect certain changes in respect of Internal Revenue Code Section 409A, relating to the NQ Pension Plans. The rabbi trust requires that, upon a change of control, we fund the trust in a cash amount equal to the unfunded accrued liabilities of the NQ Pension Plan and the 2005 NQ Pension Plan as of such time.

NON-QUALIFIED DEFERRED COMPENSATION

The table below provides information on the non-qualified deferred compensation of the named executive officers in 2012, including the following elements:

Deferred Compensation Plan. The plan allows eligible employees to defer a portion of their income and earnings until a future date when distributions are received from the plan. Participation in the plan is an annual decision that covers only the upcoming calendar year and must be made during each year's annual enrollment period. Participants are not allowed to change their deferral election during the year. The Corporation adopted the 2005 Deferred Compensation Plan to comply with Internal Revenue Code Section 409A requirements.

Participants may elect to defer up to 50% of their base salaries and/or as much as 100% of their annual incentive awards. The 2005 Deferred Compensation Plan also provides for a matching contribution for each participant to the extent participation in the plan reduces the matching contribution the executive would have received under the Corporation's Qualified Retirement Savings Plan. With respect to distributions, the named executive officers may elect to receive their balances on a future specified date while in-service, at retirement (up to 15 annual installments or as a lump sum) or upon termination (lump sum only). All deferrals of base salary and/or incentive awards made in a calendar year will be subject to the same distribution election.

Participants can choose any of the measurement funds offered by the plan, which generally mirror the funds provided in the Corporation's Qualified Retirement Savings Plan, and have the ability to change their investment elections at any time. The measurement fund options are intended to mirror as closely as possible the performance of the underlying mutual funds.

Non-Qualified Retirement Savings Plan. The primary purpose of the Corporation's Non-Qualified Retirement Savings Plan ("Non-Qualified Savings Plan") is to supplement the Corporation's Qualified Retirement Savings Plan ("Qualified Savings Plan") by allowing employees to receive credits for contributions that could not be made to the Qualified Savings Plan due to the Internal Revenue Code compensation limit or annual additions limit. Additionally, employees receive credits to the Non-Qualified Savings Plan for amounts that but for the Internal Revenue Code limits would have been contributed to the Qualified Savings Plan (a) as company matching contributions (equal to 75% of the first eight percent of employee contributions before 2013 and 50% of the first eight percent of employee contributions thereafter) and (b) as company retirement contributions (such defined contributions are expressed as a specified percentage of eligible compensation determined based on an employee's age and service).

Participants may defer up to 50% of their base salaries to the plan. To comply with Internal Revenue Code Section 409A regulations, the contribution percent in effect for the Qualified Savings Plan on December 31 of the prior year will be the contribution percent in effect for the current year in the Non-Qualified Savings Plan. With respect to distributions, contributions made prior to 2005 permit participants to receive their balances upon termination of employment either through a lump sum payment or in annual installments up to ten years. Contributions made in 2005 through 2007 are paid in a lump sum only upon termination of employment. The Corporation adopted the 2005 Non-Qualified Savings Plan to comply with Internal Revenue Code Section 409A requirements. Beginning with deferral elections for 2008, participants can receive their resulting balances upon termination of employment either through a lump sum payment or in up to ten annual installments.

The investment funds available for the employee and company credits are identical to the investment funds in the Qualified Savings Plan.

Distributions for the Deferred Compensation Plan and Non-Qualified Savings Plan are processed within the first 60 days of the calendar year following the year that an employee terminates or retires. However, if the named executive officer terminates or retires after June 30, the distribution will be processed within the first 60 days following June 30 of the following calendar year.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive contributions in last fiscal year ($)(1)	Registrant contributions in last fiscal year ($)(2)	Aggregate earnings/ (losses) in last fiscal year ($)(3)	Aggregate withdrawals/ distributions ($)(4)	Aggregate balance at last fiscal year end ($)(5)
Jones	70,251	185,487	1,256,816	—	10,342,454
Ortberg	26,129	67,214	124,171	—	781,677
Statler	24,449	56,218	49,331	—	402,207
Allen	23,754	44,926	162,870	17,677	918,722
Churchill	24,637	62,696	245,632	—	1,438,910

(1) For fiscal year 2012, the amounts shown in this column include contributions to the 2005 Non-Qualified Savings Plan (NQSP). This column includes contributions to the 2005 Non-Qualified Savings Plan that were reported in the Summary Compensations Table as salaries in 2012.

(2) The amounts shown in this column include company contributions credited to each executive's Non-Qualified Savings Plan account during fiscal year 2012. Company contributions include credits equal to 75% of the first eight percent of the executive's base salary, and retirement credits equal to a percentage of eligible compensation based on each executive's age and service. This column also includes the amounts for registrant contributions to the Non-Qualified Savings Plan that were also reported in the Summary Compensation Table as All Other Compensation.

(3) The amounts shown in this column include actual dividends and market value changes in the Deferred Compensation Plan and Non-Qualified Savings Plan accounts during fiscal year 2012.

(4) This column represents withdrawals or distributions from the name executive officers' Deferred Compensation Plan and Non-Qualified Savings Plan accounts during 2012 fiscal year. Mr. Allen made an election in a prior year to receive his distribution in 2012.

(5) This column represents the combined balance of the Deferred Compensation Plan and Non-Qualified Savings Plan as of the end of fiscal year 2012. The portions of these amounts that were previously reported as compensation in the Summary Compensation Table for previous years are: Jones $6,177,266, Ortberg $299,795, Statler $56,275, Allen $515,288 and Churchill $800,198.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following information and table set forth the amount of payments to each of our named executive officers in the event of death, disability or termination of employment as a result of certain triggering events.

We do not generally enter into employment contracts with our executive officers nor do we have any severance plan or arrangement for our executive officers. The executives serve at the will of the Board. This approach allows us to remove an executive officer prior to retirement whenever it is in the best interest of the Corporation, with discretion on whether to provide any severance package (excluding vested benefits). On the rare occasion when an executive officer is removed, the Compensation Committee exercises its business judgment in approving any appropriate separation agreement in consideration of all relevant circumstances, including the individual's term of employment, past accomplishments and reasons for separation.

Executive officers are subject to certain restrictive agreements with us that could be relevant upon a termination of employment, including confidentiality restrictions, mutual arbitration agreements, non-competition covenants and employee non-solicitation arrangements. An executive could lose all outstanding long-term incentives and/or be required to refund various long-term incentive benefits realized in the prior two-year period for breaching these non-compete or non-solicitation restrictions.

Assumptions and General Principles. The following assumptions and general principles apply with respect to the table below and any termination of employment of a named executive officer. The amounts shown in the table assume that each named executive officer was terminated at the end of fiscal year 2012. Accordingly, the table includes estimates of amounts that would be paid to the named executive officer upon the occurrence of a termination or change of control. The actual amounts to be paid to a named executive officer can only be determined at the time of the termination or change of control.

A named executive officer is entitled to receive amounts earned during employment regardless of the manner in which the named executive officer's employment is terminated. These amounts include base salary and unused vacation. These amounts are not shown in the table because they are not specifically related to the termination of employment.

Pursuant to the awards under our long-term incentives plans, a named executive officer who terminates employment by death, disability or retirement during the performance period under the award is eligible to receive a pro-rata payment for the portion of the period that elapsed prior to the termination of employment. In the event of a voluntary termination or a termination for cause before the end of the performance period, no payments will be made. See the discussion of "Long-Term Incentives" in the "Compensation Discussion and Analysis" for a description of our long-term incentive compensation plans.

A named executive officer may exercise any stock options that vested prior to the date of termination. Any payments related to these vested stock options are not included in the table because they are not specifically related to the termination of employment.

A named executive officer will be entitled to receive all amounts accrued and vested under our retirement and savings programs, pension plans and deferred compensation plans in which the named executive officer participates. These amounts will be determined and paid in accordance with the applicable plan and are not included in the table because they are not specifically related to the termination of employment. Certain of these amounts are set forth in the Pension Benefits Table and the Non-Qualified Deferred Compensation Table.

Normal and Early Retirement. A named executive officer is eligible to elect normal retirement at age 65 and early retirement between the ages of 55 and 64. All of our full-time salaried employees hired prior to October 1, 2006 with at least ten years of service are eligible for health care and life insurance benefits upon normal retirement subject to the terms of the plans and applicable limits on company contributions. In addition, upon normal and early retirement, all outstanding stock options will continue to vest in accordance with their terms and be exercisable for up to five years from retirement. As of the end of fiscal year 2012, none of the named executive officers was eligible for normal retirement, and only Messrs. Jones and Churchill were eligible for early retirement.

Death and Disability. In the event of the death of a named executive officer, all outstanding stock options will immediately vest and become exercisable. The amounts set forth in the table for stock options reflect the difference between the closing price of our Common Stock at fiscal year end 2012 and the exercise prices for each option for which vesting accelerated. In the event of the disability of a named executive officer, all stock options will continue to vest in accordance with their terms and the Corporation's practices. Upon a named executive officer's death or disability, the executive or the executive's estate is entitled to a pro-rata payout in respect of outstanding performance shares. The payment will be made following the completion of the applicable performance period and will be based upon the performance achieved over the applicable performance period.

Each named executive officer is eligible for company-paid life insurance. Under our life insurance program, the beneficiary of a named executive officer is entitled to receive a death benefit equal to one times the executive's annual salary. Life insurance benefits are not shown in the table because the one times salary amount is based on the same formula that is generally available to all salaried employees.

Each named executive officer also participates in our disability insurance programs, which consist of salary continuation, short-term disability, and long-term disability. The salary continuation and short-term disability benefits for named executive officers are based on the same formula as those generally available to all salaried employees, and are not shown in the table. For purposes of these programs, "disability" is defined as a condition caused by a non-occupational accident or sickness that results in an inability of the employee to perform the employee's job, and the inability to do any other job for which the employee is fit by education, training or experience. The executive long-term disability program pays as follows: upon the occurrence of a disability under the program, a named executive officer will receive a monthly benefit equal to 50% of the base salary and 50% of the monthly average of the executive's last five annual incentive pay awards until the earlier of: (a) age 65; (b) recovery from the disability;

(c) date the named executive officer begins receiving retirement plan benefits; or (d) death. The amounts set forth in the table reflect the amount of the first year's payments under the program and only reflect those amounts in excess of long-term disability benefits that would be generally available to all salaried employees.

Voluntary Termination and Termination for Cause. A named executive officer is not entitled to receive any severance payments or additional benefits upon his voluntary decision to terminate employment with the Corporation prior to being eligible for retirement or upon termination of employment by the Corporation for cause.

Change of Control. The Corporation has entered into change of control employment agreements with each of the named executive officers. Forms of these agreements have been publicly filed as exhibits to our reports filed with the SEC. Each agreement is set to expire in June 2013 with the agreements automatically renewed annually unless 60-days advance notice is given. Each agreement becomes effective upon a "change of control" of the Corporation during the term, as follows:

- the acquisition by any individual, entity or group of 20% or more of the combined voting power of our outstanding securities
- a change in the composition of a majority of our Board of Directors that is not supported by our current Board of Directors
- a major corporate transaction, such as a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, that results in a change in the majority of our Board of Directors or of more than 50% of our shareowners or
- approval by our shareowners of the complete liquidation or dissolution of the Corporation

Each agreement provides for the continuing employment of the executive for two years after the change of control on terms and conditions no less favorable than those in effect before the change of control. Severance benefits are available after a change of control, if a named executive officer's employment is terminated by us without "cause" (termination for reasons other than willful nonperformance of duties after written demand or willful engagement of illegal conduct or gross misconduct) or if the executive terminates employment for "good reason" (including decrease in position, authority, duties or responsibilities, failure to maintain compensation, change in office location by more than 35 miles or certain breaches of the agreement) within that two-year period. The executive is entitled to severance benefits equal to three times the executive's annual compensation, including bonus, and the value of other retirement, health and welfare benefits for three years. Any new executive officer, except for a new chief executive officer, will be entitled to a severance benefit equal to two times the executive's annual compensation. The agreements do not provide for excise tax gross-ups.

In addition to the change of control agreements, our long-term incentive agreements also include accelerated vesting and potentially enhanced payout provisions in the event of a loss of employment in connection with a change of control of the Corporation. These long-term incentive arrangements include:

- performance shares that become fully vested upon a change of control and a qualifying termination of employment and are subsequently paid out at the prior three-year average payout percentage
- stock options that become fully vested upon a change of control and a qualifying termination of employment

The 2005 NQ Pension Plan provides for a lump sum payment payable upon a change of control without the requirement of a loss of employment if a participant elected this benefit prior to the end of calendar year 2008.

The following table presents, as of the end of fiscal year 2012, the estimated incremental payments potentially payable to the named executive officers upon each of the specified events:

Estimated Incremental Payments on Termination or Change of Control					
	Jones	Ortberg	Statler	Allen	Churchill
Death; Normal and Early Retirement					
Performance Shares (1)	$1,852,797	$531,590	$531,590	$483,260	$434,931
Stock Options (2)	$25,536	$8,027	$5,115	$6,571	$8,027
Disability					
Performance Shares (1)	$1,852,797	$531,590	$531,590	$483,260	$434,931
Stock Options (2)	$25,536	$8,027	$5,115	$6,571	$8,027
Disability Benefits (3)	$544,490	$208,023	$186,254	$192,084	$209,744
Change of Control Without Termination					
Retirement Benefits(4)	—	—	—	—	$536,999
Termination Without Cause or for Good Reason After A Change Of Control					
Performance Shares (5)	$5,043,300	$1,431,400	$1,431,400	$1,301,267	$1,171,132
Stock Options (6)	$25,536	$8,027	$5,115	$6,571	$8,027
Severance (7)	$3,415,500	$2,100,000	$1,683,000	$1,665,000	$1,686,000
Annual Bonus (8)	$2,527,470	$1,230,250	$830,280	$770,063	$727,790
Health and Welfare Benefits Continuation (9)	$36,617	$45,508	$46,023	$46,112	$45,267
Retirement Benefits (10)	$702,828	$429,497	$291,171	$261,127	$292,730
Outplacement Assistance (11)	$170,775	$105,000	$84,150	$83,250	$84,300

(1) The dollar values set forth represent a pro-rata value. The values were calculated by multiplying each named executive officer's target performance shares by the target payout percent assuming no adjustment for the peer performance modifier, pro-rating the amount for one third completion of the 2012-2014 performance period and pro-rating for two thirds completion of the 2011-2013 performance period and then multiplying these amounts by the fiscal year end closing share price of $53.64.

(2) The dollar values set forth represent the spread value or "in the money" value of all outstanding unvested stock options at the end of the fiscal year as if they otherwise had become vested at the end of the fiscal year. For details on outstanding unvested stock options see the "Outstanding Equity Awards At Fiscal Year End" table.

(3) The dollar values set forth represent the incremental benefit amount for the executive long-term disability (LTD) plan. During the first 26 weeks of disability, named executive officers receive one week of salary continuation for each year of service (with a minimum of two weeks). After the expiration of salary continuation, named executive officers receive 60% of base pay, up to a weekly maximum of $1,385. The short-term disability (STD) benefit ends after 26 weeks of disability (salary continuation and STD combined). While on LTD, named executive officers receive 50% of base pay, payable until age 65. In addition, named executive officers receive an amount equal to 50% of the monthly average of their last five annual Incentive Compensation Plan awards. The total of LTD payments will be reduced by any other income benefits that exceed 20% of their monthly base salary.

(4) The dollar value set forth for Mr. Churchill represents the difference in the actuarial value between the value of a lump sum pension payable upon a change of control to the value of an unreduced pension benefit payable beginning at age 62. Under the NQ Pension Plan, benefits for participants whose combined age and service is at least 85 (85 points), such as Mr. Churchill, are more valuable the earlier they are paid. The dollar value set forth above represents an estimate of the additional value to Mr. Churchill of receiving payment sooner and thereby receiving a more subsidized pension.

(5) The dollar values set forth are based on full participation periods. The dollar values were calculated by multiplying each named executive officer's target performance shares by the prior three-year average payout percentage for performance shares assuming no adjustment for the peer performance multiplier and then multiplying these amounts by the fiscal year end closing price of $53.64.

(6) The dollar values set forth represent the sum of the spread or "in the money" value of the outstanding unvested stock options at the end of the fiscal year that vest upon the occurrence of a change of control and a qualifying termination.

(7) The dollar values set forth represent three times the named executive officers' base salary at the end of the fiscal year.

(8) The dollar values set forth were calculated by multiplying each named executive officers' base salary by his Incentive Compensation Plan target percent at the end of the fiscal year and multiplying this amount by the average Incentive Compensation Plan payout percent for the prior three fiscal years.

(9) The dollar values set forth represent the estimated cost of providing health and welfare benefits for three years following a termination after a change of control.

(10) The dollar values set forth represent the estimated incremental benefits under the tax-qualified savings plan, the NQ Pension Plan and the 2005 NQ Pension Plan. For the savings plan, the amounts reflect the estimated amount equivalent to providing an additional three years of service and contributions to the plan. For the NQ Pension Plan, the amounts reflect the accelerated payment value due to the payment of benefits as a lump sum upon change of control, which would otherwise not be available. For the 2005 NQ Pension Plan, the amounts reflect the estimated value of an early retirement subsidy payable under the plan to participants who attained age 50 but not age 55 upon the participant's termination of employment pursuant to a change of control. Mr. Ortberg is the only named executive officer who would have been entitled to this subsidy. The value was estimated to be $45,259 for Mr. Ortberg.

(11) The dollar values set forth represent an estimate of outplacement assistance expense. The values were calculated by multiplying each named executive officer's base salary at the end of the fiscal year times 15%. If outplacement assistance is necessary, the expense could vary.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are seeking an advisory vote from our shareowners to approve the compensation of our named executive officers, as disclosed in this proxy statement. Our Board of Directors has decided to have the advisory vote on the compensation of named executive officers annually until the next shareowner vote on how frequently the vote should occur. We have not decided when the next frequency vote will take place.

As discussed in the "Compensation Discussion and Analysis" section of this proxy statement, our Compensation Committee, with assistance from its independent consultant, has structured our compensation program to emphasize pay-for-performance. The compensation opportunities provided to our named executive officers, as well as our other executives, are highly dependent on the Corporation's and the individual's performance, which in turn drives the enhancement of shareowner value. The Compensation Committee will continue to emphasize responsible compensation arrangements designed to attract, motivate, reward and retain executive talent required to achieve our corporate objectives and to align with the interests of our long-term shareowners.

You have the opportunity to vote *for* or *against* or to *abstain* from voting on the following non-binding resolution relating to executive compensation:

> "Resolved, that the shareowners approve the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the executive compensation tables and other executive compensation disclosures in this proxy statement."

In deciding how to vote on this proposal, you are encouraged to consider the description of the Compensation Committee's executive compensation philosophy and its decisions in the Compensation Discussion and Analysis section of this proxy statement, as well as the following items:

- The Compensation Committee believes that it has established an executive compensation program that attracts and retains talented executives and aligns executive performance with the creation of shareowner value. Since June 2001, when the Corporation became an independent public company, it has delivered a total shareowner return of 168% compared to a 45% return for the S&P 500 and a 128% return for the S&P 500 Aerospace and Defense index.
- The Corporation believes in pay-for-performance. The long-term incentive program is 100% performance-based. Performance shares become payable only if performance is achieved over three-year periods. Stock options only have value if the Corporation's stock price increases.
- The Corporation has not entered into employment agreements with its executive officers.
- Tax gross-ups are not provided to executive officers.
- Benefits are payable under executive change in control agreements only on a double trigger basis (i.e., a change in control and a qualifying termination of employment).
- The Committee is advised by an independent compensation consultant who keeps the Committee apprised of developments and best practices.
- The Compensation Committee values the shareowners' opinions on executive compensation matters and will take the results of advisory votes into consideration when making future decisions regarding its executive compensation program.

The Board of Directors recommends that you vote "FOR" the foregoing resolution, which is presented as item (2) on the accompanying proxy card.

PROPOSAL TO APPROVE THE SELECTION OF AUDITORS

The Audit Committee of our Board of Directors has selected the firm of Deloitte & Touche LLP ("Deloitte") as our auditor for fiscal year 2013, subject to the approval of our shareowners. Deloitte has acted as our auditors since our inception as a public company in June 2001.

Before the Audit Committee selected Deloitte, it carefully considered the qualifications of that firm, including its prior performance and its reputation for integrity and for competence in the fields of accounting and auditing. Representatives of the auditors are expected to be present at the annual meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Fees Paid to Independent Auditors

The aggregate fees billed by Deloitte in fiscal years 2012 and 2011 were as follows (in thousands):

	2012	2011
Audit Fees[1]	$3,542	$3,226
Audit-Related Fees[2]	377	389
Tax Fees[3]	33	49
All Other Fees	—	—
Total	$3,952	$3,664

(1) For professional services performed by Deloitte for the audit of our annual financial statements, assessment of our internal controls over financial reporting and review of financial statements included in our quarterly reports on Form 10-Q and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) For assurance and related services performed by Deloitte that are reasonably related to the performance of the audit or review of our financial statements. This includes the following: employee benefit and compensation plan audits (including $265,000 in 2012 and $300,000 in 2011 for services performed for and paid by the plans); and attestations by Deloitte that are not required by statute or regulations.

(3) For tax audit assistance and tax work stemming from audit-related items.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee has adopted a pre-approval policy requiring it to pre-approve the audit and permissible non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. The Audit Committee pre-approved all the fiscal year 2011 and 2012 services provided by Deloitte. The Audit Committee also pre-approved in September 2012 certain audit and non-audit services contemplated to be performed by Deloitte in fiscal year 2013. The pre-approval policy requires that the details be provided to the Audit Committee of the particular service or category of service contemplated to be performed and such services are generally subject to a specific budget. The Audit Committee may also separately pre-approve services to be performed on a case-by-case basis. The Audit Committee may delegate pre-approval authority to one or more of its members, but not to management. Any pre-approvals by a member under this delegation are to be reported to the Audit Committee at its next scheduled meeting. Management and Deloitte are required to periodically report to the Audit Committee on the extent of the services provided by Deloitte pursuant to the pre-approval, including the fees for the services performed to date.

The Board of Directors recommends that you vote "FOR" the selection of Deloitte & Touche LLP as our auditors, which is presented as item (3) on the accompanying proxy card.

PROPOSAL TO APPROVE

2013 EMPLOYEE STOCK PURCHASE PLAN

On November 13, 2012, the Board of Directors approved the Rockwell Collins 2013 Employee Stock Purchase Plan (the "Plan"), subject to shareowner approval of the Plan at the Annual Meeting. The Plan replaces the Corporation's prior employee stock purchase plan, which will expire in February 2013. The terms of the Plan are substantially identical to the Corporation's prior employee stock purchase plan.

The purpose of the Plan is to assist eligible employees to acquire ownership in the Corporation. Eligible employees may participate in the Plan by authorizing payroll deductions that will be applied towards the purchase of our Common Stock at a 5% discount from the market price on the date of each monthly purchase. No matching company contributions are made under the Plan. The proceeds received from the sale of Common Stock under the Plan are used for the Corporation's general corporate purposes.

We believe that ownership of our Common Stock by employees is desirable as an incentive to improve performance, provide an opportunity to share in our growth and success and align their interests with the long-term interests of our shareowners. The Plan is intended to satisfy the requirements of Section 423 of the Internal Revenue Code.

Summary of the Plan

The following is a summary of certain terms of the 2013 Employee Stock Purchase Plan. This summary is qualified in its entirety by reference to the 2013 Employee Stock Purchase Plan, the full text of which is set forth as Appendix B to this proxy statement.

Shares Subject to the Plan. A total of 3,000,000 shares of Common Stock (subject to adjustment upon a stock dividend, stock split, merger or consolidation, recapitalization, reorganization, combination or exchange of shares or other similar changes) may be purchased under the Plan by employees. Shares that may be purchased under the Plan may be authorized but unissued or previously issued and reacquired by the Corporation, or both. Any shares remaining available in the prior employee stock purchase plan will not be available under this plan.

Offerings Under the Plan. The Plan will be implemented by a series of one-month offerings. On the purchase date, which is the last trading day of each calendar month, a participating employee will purchase shares under the Plan with his or her accumulated payroll deductions, which do not accrue interest. Eligible employees may elect to participate in the Plan by authorizing payroll deductions of between one to fifteen percent of their base salary or compensation. The price at which shares may be purchased during any offering will be 95% of the fair market value of the shares on the purchase date. No employee will be permitted to purchase in any offering more than 500 shares of Common Stock. A participating employee may cease making payroll deductions in an offering period, but will not be entitled to a refund of his or her payroll deductions. If the number of shares of Common Stock remaining available under the Plan is insufficient, the number of shares that each participating employee is permitted to purchase will be proportionately reduced.

Eligible Employees. Each employee of the Corporation and each employee of a subsidiary designated for participation by the Board of Directors or the Compensation Committee who has attained age 18 may participate in the Plan; provided, however, that any employee who would be deemed to own more than five percent of our outstanding Common Stock under the Internal Revenue Code will not be eligible to participate in the Plan. As of December 1, 2012, the Corporation and its subsidiaries had approximately 19,000 employees. The Plan provides that no employee shall be permitted to purchase stock under the Plan with a fair market value greater than $25,000 per year.

Administration of the Plan. The Plan will be administered by the Compensation Committee. The Compensation Committee may promulgate rules, regulations and procedures for the operation of the Plan, adopt forms for use in connection with the Plan and decide any question of interpretation with respect to the Plan. All determinations by the Compensation Committee relating to the Plan shall be conclusive and binding on all parties. The Compensation Committee may delegate some or all of its duties and authority under the Plan to one or more Company employees or agents.

Amendment and Termination of the Plan. The Board of Directors may amend, suspend or terminate the Plan from time to time, provided, however, that, subject to the terms of the Plan, the Board may not take action that requires shareowner approval, such as increasing the shares available under the Plan (other than pursuant to a permitted adjustment). In addition, no action by the Board may impair the rights of an employee with respect to a current offering period (other than pursuant to a permitted adjustment). The Plan will terminate when all shares of Common Stock authorized for purchase under the Plan have been purchased, provided, however, the Plan may be terminated prior to such time at the discretion of the Board of Directors.

Miscellaneous. An employee's rights under the Plan are not transferable, other than by will or the laws of descent and distribution. An employee shall have no rights as a shareowner under the Plan with respect to an offering until the date the employee purchases shares under such offering period. Nothing in the Plan confers upon any employee the right to continue in their employment. Directors who are not employees will not be eligible to participate in the Plan. The benefits that will be received under the Plan by the current executive officers of the

Corporation and by all eligible employees are not currently determinable. As of December 10, 2012, the per share closing price of our Common Stock on the New York Stock Exchange was $56.95.

Summary of United States Federal Income Tax Consequences

The Plan is intended to qualify as an "employee stock purchase plan," as defined in Section 423 of the Internal Revenue Code of 1986, as amended. Under such a plan, an employee does not realize income at the time of entry into the Plan or upon the purchase of shares of Common Stock. Employees who participate in the Plan are deemed to be granted an "option" on the first day of each offering period to purchase as many shares of Common Stock as the employee will be able to purchase with the payroll deductions credited to his or her account during the offering period. On the last day of each offering period, the purchase price is determined and the employee is deemed to have exercised the "option" and purchased the number of shares of Common Stock his or her accumulated payroll deductions will purchase at the purchase price.

The required holding period for favorable U.S. Federal income tax treatment upon disposition of Common Stock acquired under the Plan is the later of (1) two years after the deemed "option" is granted (the first day of an offering period) and (2) one year after the deemed "option" is exercised and the Common Stock is purchased (the last day of an offering period). When the Common Stock is disposed of after this period (a "qualifying disposition"), the employee realizes ordinary income to the extent of the amount by which the fair market value of the Common Stock on the first day of the offering exceeded the purchase price. Any further gain recognized on a qualifying disposition will be long-term capital gain. If the sale price is less than the option price, there is no ordinary income and any loss recognized generally will be a long-term capital loss.

When an employee sells the Common Stock before the expiration of the required holding period (a "disqualifying disposition"), the employee recognizes ordinary income to the extent of the difference between the price actually paid for the Common Stock and the fair market value of the Common Stock on the date of purchase (the last day of an offering period), regardless of the price at which the Common Stock is sold. Any additional gain recognized upon the disqualifying disposition will be capital gain. The capital gain will be long-term if the employee held the shares more than 12 months. If the sale price is less than the fair market value of the Common Stock at the date of exercise, then the employee will have a capital loss equal to such difference.

Even though an employee must treat part of his or her gain on a qualifying disposition of the Common Stock as ordinary income, we may not take a business deduction for such amount. However, if an employee makes a disqualifying disposition, the amount of income that the employee must report as ordinary income qualifies as a business deduction for us for the year of such disposition.

This summary is not a complete description of the U.S. Federal income tax aspects of the Plan. In addition, the summary relates only to Federal income taxes; there may also be the imposition of FICA and FUTA taxes on the exercise of an option issued under the Plan, Federal estate and gift tax consequences, as well as foreign, state and local tax consequences.

Equity Compensation Plan Information

The following table gives information as of the end of fiscal 2012 about Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans:

Plan Category	(a) Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	(b) Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	(c) Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
Equity Compensation Plans Approved By Security Holders[(1)]	6,834,126 [(2)]	46.13	10,887,317 [(3)(4)]
Equity Compensation Plans Not Approved By Security Holders	None	None	None
Total	6,834,126	46.13	10,887,317

(1) Consists of the following equity compensation plans: 2001 Long-Term Incentives Plan, Directors Stock Plan and 2006 Long-Term Incentives Plan.

(2) Includes 1,052,353 performance shares, which is the maximum number of shares that can be issued in the future if performance shares granted in November 2010 and 2011 payout at the maximum 240% of target. Of these performance shares, 153,863 were issued in November

2012 based on performance shares granted in November 2009. Also includes 261,433 restricted stock units (RSUs). Such performance shares and RSUs are not included in the weighted average price calculation.

(3) Also includes 3,283,113 shares available under our Employee Stock Purchase Plan, which allows employees to have withheld up to 15% of their base compensation toward the purchase of our common stock. Shares are purchased each month by participants at 95% of the fair market value on the last day of the month pursuant to the Employee Stock Purchase Plan. Shares will no longer be available for issuance under our Employee Stock Purchase Plan after February 28, 2013. As noted in above, we are seeking shareowner approval of a replacement employee stock purchase plan.

(4) Of the 7,604,204 shares available for future grant under the 2006 Long-Term Incentives Plan, each share issued pursuant to an award of restricted stock, restricted stock units, performance shares and performance units counts as 2.02 shares against this limit in accordance with the terms of the plan.

The Board of Directors recommends that you vote "FOR" the proposal to approve the adoption of the 2013 Employee Stock Purchase Plan, which is presented as item (4) on the accompanying proxy card.

SHAREOWNER PROPOSAL

The Corporation has been advised that the Pension Reserves Investment Trust, which is represented by its trustee, the Pension Reserves Investment Management Board, 84 State Street, Second Floor, Boston, Massachusetts, a beneficial owner of 76,018 shares of our common stock, intends to submit the proposal set forth below at the Annual Meeting.

Proposal to Repeal Classified Board

RESOLVED, that shareholders of Rockwell Collins, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2014 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2014 from completing the term for which such director was elected.

Supporting Statement

This resolution was submitted on behalf of the Pension Reserves Investment Trust by its trustee, the Pension Reserves Investment Management Board. The Shareholder Rights Project represented and advised the Pension Reserves Investment Management Board in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 60% since 2000, and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during 2010 and 2011 exceeded 75%.

The significant shareholder support for declassification proposals is consistent with empirical studies reporting that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Fakye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

STATEMENT OF THE BOARD OF DIRECTORS

The Board of Directors recognizes that board classification is controversial, and believes that there are valid arguments in favor of, and in opposition to, classified boards. The Board of Directors wishes to use this proposal as an opportunity to allow shareowners to express their views without any influence from what the Board's views may be on this subject. As a result, the Board of Directors has determined to remain neutral on the proposal, not to oppose or support the proposal and to make no voting recommendation to shareowners. The proposal, which is advisory in nature, would constitute a recommendation to the Board of Directors if it is approved by shareowners.

Supporters of classified boards contend, among other things, that a classified board can:

- Promote stability and continuity of management and business policies allowing for a more strategic and long-term view, since at any given time, two-thirds of the directors will have had prior experience on the board;
- Enhance a board's ability to respond to certain types of takeover bids and negotiate more effectively on behalf of shareowners to realize the greatest possible shareowner value by making it more difficult for an unsolicited bidder to gain control of a company since a classified board structure would require two election cycles to take control of a company;
- Assist in attracting director candidates who are willing to make longer term commitments of their time and energy; and
- Enhance the independence of non-management directors by providing them with a longer assured term of office and insulating them against pressure from special interest groups who might have an agenda contrary to the long-term interests of all shareowners.

Opponents of classified boards often make arguments such as those set forth above in the proponent's supporting statement.

Approval of the advisory proposal will not result in the declassification of the board. Approval will advise the Board of Directors that a majority of shareowners favor declassification and would prefer that the Corporation take the necessary steps to end the staggered system of electing directors. Declassification of the board would require an amendment to our Certificate of Incorporation supported by 80% of the outstanding shares of our Common Stock. The Board of Directors values the views of our shareowners and looks forward to receiving input on this proposal.

The Board of Directors encourages you to express your views on this proposal by casting your vote.

VOTE REQUIRED

The presence, in person or by proxy, of the holders of at least a majority of the shares of our Common Stock issued and outstanding on the record date set for the meeting is necessary to have a quorum for the annual meeting. The three nominees for election as directors to serve until the 2016 Annual Meeting of Shareowners who receive the greatest number of votes cast for the election of directors at the meeting by the holders of our Common Stock entitled to vote at the meeting, a quorum being present, shall become directors at the conclusion of the tabulation of votes, unless otherwise determined in accordance with the majority voting policy described under the heading "Voting for Directors." An affirmative vote of the holders of a majority of the voting power of our Common Stock present in person or represented by proxy and entitled to vote on the subject matter, a quorum being present, is necessary to approve the actions proposed in items (2), (3), (4) and (5) of the accompanying Notice of 2013 Annual Meeting of Shareowners. Under NYSE rules, the total votes cast on the proposal in item (4) to adopt the 2013 Employee Stock Purchase Plan must represent a majority of the shares of our Common Stock issued and outstanding on December 10, 2012. The shareowner proposal for Declassification of the Board, as presented in item (5), is non-binding.

Under Delaware law and our Restated Certificate of Incorporation and By-Laws, the aggregate number of votes entitled to be cast by all shareowners present in person or represented by proxy at the meeting and entitled to vote on the subject matter, whether those shareowners vote "for," "against" or abstain from voting (which will exclude broker non-votes), will be counted for purposes of determining the minimum number of affirmative votes required for approval of the actions proposed in items (2), (3), (4) and (5) and the total number of votes cast "for" that matter will be counted for purposes of determining whether sufficient affirmative votes have been cast. The shares of a shareowner who abstains from voting on a matter or whose shares are not voted by reason of a broker non-vote on a particular matter will be counted for purposes of determining whether a quorum is present at the meeting so long as the shareowner is present in person or represented by proxy. An abstention from voting or a broker non-vote on a matter by a shareowner present in person or represented by proxy at the meeting has no effect in the election of directors (assuming a quorum is present). Although broker non-votes would be entirely disregarded in determining the vote on any other matter and have no effect on such vote, abstentions from voting have the same legal effect as a vote "against" any other matter even though the shareowner or interested parties analyzing the results of the voting may interpret such a vote differently.

VOTING FOR DIRECTORS

The Board has a majority voting policy for the election of directors. A summary of this policy is set forth below.

In an uncontested election of directors, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") must promptly tender his or her resignation to the Board of Directors. The Board Nominating and Governance Committee will promptly consider the resignation offer and make a recommendation to the Board as to whether to accept or reject the tendered resignation and whether other action should be taken. The Board of Directors will act on the tendered resignation within 90 days following certification of the election results.

The Board Nominating and Governance Committee, in making its recommendation, and the Board of Directors in making its decision, may consider any factors or other information that it considers appropriate and relevant, including any stated reasons why the shareowners withheld votes from such director, the director's tenure, the director's qualifications, the director's past and expected contributions to the Board and the overall composition of the Board. Following the Board's decision, the Corporation will promptly disclose the Board's decision regarding whether to accept or reject the director's resignation offer in a Form 8-K furnished to the Securities and Exchange Commission. If the Board has decided to reject the tendered resignation or to pursue any additional action, then the disclosure will include the rationale behind the decision.

Any director who tenders his or her resignation pursuant to this provision may not participate in the Board Nominating and Governance Committee deliberations and recommendation or in the Board's decision whether to accept or reject the resignation offer.

For purposes of this policy, an uncontested election is an election where the only nominees as of the record date for the meeting are those recommended by the Board. If, in a contested election, a notice of nomination is withdrawn or declared invalid before the date of the meeting, the election will still be considered a contested election.

OTHER MATTERS

The Board of Directors does not know of any other matters that may be presented at the meeting. Our By-Laws required notice by November 5, 2012 for any matter to be brought before the meeting by a shareowner. In the event of a vote on any matters other than those referred to in items (1) through (5) of the accompanying Notice of 2013 Annual Meeting of Shareowners, it is intended that proxies in the accompanying form will be voted thereon in accordance with the judgment of the person or persons voting such proxies.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the New York Stock Exchange. Officers, directors and greater than ten percent shareowners are required by SEC regulation to furnish us with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of copies of such forms we have received and written representations from certain reporting persons confirming that they were not required to file Forms 5 for fiscal year 2012, we believe that all of our executive officers, directors and greater than ten percent beneficial owners complied with all SEC filing requirements applicable to them under Section 16(a) of the Securities Exchange Act with respect to transactions during fiscal year 2012.

ANNUAL REPORTS

Our 2012 Annual Report to Shareowners, including financial statements for fiscal year 2012 and this proxy statement, or a Notice containing instructions on how to access the proxy materials online, are being furnished to shareowners.

We will provide to shareowners, without charge, upon written request, a copy of our Annual Report on Form 10-K for fiscal year 2012, as filed with the SEC (without exhibits). Exhibits to the Form 10-K will be furnished upon written request and payment of a fee of ten cents per page covering our costs. Written requests should be directed to us at 400 Collins Road NE, Cedar Rapids, Iowa 52498, Attention: Investor Relations.

Our 2012 Annual Report to Shareowners, our Form 10-K for fiscal year 2012 and this Proxy Statement are also available free of charge on our website at www.rockwellcollins.com. All reports we file with the SEC are also available free of charge via EDGAR through the SEC's website at www.sec.gov.

SHAREOWNER PROPOSALS FOR ANNUAL MEETING IN 2014

To be eligible for inclusion in our proxy statement, shareowner proposals for our 2014 Annual Meeting of Shareowners must be received by us on or before August 16, 2013 at the Office of the Secretary at our corporate headquarters, 400 Collins Road NE, Cedar Rapids, Iowa 52498. In addition, our By-Laws require a shareowner desiring to propose any matter for consideration of the shareowners at our 2014 Annual Meeting of Shareowners to notify our Secretary in writing at the address listed in the preceding sentence on or after September 10, 2013 and on or before October 10, 2013. If the number of directors to be elected to the Board at our 2014 Annual Meeting of Shareowners is increased and there is no public announcement by us naming all of the nominees for director or specifying the increased size of the Board on or before September 30, 2013, a shareowner proposal with respect to nominees for any new position created by such increase will be considered timely if received by our Secretary not later than the tenth day following such public announcement by us.

EXPENSES OF SOLICITATION

The cost of the solicitation of proxies will be borne by us. In addition to the use of the mail, proxies may be solicited personally, or by telephone, facsimile or e-mail, by a few of our employees without additional compensation. We will reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses for sending proxy material to principals and obtaining their proxies.

GENERAL Q&A ABOUT THE MEETING

Why are you receiving this proxy statement? We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Rockwell Collins, Inc. for use at the 2013 Annual Meeting of Shareowners to be held on February 7, 2013, and at any adjournments thereof. On or about December 21, 2012, we commenced mailing the following to our shareowners: this proxy statement, the accompanying proxy card, a copy of our 2012 Annual Report to Shareowners and a copy of our 2013 Annual Report on Form 10-K or a Notice containing instructions on how to access the proxy materials online.

What is a proxy? A proxy is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

What is a proxy statement? This document is a proxy statement. It is a document that we are required by law to give you when we ask you to name a proxy to vote your shares. We encourage you to read this proxy statement carefully. In addition, you may obtain information about Rockwell Collins, Inc. from the 2012 Annual Report delivered with this proxy statement.

Why did you receive a Notice of Electronic Availability of Proxy Statement and Annual Report? As permitted by SEC rules we are making this proxy statement, our 2012 Annual Report to shareowners and our 2012 Annual Report on Form 10-K available to our shareowners electronically via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you how to access and review all of the important information contained in the proxy statement, the 2012 Annual Report to shareowners and the 2012 Annual Report on Form 10-K. The Notice also instructs you how to submit your vote over the Internet. If you received a Notice by mail or electronically and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice.

What is the purpose of the meeting? The purpose of the 2013 Annual Meeting of Shareowners is to obtain shareowner action on the matters outlined in the notice of meeting included with this proxy statement. These matters include the election of three directors, approval of the selection of Deloitte & Touche LLP as our independent auditors for fiscal year 2013, a non-binding, advisory vote to approve our executive compensation, approval of the 2013 Employee Stock Purchase Plan and the shareowner proposal to repeal the classified board. This proxy statement provides you with detailed information about each of these matters.

Who can vote? Shareowners of record as of the close of business on December 10, 2012 are entitled to vote. On that day, 138,182,384 shares of Common Stock were outstanding and eligible to vote. Each share is entitled to one vote on each matter presented at the Annual Meeting.

How many shares are you entitled to vote? The number of shares you are entitled to vote is reflected on the proxy card and coded as follows: COM—common shares registered with our Transfer Agent; SAV PL—shares in Rockwell Collins Savings Plans; or USA ESPP—shares in the United Space Alliance employee stock purchase plan. These designations apply only if you hold your shares through the Transfer Agent or these plans.

What is the difference between a record owner and an owner holding shares in "street name"? If your shares are registered in your name, you are a record owner. If your shares are in the name of your broker or bank or other nominee, your shares are held in "street name."

How do you vote if your shares are held in your name as a record owner? You have a choice of voting by:

- Internet
- Telephone
- Mail
- In person at the Annual Meeting

Voting on the Internet is easy and fast. Go to the website referenced on the Notice or enclosed proxy card and follow the instructions. Please have the Notice or the proxy card in hand when accessing the website. This vote will be counted immediately, and there is no need to send in the proxy card.

Voting by telephone is also simple and fast. Call the toll-free number on the Notice or proxy card and listen for further instructions. In order to respond to the questions, you must have a touch-tone phone and the proxy card in hand. This vote will be counted immediately, and there is no need to send in the proxy card.

If you are a shareowner of record, you can save us money by voting by telephone or on the Internet. Alternatively, you can vote by mail by completing, signing, dating and mailing any enclosed proxy card. If you plan to attend the Annual Meeting, you can vote in person. In order to vote in person at the Annual Meeting, you will need to bring proper identification with you to the meeting. As long as your shares are registered in your name, you may revoke your proxy at any time before it is exercised. There are several ways you can do this:

- by filing a written notice of revocation with our Corporate Secretary
- by duly signing and delivering a proxy that bears a later date
- by subsequently voting by telephone or Internet as described above
- by attending the Annual Meeting and voting in person

How do you vote if your shares are held in "street name"? If your shares are registered in the name of your broker or nominee, you should vote your shares using the method directed by that broker or other nominee. A large number of banks and brokerage firms are participating in the Broadridge Financial Solutions, Inc. online program. This program provides eligible "street" name shareowners the opportunity to vote via the Internet or by telephone. Voting forms will provide instructions for shareowners whose banks or brokerage firms are participating in Broadridge's program. If you plan to attend the Annual Meeting and to vote in person, you should contact your broker or nominee to obtain a broker's proxy card and bring it, together with proper identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting. If your shares are held in street name, you must contact your broker or nominee to revoke your proxy.

How do you vote if you participate in our Direct Stock Purchase and Dividend Reinvestment Plan? Shareowners participating in the Wells Fargo Shareowner Service Plus Plan that allows for direct stock purchases and dividend reinvestment are record owners, and Wells Fargo will vote the shares that it holds for the participant's account only in accordance with the proxy returned by the participant to Wells Fargo, or in accordance with instructions given pursuant to our telephone or Internet voting procedures.

How do you vote shares held in the Rockwell Collins Savings Plans? If you are a participant in a Rockwell Collins Savings Plan the portion of the voting card providing directions to the trustee will serve as the voting instruction card to the trustee of the plans for all shares of our Common Stock that you own through the plan.

Will your vote be confidential? It is our policy to keep confidential the proxy cards, ballots and voting tabulations that identify individual shareowners, except as may be necessary to meet any applicable legal requirements and, in the case of any contested proxy solicitation, as may be necessary to permit proper parties to verify the propriety of proxies presented by any person and the results of the voting. The judges of election and any employees associated with processing proxy cards or ballots and tabulating the vote are required to acknowledge their responsibility to comply with this policy of confidentiality.

Is an independent inspector of election used to verify the votes? We regularly engage a representative of our transfer agent as an inspector of election to verify the votes cast for the proposals at the Annual Meeting. In addition, company personnel are appointed as inspectors of election to assist the independent inspector of election.

What are your voting choices and what is the required vote? By giving us your proxy, you authorize our senior management to vote your shares at the Annual Meeting or any adjournments thereof in the manner you indicate.

Proposal 1: Election of Directors. With respect to the election of nominees for director, you may:

- vote "for" the election of all of the nominees for director named in this proxy statement
- "withhold" authority to vote for all of the nominees or
- withhold authority to vote for any individual nominee by writing that nominee's number in the space provided

If a quorum is present at the Annual Meeting, the three nominees receiving the greatest number of votes will be elected to serve as directors, unless otherwise determined in accordance with the majority voting policy described under the heading "Voting for Directors". Shareowners may not vote for more than three nominees.

Proposals 2, 3, 4 and 5: Advisory Vote on Executive Compensation, Approval of Selection of Auditors, Approval of 2013 Employee Stock Purchase Plan and Shareowner Proposal. With respect to each of these proposals, you may:

- vote "for" the proposal
- vote "against" the proposal or
- "abstain" from voting on the proposal

If a quorum is present at the Annual Meeting, the affirmative vote of a majority of the shares represented at the Annual Meeting and entitled to vote on proposals 2, 3, 4 and 5, as the case may be, will be required to approve proposals 2, 3, 4 and 5, respectively. Because of this, a vote to abstain from voting on one of these matters will have the effect of a vote against such matter. The voting on proposals 2 and 5 are non-binding on the Corporation. Under NYSE rules, the total votes cast on proposal 4 to adopt the 2013 Employee Stock Purchase Plan must represent a majority of the shares of our Common Stock issued and outstanding on December 10, 2012.

What does it mean if you receive more than one proxy card or Notice? If you receive more than one proxy card or Notice, it likely means you have multiple accounts with brokers, our savings plans and/or our transfer agent. Vote all of these shares by responding to each item you receive.

Where can you find the voting results of the Annual Meeting? We intend to announce the preliminary voting results at the Annual Meeting and publish final results in our current report on Form 8-K to be filed with the SEC shortly after the Annual Meeting.

December 14, 2012

Appendix A

General Industry Peer Group*

Abitibi Bowater	Hanesbrands	Pulte Homes
Agilent Technologies	Harley-Davidson	Purdue Pharma
Alliant Technologies	Harman International Industries	Quintiles
American Sugar Refining	Hasbro	Ralcorp Holdings
AMERIGROUP	Headway Technologies	Realogy
Armstrong World Industries	Hershey	Rent-A-Center
Avery Dennison	Hunt Consolidated	Rockwell Automation
Avis Budget Group	Hyatt Hotel	Rockwell Collins
Battelle Memorial Institute	International Flavors & Fragrances	Ryder System
Beckman Coulter	Interpublic Group	Schreiber Foods
Big Lots	Invensys Controls	Schwan's
Brown-Forman	J.M. Smucker	Scotts Miracle-Gro
Bucyrus International	J.R. Simplot	Sealed Air
CA	JetBlue	ServiceMaster
Cameron International	Kinross Gold	Smith & Nephew
Carlson Companies	Kohler	Snap-On
CF Industries	Level 3 Communications	Sonoco Products
CGI Technologies & Solutions	Lexmark International	Spirit AeroSystems
Chemtura	Life Technologies	SPX
Chiquita	Lorillard Tobacco	Starwood Hotels & Resorts
Cliffs Natural Resources	Lubrizol	Sulzer Pumps US
COACH	Man Tech International	SunGard Data Systems
Coca-Cola Enterprises	Mary Kay	Temple-Inland
Cooper Industries	Mattel	Terex
Corning	McGraw-Hill	Timken
Cytec	MeadWestvaco	Tobacco Lubrizol
Dollar Tree Stores	Molson Coors Brewing	Unisys
Domtar	Momentive Specialty Chemicals	United States Cellular
Dow Corning	Mosaic	USG
Eastman Chemical	NCR	UTi Worldwide
Ecolab	New Page	Vangent
Experian Americas	Omnicare	Vision Service Plan
Federal-Mogul	Overhead Door	Vulcan Materials
Fidelity National Information Services	Owens-Illinois	VWR International
Fiserv	Parsons	Wendy/Arby's Group
GAF Materials	Pitney Bowes	Weyerhaeuser
Genzyme	Potash	Wyndham Worldwide
Greif	ProBuild Holdins	YRC Worldwide

* Companies from the Towers Watson 2011 Compensation Data Bank with global revenues of $3 billion to $6 billion.

Appendix B

ROCKWELL COLLINS 2013 EMPLOYEE STOCK PURCHASE PLAN

1. PLAN PURPOSES

The purposes of the Rockwell Collins 2013 Employee Stock Purchase Plan are:

(a) to assist eligible employees of the Corporation and its Subsidiaries in acquiring stock ownership in the Corporation pursuant to a plan which is intended to qualify as an "employee stock purchase plan", within the meaning of Code §423(b) (as defined below) and

(b) to help such employees provide for their future security and to encourage them to remain in the employment of the Corporation and its Subsidiaries.

2. DEFINITIONS

As used in the Plan, the following terms shall have the respective meanings specified below.

(a) **"Account"** The account established for an Eligible Employee under the Plan with respect to an Offering Period.

(b) **"Agent"** The brokerage firm, bank or other financial institution, entity or person(s) engaged, retained, appointed or authorized to act as the agent of the Corporation or an Employee with regard to the Plan.

(c) **"Authorization"** An Eligible Employee's payroll deduction authorization with respect to an Offering Period provided by such Eligible Employee in accordance with Section 4(b).

(d) **"Base Salary"** The gross base salary of such Eligible Employee on each Payday as compensation for services to the Corporation or any Designated Subsidiary (including lump sum merit awards), but excluding amounts paid on a commission basis, overtime pay, extended workweek compensation, night work or other premium pay, bonuses, severance compensation, any form of extra, contingent or supplementary compensation (including, but not limited to, lump sum payments for unused vacation).

(e) **"Board of Directors"** The Board of Directors of the Corporation.

(f) **"Code"** The Internal Revenue Code of 1986, as amended from time to time.

(g) **"Committee"** The Compensation Committee of the Board of Directors, as it may be comprised from time to time.

(h) **"Corporation" or "Rockwell Collins"** Rockwell Collins, Inc., a Delaware corporation and any successor thereto.

(i) **"Date of Exercise"** The date on which an Option is exercised, which shall be the last trading day of each Offering Period with respect to which the Option was granted, in accordance with Section 5(a) and except as provided in Section 9.

(j) **"Date of Grant"** The date on which an Option is granted, which shall be the first day of the Offering Period with respect to which the Option was granted, in accordance with Section 4(a).

(k) **"Designated Subsidiary"** Any Subsidiary designated in accordance with Section 11(d).

(l) **"Eligible Employee"** An Employee of the Corporation or any Designated Subsidiary who has attained age 18 and who does not, immediately after the Option is granted, own (directly or through attribution) stock possessing five percent (5%) or more of the total combined voting power or value of all classes of Stock or other stock of the Corporation or a Subsidiary (as determined under Code §423(b)(3)). The rules of Code §424(d) with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock which an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

(m) **"Employee"** An individual who renders services to the Corporation or a Subsidiary in the status of an "employee", within the meaning of Code §3401(c). Except as otherwise prohibited by Code §423(b) and applicable regulations and other guidance thereunder or other applicable law, "Employee" shall not include (i) any director of the Corporation or a Subsidiary who does not render services to the Corporation or a Subsidiary in the status of an "employee", within the meaning of Code §3401(c), (ii) any employee who does not meet any eligibility requirements that the Committee may choose to impose, (iii) any employee whose participation in the Plan is prohibited by the law of any country with jurisdiction over him or her, and (iv) any employee subject to a collective bargaining agreement, if such collective bargaining agreement explicitly provides that members of the applicable union will not participate in the Plan. Notwithstanding any other provision of this Plan, a person who is retained and classified by the Corporation or any Designated Subsidiary as an independent contractor shall not be deemed to be an Employee for purposes of this Plan and shall not be eligible to participate in this Plan.

(n) **"Fair Market Value"** The closing sale price of the Stock as reported in the New York Stock Exchange-Composite Transactions reporting system (or if the Stock is not then traded on the New York Stock Exchange, the closing sale price of the Stock on the stock exchange or over-the-counter market on which the Stock is principally trading on the relevant date) on the date of a determination (or on the next preceding day the Stock was traded if it was not traded on the date of a determination).

(o) **"Offering Period"** Means a calendar month commencing on March 1, 2013 and each subsequent calendar month and shall extend from the first day of each such calendar month through the last day of such month on which the Stock is traded.

Options available with respect to each such Offering Period shall be granted on the Date of Grant and exercised on the Date of Exercise, as provided in Sections 4(a) and 5(a), respectively, and except as provided in Section 9.

(p) **"Option"** An option to purchase shares of Stock pursuant to Section 4(a).

(q) **"Option Price"** The option price per share of Stock determined in accordance with Section 5(b).

(r) **"Participant"** Each Eligible Employee who has authorized payroll deductions in accordance with Section 4 (b) and whose deduction authorization and related Option have not been canceled.

(s) **"Payday"** The regular and recurring established day for payment of Base salary to an Employee by the Corporation or the Subsidiary employing such Employee.

(t) **"Plan"** Rockwell Collins 2013 Employee Stock Purchase Plan.

(u) **"Stock"** Shares of common stock, par value $.01 per share, of the Corporation or any security of the Corporation issued in substitution, exchange or lieu thereof.

(v) **"Subsidiary"** Any corporation in which the Corporation, directly or indirectly, controls 50% or more of the total combined voting power of such corporation.

3. STOCK SUBJECT TO THE PLAN

Subject to the provisions of Section 9 hereof (relating to adjustments upon changes in the Stock), the Stock that may be sold pursuant to Options granted under the Plan shall not exceed in the aggregate 3 million (3,000,000) shares of Stock. The shares of Stock sold pursuant to Options granted under the Plan may be unissued shares or treasury shares of Stock, or shares of Stock bought on the NASD National Market System or a nationally-recognized exchange, or other market, for purposes of the Plan.

4. GRANT OF OPTIONS

(a) **Option Grants.** The Corporation shall grant Options under the Plan to all Eligible Employees in successive Offering Periods until the earlier of (i) the date on which the number of shares of Stock available under the Plan have been sold, or (ii) the date on which the Plan is suspended or terminates. Each Eligible Employee with a Payday during an Offering Period shall be granted an Option with respect to such Offering Period. The Date of Grant of such an Option shall be the first day of the Offering Period with respect to which such Option was granted. Each Option shall expire on the Date of Exercise immediately after the automatic exercise of the Option in accordance with Section 5(a), unless such Option terminates earlier in accordance with Section 6, 7 or 9. The number of shares of Stock subject to an Eligible Employee's Option shall equal the cumulative payroll deductions authorized by such Eligible Employee in accordance with Section 4(b) for the Option Period (if any), divided by the Option Price; provided, however, that the number of shares of Stock subject to such Option shall not exceed five hundred (500) shares; and provided that the number of shares of Stock subject to such Option shall not exceed the number determined in accordance with Section 4(d), and provided, further, that the cumulative payroll deductions for the Participant equals the price of at least one full share of Stock.

(b) **Election to Participate; Payroll Deduction Authorization.** Except as provided in Section 4(d), an Eligible Employee shall participate in the Plan only by means of payroll deduction. Each Eligible Employee who elects to participate in the Plan with respect to an Offering Period shall complete and execute a payroll deduction authorization in a form prepared by the Agent (the "Authorization"). An Eligible Employee's Authorization shall give notice of such Eligible Employee's election to participate in the Plan for the Offering Period (and subsequent Offering Periods) and shall designate a whole percentage of such Eligible Employee's Base Salary to be withheld by the Corporation or the Subsidiary employing such Eligible Employee on each Payday during the Offering Period. An Eligible Employee may designate any whole percentage of Base Salary which is not less than one percent (1%) and not more than fifteen percent (15%). An Eligible Employee's Base Salary payable during an Offering Period shall be reduced each Payday through payroll deduction in an amount equal to the percentage specified in the Authorization, and such amount shall be credited to such Eligible Employee's Account under the Plan. Any Authorization shall remain in effect for each subsequent Offering Period, unless the Eligible Employee changes or suspends such Authorization pursuant to Section 4(c), withdraws from the Plan pursuant to Section 6, ceases to be an Eligible Employee, or terminates employment as provided in Section 7.

(c) **Change or Suspension of Authorization.** Unless an Eligible Employee withdraws from the Plan pursuant to Section 6 or terminates employment as provided in Section 7, such Eligible Employee shall continue to participate in the Plan and such Eligible Employee's Option shall be exercised in accordance with Section 5 (except as provided in Section 9); provided, however that such Eligible Employee may suspend his Authorization or change the percentage of Base Salary designated in his Authorization at any time during an Offering Period. An Eligible Employee electing to suspend his Authorization or change the percentage of Base Salary designated in the Authorization must deliver to the Agent a notice of change or suspension in a form prepared by the Agent (the "Change or Suspension Election") for the Offering Period. Any Eligible Employee who receives a hardship distribution from the Corporation's Retirement Savings Plan or the Corporation's Retirement Savings Plan for Bargaining Unit Employees shall not be eligible to participate in the Plan for the six months immediately following the receipt of the hardship distribution.

(d) **$25,000 Limitation**. No Eligible Employee shall be granted an Option under the Plan which permits his rights to purchase shares of Stock under the Plan, together with other options to purchase shares of Stock or other stock under all other employee stock purchase plans of the Corporation or any Subsidiary subject to Code §423, to accrue at a rate which exceeds $25,000 of fair market value of such shares of Stock or other stock (determined at the time the Option or other option is granted) for each calendar year in which the Option is outstanding at any time. For purpose of the limitation imposed by this subsection, (i) the right to purchase shares of Stock or other stock under an Option or other option accrues when the Option or other option (or any portion thereof) first becomes exercisable during the calendar year, (ii) the right to purchase shares of Stock or other stock under an Option or other option accrues at the rate provided in the Option or other option, but in no case may such rate exceed $25,000 of the fair market value of such Stock or other stock (determined at the time such Option or other option is granted) for any one calendar year, and (iii) a right to purchase Stock or other stock which has accrued under an Option or other option may not be carried over to any Option or other option. This limitation shall be applied in accordance with §423(b)(8) of the Code and the Treasury Regulations thereunder.

(e) **Transfer of Employment.** In the event an Employee granted an Option under Section 4(a) becomes employed by a Subsidiary that is not a Designated Subsidiary, such Employee may continue to participate in the Plan for the Offering Period, subject to Sections 6, 7 and 9.

5. EXERCISE OF OPTIONS; OPTION PRICE

(a) **Option Exercise.** Subject to the limitations under Section 4, each Employee automatically and without any act on such Employee's part shall be deemed to have exercised such Employee's Option on the Date of Exercise to the extent that the balance then in the Employee's Account is sufficient to purchase, at the Option Price, at least one full share of Stock subject to the Option, and the balance in the Employee's Account shall be reduced by the aggregate purchase price of the shares (including fractional shares) of Stock so purchased. If the balance in the Employee's Account on the Date of Exercise is insufficient to purchase at least one full share of Stock at the Option Price, the balance will be held in the Employee's Account until the end of the next Offering Period.

(b) **Option Price.** The option price per share of Stock (the "Option Price") to be paid by an Employee upon the exercise of the Employee's Option shall be equal to 95% of the Fair Market Value of a share of Stock on the Date of Exercise.

(c) **Delivery.** As soon as practicable after the purchase of shares of Stock upon the exercise of an Option by an Employee, the Corporation shall arrange the delivery of the shares of Stock to such Employee in a form determined by the Committee. Such shares may be held in the custody of the Agent for the benefit of the Employee. The Corporation or the Agent shall make an entry on its books and records indicating that the shares of Stock purchased in connection with such exercise (including any fractional share) have been duly issued as of that date to such Employee.

(d) **Pro Rata Allocations.** If the total number of shares of Stock for which Options are to be exercised on any date exceeds the number of shares of Stock remaining unsold under the Plan (after deduction for all shares of Stock for which Options have theretofore been exercised), the Committee shall make a pro rata allocation of the available remaining shares of Stock in as nearly a uniform manner as shall be practicable and the balance of the amount credited to the Account of each Employee which has not been applied to the purchase of shares of Stock shall be paid to such Employee in one lump sum in cash within thirty (30) days after the Date of Exercise, without any interest thereon, and the balance in the Employee's Account shall be reduced by the amount so paid.

(e) **Information Statement.** The Corporation shall provide each Employee whose Option is exercised with an information statement in accordance with §6039(a) of the Code and the Treasury Regulations thereunder. The Corporation shall maintain a procedure for identifying shares of Stock sold upon the exercise of Options in accordance with §6039(b) of the Code.

6. WITHDRAWAL FROM THE PLAN

(a) **Withdrawal Election**. An Employee may withdraw from participation under the Plan at any time. An Employee electing to withdraw from the Plan must deliver to the Agent a notice of withdrawal in a form prepared by the Agent (the "Withdrawal Election"). Upon receipt of an Employee's Withdrawal Election, any balance in his or her Account shall, as of the next succeeding Exercise Date, be used in the manner set forth in Section 5(a) for the purchase, at the Option Price, of shares of Stock subject to the Option, but, as soon as is practicable, the Withdrawal Election payroll deductions shall be discontinued for the remainder of applicable Offering Period.

(b) **Eligibility following Withdrawal**. An Employee who withdraws from the Plan with respect to an Offering Period may elect to participate again in the Plan by authorizing payroll deductions in a manner set forth by the Agent pursuant to Section 4(b) so long as such Employee is an Eligible Employee.

7. TERMINATION OF EMPLOYMENT

(a) **Termination of Employment Other than at Death.** If the employment of an Employee with the Corporation and the Subsidiaries terminates for any reason other than the Employee's death, any balance in his Account shall, as of the next succeeding Exercise Date, be used in the manner set forth in Section 5 (a) for the purchase, at the Option Price, of shares of Stock subject to the Option and the Employee's participation in the Plan automatically and without any action on the part of the Employee, shall terminate as of such Exercise Date. Upon such a termination of employment, the Employee's Authorization and Option shall terminate.

(b) **Termination at Death.** If the employment of an Employee terminates by reason of the Employee's death, any balance in his Account shall, as of the next succeeding Exercise Date, be used in the manner set forth in Section 5(a) for the purchase, at the Option Price, of shares of Stock subject to the Option. Upon the Corporation's receipt of notice from the executor or administrator of the Employee's estate of the Employee's death and such executor's or administrator's appointment as such, the Employee's Authorization and Option shall terminate.

8. ADMINISTRATION

(a) The Plan and all Options shall be administered by the Committee.

(b) The Committee shall have full and complete authority, in its sole and absolute discretion, (i) to exercise all of the powers granted to it under the Plan, (ii) to construe, interpret and implement the Plan and any related document, (iii) to prescribe, amend and rescind rules relating to the Plan, (iv) to make all determinations necessary or advisable in administering the Plan, and (v) to correct any defect, supply any omission and reconcile any inconsistency in the Plan.

The actions and determinations of the Committee on all matters relating to the Plan and any Options will be final and conclusive. Except as otherwise proscribed by Code §423(b)(5), the Committee's determinations under the Plan need not be uniform and may be made by it selectively among Employees who receive, or who are eligible to receive, Options under the Plan, whether or not such persons are similarly situated.

(c) The Committee and others to whom the Committee has delegated such duties shall keep a record of all their proceedings and actions and shall maintain all such books of account, records and other data as shall be necessary for the proper administration of the Plan.

(d) The Corporation shall pay all reasonable expenses of administering the Plan, including but not limited to the payment of professional fees.

(e) It is the intent of the Corporation that the Plan and Options hereunder satisfy, and be interpreted in a manner that satisfy the applicable requirements of Code §423. If any provision of this Plan would otherwise frustrate or conflict with the intent expressed in this Section 8(e), that provision to the extent possible shall be interpreted and deemed amended so as to avoid such conflict.

(f) The Committee may appoint such accountants, counsel, and other experts as it deems necessary or desirable in connection with the administration of the Plan.

(g) The Committee may delegate, and revoke the delegation of, all or any portion of its authority and powers under the Plan to the Chief Executive Officer of the Corporation, except that the Committee may not delegate any discretionary authority with respect to substantive decisions or functions regarding the Plan or Options to the extent inconsistent with the intent expressed in Section 8(e) or to the extent prohibited by applicable law.

9. ADJUSTMENT PROVISIONS

(a) In the event of any change in or affecting the outstanding shares of Stock by reason of a stock dividend or split, merger or consolidation (whether or not the Corporation is a surviving corporation), recapitalization, reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, the Board of Directors shall make or take such amendments to the Plan and outstanding Options and such adjustments and actions thereunder as it deems appropriate, in its sole discretion, under the circumstances. Such amendments, adjustments and actions may include, but are not limited to, changes in: (i) the number of shares of Stock then remaining subject to the Plan, (ii) the number of shares of Stock subject to outstanding Options, and (iii) the exercise price with respect to any Options.

(b) Subject to Section 9(c), in the event of any transaction or event described in Section 9(a) or any unusual or nonrecurring transactions or events affecting the Corporation, any affiliate of the Corporation, or the financial statements of the Corporation or any affiliate, or of changes in applicable laws, regulations, or accounting principles, the Committee, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Option or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Employee's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Option under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

   (i) To provide that any or all Options outstanding shall terminate without being exercised on such date as the Committee determines in its sole discretion;

   (ii) To provide that any or all Options outstanding shall be exercised prior to the Date of Exercise of such Options on such date as the Committee determines in its sole discretion and such Options shall terminate immediately after such exercises;

   (iii) To provide for either the purchase of any Option outstanding for an amount of cash equal to the amount that could have been obtained upon the exercise of such Option had such Option been currently exercisable, or the replacement of such Option with other rights or property selected by the Committee in its sole discretion;

   (iv) To provide that such Option be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; and

   (v) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Options, or in the terms and conditions of outstanding Options, or Options which may be granted in the future.

(c) The existence of the Plan and the Options granted hereunder shall not affect or restrict in any way the right or power of the Board of Directors or the shareowners of the Corporation to make or authorize any adjustment, recapitalization, reorganization or other change in the capital structure of its business, any merger or consolidation of the Corporation, any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Stock or the rights thereof, the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

10. AMENDMENT AND TERMINATION

The Board of Directors may at any time amend, suspend or terminate the Plan, in whole or in part; provided, however, that no such action shall be effective without the approval of the shareowners of the Corporation to the extent that such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan; and provided, further, that, subject to Section 9, no such action shall impair the rights of any holder of an Option without the holder's consent. Notwithstanding the foregoing, neither the Board of Directors nor the Committee shall (except pursuant to Section 9) amend the Plan to increase the number of shares of Stock available for Options as set forth in Section 3.

11. MISCELLANEOUS

(a) **Nonassignability.** Except as otherwise provided by the Committee, no Option shall be assignable or transferable except by will or by the laws of descent and distribution.

(b) **Other Payments or Awards.** Nothing contained in the Plan shall be deemed in any way to limit or restrict the Corporation or a Subsidiary from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

(c) **Payments to Other Persons.** If payments are legally required to be made to any person other than the person to whom any amount is made available under the Plan, payments shall be made accordingly. Any such payment shall be a complete discharge of the liability hereunder.

(d) **Designation of Subsidiaries.** The Committee shall designate from among the Subsidiaries, as determined from time to time, the Subsidiary or Subsidiaries whose Employees shall be eligible to be granted Options under the Plan. The Board or Committee may designate a Subsidiary, or terminate the designation of a Subsidiary, without the approval of the shareowners of the Corporation.

(e) **Unfunded Plan.** The Plan shall be unfunded. No provision of the Plan shall require the Corporation or a Subsidiary, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Corporation or a Subsidiary maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Corporation or a Subsidiary, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under generally applicable law.

(f) **Limits of Liability.** Any liability of the Corporation or a Subsidiary to any Participant with respect to an Option shall be based solely upon contractual obligations created by the Plan. Neither the Corporation or its Subsidiaries, nor any member of the Board of Directors or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, in good faith under the Plan.

(g) **Rights of Employees.** Nothing contained in the Plan shall confer upon any Employee or Participant any right to continue in the employ or other service of the Corporation or a Subsidiary or constitute any contract or limit in any way the right of the Corporation or a Subsidiary to change such person's compensation or other benefits or to terminate the employment or other service of such person with or without cause. A transfer of an Employee from the Corporation to a Subsidiary, or vice versa, or from one Subsidiary to another, and a leave of absence, duly authorized by the Corporation, shall not be deemed a termination of employment or other service.

(h) **Rights as a Shareowner.** A Participant shall have no rights as a shareowner with respect to any Stock covered by an Option until the date the Participant becomes the beneficial owner or holder of record thereof. Except as provided in Section 9, no adjustment shall be made for dividends or other rights.

(i) **Section Headings.** The section headings contained herein are for the purpose of convenience only, and in the event of any conflict, the text of the Plan, rather than the section headings, shall control.

(j) **Construction.** In interpreting the Plan, the masculine gender shall include the feminine, the neuter gender shall include the masculine or feminine, and the singular shall include the plural unless the context clearly indicates otherwise. Any reference to a statutory provision or a rule under a statute shall be deemed a reference to that provision or any successor provision unless the context clearly indicates otherwise.

(k) **Invalidity.** If any term or provision contained herein shall to any extent be invalid or unenforceable, such term or provision will be reformed so that it is valid, and such invalidity or unenforceability shall not affect any other provision or part thereof.

(l) **Applicable Law.** The Plan and all actions taken hereunder or thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflict of law principles thereof.

(m) **Compliance with Laws.** Notwithstanding anything contained herein to the contrary, the Corporation shall not be required to sell, issue or deliver shares of Stock hereunder or thereunder if the sale, issuance or delivery thereof would constitute a violation by the Participant or the Corporation of any provisions of any law or regulation of any governmental authority or any national securities exchange; and as a condition of any sale or issuance the Corporation may require such agreements or undertakings, if any, as the Corporation may deem necessary or advisable to assure compliance with any such law or regulation.

(n) **Use of Funds; No Interest Paid.** All funds received or held by the Corporation under the Plan shall be included in the general funds of the Corporation free of any trust or other restriction and may be used for any corporate purpose. No interest will be paid to any Employee or credited to any Employee's Account with respect to such funds.

12. EFFECTIVE DATE AND TERM

The Plan was adopted by the Board of Directors on November 13, 2012 and shall become effective upon approval by the shareowners of the Corporation at the Corporation's 2013 Annual Meeting of Shareowners; provided such meeting occurs within twelve months following November 13, 2012. The Plan shall remain in effect until all Options under the Plan have been exercised or terminated under the terms of the Plan.

If you plan to attend the Annual Meeting of Shareowners to be held in Cedar Rapids, Iowa on February 7, 2013, be sure to:

- mark the appropriate box on the proxy card and mail the card using the enclosed envelope; or
- indicate your desire to attend the meeting through our telephone or Internet voting procedures; or
- call the Corporation's Shareowner Relations line at (319) 295-4045.

If you indicate "Yes" you plan to attend, then either (1) you will receive a legal proxy from your broker or nominee (which legal proxy you should bring to the Annual Meeting) or (2) your name will be on the admittance list at the Annual Meeting Registration Desk if you are a holder of record.